UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008

Commission File Number :  1-14118

MATERIAL CHANGE REPORT

QUEBECOR WORLD INC.

(Translation of Registrant’s Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes  ☐                  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-                                      .

QUEBECOR WORLD INC.

Filed in this Form 6-K

Documents index

1.	Material Change Report and schedules
2.	Financing Agreement

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.    Name and Address of Company

Quebecor World Inc.

612 St-Jacques Street

Montreal, Quebec

H3C 4M8

Item 2.    Date of Material Change

January 21 & 23, 2008

Item 3.    News Release

A press release was issued by Quebecor World Inc. (“Quebecor World”) on January 21, 2008 at 09:05 ET, a copy of this press release is attached hereto as Schedule A and forms an integral part hereof.

A press release was issued by Quebecor World on January 21, 2008 at 17:07 ET, a copy of this press release is attached hereto as Schedule B and forms an integral part hereof.

A press release was issued by Quebecor World on January 23, 2008, a copy of this press release is attached hereto as Schedule C and forms an integral part hereof.

Item 4.    Summary of Material Change

On January 21, 2008, at 09:05 ET, Quebecor World announced that the Board of Directors of Quebecor World had authorized it to file for creditor protection under the Companies’ Creditors Arrangement Act (“CCAA”) in Canada. A number of Quebecor World’s U.S. subsidiaries were also covered by the CCAA filing in Canada as well as in the United States under Chapter 11 of the United States Bankruptcy Code. The application under the CCAA was to be heard by the Quebec Superior Court on the same day.

Quebecor World’s Board of Directors, in a unanimous decision, authorized Quebecor World to take this action as the best alternative for the long-term interests of Quebecor World, its employees, customers, creditors and other stakeholders. Operations outside of North America were not included in these filings.

Quebecor world also announced that it had entered into financing commitments with Credit Suisse and Morgan Stanley for new financing in the amount of US$1 billion. This financing, which was subject to approval of Courts in both Canada and the

United States, would allow Quebecor World to meet all current operating needs, including wages, benefits and other operating expenses. A copy of the financing agreement with Credit Suisse and Morgan Stanley for new financing in the amount of US$1 billion (the “Financing Agreement”) is attached hereto as Schedule D and forms an integral part hereof.

Later that same day, at 17:07 ET, Quebecor World announced that it had obtained an Order for creditor protection under the CCAA. Under the terms of the Order, Ernst & Young Inc. is the Court-appointed Monitor under the CCAA process and will assist Quebecor World in formulating its restructuring plan.

On January 23, 2008, Quebecor World announced that it had received the initial United States court orders it sought as part of its court supervised reorganization and protection, providing the final authorization needed for Quebecor World to borrow up to $750 million under the terms of the Financing Agreement. The proceeds of the Financing Agreement were to be used to fund operations as Quebecor World reorganizes under the protection of the courts in the United States and Canada.

Quebecor World further announced that the Court also granted a series of other requests from Quebecor World’s subsidiaries in the United States, as more fully detailed in the attached press release at Schedule C.

Item 5.    Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 6.    Omitted Information

Not applicable.

Item 7.    Executive Officer

For any inquiries with respect to this material change report, please contact Tony Ross, Vice President, Communications, at (514) 877-5317 or (800) 567-7070 or Roland Ribotti, Vice President, Investor Relations and Assistant-Treasurer, at
(514) 877-5143 or (800) 567-7070.

Item 8.    Date of Report

January 31, 2008

2

SCHEDULE A – PRESS RELEASE

See attached.

Jan 21, 2008 09:05 ET

Quebecor World to File for Creditor Protection

- US$1 Billion Financing Secured to Meet all Current Operating Needs

- Operations to Continue as Usual During Restructuring Process

MONTREAL, CANADA—(Marketwire - Jan. 21, 2008) - Quebecor World Inc. (TSX:IQW)(NYSE:IQW) today announced that the Board of Directors of the Company has authorized it to file for creditor protection under the Companies’ Creditors Arrangement Act (CCAA) in Canada. A number of Quebecor World’s U.S. subsidiaries are also covered by the CCAA filing in Canada as well as in the United States under Chapter 11 of the United States Bankruptcy Code. Application under the CCAA will be heard by the Quebec Superior Court on January 21, 2008 and the filing under Chapter 11 of the U.S. Bankruptcy Code will be made in the Southern Judicial District of New York.

Quebecor World’s Board of Directors, in a unanimous decision, authorized the Company to take this action as the best alternative for the long-term interests of the Company, its employees, customers, creditors and other stakeholders. Operations outside of North America are not included in these filings.

The Company has also announced that it has entered into financing commitments with Credit Suisse and Morgan Stanley for new financing in the amount of US$1 billion. This financing, which is subject to approval of Courts in both Canada and the United States, will allow the Company to meet all current operating needs, including wages, benefits and other operating expenses.

Jacques Mallette, Quebecor World’s President and CEO said: “These steps allow the Company to continue operating as a going concern for the benefit of all those affected including our many loyal employees, customers and suppliers. The Company has a strong business and valuable assets located throughout the world. We believe that the steps we are taking today and the strong vote of confidence given to us by our new finance lenders will ensure that we will be able to protect the value of the business for our stakeholders.”

Mr. Mallette added: “Today’s filing is the result of industry pressures, particularly in Europe, combined with the inability of the Company to raise new capital in the current market environment and the inability to complete the sale of its European operations. The steps we initiate today will allow the Company to make changes which are necessary to ensure the long-term viability of the Company within a process that ensures fair and equitable treatment for all stakeholders.”

The deadline of 9:00 a.m. January 20, 2008, for satisfaction of the conditions precedent to the previously announced CDN$400 million rescue financing agreement with Quebecor Inc. and Tricap Partners Ltd. having passed without such conditions being satisfied results in the agreement relating to the rescue financing being terminated and without effect. The Company recognizes and appreciates the time and effort of Quebecor Inc. and Tricap Partners in connection with the rescue financing.

Forward looking statements

This press release may include “forward-looking statements” that involve risks and uncertainties. All statements other than statements of historical facts included in this press release, including statements regarding the prospects of the industry and prospects, plans, financial position and business strategy of Quebecor World Inc. (the “Company”), may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made.

Investors and others are cautioned that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause the Company’s actual results to differ from current expectations, please refer to the Company’s public filings available at www.sedar.com, www.sec.gov and www.quebecorworld.com. In particular, further details and descriptions of these and other factors are disclosed in the “Risks and Uncertainties related to the Company’s business” section of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2006, and the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2006.

The forward-looking statements in this press release reflect the Company’s expectations as of January 21, 2008 and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by the applicable securities laws.

About Quebecor World

Quebecor World Inc. (TSX:IQW)(NYSE:IQW) is a world leader in providing high-value, complete marketing and advertising solutions to leading retailers, catalogers, branded-goods companies and other businesses with marketing and advertising activities, as well as complete, full-service print solutions for publishers. The Company is a market leader in most of its major product categories, which include advertising inserts and circulars, catalogs, direct mail products, magazines, books, directories, digital premedia, logistics, mail list technologies and other value-added services. Quebecor World has approximately 28,000 employees working in more than 115 printing and related facilities in the United States, Canada, Argentina, Austria, Belgium, Brazil, Chile, Colombia, Finland, France, India, Mexico, Peru, Spain, Sweden, Switzerland and the United Kingdom.

Web address: www.quebecorworld.com

For more information, please contact

Quebecor World Inc.

Tony Ross

Vice President, Communications

514-877-5317

800-567-7070

or

Quebecor World Inc.

Roland Ribotti

Vice President, Investor Relations and Assistant Treasurer

514-877-5143

800-567-7070

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1-800-774-9473 (US)  |  1-888-299-0338 (Canada)  |  +44-20-7562-6550 (UK)

SCHEDULE B – PRESS RELEASE

See attached.

Jan 21, 2008 17:07 ET

Quebecor World Obtains Court Order for Creditor Protection

MONTREAL, QUEBEC—(Marketwire - Jan. 21, 2008) - Quebecor World Inc. (TSX:IQW) (NYSE:IQW) Further to a news release issued this morning and the completion of subsequent proceedings before the Quebec Superior Court, Quebecor World Inc. announced that it has obtained an Order for creditor protection under the Companies’ Creditors Arrangement Act.

Under the terms of the Order, Ernst & Young Inc. will serve as the Court-appointed Monitor under the CCAA process and will assist the Company in formulating its restructuring plan.

Forward looking statements

This press release may include “forward-looking statements” that involve risks and uncertainties. All statements other than statements of historical facts included in this press release, including statements regarding the prospects of the industry and prospects, plans, financial position and business strategy of Quebecor World Inc. (the “Company”), may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made.

Investors and others are cautioned that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause the Company’s actual results to differ from current expectations, please refer to the Company’s public filings available at www.sedar.com, www.sec.gov and www.quebecorworld.com. In particular, further details and descriptions of these and other factors are disclosed in the “Risks and Uncertainties related to the Company’s business” section of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2006, and the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2006.

The forward-looking statements in this press release reflect the Company’s expectations as of January 21, 2008 and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by the applicable securities laws.

About Quebecor World

Quebecor World Inc. (TSX:IQW) (NYSE:IQW) is a world leader in providing high-value, complete marketing and advertising solutions to leading retailers, catalogers, branded-goods companies and other businesses with marketing and advertising activities, as well as complete, full-service print solutions for publishers. The Company is a market leader in most of its major product categories, which include advertising inserts and circulars, catalogs, direct mail products, magazines, books, directories, digital premedia, logistics, mail list technologies and other value-added services. Quebecor World has approximately 28,000 employees working in more than 115 printing and related facilities in the United States, Canada, Argentina, Austria, Belgium, Brazil, Chile, Colombia, Finland, France, India, Mexico, Peru, Spain, Sweden, Switzerland and the United Kingdom.

Web address: www.quebecorworld.com

For more information, please contact

Quebecor World Inc.

Tony Ross

Vice President, Communications

514-877-5317

800-567-7070

or

Quebecor World Inc.

Roland Ribotti

Vice President, Investor Relations and Assistant Treasurer

514-877-5143

800-567-7070

Privacy Statement | Terms of Service | Sitemap |© 2007 Marketwire, Incorporated. All rights reserved.

1-800-774-9473 (US)  |  1-888-299-0338 (Canada)  |  +44-20-7562-6550 (UK)

SCHEDULE C – PRESS RELEASE

See attached.

Jan 23, 2008 21:37 ET

Quebecor World Receives U.S. Court Approval of $1 Billion Financing Plan

MONTREAL, QUEBEC—(Marketwire - Jan. 23, 2008) - Quebecor World Inc. (IQW:TSX) (NYSE:IQW) today received the initial United States court orders it sought as part of its court supervised reorganization and protection. United States Judge James Peck today provided the final authorization needed for Quebecor World Inc. to borrow up to $750 million under the terms of the credit facility from Credit Suisse and Morgan Stanley. Together with the approval of this loan by the Quebec Superior Court earlier this week, today’s approval clears the way for Quebecor World to obtain the cash infusion, the first part of a $1 billion in new financing. The proceeds of the financing will be used to fund its operations as the Company reorganizes under the protection of the courts in the United States and Canada.

The Court also granted a series of other requests from Quebecor World’s subsidiaries in the United States. Among other things, the Court authorized the Company to continue to honor its ongoing obligations to its employees and to honor all commitments to the Company’s customers so as to ensure that customers receive the same high level of service they depend upon to meet their advertising and publishing needs.

Forward looking statements

This press release may include “forward-looking statements” that involve risks and uncertainties. All statements other than statements of historical facts included in this press release, including statements regarding the prospects of the industry and prospects, plans, financial position and business strategy of Quebecor World Inc. (the “Company”), may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made.

Investors and others are cautioned that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause the Company’s actual results to differ from current expectations, please refer to the Company’s public filings available at www.sedar.com, www.sec.gov and www.quebecorworld.com. In particular, further details and descriptions of these and other factors are disclosed in the “Risks and Uncertainties related to the Company’s business” section of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2006, and the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2006.

The forward-looking statements in this press release reflect the Company’s expectations as of January 23, 2008 and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by the applicable securities laws.

About Quebecor World

Quebecor World Inc. (TSX:IQW) (NYSE:IQW) is a world leader in providing high-value, complete marketing and advertising solutions to leading retailers, catalogers, branded-goods companies and other businesses with marketing and advertising activities, as well as complete, full-service print solutions for publishers. The Company is a market leader in most of its major product categories, which include advertising inserts and circulars, catalogs, direct mail products, magazines, books, directories, digital premedia, logistics, mail list technologies and other value-added services. Quebecor World has approximately 28,000 employees working in more than 115 printing and related facilities in the United States, Canada, Argentina, Austria, Belgium, Brazil, Chile, Colombia, Finland, France, India, Mexico, Peru, Spain, Sweden, Switzerland and the United Kingdom.

Web address: www.quebecorworld.com

For more information, please contact

Quebecor World Inc.

Tony Ross

Vice President, Communications

514-877-5317

800-567-7070

or

Quebecor World Inc.

Roland Ribotti, Vice President, Investor Relations

and Assistant Treasurer
514-877-5143

800-567-7070

www.quebecorworld.com

Privacy Statement | Terms of Service | Sitemap |© 2007 Marketwire, Incorporated. All rights reserved.

1-800-774-9473 (US)  |  1-888-299-0338 (Canada)  |  +44-20-7562-6550 (UK)

SCHEDULE D – FINANCING AGREEMENT

See attached.

EXECUTION VERSION

$1,000,000,000

SENIOR SECURED SUPERPRIORITY
 DEBTOR-IN-POSSESSION CREDIT AGREEMENT

Dated as of January 21, 2008

Among

QUEBECOR WORLD INC.,
as a debtor company under the Companies’ Creditors Arrangement Act (Canada)

and

QUEBECOR WORLD (USA) INC.,
as a Debtor and Debtor-in-Possession under Chapter 11 of the United States Bankruptcy Code, and as a debtor company under the Companies’ Creditors Arrangement Act (Canada), as Borrowers

and

THE GUARANTORS PARTY HERETO,
as Debtors and Debtors-in-Possession under Chapter 11 of the United States Bankruptcy Code, and as debtor companies under the Companies’ Creditors Arrangement Act (Canada)

and

CREDIT SUISSE,
as Administrative Agent

and

as Collateral Agent

and

MORGAN STANLEY SENIOR FUNDING, INC.,
as Syndication Agent

and

CREDIT SUISSE,
as an Initial Issuing Bank

and

CREDIT SUISSE,
as Initial Swing Line Lender

and

THE INITIAL LENDERS AND THE OTHER LENDERS PARTY HERETO

CREDIT SUISSE SECURITIES (USA) LLC

and

MORGAN STANLEY SENIOR FUNDING, INC.,
as Joint Lead Arrangers and Co-Bookrunners

ANNEX

Annex I	Guarantors

SCHEDULES

Schedule I	Commitments and Applicable Lending Offices
Schedule II	Intellectual Property
Schedule III	Material IP Agreements
Schedule IV	Initial Pledged Equity
Schedule V	Initial Pledged Debt
Schedule VI	Concentration Limits and Account Debtors
Schedule VII	[Intentionally Omitted]
Schedule VIII	[Intentionally Omitted]
Schedule IX	Commercial Torts Claims
Schedule X	[Intentionally Omitted]
Schedule XI	Pledged Deposit Accounts
Schedule XII	Inventory and Equipment
Schedule 3.01(a)(xii)	Quebec Mortgage Properties
Schedule 4.01	Equity Investments; Subsidiaries
Schedule 4.01(c)	Liens
Schedule 4.01(f)	Necessary Third Party Approvals and Consents
Schedule 4.01(k)	Disclosures
Schedule 4.01(o)	Environmental Matters
Schedule 4.01(s)	Debt; Secured Debt; Material Debt Documents
Schedule 4.01(x)	Pension and Benefit Plans
Schedule 4.01(w)	Labor Matters (Collective Bargaining and Employment Agreements)
Schedule 4.01(aa)(i)	Filing Locations
Schedule 4.01(cc)	Canadian Owned and Leased Properties; United States Owned and
Leased Properties
Schedule 4.01(dd)	Amendments to Existing Credit Agreements
Schedule 5.01(s)(i)(A)	Hedge Agreements
Schedule 5.01(s)(i)(B)	Cash Management Obligations
Schedule 5.02(g)	Existing Investments
Schedule 5.02(h)	Scheduled Asset Dispositions
Schedule 5.02(p)	Sale and Lease Backs

EXHIBITS

Exhibit A-1	Form of Term Note
Exhibit A-2	Form of Revolving Credit Note
Exhibit B	Form of Notice of Borrowing
Exhibit C	Form of Assignment and Acceptance
Exhibit D-1	Form of Opinion of Arnold & Porter LLP
Exhibit D-2	Form of Opinion of Ogilvy Renault LLP
Exhibit D-3	Form of Opinion of Clark Wilson LLP
Exhibit D-4	Form of Opinion of Fraser Milner Casgrain LLP
Exhibit D-5	Form of Opinion of Stewart McKelvey
Exhibit E	Form of Interim Order of US Bankruptcy Court
Exhibit F	Form of Initial Order of the Canadian Bankruptcy Court
Exhibit G-1	Form of IP Security Agreement

Exhibit G-2	Form of IP Security Agreement Supplement
Exhibit H	Form of Guaranty Supplement
Exhibit J	Form of Québec Security Document

v

SENIOR SECURED SUPERPRIORITY

DEBTOR-IN-POSSESSION CREDIT AGREEMENT

SENIOR SECURED SUPERPRIORITY DEBTOR-IN-POSSESSION CREDIT AGREEMENT (this “Agreement”) dated as of January 21, 2008 among QUEBECOR WORLD INC., a corporation amalgamated under the laws of Canada and having its registered office in Montreal, Province of Québec, Canada, as a debtor company under the CCAA (as hereinafter defined) (the “Parent”), and QUEBECOR WORLD (USA) INC., a Delaware corporation and a debtor and debtor-in-possession in a case pending under chapter 11 of the Bankruptcy Code (as hereinafter defined) and as a debtor company under the CCAA (the “Company”; together with the Parent, the “Borrowers”), and each of the direct and indirect subsidiaries of the Borrowers set forth on Annex I hereto (each, a “Guarantor”, and, collectively, together with any person that becomes a Guarantor hereunder pursuant to Section 8.05, the “Guarantors”), each of which (other than the Foreign Guarantors) is a debtor and debtor-in-possession in a case pending under the CCAA and each of which (other than the Parent and the Foreign Guarantors) is a debtor and debtor-in-possession in a case pending under Chapter 11 of the Bankruptcy Code, the Initial Lenders (as hereinafter defined) and the other banks, financial institutions and other institutional lenders party hereto (each, a “Lender”, and collectively with the Initial Lenders and any other person that becomes a Lender hereunder pursuant to Section 10.08, the “Lenders”), CREDIT SUISSE (“CS”), as an initial Issuing Bank (in such capacity, an “Initial Issuing Bank”), CREDIT SUISSE, as administrative agent (or any successor appointed pursuant to Article VII, in such capacity, the “Administrative Agent”) and as Collateral Agent (as hereinafter defined) for the Lender Parties and the other Secured Parties (each as hereinafter defined), MORGAN STANLEY SENIOR FUNDING, INC. (“MSSF”), as Syndication Agent (in such capacity, the “Syndication Agent”), CREDIT SUISSE, as the Initial Swing Line Bank Lender (in such capacity, the “Initial Swing Line Lender”) and CREDIT SUISSE SECURITIES (USA) LLC (“CS Securities”) and MORGAN STANLEY SENIOR FUNDING, INC., as Joint Lead Arrangers and Co-Bookrunners (in such capacities, the “Lead Arrangers”).

PRELIMINARY STATEMENTS

(1)           On January 21, 2008 (the “Bankruptcy Petition Date”), the Company and its United States Subsidiaries that are Guarantors (in such capacity, collectively, the “Chapter 11 Debtors”) filed voluntary petitions in the United States Bankruptcy Court for the Southern District of New York (the “US Bankruptcy Court”) for relief, and commenced proceedings (the “Bankruptcy Cases”) under Chapter 11 of the United States Bankruptcy Code (11 U.S.C. §§ 101 et seq.; the “Bankruptcy Code”) and have continued in the possession of their assets and in the management of their businesses pursuant to Sections 1107 and 1108 of the Bankruptcy Code.

(2)           On January 21, 2008 (the “CCAA Filing Date”), the Parent, the Company and the US Guarantors (as defined below; in such capacity, collectively, the “CCAA Debtors”) filed a voluntary motion in the Superior Court of Québec (the “Canadian Bankruptcy Court”) for relief, and commenced proceedings (the “CCAA Cases”; together with the Bankruptcy Cases, the “Cases”) under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) and have continued in the possession of their assets and in the management of their business pursuant to the CCAA and the CCAA Initial Order (as defined below).

(3)           The Borrowers have requested that the Agents (as defined below) and the Lender Parties (as defined below) enter into senior secured term and revolving credit facilities (with subfacilities for swing line loans and letters of credit) (collectively, the “Facilities”) in an aggregate principal amount not to exceed $1,000,000,000.

(4)           To provide guarantees and security for the repayment of the Advances under the Facilities, the reimbursement of any drawing under a Letter of Credit (as hereinafter defined) and the payment of the other Obligations (as hereinafter defined) of the Borrowers hereunder and the Guarantors hereunder under the other Loan Documents (as hereinafter defined), as a condition precedent to the effectiveness hereof, the Borrowers and the Guarantors, as the case may be, will provide to the Administrative Agent and the Lender Parties (a) a guaranty from each of the Guarantors of the due and punctual payment of the obligations of the Borrowers hereunder, and (b) the claims and liens described in Section 2.18 of this Agreement.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS AND ACCOUNTING TERMS

Section 1.01  Certain Defined Terms.  As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

“Acceptance Fee” means a fee payable by the Borrowers to the Administrative Agent for the account of a Lender in Canadian Dollars with respect to the acceptance of a B/A, calculated on the face amount of the B/A at a rate per annum equal to the Applicable Margin from time to time in effect on the basis of the actual number of days in the applicable Interest Period (including the date of acceptance and excluding the date of maturity) and a year of 365 days, or 366, as the case may be.

“Account Collateral” has the meaning specified in Section 9.01(f).

“Account Control Agreement” has the meaning specified in Section 5.01(k).

“Account Debtor” means the Person obligated on an Account.

“Accounts” means, (a) for accounts payable to a Loan Party in the United States of America, the meaning specified for “accounts” in the UCC and (b) for accounts payable to a Loan Party in Canada, the indebtedness and payment obligations of any Person to any Loan Party or acquired by any Loan Party (including obligations constituting an account or general intangible or evidenced by a note, instrument, contract, security agreement, chattel paper or other evidence of indebtedness or security) arising from a sale of merchandise or the provision of services by such Loan Party or the Person from which such indebtedness and payment obligation were acquired by such Loan Party, including (i) any right to payment for goods sold or for services rendered and (ii) the right to payment of any interest, sales taxes, finance charges, returned check or late charges and other obligations of such Person with respect thereto.

“Activation Notice” has the meaning specified in Section 5.01(k).

“Administrative Agent” has the meaning specified in the recital of parties to this Agreement.

“Administrative Agent’s Account” means (a) for Dollars, the account of the Administrative Agent specified by the Administrative Agent in writing to the Lender Parties from time to time; and (b) for Canadian Dollars, the account of the Administrative Agent at such place in Canada as specified by the Administrative Agent in writing to the Lender Parties from time to time.

“Administration Charge Expenses” means (a) all fees and expenses required to be paid to counsel retained by the Parent in the CCAA Cases; (b) all fees and expenses required to be paid to the Monitor, including the fees and expenses of the Monitor’s legal counsel, and (c) all fees and expenses of other advisors retained by the Parent.

“Administration Charge” means the charge provided for in the CCAA Initial Order which is senior to the DIP Lenders Charge, which charge shall not exceed CDN$5 million to secure the Administration Charge Expenses.

“Advance” means a Term Advance, a Revolving Credit Advance, a Swing Line Advance or a Letter of Credit Advance.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person or is a director or officer of such Person.  For purposes of this definition, the term “control” (including the terms “controlling”, “controlled by” and “under common control with”) of a Person means the ownership of at least 25% of the Equity Interests of a Person or the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of Voting Stock, by contract or otherwise.

“After-Acquired Intellectual Property” has the meaning specified in Section 9.04(e)(iii).

“Agent-Related Persons” means the Agents, together with their respective Affiliates, and the officers, directors, employees, agents and attorneys-in-fact of such Agents and Affiliates.

“Agents” means the Administrative Agent, the Collateral Agent, any Syndication Agent, any Documentation Agent and the Lead Arrangers.

“Agreement Value” means, for each Hedge Agreement, on any date of determination, an amount equal to:  (a) in the case of a Hedge Agreement documented pursuant to the Master Agreement (Multicurrency-Cross Border) published by the International Swap and Derivatives Association, Inc. (the “Master Agreement”), the amount, if any, that would be payable by any Loan Party or any of its Subsidiaries to its counterparty to such Hedge Agreement, if (i) such Hedge Agreement was being terminated early on such date of determination, (ii) such Loan Party or Subsidiary was the sole “Affected Party,” and (iii) the Administrative Agent was the sole party determining such payment amount (with the Administrative Agent making such determination pursuant to the provisions of the form of Master Agreement); (b) in the case of a Hedge Agreement traded on an exchange, the mark-to-market value of such Hedge Agreement, which will be the unrealized loss or gain on such Hedge Agreement to the Loan Party or Subsidiary of a Loan Party that is a party to such Hedge Agreement based on the settlement price of such Hedge Agreement on such date of determination; or (c) in all other cases, the mark-to-market value of such Hedge Agreement, which will be the unrealized loss or gain on such Hedge Agreement to the Loan Party or Subsidiary of a Loan Party that is a party to such Hedge Agreement determined as the amount, if any, by which (i) the present value of the future cash flows to be paid by such Loan Party or Subsidiary exceeds (ii) the present value of the future cash flows to be received by such Loan Party or Subsidiary pursuant to such Hedge Agreement; capitalized terms used and not otherwise defined in this definition shall have the respective meanings set forth in the above described Master Agreement.

“AML Legislation” has the meaning specified in Section 10.12.

“Applicable Lending Office” means, with respect to each Lender Party, such Lender Party’s Domestic Lending Office in the case of a Base Rate Advance or a Canadian Prime Rate Advance, such Lender Party’s Canadian BA Lending Office in the case of a Canadian BA Rate Advance, and such Lender Party’s Eurodollar Lending Office in the case of a Eurodollar Rate Advance.

“Applicable Margin” means (a) in respect of the Term Facility, 3.75% per annum, in the case of Eurodollar Rate Advances, and 2.75% per annum, in the case of Base Rate Advances, (b) in respect of the Swing Line Facility, as set forth in clause (c) below for Base Rate Advances, (c) in respect of Dollar Advances under the Revolving Credit Facility, 2.25% per annum, in the case of Eurodollar Rate Advances, and 1.25% per annum, in the case of Base Rate Advances and (d) in respect of Canadian Dollar Advances under the Revolving Credit Facility, 2.25% per annum, in the case of Canadian BA Rate Advances (it being agreed that the Applicable Margin in respect of a B/A Equivalent Loan is equivalent to the Applicable Margin otherwise applicable to the Canadian BA Rate Advance which has been replaced by the making of such B/A Equivalent Loan), and 1.25% per annum, in the case of Canadian Prime Advances.

“Appropriate Lender” means, at any time, with respect to (a) the Term Facility or the Revolving Credit Facility, a Lender that has a Commitment or Advances outstanding, in each case with respect to or under such Facility at such time and (b) the Letter of Credit Sublimit, (i) any Issuing Bank and (ii) if the Revolving Credit Lenders have made Letter of Credit Advances pursuant to Section 2.03(c) that are outstanding at such time, each such Revolving Credit Lender and (c) the Swing Line Facility, (i) the Swing Line Lender and (ii) if the Revolving Credit Lenders have made Swing Line Advances pursuant to Section 2.02(b) that are outstanding at such time, each Revolving Credit Lender.

“Approved Fund” means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

“Assigned Agreements” has the meaning specified in Section 9.01(e).

“Assignment and Acceptance” means an assignment and acceptance entered into by a Lender Party and an Eligible Assignee, and accepted by the Administrative Agent, in accordance with Section 10.08 and in substantially the form of Exhibit C hereto.

“Avoidance Actions” means all causes of action arising under sections 502(d), 544, 545, 547, 548, 549 or 550 of the Bankruptcy Code, or any similar causes of action arising under the CCAA, BIA or any other federal or provincial statute in Canada (including causes of action relating to unjust preferences, fraudulent conveyances, settlements and transactions at undervalue) and any proceeds or property recovered, unencumbered or otherwise the subject of such successful causes of action.

“B/A Equivalent Loan” has the meaning specified in Section 2.09(g).

“Bankers’ Acceptance” and “B/A” mean an instrument denominated in Canadian Dollars, drawn by the Parent and accepted by a Lender in accordance with this Agreement, and includes a “depository note” within the meaning of the Depository Bills and Notes Act (Canada) and a bill of exchange within the meaning of the Bills of Exchange Act (Canada).

“Bankruptcy Cases” has the meaning specified in the Preliminary Statements.

“Bankruptcy Code” has the meaning specified in the Preliminary Statements.

“Bankruptcy Petition Date” has the meaning specified in the Preliminary Statements.

“Base Rate” means a fluctuating interest rate per annum in effect from time to time, which rate per annum shall at all times be equal to the higher of:

(a)           the rate of interest per annum established by Credit Suisse in New York, New York, from time to time, as Credit Suisse’s prime rate for Dollars loaned in the United States; and

(b)           ½ of 1% per annum above the Federal Funds Rate.

The Base Rate is an index rate and is not necessarily intended to be the lowest or best rate of interest charged to other customers in connection with extensions of credit.

“Base Rate Advances” means Dollar Advances (or any portion thereof) for which the applicable rate of interest is based upon the Base Rate.

“BIA” means the Bankruptcy and Insolvency Act (Canada) as amended and in effect from time to time, and any successor statutes.

“Borrowers” has the meaning specified in the recital of parties to this Agreement.

“Borrowers’ Account” means the account of the Borrowers maintained by the Borrowers and specified in writing to the Administrative Agent from time to time.

“Borrowing” means a borrowing consisting of simultaneous Advances of the same Type made by the Appropriate Lenders.

“Borrowing Base Availability” means, at any time, an amount equal to the lesser of (a) (i) the DIP Borrowing Base, minus (ii) the DIP Revolving Credit Facility Usage at such time, minus (iii) such availability Reserves as the Administrative Agent, in its reasonable commercial judgment, deems appropriate consistent with standards for asset-based financings in order to protect and preserve the value of the Collateral (it being understood that as of the Effective Date and until the occurrence of Final Availability, such Reserves shall be deemed to be zero (other than any Reserve for unpaid property taxes)), in each case as at such time and (b)(i) the then effective commitments under the Revolving Credit Facility, minus (ii) the DIP Revolving Credit Facility Usage, minus (iii) such availability Reserves as the Administrative Agent, in its reasonable commercial judgment, deems appropriate consistent with standards for asset-based financings in order to protect and preserve the value of the Collateral (it being understood that as of the Effective Date and until the occurrence of Final Availability, such Reserves shall be deemed to be zero (other than any Reserve for unpaid property taxes)), in each case as at such time.

“Borrowing Base Availability Threshold” means an amount equal to $75.0 million.

“Borrowing Base Certificate” means a certificate in a form mutually agreeable to the Borrowers and the Administrative Agent (with such changes therein as may be required by the Administrative Agent or the Initial Lenders to reflect the components of, and reserves against, the Borrowing Base as provided for hereunder from time to time), executed and certified as accurate and complete by a Responsible Officer of the Parent or by the controller of the Parent, which shall include detailed calculations as to the Borrowing Base as reasonably requested by the Administrative Agent or the Initial Lenders.

“Borrowing Base Change Notice” has the meaning specified in Section 1.04.

“Borrowing Base Deficiency” means, at any time, the failure of (a) the DIP Borrowing Base at such time to equal or exceed (b) the sum of (i) the aggregate principal amount of the Revolving Credit Advances and Swing Advances outstanding at such time plus (ii) the aggregate L/C Obligations at such time.

“Business Day” means a day of the year on which banks are not required or authorized by law to close in New York City, Toronto and Montreal and, if the applicable Business Day relates to any Eurodollar Rate Advances, on which dealings are carried on in the London interbank market.

“Canadian BA Rate” means (a) the CDOR Rate for banks listed in Schedule I of the Bank Act (Canada); or (b) the lesser of (i) the CDOR Rate plus 0.10%, and (ii) the arithmetic average (rounded upward to the nearest multiple of 0.01%) of the discount rate quoted by the Reference Lenders at or about 10:00 a.m. Toronto time on the date of issue and acceptance of such Bankers’ Acceptances or Advance of such B/A Equivalent Loan for lenders not listed in Schedule I of the Bank Act (Canada).

“Canadian BA Rate Advances” means Canadian Dollar Advances (or any portion thereof) for which the applicable rate of interest is based upon the Canadian BA Rate and shall include, as applicable, B/A Equivalent Loans.  For greater certainty, unless the context requires otherwise, all provisions of this Agreement which are applicable to Bankers’ Acceptances are also applicable, mutatis mutandis, to B/A Equivalent Loans.

“Canadian BA Rate Lending Office” means, with respect to any Lender Party, the office of such Lender Party specified as its “Canadian BA Rate Lending Office” opposite its name on Schedule I hereto or in the Assignment and Acceptance pursuant to which it became a Lender Party, as the case may be, or such other office of such Lender Party as such Lender Party may from time to time specify to the Borrowers and the Administrative Agent.”

“Canadian Bankruptcy Court” has the meaning specified in the Preliminary Statements.

“Canadian Bankruptcy Statutes” means the CCAA or the BIA, in each case as applicable.

“Canadian Benefit Plan” means any employee benefit plan maintained or contributed to by any Loan Party that is not a Canadian Pension Plan including, without limitation, any profit sharing, savings, supplemental retirement, retiring allowance, severance, pension, deferred compensation, welfare, bonus, incentive compensation, phantom stock, supplementary unemployment benefit plan or arrangement and any life, health, dental and disability plan or arrangement in which the employees or former employees of any Loan Party employed in Canada participate or are eligible to participate, but excluding any stock option or stock purchase plan.

“Canadian Collateral” means all property of the Loan Parties, now owned or hereafter acquired, upon which a Lien is purported to be created by the Canadian Security Documents.

“Canadian Dollars”and “CDN$” means the lawful currency of Canada.

“Canadian Dollar Sublimit” means CDN$150.0 million in the aggregate, with respect to Canadian Prime Rate Advances, Canadian BA Rate Advances and L/C Obligations with respect to Canadian Letters of Credit.

“Canadian Loan Parties” means all Loan Parties organized under the law of Canada or any province thereof.

“Canadian Pension Plan” means any plan which is considered to be a pension plan for the purposes of any applicable pension benefits standards statute and/or regulation in Canada or any province thereof established, maintained or contributed to by any Loan Party, their respective employees or former employees.

“Canadian Pension Plan Event” means an event which would entitle a Person (with or without the consent of any Loan Party) to trigger or request a wind- up or termination, in full or in part, of a Canadian Pension Plan, or the institution of any procedure or other steps by any Person to trigger the termination of or obtain an order to terminate or wind-up, in full or in part, any Canadian Pension Plan, or the receipt by any Loan Party of material correspondence from a governmental authority or any other Person relating to any circumstance or event that could lead to or trigger a potential or actual, partial or full, termination or wind-up of any Canadian Pension Plan, or any other event in relation to any Canadian Pension Plan which could otherwise reasonably be expected to adversely affect the registered or tax status of any such Canadian Pension Plan maintained, sponsored or in which participate any of the Loan Parties.

“Canadian Prime Rate” means, on any day, the annual rate of interest equal to the greater of (a) the annual rate of interest determined by the Administrative Agent and in effect as its prime rate at its principal office in Toronto, Ontario on such day for determining interest rates on Canadian Dollar denominated commercial loans in Canada, and (b) the annual rate of interest equal to the sum of (i) the one month CDOR Rate in effect on such day, plus (ii) 1.00%.

“Canadian Prime Rate Advances” means any Advance in Canadian Dollars (or any portion thereof) for which the applicable rate of interest is based upon the Canadian Prime Rate.

“Canadian Security Documents” means (a) the Canadian general security agreement, mortgage, debenture or similar agreement or instrument executed and delivered by the Loan Parties in favor of the Collateral Agent, for the benefit of the Secured Parties, (b) the securities and debt pledge agreement entered into by the Parent, (c) each of the Quebec Security Documents, and (d) any other security agreement, mortgage, debenture or similar agreement or instrument executed and delivered by the CCAA Debtors in favor of the Collateral Agent, for the benefit of the Secured Parties, in each case in form and substance reasonably satisfactory to the Administrative Agent, and any other document designated as such, as the same may be amended, supplemented, replaced, restated or otherwise modified from time to time.

“Canadian Tax Certificate” has the meaning specified in Section 5.03(r).

“Capital Expenditures” means, for any Person for any period, the sum (without duplication) of all expenditures made, directly or indirectly, by such Person or any of its Subsidiaries during such period for equipment, fixed assets, real property or improvements, or for replacements or substitutions therefor or additions thereto, that have been or should be, in accordance with GAAP, reflected as additions to property, plant or equipment on a Consolidated balance sheet of such Person.  For purposes of this definition, the purchase price of equipment that is purchased simultaneously with the trade in of existing equipment or with insurance proceeds shall be included in Capital Expenditures only to the extent of the gross amount of such purchase price less the credit granted by the seller of such equipment for the equipment being traded in at such time or the amount of such proceeds, as the case may be.

“Capitalized Leases” means all leases that have been or should be, in accordance with GAAP, recorded as capitalized leases.

“Carve-Out” means (a) unpaid fees and expenses of professionals retained by the Chapter 11 Debtors or any Committee appointed in accordance with Section 1102 of the Bankruptcy Code that are (i) incurred prior to the occurrence of an Event of Default and (ii) allowed by the US Bankruptcy Court at any time under sections 105(a), 330 and 331 of the Bankruptcy Code or otherwise, whether allowed before or after the occurrence of the Event of Default, (b) unpaid fees and expenses of professionals retained by the Chapter 11 Debtors or any Committee up to an amount not to exceed $20,000,000 that (i) are incurred following the occurrence of an Event of Default, and (ii) allowed by the US Bankruptcy Court at any time under Sections 105(a), 330 and 331 of the Bankruptcy Code or otherwise, whether allowed before or after the occurrence of the Event of Default, (c) in the event of a conversion of the Bankruptcy Cases, the reasonable fees and expenses of a chapter 7 trustee under section 726(b) of the Bankruptcy Code in an amount not exceeding $250,000, and (d) fees required to be paid to the clerk of the US Bankruptcy Court and to the office of the United States Trustee under 28 U.S.C. §1930(a); provided, however, that each Chapter 11 Debtor shall be permitted to pay compensation and reimbursement of expenses allowed and payable under Sections 330 and 331 of the Bankruptcy Code, such Dollar limitation on fees and disbursements shall not be reduced by the amount of any compensation and reimbursement of expenses paid or incurred (to the extent ultimately allowed by the US Bankruptcy Court) prior to the occurrence of an Event of Default in respect of which the Carve-Out is invoked or any fees, expenses, indemnities or other amounts paid to the Administration Agent or the Lenders and their respective attorneys and agents under this Agreement or otherwise; and provided, further, that nothing herein shall be construed to impair the ability of any party to object to any of the fees, expenses, reimbursement or compensation described in clauses (a) and (b) above.

“Cases” has the meaning specified in the Preliminary Statements.

“Cash Equivalents” means any of the following, to the extent owned by any Loan Party free and clear of all Liens other than Liens created under the Collateral Documents or claims or Liens permitted pursuant to this Agreement and having a maturity of not greater than 12 months from the date of issuance thereof:  (a) readily marketable direct obligations of the Government of the United States or Canada or any agency or instrumentality thereof or obligations unconditionally guaranteed by the full faith and credit of the Government of the United States or Canada, (b) certificates of deposit of or time deposits with any commercial bank that is a Lender Party or a member of the Federal Reserve System that issues (or the parent of which issues) commercial paper rated as described in clause (c), is organized under the laws of the United States (or any state thereof) or Canada (or any province thereof) and has combined capital and surplus of at least $500,000,000, (c) commercial paper in an aggregate amount of no more than

$10,000,000 per issuer outstanding at any time, issued by any corporation organized under the laws of any state of the United States or Canada (or any province thereof) and rated at least “Prime-1” (or the then equivalent grade) by Moody’s or “A-1” (or the then equivalent grade) by S&P or (d) Investments, classified in accordance with GAAP, as current assets of the Borrowers or any of their Subsidiaries, in money market investment programs registered under the Investment Company Act of 1940, as amended, which are administered by financial institutions that have the highest rating obtainable from either Moody’s or S&P and which are approved by the US Bankruptcy Court, or (e) offshore overnight interest bearing deposits in foreign branches of CS or MSSF.

“Cash Management Obligations” means all Obligations of any Loan Party owing to a Lender Party (or a banking Affiliate of a Lender Party) in respect of any overdrafts and related liabilities arising from treasury, depository and cash management services or in connection with any automated clearing house transfers of funds.

“CCAA” has the meaning specified in the Preliminary Statements.

“CCAA Cases” has the meaning specified in the Preliminary Statements.

“CCAA Debtors” has the meaning specified in the Preliminary Statements.

“CCAA Filing Date” has the meaning specified in the Preliminary Statements.

“CCAA Initial Order” means collectively, the initial order of the Canadian Bankruptcy Court issued in the CCAA Case on the CCAA Filing Date, in the form as set out in Exhibit F or otherwise in form and substance satisfactory to the Administrative Agent, together with all extensions, modifications and amendments thereto, in form and substance satisfactory to the Administrative Agent and the Initial Lenders.

“CDOR Rate” means, on any day and for any period, an annual rate of interest equal to the average rate applicable to Canadian Dollar bankers’ acceptances for the applicable period appearing on the “Reuters Screen CDOR Page” (as defined in the International Swaps and Derivatives Association, Inc. 2000 definitions, as modified and amended from time to time), rounded to the nearest 1/100th of 1% (with .005% being rounded up), at approximately 10:00 a.m., on such day, or if such day is not a Business Day, then on the immediately preceding Business Day, provided that if such rate does not appear on the Reuters Screen CDOR Page on such day as contemplated, then the CDOR Rate on such day shall be calculated as the average of the rates for such period applicable to Canadian Dollar bankers’ acceptances quoted by the banks listed in Schedule I of the Bank Act (Canada) as of 10:00 a.m., on such day or, if such day is not a Business Day, then on the immediately preceding Business Day.

“CFC” means a “controlled foreign corporation” within the meaning of Section 957(a) of the Internal Revenue Code.

“Change of Control” means and shall be deemed to have occurred upon the occurrence of any of the following events:  (a) any Person or “group” (within the meaning of Section 13(d) or 14(d) of the Securities Exchange Act of 1934, and regulations promulgated thereunder) shall have acquired beneficial ownership of more than 50% of the outstanding Voting Stock in the Company or the Parent and (b) after the Effective Date, the occupation of a majority of the seats (other than vacant seats) on the board of directors of a Borrower by Persons who were neither (i) nominated by the board of directors of such Borrower nor (ii) appointed by the directors so nominated.

“Chapter 11 Debtors” has the meaning specified in the Preliminary Statements.

“Collateral” means all “Collateral” referred to in the Collateral Documents and all other property that is or is intended to be subject to any Lien in favor of the Collateral Agent for the benefit of the Secured Parties.

“Collateral Agent” means Credit Suisse, Cayman Islands Branch or any successor duly appointed in accordance with this Agreement.

“Collateral Documents” means, collectively, the provisions of Article IX of this Agreement, the Pledge Agreements, the Intellectual Property Security Agreement, the Canadian Security Documents and any other agreement that creates or purports to create a Lien in favor of the Collateral Agent for the benefit of the Secured Parties.

“Commitment” means a Term Commitment, a Revolving Credit Commitment, a Swing Line Commitment or a Letter of Credit Commitment.

“Committee” means any statutory committee of unsecured creditors appointed in the Bankruptcy Cases.

“Company” has the meaning specified in the recital of parties to this Agreement.

“Computer Software” has the meaning specified in Section 9.01(g)(iv).

“Concentration Limit” means, as to each Account Debtor, no more than 7.5% of aggregate Accounts, unless a different percentage is set forth on Schedule VI for such Account Debtor.

“Confidential Information” means any and all material non-public information delivered or made available by any Loan Party or any Subsidiary relating to any Loan Party or any Subsidiary or their respective businesses, other than any such information that is or has been made available publicly by a Loan Party or any Subsidiary.

“Confidential Information Memorandum” means the confidential information memorandum that will be used by the Lead Arrangers in connection with the syndication of the Commitments.

“Consolidated” refers to the consolidation of accounts in accordance with GAAP.

“Concentration Account” has the meaning specified in Section 5.01(k).

“Concentration Account Bank” has the meaning specified in Section 5.01(k).

“Control Bank” has the meaning specified in Section 5.01(k).

“Conversion”, “Convert” and “Converted” each refers to the conversion of Advances from one Type to Advances of the other Type.

“Copyrights” has the meaning specified in Section 9.01(g)(iii).

“CS” has the meaning specified in the recital of parties to this Agreement.

“CS Securities” has the meaning specified in the recital of parties to this Agreement.

“Currency Due” has the meaning specified in Section 2.22.

“Debt” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money, (b) all indebtedness of such Person for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of such Person’s business), (c) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (d) all indebtedness of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all obligations of such Person as lessee under Capitalized Leases, (f) all obligations of such Person under acceptance, letter of credit or similar facilities, (g) all mandatory obligations of such Person to purchase, redeem, retire, defease or otherwise make any payment in cash in respect of any Equity Interests in such Person or any other Person or any warrants, rights or options to acquire such Equity Interests, valued, in the case of Redeemable Preferred Interests, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (h) all obligations of such Person in respect of Hedge Agreements that are classified as a liability on the balance sheet of such Person, valued at the Agreement Value thereof, (i) all Guarantee Obligations and Synthetic Debt of such Person and (j) all indebtedness and other payment Obligations referred to in clauses (a) through (i) above of another Person secured by (or for which the holder of such Debt has an existing right, contingent or otherwise, to be secured by) any Lien on property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such indebtedness or other payment Obligations.

“Debtor Relief Laws” means the Bankruptcy Code and Canadian Bankruptcy Statutes and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws of the United States or Canada or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

“Default” means any Event of Default or any event that would constitute an Event of Default but for the requirement that notice be given or time elapse or both.

“Defaulted Advance” means, with respect to any Lender at any time, the portion of any Advance required to be made by such Lender to the Borrowers pursuant to Section 2.01 or 2.02 at or prior to such time which has not been made by such Lender or by the Administrative Agent for the account of such Lender pursuant to Section 2.02(e) as of such time.  In the event that a portion of a Defaulted Advance shall be deemed made pursuant to Section 2.16(a), the remaining portion of such Defaulted Advance shall be considered a Defaulted Advance originally required to be made pursuant to Section 2.01 on the same date as the Defaulted Advance so deemed made in part.

“Defaulted Amount” means, with respect to any Lender Party at any time, any amount required to be paid by such Lender Party to the Administrative Agent or any other Lender Party hereunder or under any other Loan Document at or prior to such time which has not been so paid as of such time, including, without limitation, any amount required to be paid by such Lender Party to (a) the Swing Line Lender pursuant to Section 2.02(b) to purchase a portion of the Swing Line Advance made by the Swing Line Lender, (b) any Issuing Bank pursuant to Section 2.03(d) to purchase a portion of a Letter of Credit Advance made by such Issuing Bank, (c) the

Administrative Agent pursuant to Section 2.02(e) to reimburse the Administrative Agent for the amount of any Advance made by the Administrative Agent for the account of such Lender Party, (d) any other Lender Party pursuant to Section 2.14 to purchase any participation in Advances owing to such other Lender Party and (e) the Administrative Agent or any Issuing Bank pursuant to Section 7.07 to reimburse the Administrative Agent or such Issuing Bank for such Lender Party’s ratable share of any amount required to be paid by the Lender Parties to the Administrative Agent or such Issuing Bank as provided therein.  In the event that a portion of a Defaulted Amount shall be deemed paid pursuant to Section 2.16(b), the remaining portion of such Defaulted Amount shall be considered a Defaulted Amount originally required to be paid hereunder or under any other Loan Document on the same date as the Defaulted Amount so deemed paid in part.

“Defaulting Lender” means, at any time, any Lender Party that, at such time, (a) owes a Defaulted Advance or a Defaulted Amount or (b) shall take any action or be the subject of any action or proceeding under any Debtor Relief Laws.

“DIP Borrowing Base” means, at any time of determination, the sum of the following:

(a) up to 85% of the Eligible Receivables of the Chapter 11 Debtors;  plus

(b) the lesser of (i) up to 85% of the Orderly Liquidation Value Percentage (based on the most recent Inventory appraisal) of Eligible Inventory of the Chapter 11 Debtors and (ii) up to 65% of Eligible Inventory of the Chapter 11 Debtors (in each case at the lower of cost on a first-in first-out basis and book value); minus

(c) Reserves.

 “DIP Financing Orders” means the Interim Order and the Final Orders.

“DIP Lenders’ Charge” has the meaning specified in the Canadian DIP Order.

“DIP Projections” means a forecast heretofore delivered to the Initial Lenders, as supplemented as provided in Section 5.03(g), detailing the Borrowers’ anticipated income statement, balance sheet and cash flow statement, in each case together with a written set of assumptions supporting such statements, for 2008 and 2009 and setting forth the anticipated uses of the Commitments, on a monthly basis for 2008 and on a quarterly basis for 2009, (a) on a Consolidated basis for the Borrowers and their Subsidiaries, and (b) on a separate geographic regional basis for the regions of Europe, Latin America, Canada and the United States, in each case on an operations basis consistent with the materials previously furnished to the Lead Arrangers.

“DIP Revolving Credit Advances” means, at any time after the conditions set forth in Section 3.03 have been satisfied, the aggregate principal amount of Revolving Credit Advances and Swing Line Advances outstanding under the Revolving Credit Facility at such time.

“DIP Revolving Credit Facility Usage” means, at any time, the aggregate amount of all DIP Revolving Credit Advances and the aggregate amount of all L/C Obligations at such time.

“Directors’ Charge” means the charge provided for in the CCAA Initial Order which is junior to the DIP Lenders Charge.

“Directors’ Charge Expenses” means those disbursements, expenses and fees secured by the Directors’ Charge, subject to and in accordance with the terms of the CCAA Initial Order.

“Discount Proceeds” means, for any Bankers’ Acceptances or B/A Equivalent Loan, an amount (rounded to the nearest whole cent, and with one-half of one cent being rounded up) calculated on the applicable date of Borrowing by multiplying:  (a) the face amount of the Bankers’ Acceptances or the undiscounted amount of the B/A Equivalent Loan by (b) the quotient of one divided by the sum of one plus the product of (i) the Canadian BA Rate (expressed as a decimal) applicable to such Bankers’ Acceptance or such B/A Equivalent Loan, multiplied by (ii) a fraction,  the numerator of which is the Interest Period of the Bankers’ Acceptances or the B/A Equivalent Loan and the denominator of which is 365, with such quotient being rounded up or down to the nearest fifth decimal place, and with 0.000005 being rounded upward.

“Documentation Agent” means one or more financial institutions so identified by the Lead Arrangers at their option and acceptable to the Company.

“Dollars” and “$” means the lawful currency of the United States.

“Domestic Lending Office” means, with respect to any Lender Party, the office of such Lender Party specified as its “Domestic Lending Office” opposite its name on Schedule I hereto or in the Assignment and Acceptance pursuant to which it became a Lender Party, as the case may be, for the Type of Borrowings available hereunder, or such other office of such Lender Party as such Lender Party may from time to time specify to the Borrowers and the Administrative Agent.

“EBITDAR” means, for any period, without duplication (a) the sum, determined on a Consolidated basis, of (i) net income (or net loss), (ii) interest expense and facility fees, unused commitment fees, letter of credit fees and similar fees, (iii) income tax expense, (iv) (x) income from minority interests in an aggregate amount not to exceed $2,000,000 in any twelve-month period (commencing with the twelve-month period beginning on January 1, 2008), and (y) depreciation expense, (v) amortization expense, (vi) non-cash non-recurring or unusual expenses, costs or losses deducted in calculating net income less non-cash non-recurring or unusual gains added in calculating net income, (vii) in each case without duplication, cash Restructuring Charges to the extent deducted in computing net income for such period and settled or to be settled in cash during such period in an aggregate amount not to exceed $65,000,000 in any twelve-month period (commencing with the twelve-month period beginning on January 1, 2008), in each case for clauses (i) through (vii) of the Parent and its Subsidiaries, determined in accordance with GAAP for such period, (viii) non-cash Restructuring Charges and related non-cash losses or other non-cash charges resulting from the writedown in the valuation of any assets in each case of the Parent and its Subsidiaries, determined in accordance with GAAP for such period, minus (b) interest income.

“Effective Date” means the date on which this Agreement shall become effective pursuant to Section 3.01.

“Eligible Assignee” means with respect to any Facility (other than the Letter of Credit Facility), (a) a Lender Party; (b) an Affiliate of a Lender Party; (c) an Approved Fund; and (d) any other Person (other than an individual) approved by (i) the Administrative Agent, (ii) in the case of an assignment of a Revolving Credit Commitment, each Issuing Bank and (iii) solely in the case of the Revolving Credit Facility, unless an Event of Default has occurred and is continuing, and except in the case of an assignment by an Initial Lender during the primary syndication of the Revolving Credit Facility, the Borrowers (each such approval not to be unreasonably withheld or delayed); provided, however, that neither any Loan Party nor any Affiliate of a Loan Party shall qualify as an Eligible Assignee under this definition.

“Eligible Inventory” means, at the time of any determination thereof, without duplication, the Inventory Value of the Inventory of the Chapter 11 Debtors at such time that is not ineligible for inclusion in the calculation of the DIP Borrowing Base pursuant to any of clauses (a) through (s) below.  Criteria and eligibility standards used in determining Eligible Inventory may be fixed and revised from time to time by the Administrative Agent in its reasonable discretion.  Unless otherwise from time to time approved in writing by the Administrative Agent, no Inventory shall be deemed Eligible Inventory if, without duplication:

(a)           a Chapter 11 Debtor does not have good, valid and unencumbered title thereto, subject only to Liens permitted under clause (a), (b) or (d) of the definition of Permitted Liens; or

(b)           it is either (i) not located on property owned by a Chapter 11 Debtor or (ii) located at a third party processor or (except in the case of consigned Inventory, which is covered by clause (f) below) in another location not owned by a Chapter 11 Debtor (it being understood that the Borrowers will provide their best estimate of the value of such Inventory to be agreed to by the Administrative Agent and reflected in the Borrowing Base Certificate), and either (A) is not covered by a Landlord Lien Waiver, (B) a Rent Reserve has not been taken with respect to such Inventory or, in the case of any third party processor, a Reserve has not been taken by the Administrative Agent in the exercise of its reasonable discretion or (C) is not subject to an enforceable agreement in form and substance reasonably satisfactory to the Administrative Agent pursuant to which the relevant Chapter 11 Debtor has validly assigned its access rights to such Inventory and property to the Administrative Agent; or

(c)           it is operating supplies, labels, packaging, promotional, marketing or shipping materials and supplies, cartons, repair parts, labels or miscellaneous spare parts, nonproductive stores inventory and other such materials, in each case not considered used for sale in the ordinary course of business of the Loan Parties party to the Collateral Documents by the Administrative Agent in its reasonable discretion from time to time; or

(d)           it is not or ceases to be subject to a valid and perfected first priority Lien in favor of the Administrative Agent subject only to Permitted Liens; or

(e)           it is consigned at a customer, supplier or contractor location but still accounted for in the inventory balance of a Chapter 11 Debtor; or

(f)            it is Inventory that is in-transit to or from a location not leased or owned by a Chapter 11 Debtor (it being understood that the Borrowers will provide their best estimate of the value of all such Inventory, which estimate is to be reflected in the Borrowing Base Certificate) other than any such in-transit Inventory from a Foreign Subsidiary to a Chapter 11 Debtor that is physically in-transit within the United States and as to which a Reserve has been taken by the Administrative Agent in the exercise of its reasonable discretion; or

(g)           it is Inventory with respect to which the representations and warranties set forth in the Collateral Documents applicable to Inventory are not true and correct; or

(h)           it is Inventory located outside the United States; or

(i)            it is Inventory that fails to meet all standards imposed by any governmental agency, or department or division thereof, having regulatory authority over such Inventory or its use or sale; or

(j)            it is Inventory that is not in the possession of or under the sole control of the Loan Parties party to the Collateral Documents; or

(k)           it is Inventory that is obsolete, unusable or otherwise unavailable for sale or is surplus or excess Inventory; or

(l)            it is Inventory consisting of work in process; or

(m)          it is Inventory that is subject to or bears any intellectual property rights licensed to any Chapter 11 Debtor, unless the Administrative Agent is reasonably satisfied that it may sell or otherwise dispose of such Inventory without (i) infringing the rights of such licensor, (ii) violating any contract with such licensor, or (iii) incurring any liability with respect to the payment of royalties other than royalties incurred pursuant to the sale of such Inventory under the current licensing agreements; or

(n)           it is Inventory used as a sample or prototype, display or display item; or

(o)           to the extent of any portion of Inventory Value thereof attributable to intercompany profit among Loan Parties party to the Collateral Documents or their affiliates (it being understood that the Borrowers will provide their best estimate of the value of such Inventory Value to be agreed by the Administrative Agent and reflected in the most recent Borrowing Base Certificate); or

(p)           it is Inventory that is damaged, defective or marked for return to vendor, has been deemed by a Chapter 11 Debtor to require rework or is being held for quality control purposes; or

(q)           it is Inventory as to which a Borrower or any of its Subsidiaries takes an unrecorded book to physical inventory reduction based on its most recent physical inventory or cycle counts to the extent of such reduction or as otherwise determined by the Administrative Agent in its reasonable discretion; or

(r)            it is Inventory as to which a Borrower or any of its Subsidiaries takes a revaluation reserve whereby favorable variances shall be deducted from Eligible Inventory and unfavorable variances shall not be added to Eligible Inventory; or

(s)           it is Inventory subject to a Lien in favor of the Prepetition Secured Lenders.

“Eligible Receivables” means, at the time of any determination thereof, each Account that satisfies the following criteria: such Account (a) has been invoiced to, and represents the bona fide amounts due to, or has been validly purchased, acquired or repurchased, free and clear of all Liens and other interests in property, by, a Chapter 11 Debtor from, the purchaser of goods or services, in each case originated in the ordinary course of business of such Chapter 11 Debtor and (b) is not ineligible for inclusion in the calculation of the DIP Borrowing Base pursuant to any of clauses (a) through (t) below.  In determining the amount to be so included, the face amount, net of all GST and PST, of an Account shall be reduced by, without duplication, to the extent not reflected in such face amount, (A) the amount of all accrued and actual discounts, claims, credits or credits pending, returns, promotional program allowances, price adjustments, finance charges or other allowances (including any amount that a Chapter 11 Debtor would be obligated to rebate to a customer pursuant to the terms of any written agreement or understanding), (B) the aggregate amount of all limits and deductions provided for in this definition and elsewhere in this Agreement, if any, and (C) the aggregate amount of all cash received in respect of such Account but not yet applied by a Chapter 11 Debtor to reduce the amount of such Account.  Criteria and eligibility standards used in determining Eligible Receivables may be fixed and revised from time to time by the Administrative Agent in its reasonable discretion.  Unless otherwise approved from time to time in writing by the Administrative Agent, no Account shall be an Eligible Receivable if, without duplication:

(a)           it was invoiced or generated prior to the Petition Date, it resulted from a sale of merchandise or Inventory existing as of the Petition Date and/or subject to the security granted in connection with the Existing Credit Agreements or the Existing Receivables Facility or is otherwise subject to the security granted thereunder, unless, in all cases it was acquired or repurchased or is otherwise owned by a Chapter 11 Debtor free and clear of all Liens and other interest in property in accordance with an order of the US Bankruptcy Court in form and substance satisfactory to the Administrative Agent; or

(b)           (i) a Chapter 11 Debtor does not have sole lawful and absolute title to such Account (subject only to Liens permitted under clause (a) or (d) of the definition of Permitted Liens, or to such Priority Payables that are unregistered and secure amounts that are not yet due and payable) or (ii) the goods sold with respect to such Account have been sold under a purchase order or pursuant to the terms of a contract or other written agreement or understanding that indicates that any Person other than a Chapter 11 Debtor has or has purported to have an ownership interest in such goods; or

(c)           (i) it is unpaid more than 90 days from the original date of invoice or 60 days from the original due date or (ii) it has been written off the books of a Chapter 11 Debtor or has been otherwise designated on such books as uncollectible; or

(d)           more than 25% in face amount of all Accounts of the same Account Debtor are ineligible pursuant to clause (c) above; or

(e)           the Account Debtor is insolvent or the subject of any bankruptcy case or insolvency proceeding of any kind (other than postpetition accounts payable of an Account Debtor that is a debtor-in-possession under the Bankruptcy Code or a debtor company under the CCAA and reasonably acceptable to the Administrative Agent); or

(f)            (i) the Account is not payable in Dollars or Canadian Dollars or other currency as to which a Reserve has been taken by the Administrative Agent in the exercise of its reasonable discretion or (ii) the Account Debtor is either not organized under the laws of the United States of America, any state thereof or the District of Columbia, or Canada or any province thereof or is located outside or has its principal place of business or substantially all of its assets outside the United States or Canada, unless, in each case, either (A) such Account is supported by a letter of credit from an institution and in form and substance satisfactory to the Administrative Agent in its sole discretion or (B) a Borrower provides evidence satisfactory to the Administrative Agent that there is an enforceable, perfected security interest under the laws of the applicable foreign jurisdiction in such Account in favor of the Administrative Agent; or

(g)           the required consents, licenses, approvals or authorizations of, or registrations or declarations with, any governmental authority have not been obtained, effected or given in connection with the execution, delivery and performance of such Account, or in connection with the enforcement and collection thereof by the Administrative Agent, have not been duly obtained, effected or given and are not in full force and effect; or

(h)           the Account Debtor is the United States of America or any department, agency or instrumentality thereof, or the Government of Canada or any province or territory thereof, unless the relevant Chapter 11 Debtor duly assigns its rights to payment of such Account to the Administrative Agent pursuant to the Assignment of Claims Act of 1940 or the Financial Administration Act (Canada) and any other analogous legislation, in each case as amended, which assignment and related documents and filings shall be in form and substance reasonably satisfactory to the Administrative Agent; or

(i)            the Account is subject to any security deposit (to the extent received from the applicable Account Debtor), progress payment, retainage or other similar advance made by or for the benefit of the applicable Account Debtor, in each case to the extent thereof; or

(j)            (i) it is not subject to a valid and perfected first priority Lien in favor of the Administrative Agent, subject to no other Liens other than Liens permitted by this Agreement under clause (a), (b) or (d) of the definition of Permitted Liens, and as an additional clarification, no Account invoiced or generated by the Parent or its Canadian operations will be considered an Eligible Receivable unless the Administrative Agent is satisfied, at its discretion, that no Liens will attach or be preserved or otherwise charge such Account other than Liens permitted by this Agreement under clause (a), (b) or (d) of the definition of Permitted Liens, or (ii) it does not otherwise conform in all material respects to the representations and warranties contained in this Agreement and the other Loan Documents relating to Accounts; or

(k)           (i) such Account was invoiced in advance of goods or services provided, (ii) such Account was invoiced twice or more, or (iii) the associated revenue has not been earned; or

(l)            the sale to the Account Debtor is on a bill-and-hold, guaranteed sale, sale-and-return, ship-and-return, sale on  approval or consignment or other similar basis or made pursuant to any other agreement providing for repurchases or return of any merchandise which has been claimed to be defective or otherwise unsatisfactory; or

(m)          the goods giving rise to such Account have not been shipped and/or title has not been transferred to the Account Debtor, or the Account represents a progress-billing or otherwise does not represent a complete sale; for purposes hereof, “progress-billing” means any invoice for goods sold or leased or services rendered under a  contract or agreement pursuant to which the Account Debtor’s obligation to pay such invoice is conditioned upon the completion by a Chapter 11 Debtor of any further performance under the contract or agreement; or

(n)           it arises out of a sale made by a Chapter 11 Debtor to an employee, officer, agent, director, Subsidiary or Affiliate of a Chapter 11 Debtor; or

(o)           such Account was not paid in full, and a Chapter 11 Debtor created a new receivable for the unpaid portion of the Account, and other Accounts constituting chargebacks, debit memos and other adjustments for unauthorized deductions; or

(p)           (i) the Account Debtor (A) has or has asserted a right of set-off, offset, deduction, defense, dispute, or counterclaim against a Chapter 11 Debtor (unless such Account Debtor has entered into a written agreement reasonably satisfactory to the Administrative Agent to waive such set-off, offset, deduction, defense, dispute, or counterclaim rights), (B) has disputed its liability (whether by chargeback or otherwise) or made any claim with respect to the Account or any other Account of a Chapter 11 Debtor which has not been resolved, in each case of clauses (A) and (B), without duplication, only to the extent of the amount of such actual or asserted right of set-off, or the amount of such dispute or claim, as the case may be (except to the extent that such right of set-off (1) may not be exercised as a result of the automatic stay pursuant to Section 362 of the Bankruptcy Code or (2) otherwise may not be currently exercised pursuant to the terms of the Final Order), (C) is also a creditor or supplier of such Chapter 11 Debtor (but only to the extent of such Chapter 11 Debtor’s obligations to such Account Debtor from time to time) or (D) the Account is contingent in any respect or for any reason; or

(q)           the Account does not comply in all material respects with the requirements of all applicable laws and regulations, whether Federal, state, provincial or local, including without limitation, the Federal Consumer Credit Protection Act, Federal Truth in Lending Act and Regulation Z; or

(r)            as to any Account, to the extent that (i) a check, promissory note, draft, trade acceptance or other instrument for the payment of money has been received, presented for payment and returned uncollected for any reason or (ii) such Account is otherwise classified as a note receivable and the obligation with respect thereto is evidenced by a promissory note or other debt instrument or agreement; or

(s)           the Account is created on cash on delivery terms, or on extended terms and is due and payable more than 90 days from the invoice date; or

(t)            the Account is designated as a convenience account by a Chapter 11 Debtor.

Notwithstanding the foregoing, to the extent the  Accounts of any single Account Debtor and its Affiliates, in the aggregate, exceed the Concentration Limit, such excess shall be excluded.  In addition, in determining the aggregate amount from the same Account Debtor that is unpaid more than 90 days from the date of invoice or more than 60 days from the due date pursuant to clause (c) above there shall be excluded the amount of any net credit balances relating to Accounts due from an Account Debtor with invoice dates more than 90 days from the date of invoice or more than 60 days from the due date.

Furthermore, for the purpose of valuing Eligible Receivables denominated in Canadian Dollars, the amount of such Eligible Receivables shall be converted into the Equivalent Amount thereof in Dollars on the last Business Day of each fiscal month; provided, that Administrative Agent reserves the right to adjust, at any time in its reasonable credit judgment, the value of Dollars of such Eligible Receivables to take into account currency rate exchange fluctuations since the last valuation thereof.

“Environmental Action” means any action, suit, written demand, demand letter, written claim, written notice of noncompliance or violation, notice of liability or potential liability, investigation, proceeding, consent order or consent agreement relating in any way to any Environmental Law, any Environmental Permit, any Hazardous Material, or arising from alleged injury or threat to public or employee health or safety, as such relates to exposure to Hazardous Material, or to the environment, including, without limitation, (a) by any governmental or regulatory authority for enforcement, cleanup, removal, response, remedial or other actions or damages and (b) by any governmental or regulatory authority or third party for damages, contribution, indemnification, cost recovery, compensation or injunctive relief.

“Environmental Law” means any applicable federal, state, local, provincial, or foreign statute, law, ordinance, rule, regulation, code, order, writ, judgment, injunction or decree, or judicial or agency interpretation, relating to pollution or protection of the environment, public or employee health or safety, as such relates to exposure to Hazardous Material, or natural resources, including, without limitation, those relating to the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Materials.

“Environmental Permit” means any permit, approval, identification number, license or other authorization required under any Environmental Law.

“Equipment” has the meaning specified in the UCC and includes, without limitation, all equipment now owned or hereafter acquired by any Loan Party, wherever located and, in any event, including all such Loan Party’s machinery and equipment, including processing equipment, conveyors, machine tools, data processing and computer equipment, including embedded software and peripheral equipment and all engineering, processing and manufacturing equipment, office machinery, furniture, materials handling equipment, tools, attachments, accessories, automotive equipment, trailers, trucks, forklifts, molds, dies, stamps, motor vehicles, rolling stock and other equipment of every kind and nature, trade fixtures and fixtures not forming a part of real property, all whether now owned or hereafter acquired, and wherever situated, together with all additions and accessions thereto, replacements therefor, all parts therefor, all substitutes for any of the foregoing, fuel therefor, and all manuals, drawings, instructions, warranties and rights with respect thereto, and all products and proceeds thereof and condemnation awards and insurance proceeds with respect thereto.

“Equity Interests” means, with respect to any Person, shares of capital stock of (or other ownership or profit interests in) such Person, warrants, options or other rights for the purchase or other acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or other acquisition from such Person of such shares (or such other interests), and other ownership or profit interests in such Person (including, without limitation, partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are authorized on any date of determination.

“Equivalent Amount” means, on any date of determination, with respect to obligations or valuations denominated in one currency (the “first currency”), the amount of another currency (the “second currency”) which would result from the Administrative Agent converting the first currency into the second currency at the Exchange Rate.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations promulgated and rulings issued thereunder.

“ERISA Affiliate” means any Person that for purposes of Title IV of ERISA is a member of the controlled group of any Loan Party, or under common control with any Loan Party, within the meaning of Section 414(b), (c), (m) or (o) of the Internal Revenue Code.

“ERISA Event” means (a) (i) the occurrence of a reportable event, within the meaning of Section 4043 of ERISA, with respect to any ERISA Plan unless the 30-day notice requirement with respect to such event has been waived by the PBGC or (ii) the conditions of subsection (1) of Section 4043(b) of ERISA (without regard to subsection (2) of such Section) are met with respect to a contributing sponsor, as defined in Section 4001(a)(13) of ERISA, of an ERISA Plan, and an event described in paragraph (9), (10), (11), (12) or (13) of Section 4043(c) of ERISA is reasonably expected to occur with respect to such ERISA Plan within the 30 days following the first date that such conditions are met; (b) the application for a minimum funding waiver with respect to an ERISA Plan; (c) the provision by the administrator of any ERISA Plan of a notice of intent to terminate such ERISA Plan, pursuant to Section 4041(a)(2) of ERISA (including any such notice with respect to a plan amendment referred to in Section 4041(e) of ERISA); (d) the cessation of operations at a facility of any Loan Party or any ERISA Affiliate in the circumstances described in Section 4062(e) of ERISA; (e) the withdrawal by any Loan Party or any ERISA Affiliate from a Multiple Employer Plan during a plan year for which it was a substantial employer, as defined in Section 4001(a)(2) of ERISA; (f) the conditions for imposition of a lien under Section 303(k) of ERISA shall have been met with respect to any ERISA Plan; (g) the adoption of an amendment to an ERISA Plan requiring the provision of security or an additional contribution pursuant to Section 206(g) of ERISA; or (h) the institution by the PBGC of proceedings to terminate an ERISA Plan pursuant to Section 4042 of ERISA, or the occurrence of any event or condition described in Section 4042 of ERISA that constitutes grounds for the termination of, or the appointment of a trustee to administer, such ERISA Plan; provided, however, that notwithstanding anything to the contrary in the foregoing, in no event shall the filing of the Cases or any events or other filings related to the Cases constitute an “ERISA Event”.

“ERISA Plan” means a Single Employer Plan or a Multiple Employer Plan.

“ETA” means Part IX of the Excise Tax Act (Canada).

“Eurodollar Lending Office” means, with respect to any Lender Party, the office of such Lender Party specified as its “Eurodollar Lending Office” opposite its name on Schedule I hereto or in the Assignment and Acceptance pursuant to which it became a Lender Party, as the case may be, or such other office of such Lender Party as such Lender Party may from time to time specify to the Borrowers and the Administrative Agent.

“Eurodollar Rate” means, for any Interest Period for all Eurodollar Rate Advances comprising part of the same Borrowing, an interest rate per annum equal to the rate per annum obtained by dividing (a) the rate per annum determined by the Administrative Agent at approximately 11:00 a.m. (London time) on the date that is two Business Days prior to the beginning of the relevant Interest Period by reference to the British Bankers’ Association Interest Settlement Rates for deposits in Dollars (as set forth by the Bloomberg Information Service or any successor thereto or any other service selected by the Administrative Agent which has been nominated by the British Bankers’ Association as an authorized information vendor for the purpose of displaying such rates) for a period equal to such Interest Period ; provided that, to the extent that an interest rate is not ascertainable pursuant to the foregoing provisions of this definition, the “Eurodollar Rate” shall be the interest rate per annum determined by the Administrative Agent to be the average of the rates per annum at which deposits in Dollars are offered for such relevant Interest Period to major banks in the London interbank market in London, England by the Administrative Agent at approximately 11:00 a.m. (London time) on the date that is two Business Days prior to the beginning of such Interest Period by (b) a percentage equal to 100% minus the Eurodollar Rate Reserve Percentage for such Interest Period.

“Eurodollar Rate Advance” means Dollar Advances (or any portion thereof) for which the applicable rate of interest is based upon the Eurodollar Rate.

“Eurodollar Rate Reserve Percentage” for any Interest Period for all Eurodollar Rate Advances comprising part of the same Borrowing means the reserve percentage applicable two Business Days before the first day of such Interest Period under regulations issued from time to time by the Board of Governors of the Federal Reserve System (or any successor) for determining the maximum reserve requirement (including, without limitation, any emergency, supplemental or other marginal reserve requirement) for a member bank of the Federal Reserve System in New York City with respect to liabilities or assets consisting of or including Eurocurrency Liabilities (or with respect to any other category of liabilities that includes deposits by reference to which the interest rate on Eurodollar Rate Advances is determined) having a term equal to such Interest Period.

“Events of Default” has the meaning specified in Section 6.01.

“Exchange Rate” means on any day, with respect to converting between Dollars and Canadian Dollars, the rate at which Canadian Dollars may be exchanged into Dollars or Dollars can be converted to Canadian Dollars (as applicable), as set forth at approximately 11:00 a.m. (Local Time) on such day on the Bloomberg Key Cross-Currency Rates Page for Canadian Dollars.  In the event that such rate does not appear on any Bloomberg Key Cross-Currency Rates Page, the Exchange Rate shall be determined by reference to such other publicly available service for displaying exchange rates as may be agreed upon by the Administrative Agent and the Borrowers, or, in the absence of such agreement, such Exchange Rate shall instead be the arithmetic average of the spot rates of exchange of the Administrative Agent in the market where its foreign currency exchange operations in respect of Canadian Dollars are then being conducted, at or about 10:00 a.m. (Local Time) on such date for the purchase of Dollars for delivery two (2) Business Days later, provided that if at the time of any such determination, for any reason, no such spot rate is being quoted, the Administrative Agent, after consultation with the Borrowers, may use any reasonable method it deems appropriate to determine such rate, and such determination shall be conclusive absent manifest error.

“Excluded Taxes” has the meaning specified in Section 2.13.

“Existing Credit Agreements” means (a) that certain Amended and Restated Credit Agreement, dated as of December 15, 2005, among the Parent, the Company, the lenders party thereto, Royal Bank of Canada, as administrative agent, and RBC Capital Markets, as arranger and (b) that certain Credit Agreement, dated as of January 13, 2006, among the Parent, the

Company and Société Générale (Canada), as lender, in each case as amended, modified or supplemented by the amendments and waivers set forth on Schedule 4.01(dd).

“Existing Receivables Facility” has the meaning specified in the Interim Order.

“Extraordinary Receipts” means any cash received by or paid to or for the account of any Person not in the ordinary course of business, including, without limitation, tax refunds, proceeds of judgments and litigation settlements, pension plan reversions, proceeds of insurance (including, without limitation, any key man life insurance, but excluding proceeds of business interruption insurance to the extent such proceeds constitute compensation for lost earnings), condemnation awards (and payments in lieu thereof), indemnity payments and any purchase price adjustment received in connection with any purchase agreement.

“Facility” means the Term Facility, the Revolving Credit Facility, the Swing Line Facility Sublimit or the Letter of Credit Sublimit.

“Federal Funds Rate” means, for any period, a fluctuating interest rate per annum equal for each day during such period to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average of the quotations for such day for such transactions received by the Administrative Agent from three federal funds brokers of recognized standing selected by it.

“Fee Letter” means the fee letter dated January 18, 2008 among the Borrowers and the Lead Arrangers, Credit Suisse, Cayman Islands Branch and Credit Suisse, Toronto Branch, as amended.

“Final Availability” means the Revolving Credit Availability after the satisfaction of the conditions precedent set forth in Section 3.03.

“Final US Bankruptcy Order” means an order of the US Bankruptcy Court entered in the Bankruptcy Cases, in substantially the form of the Interim Order, with such modifications thereto as are reasonably satisfactory to the Lead Arrangers.

“Final Orders” means the Final US Bankruptcy Order and the CCAA Initial Order.

“First Day Orders” means all orders entered by the US Bankruptcy Court or the Canadian Bankruptcy Court on the Petition Date or within five Business Days of the Petition Date or based on motions filed on the Petition Date.

“Fiscal Year” means a fiscal year of the Borrowers and their respective Subsidiaries ending on December 31.

“Foreign Guarantor” means any Guarantor that is a Foreign Subsidiary.

“Foreign Subsidiary” means, at any time, any of the direct or indirect Subsidiaries of the Borrowers that are organized outside of the laws of the United States or Canada, any state or province thereof or the District of Columbia at such time.

“Fund” means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business.

“GAAP” has the meaning specified in Section 1.03.

“General Intangibles” has the meaning specified in the UCC.

“Granting Lender” has the meaning specified in Section 10.08(k).

“GST” means all amounts payable under the ETA or any similar legislation in any other jurisdiction of Canada, including QST and HST.

“Guarantee Obligation” means, with respect to any Person, any Obligation or arrangement of such Person to guarantee or intended to guarantee any Debt (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, (a) the direct or indirect guarantee, endorsement (other than for collection or deposit in the ordinary course of business), co-making, discounting with recourse or sale with recourse by such Person of the primary obligation of a primary obligor, (b) the Obligation to make take-or-pay or similar payments, if required, regardless of nonperformance by any other party or parties to an agreement or (c) any Obligation of such Person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (A) for the purchase or payment of any such primary obligation or (B) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (iii) to purchase property, assets, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (iv) otherwise to assure or hold harmless the holder of such primary obligation against loss in respect thereof.  The amount of any Guarantee Obligation shall be deemed to be an amount equal to the stated or determinable amount of the primary obligation in respect of which such Guarantee Obligation is made (or, if less, the maximum amount of such primary obligation for which such Person may be liable pursuant to the terms of the instrument evidencing such Guarantee Obligation) or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof (assuming such Person is required to perform thereunder), as determined by such Person in good faith.

“Guaranteed Obligations” has the meaning specified in Section 8.01.

“Guarantor” has the meaning specified in the recital of parties to this Agreement.

“Guaranty” has the meaning specified in Section 8.01.

“Guaranty Coverage Subsidiary” means (a) as to Subsidiaries located or organized in North America, (i) any such Subsidiary which contributes at least 5% to the Consolidated EBITDAR of the Parent’s North American operations or has assets constituting at least 5% of the Parent’s North American assets and (ii) such other Subsidiaries located or organized in North America to the extent necessary so that non-Guarantor Subsidiaries located or organized in North America comprise no more than 5% of the aggregate EBITDAR and aggregate assets of the Parent’s operations in North America and (b) as to Subsidiaries located or organized elsewhere, (i) any such Subsidiary which contributes at least 5% to the Consolidated EBITDAR of the Parent or has assets constituting at least 5% of the Parent’s Consolidated assets and (ii) such other non-

North American Subsidiaries to the extent necessary so that all world-wide non-Guarantor Subsidiaries (including, for greater certainty, North American Subsidiaries) comprise no more than 15% of the Consolidated EBITDAR and assets of the Parent; provided that the Loan Parties shall use commercially reasonable efforts to the extent necessary so that all world-wide non-Guarantor Subsidiaries (including, for greater certainty, North American Subsidiaries) comprise no more than 10% of the Consolidated EBITDAR and assets of the Parent.

“Hazardous Materials” means (a) petroleum or petroleum products, by-products or breakdown products, radioactive materials, asbestos-containing materials, polychlorinated biphenyls, mold and radon gas and (b) any other chemicals, materials or substances designated, classified or regulated as hazardous, toxic or words of similar import under any Environmental Law.

“Hedge Agreements” means interest rate swap, cap or collar agreements, interest rate future or option contracts, currency swap agreements, currency future or option contracts and other hedging agreements.

“Hedge Bank” means any Lender Party or an Affiliate of a Lender Party in its capacity as a party to a Secured Hedge Agreement.

“Honor Date” has the meaning specified in Section 2.03(c).

“HST” means all amounts payable as harmonised sales tax in the Provinces of Nova Scotia, Newfoundland and New Brunswick under the ETA.

“ICC” has the meaning specified in Section 2.03(i)

“Indemnified Liabilities” has the meaning specified in Section 10.05(b).

“Indemnitees” has the meaning specified in Section 10.05(b).

“Initial Extension of Credit” means the earlier to occur of the initial Borrowing and the initial issuance of a Letter of Credit hereunder.

“Initial Issuing Bank” has the meaning specified in the recital of parties to this Agreement.

“Initial Lenders” means the banks, financial institutions and other institutional lenders listed on the signature pages hereof as the Initial Lenders; provided that any such bank, financial institution or other institutional lender shall cease to be an Initial Lender on any date on which it ceases to have a Commitment.

“Initial Pledged Debt” means Debt in existence on the Petition Date which is evidenced by a promissory note payable to a Chapter 11 Debtor by a third party as listed opposite such Loan Party’s name on and as otherwise described in Schedule V hereto.

“Initial Pledged Equity” means the shares of stock and other Equity Interests in any Subsidiary of a Chapter 11 Debtor as set forth opposite each Chapter 11 Debtor’s name on and as otherwise described in Schedule IV hereto.

“Initial Swing Line Lender” has the meaning specified in the recital of parties to this Agreement.

“Insufficiency” means, with respect to any ERISA Plan, the amount, if any, of its unfunded benefit liabilities, as defined in Section 4001(a)(18) of ERISA, or with respect of any Canadian Pension Plan, the amount of any unfunded solvency or going-concern deficit, shortfall or deficiency as determined under applicable laws and any unpaid contribution (with interests and penalty), and, with respect to any Canadian Benefit Plan, any unpaid or additional contribution, payment or liability there under, whether actual or future.

“Intellectual Property Collateral” has the meaning specified in Section 9.01(g).

“Intellectual Property Security Agreement” has the meaning specified in Section 3.01(a)(viii).

“Interest Period” means,

(a)           for each Eurodollar Rate Advance comprising part of the same Borrowing, the period commencing on the date of such Eurodollar Rate Advance or the date of the Conversion of any Base Rate Advance into such Eurodollar Rate Advance, and ending on the last day of the period selected by the Borrowers pursuant to the provisions below and, thereafter, each subsequent period commencing on the last day of the immediately preceding Interest Period and ending on the last day of the period selected by the Borrowers pursuant to the provisions below.  The duration of each such Interest Period shall be one, two, three or six months, as the Borrowers may, upon notice received by the Administrative Agent not later than 11:00 a.m. (New York City time) on the third Business Day prior to the first day of such Interest Period, select; provided, however, that:

(i)            the Borrowers may not select any Interest Period with respect to any Eurodollar Rate Advance under a Facility that ends after any principal repayment installment date for such Facility unless, after giving effect to such selection, the aggregate principal amount of Base Rate Advances and of Eurodollar Rate Advances having Interest Periods that end on or prior to such principal repayment installment date for such Facility shall be at least equal to the aggregate principal amount of Advances under such Facility due and payable on or prior to such date;

(ii)           Interest Periods commencing on the same date for Eurodollar Rate Advances comprising part of the same Borrowing shall be of the same duration;

(iii)          whenever the last day of any Interest Period would otherwise occur on a day other than a Business Day, the last day of such Interest Period shall be extended to occur on the next succeeding Business Day, provided, however, that, if such extension would cause the last day of such Interest Period to occur in the next following calendar month, the last day of such Interest Period shall occur on the next preceding Business Day; and

(iv)          whenever the first day of any Interest Period occurs on a day of an initial calendar month for which there is no numerically corresponding day in the calendar month that succeeds such initial calendar month by the number of months equal to the number of months in such Interest Period, such Interest Period shall end on the last Business Day of such succeeding calendar month.

(b)           for each Canadian BA Rate Advance, the period selected by the Borrowers in accordance with this Agreement, commencing on the date of such Canadian BA Rate Advance and expiring on a Business Day shall be either one month, two months, three months or, if available, as determined by the Administrative Agent in good faith, six months thereafter (or such other terms as may be requested by the Borrowers and approved unanimously by the Lenders); provided that (i) subject to subparagraph (ii) below, each such period shall be subject to such extensions or reductions as may be determined by the Administrative Agent to ensure that each Interest Period will expire on a Business Day, (ii) no Interest Period shall extend beyond the Maturity Date and (iii) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period.  For purposes hereof, the date of any Advance initially shall be the date on which such Advance is made and, in the case of a Converted or continued Advance, thereafter shall be the effective date of the most recent Conversion or continuation of such Advance.

“Interim Availability” means the Revolving Credit Availability after the satisfaction of the conditions precedent set forth in Section 3.01.

“Interim Order” means an order entered by the US Bankruptcy Court in the form of Exhibit E or otherwise in form and substance satisfactory to the Lead Arrangers.

“Interim Period” means the period from Interim Availability until the entry of the Final US Bankruptcy Order.

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated and rulings issued thereunder.

“Inventory” has the meaning specified in the UCC and includes any inventory now or hereafter owned or acquired by any Loan Party party to the Collateral Documents, wherever located in the United States, and in any event including inventory, merchandise, goods and other personal property that are held by or on behalf of any Loan Party for sale or lease or are furnished or are to be furnished under a contract of service, or that constitute raw materials, work in process, finished goods, returned goods, supplies or materials of any kind, nature or description used or consumed or to be used or consumed in such Loan Party’s business or in the processing, production, packaging, promotion, delivery or shipping of the same, including all supplies.

“Inventory Value” means, with respect to any Inventory of a Loan Party party to the Collateral Documents at the time of any determination thereof, the standard cost determined on a first in first out basis and carried on the general ledger or inventory system of such Loan Party stated on a basis consistent with its current and historical accounting practices, in Dollars, determined in accordance with the standard cost method of accounting less, without duplication, (a) any markup on Inventory from an Affiliate and (b) in the event variances under the standard cost method are expensed, a reserve reasonably determined by the Administrative Agent as appropriate in order to adjust the standard cost of Eligible Inventory to approximate actual cost.

“Investment” means, with respect to any Person, (a) any direct or indirect purchase or other acquisition (whether for cash, securities, property, services or otherwise) by such Person of, or of a beneficial interest in, any Equity Interests or Debt of any other Person, (b) any direct or indirect purchase or other acquisition (whether for cash, securities, property, services or otherwise) by such Person of all or substantially all of the property and assets of any other Person or of any division, branch or other unit of operation of any other Person, (c) any direct or indirect loan, advance, other extension of credit or capital contribution by such Person to, or any other investment by such Person in, any other Person (including, without limitation, any arrangement pursuant to which the investor incurs indebtedness of the types referred to in clause (i) or (j) of the definition of “Debt” set forth in this Section 1.01 in respect of such other Person) and (d) any written agreement to make any Investment.

“Issuing Bank” means each Initial Issuing Bank and any other Revolving Credit Lender approved as an Issuing Bank by the Administrative Agent and any Eligible Assignee to which a Letter of Credit Commitment hereunder has been assigned pursuant to Section 7.09 or 10.08.

“ITA” means the Income Tax Act (Canada), as amended from time to time, and the regulations promulgated and rulings issued thereunder.

“Judgment Currency” has the meaning specified in Section 2.22.

“L/C Available Amount” of any Letter of Credit means, at any time, the maximum amount available to be drawn under such Letter of Credit at such time (assuming compliance at such time with all conditions to drawing).

“L/C Cash Collateral Account” means the account established by the Borrowers in the name of the Administrative Agent and under the sole and exclusive control of the Administrative Agent that shall be used solely for the purposes set forth herein.

“L/C Obligations” means, as at any date of determination, the aggregate L/C Available Amount of all outstanding Letters of Credit plus the aggregate of all Unreimbursed Amounts, including all Letter of Credit Advances.

“Landlord Lien Waiver” means a written agreement that is reasonably acceptable to the Administrative Agent, pursuant to which a Person shall waive or subordinate its rights (if any, that are or would be prior to the Liens granted to the Administrative Agent for the benefit of the Lenders under the Loan Documents) and claims as landlord in any Inventory of a Loan Party party to the Collateral Documents for unpaid rents, grant access to the Administrative Agent for the repossession and sale of such inventory and make other agreements relative thereto.

“Lead Arrangers” has the meaning specified in the recital of parties to this Agreement.

“Lender Party” means any Lender, any Issuing Bank or the Swing Line Lender.

“Lenders” has the meaning specified in the recital of parties to this Agreement.

“Letter of Credit” means any letter of credit issued hereunder.

“Letter of Credit Advance” means an advance made by any Issuing Bank or Revolving Credit Lender pursuant to Section 2.03(c).

“Letter of Credit Application” means an application and agreement for the issuance or amendment of a Letter of Credit in the form from time to time in use by the applicable Issuing Bank.

“Letter of Credit Commitment” means with respect to any Issuing Bank, the amount set forth opposite such Issuing Bank’s name on Schedule I hereto under the caption “Letter of Credit Commitment” or if such Issuing Bank has entered into one or more Assignment and Acceptances, set forth (for such Issuing Bank in the Register maintained by the Administrative Agent pursuant to Section 10.08(d) as such Issuing Bank’s Letter of Credit Commitment,” as such amount may be reduced at or prior to such time pursuant to Section 2.05.

“Letter of Credit Expiration Date” means the day that is five days prior to the Maturity Date, or such later date as the applicable Issuing Bank may, in its sole discretion, specify.

“Letter of Credit Sublimit” means an amount equal to the lesser of (a) the aggregate amount of the Issuing Banks’ Letter of Credit Commitments at such time and (b) $100.0 million, as such amount may be reduced from time to time pursuant to Section 2.05.  The Letter of Credit Sublimit is part of, and not in addition to, the Revolving Credit Commitments or the Swing Line Sublimit and covers any Letters of Credit issued in Canadian Dollars.

“Lien” means any lien, hypothec, security interest, prior claim or other charge or encumbrance of any kind, or any other type of preferential arrangement, including, without limitation, the lien or retained security title or title retention right of a conditional vendor and any easement, right of way or other encumbrance on title to real property.

“Liquidity Availability” means, at any time, an amount equal to Unrestricted Cash of the Loan Parties at such time plus the unutilized Borrowing Base Availability at such time.

“Loan Documents” means (a) this Agreement, (b) the Notes, if any, (c) the DIP Financing Orders, (d) the Collateral Documents, (e) the Fee Letter and the Side Letter, (f) solely for purposes of the Collateral Documents, each Secured Hedge Agreement, (g) each guaranty by each Guarantor in connection herewith and (h) any other document, agreement or instrument (including any account control agreement) executed and delivered by a Loan Party in connection with the Facilities, in each case as amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

“Loan Parties” means, collectively, the Borrowers and the Guarantors.

“Margin Stock” has the meaning specified in Regulation U.

“Material Adverse Change” means any event or occurrence which has resulted in or could reasonably be expected to result in any material adverse change in the business, assets, liabilities, operations, condition (financial or otherwise), operating results, properties or prospects of the Borrowers and their respective Subsidiaries, taken as a whole (other than events publicly disclosed in public filings prior to the commencement of the Cases and the commencement and continuation of the Cases and the consequences that would normally result therefrom).

“Material Adverse Effect” means a material adverse effect on (a) the business, assets, liabilities, operations, condition (financial or otherwise), operating results, properties or prospects of the Borrowers and their respective Subsidiaries, taken as a whole (other than events publicly disclosed in public filings prior to the commencement of the Cases and the commencement and continuation of the Cases and the consequences that would normally result therefrom), (b) the rights and remedies of the Administrative Agent or any Lender Party under any Loan Document or (c) the ability of any Loan Party to perform its Obligations under any Loan Document to which it is or is to be a party.

“Material Debt Document” means each credit and security document relating to the indebtedness set forth on
Schedule 4.01(s)

“Maturity Date” means the earliest of (a) the date that is eighteen months following the earlier of the Bankruptcy Petition Date and the CCAA Filing Date, (b) 45 days after the entry of the Interim Order if the Final Orders shall not have been entered prior to the expiration of such 45-day period, (c) the substantial consummation (as defined in Section 1101 of the Bankruptcy Code and which for purposes hereof shall be no later than the “effective date”) of a Reorganization Plan in respect of the Bankruptcy Cases that is confirmed pursuant to an order entered by the US Bankruptcy Court or a corresponding order with respect to the CCAA Cases entered by the Canadian Bankruptcy Court or (d) the acceleration of the loans and the termination of the Commitment with respect to the Facilities in accordance with the Loan Documents.

“Monitor” means Ernst & Young Inc., the monitor appointed by the Canadian Bankruptcy Court in the CCAA Cases.

“Moody’s” means Moody’s Investor Services, Inc.

“Mortgages” means those mortgages or hypothecs specified on Schedule 3.01(a)(xii).

“MSSF” has the meaning specified in the recital of parties to this Agreement.

“Multiemployer Plan” means a multiemployer plan (as defined in Section 4001(a)(3) of ERISA) subject to Title IV of ERISA, to which any Loan Party or any ERISA Affiliate is making or accruing an obligation to make contributions, or has within any of the preceding five plan years made or accrued an obligation to make contributions.

“Multiple Employer Plan” means a single employer plan (as defined in Section 4001(a)(15) of ERISA) subject to Title IV of ERISA, that (a) is maintained for employees of any Loan Party or any ERISA Affiliate and at least one Person other than the Loan Parties and the ERISA Affiliates or (b) was so maintained and in respect of which any Loan Party or any ERISA Affiliate could have liability under Section 4064 or 4069 of ERISA in the event such plan has been or were to be terminated.

“Net Cash Proceeds” means, with respect to any sale, lease, transfer or other disposition of any asset of the Borrowers or any of their respective Subsidiaries (including such sale or other disposition of Equity Interests in any Subsidiary but excluding any sale, lease, transfer or other disposition of assets pursuant to clauses (ii)(y), (iii), (iv), (v), (vi) or (vii) of Section 5.02(h), any sale, lease, transfer or other disposition of assets that are subject to a Lien in favor of the Prepetition Secured Lenders to the extent of any such Lien, and, to the extent that the distribution to any Loan Party of any proceeds of any sale, transfer or other disposition of any asset of a Foreign Subsidiary would (1) result in material adverse tax consequences, (2) result in a breach of any agreement governing Debt of such Foreign Subsidiary permitted to exist or to be incurred by such Foreign Subsidiary under the terms of this Agreement and/or (3) be limited or prohibited under applicable local law, such distribution), the excess, if any, of (i) the sum of cash and Cash Equivalents received in connection with such sale, lease, transfer or other disposition (including any cash or Cash Equivalents received by way of deferred payment pursuant to, or by monetization of, a note receivable or otherwise, but only as and when so received) over (ii) the sum of (A) the principal amount of any Debt (other than Debt under the Loan Documents) that is secured by such asset and that is required to be repaid in connection with such sale, lease, transfer or other disposition thereof, (B) in the case of Net Cash Proceeds received by a Foreign Subsidiary, the principal amount of any Debt of Foreign Subsidiaries permanently prepaid or repaid with such proceeds, (C) the reasonable and customary out-of-pocket costs, fees (including investment banking fees), commissions, premiums and expenses incurred by the Borrowers or their respective Subsidiaries, (D) federal, state, provincial, foreign and local taxes reasonably estimated (on a Consolidated basis) to be actually payable within the current or the immediately succeeding tax year as a result of any gain recognized in connection therewith, and (E) a reasonable reserve (which reserve shall be deposited into an escrow account with the Administrative Agent) for any purchase price adjustment or any indemnification payments (fixed and contingent) attributable to the seller’s obligations to the purchaser undertaken by any Borrower or any of its Subsidiaries in connection with such sale, lease, transfer or other disposition (but excluding any purchase price adjustment or any indemnity which, by its terms, will not under any circumstances be made prior to the Maturity Date); provided, however, that (x) Net Cash Proceeds shall not include the first $25.0 million in the aggregate of cash receipts received after the Effective Date from sales, leases, transfers or other dispositions of assets and (y) Net Cash Proceeds shall include any taxes reserved in accordance with clause (D) above that exceed the amount of taxes actually paid in connection with any such sale or other disposition.

“Net Orderly Liquidation Value” means, with respect to Inventory or Equipment, as the case may be, the orderly liquidation value with respect to such Inventory or Equipment, net of costs and expenses incurred in connection with such liquidation, which value shall be determined by reference to the most recent third-party appraisal by an independent appraisal firm reasonably satisfactory to the Administrative Agent of such Inventory received by the Administrative Agent (and using appropriate sampling methodology to determine the orderly liquidation value of inventory as to which no physical appraisal has been conducted).

“Non-Loan Party” means any Subsidiary of a Loan Party that is not a Loan Party.

“Non-Voting Foreign Stock” has the meaning specified in Section 9.01(d)(iii).

“North American Guarantor” means any Guarantor that is not a Foreign Guarantor.

“Note” means a Term Note or a Revolving Credit Note.

“Notice of Borrowing” has the meaning specified in Section 2.02(a).

“Notice of Default” has the meaning specified in Section 7.05.

“Notice of Swing Line Borrowing” has the meaning specified in Section 2.02(b).

“Obligation” means, with respect to any Person, any payment, performance or other obligation of such Person of any kind, including, without limitation, any liability of such Person on any claim, whether or not the right of any creditor to payment in respect of such claim is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, disputed, undisputed, legal, equitable, secured or unsecured, and whether or not such claim is discharged, stayed or otherwise affected by any proceeding under any Debtor Relief Law.  Without limiting the generality of the foregoing, the Obligations of the Loan Parties under the Loan Documents include (a) the obligation to pay principal, interest, Letter of Credit commissions, charges, expenses, fees, reasonable attorneys’ fees and disbursements, indemnities and other amounts payable by any Loan Party under any Loan Document and (b) the obligation of any Loan Party to reimburse any amount in respect of any of the foregoing that any Lender Party, in its sole discretion, may elect to pay or advance on behalf of such Loan Party.

“Obligor” has the meaning specified in Section 5.01(u).

“Orderly Liquidation Value Percentage” means, with respect to Inventory at any time, the quotient (expressed as a percentage) of (a) the Net Orderly Liquidation Value of all Inventory owned by the Loan Parties party to the Collateral Documents divided by (b) the gross inventory cost of such Inventory, determined on the basis of the then most recently conducted third party inventory appraisal in form and substance, and performed by an independent appraisal firm (using appropriate sampling methodology to determine the orderly liquidation value percentage of inventory as to which no physical appraisal has been conducted), reasonably satisfactory to the Administrative Agent.

“Other Taxes” has the meaning specified in Section 2.13(b).

“Outstanding Amount” means (a) with respect to Advances on any date, the aggregate outstanding principal amount thereof after giving effect to any borrowings and prepayments or repayments of Advances, as the case may be, occurring on such date; and (b) with respect to any L/C Obligations on any date, the amount of such L/C Obligations on such date after giving effect to any Letter of Credit Borrowing occurring on such date and any other changes in the aggregate amount of the L/C Obligations as of such date, including as a result of any reimbursements of outstanding unpaid drawings under any Letters of Credit or any reductions in the Available Amount of any Letter of Credit taking effect on such date.

“Parent” has the meaning specified in the recital of parties to this Agreement.

“Patents” has the meaning specified in Section 9.01(g)(i).

“Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Pub. L. 107-56, signed into law October 26, 2001, as amended.

“PBGC” means the Pension Benefit Guaranty Corporation (or any successor).

“Permitted Lien” means (a) Liens in favor of the Collateral Agent for the benefit of the Secured Parties and the other parties intended to share the benefits of the Collateral granted pursuant to any of the Loan Documents; (b) Liens for taxes and other obligations or requirements owing to or imposed by governmental authorities existing or having priority, as applicable, by operation of law which in either case (i) are not yet overdue or (ii) are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted so long as appropriate reserves in accordance with GAAP shall have been made with respect to such taxes or other obligations; (c) statutory Liens of banks and other financial institutions (and rights of set-off), (d) statutory Liens of landlords, carriers, warehousemen, mechanics, repairmen, workmen and materialmen, and other Liens imposed by law (other than any such Lien imposed pursuant to 430(k) of the Internal Revenue Code, by ERISA or by other applicable pension laws), in each case incurred in the ordinary course of business (i) for amounts not yet overdue or (ii) for amounts that are overdue and that (in the case of any such amounts overdue for a period in excess of five days) are being contested in good faith by appropriate proceedings, so long as such reserves or other appropriate provisions, if any, as shall be required by GAAP shall have been made for any such contested amounts; (e) Liens incurred in the ordinary course of business in connection with, or to secure payment of obligations under, workers’ compensation, unemployment insurance and other types of social security or similar laws; (f) Liens, pledges and deposits to secure the performance of tenders, statutory obligations, performance and completion bonds, surety bonds, appeal bonds, bids, leases, licenses, government contracts, trade contracts, performance and return-of-money bonds and other similar obligations; (g) easements, rights-of-way, zoning restrictions, licenses, encroachments, restrictions on use of real property and other similar encumbrances incurred in the ordinary course of business, in each case which do not and will not interfere in any material respect with the ordinary conduct of the business of the Borrowers or any of their respective Subsidiaries; (h)(i) any interest or title of a lessor or sublessor under any lease or sublease by any Borrower or any Subsidiary and (ii) any leases or subleases by any Borrower or any Subsidiary to another Person(s) in the ordinary course of business; (i) Liens solely on any cash earnest money deposits made by any Borrower or any of its Subsidiaries in connection with any letter of intent or purchase agreement entered into in connection with an Investment permitted hereunder; (j) the filing of UCC or PPSA financing statements (precautionary or otherwise) relating to leases entered into in the ordinary course of business and the filing of UCC or PPSA financing statements by bailees and consignees in the ordinary course of business or similar filings under the laws of Quebec; (k) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; (l) leases and subleases or licenses and sublicenses of patents, trademarks and other intellectual property rights granted by any Borrower or any of its Subsidiaries in the ordinary course of business and not interfering in any respect with the ordinary conduct of the business of such Borrower or such Subsidiary; (m) Liens arising out of judgments not constituting an Event of Default hereunder; (n) Liens securing reimbursement obligations with respect to letters of credit permitted hereunder that encumber documents and other property relating to such letters of credit and the proceeds and products thereof; (o) and Liens securing indebtedness for borrowed money under the Existing Credit Agreements in an aggregate amount not to exceed $170.0 million as in effect on the Bankruptcy Petition Date; (p) any Lien existing on (i) any property or asset of any Person at the time such Person becomes a Loan Party or (ii) any property or asset at the time such property or asset is acquired by a Loan Party, but only, in the case of either clause (i) or (ii), to the extent such acquisition is permitted hereunder and if and so long as (x) such Lien is and will remain confined to the property or asset subject to it at the time such Person becomes a Loan Party or such property or asset is acquired and to fixed improvements thereafter erected on such property or asset, (y) such Lien secures only the obligation secured thereby at the time such Person becomes a Loan Party or such property or asset is acquired and (z) the obligation secured by such Lien is not in default and provided that such Lien is discharged by the Parent or the applicable Loan Party within 180 days after such Person becomes a Loan Party or such property or asset is acquired, as the case may be; (q) the Administration Charge and the Directors’ Charge; (r) precautionary Liens on short-term assets transferred in connection with European factoring facilities otherwise permitted hereunder and on related deposit accounts accepting collections on such factored assets; and (s) Liens provided for in the DIP Financing Orders.

“Permitted Vice-President” means a vice-president as is reasonably acceptable to the Administrative Agent.

“Person” means an individual, partnership, corporation (including a business trust), limited liability company, joint stock company, trust, unincorporated association, joint venture or other entity, or a government or any political subdivision or agency thereof.

“Petition Date” means the CCAA Filing Date with respect to the CCAA Debtors or the Bankruptcy Petition Date, with respect to the Chapter 11 Debtors, as applicable.

“Pledge Agreements” means the agreements, instruments or certificates granting a security interest to the Collateral Agent, for the benefit of the Lenders, in the Equity Interests of the Foreign Subsidiaries and the Canadian Security Documents.

“Pledged Accounts” has the meaning specified in Section 5.01(k).

“Pledged Collateral” means, collectively, (a) the Initial Pledged Equity, (b) the Initial Pledged Debt, (c) Pledged Equity which is (i) all Equity Interests in any North American Subsidiary of a Chapter 11 Debtor other than the Initial Pledged Equity that are acquired after the Petition Date or (ii) all Equity Interests in any third party entities owned by any Chapter 11 Debtor which individually is valued (in accordance with GAAP) to be in excess of $1,000,000 and represents more than 10% ownership in such third party entity, (d) Pledged Debt (other than the Initial Pledged Debt) which has a face principal amount in excess of $1,000,000 and which arises after the Petition Date and (e) any Pledged Investment Property (other than an Equity Interest) which has an individual value in excess of $1,000,000, subject in the case of each of the foregoing to the limitations and exclusions set forth in this Agreement.

“Pledged Debt” has the meaning specified in Section 9.01(d)(iv).

“Pledged Equity” has the meaning specified in Section 9.01(d)(iii).

“Pledged Investment Property” has the meaning specified in Section 9.01(d)(v).

“PPSA” means, collectively, the Personal Property Security Act (Ontario) and any analogous personal property legislation enacted in each Province of Canada including, the Civil code of Québec and all regulations relating thereto, in each case as amended from time to time.

“Prepetition Agent” has the meaning specified in the Interim Order and the Final US Bankruptcy Order.

“Prepetition Collateral” has the meaning specified in the Interim Order and the Final US Bankruptcy Order.

“Prepetition Payment” means a payment (by way of adequate protection or otherwise) of principal or interest or otherwise on account of any prepetition Debt or trade payables or other pre-petition claims against any Borrower or any Guarantor.

“Prepetition Secured Lenders” has the meaning specified in the Interim Order and the Final US Bankruptcy Order.

“Prepetition Secured Indebtedness” means all indebtedness and other Obligations of any Borrower and the Guarantors that are secured pursuant to the applicable Prepetition Security Agreements.

“Prepetition Security Agreements” has the meaning specified in the Interim Order and the Final US Bankruptcy Order.

“Preferred Interests” means, with respect to any Person, Equity Interests issued by such Person that are entitled to a preference or priority over any other Equity Interests issued by such Person upon any distribution of such Person’s property and assets, whether by dividend or upon liquidation.

“Priority Collateral” means, in respect of each of the Revolving Credit Facility and the Term Facility, in each case following satisfaction by the Loan Parties of the conditions set forth in Section 3.03, the Collateral securing such Facility on a first priority basis (subject solely to unavoidable prepetition Liens and Liens permitted under Section 5.02(a) and the Carve-Out).

“Professional Fees” means legal, appraisal, financing, consulting, and other advisor fees incurred in connection with the Cases, this Agreement and the other Loan Documents (or the enforcement thereof).

“Pro Rata Share” of any amount means, with respect to any Lender at any time, the product of such amount times a fraction the numerator of which is the amount of such Lender’s Commitment (or, if the Commitments shall have been terminated pursuant to Section 2.05 or 6.01, such Lender’s Commitment as in effect immediately prior to such termination) under the applicable Facility or Facilities at such time and the denominator of which is the amount of such Facility or Facilities at such time (or, if the Commitments shall have been terminated pursuant to Section 2.05 or 6.01, the amount of such Facility or Facilities as in effect immediately prior to such termination).

“Priority Payables” means, with respect to any Person, any amount payable by such Person which is secured by a Lien which ranks or is capable of ranking prior to or pari passu with the Liens created by the Collateral Documents, including amounts owing for wages, vacation pay, severance pay, employee deductions, sales tax, excise tax, Taxes payable pursuant to the ETA (net of GST input credits), income tax, workers compensation, government royalties, pension fund obligations, overdue rents or Taxes, and other statutory or other claims that have or may have priority over, or rank pari passu with, such Liens created by the Collateral Documents.

“PST” means all taxes payable under the Retail Sales Tax Act (Ontario) or any similar statute of another jurisdiction of Canada.

“Québec Security Documents” means (a) the deed of hypothec and issue of bonds dated prior to or on the date hereof granted by the Parent in favor of the Collateral Agent, acting as fondé de pouvoir, and creating security over all property, movable and immovable, present and future, of the Parent (b) the bond issued or to be issued to the Administrative Agent pursuant to the deed of hypothec and issue of bonds mentioned hereinabove; and (c)  the bond pledge agreement dated prior to or on the date hereof between the Parent and the Administrative Agent whereby the bond issued under the deed of hypothec and issue of bonds granted by the Parent is pledged to the Administrative Agent, as set forth in Exhibit J.

“QST” means the Québec sales tax imposed pursuant to an Act respecting the Québec sales tax.

“RBC Facility Loan Documents” has the meaning specified in the Interim Order and the Final US Bankruptcy Order.

“Receivables” has the meaning specified in Section 9.01(c).

“Receivables Accounts” has the meaning specified in Section 5.01(k).

“Redeemable” means, with respect to any Equity Interest, Debt or other right or Obligation, any such right or Obligation that (a) the issuer has undertaken to redeem at a fixed or determinable date or dates, whether by operation of a sinking fund or otherwise, or upon the occurrence of a condition not solely within the control of the issuer or (b) is redeemable at the option of the holder.

“Reduction Amount” has the meaning specified in Section 2.06(b)(iv).

“Reference Lenders” means Credit Suisse, Toronto Branch and another Canadian Lender that is not listed in Schedule I of the Bank Act (Canada) and approved by the Administrative Agent and the Borrower.

“Register” has the meaning specified in Section 10.08(d).

“Regulation U” means Regulation U of the Board of Governors of the Federal Reserve System, as in effect from time to time.

“Related Assets” means, all (a) all Related Security with respect to all Accounts, (b) lockboxes, lockbox accounts or any collection account, in each case if and to the extent of any such interest therein, (c) proceeds of the foregoing, including all funds received by any Person in payment of any amounts owed (including invoice prices, finance charges, interest and all other charges, if any) in respect of any Accounts described above or Related Security with respect to any such Accounts, or otherwise applied to repay or discharge any such Accounts (including insurance payments applied in the ordinary course of business to amounts owed in respect of any such Accounts and net proceeds of any sale or other disposition of repossessed goods that were the subject of any such Accounts) or other collateral or property of any Person obligated to make payments under Accounts or any other party directly or indirectly liable for payment of such Account and (d) records relating to the foregoing.

“Related Contracts” has the meaning specified in Section 9.01(c).

“Related Security” means, with respect to any Account, (a) all of the applicable Loan Party’s right, title and interest in and to the goods (including returned or repossessed goods), if any, relating to the sale which gave rise to such Account, (b) all other security interests or Liens and property subject thereto from time to time purporting to secure payment of such Account, whether pursuant to the obligation giving rise to such Account or otherwise, (c) all guarantees and other agreements or arrangements of whatever character from time to time supporting or securing payment of such Account whether pursuant to the obligation giving rise to such Account or otherwise, (d) all records relating to the foregoing and (e) all proceeds of the foregoing.

“Rent Reserves” means, with respect to any plant, warehouse distribution center or other operating facility where any Inventory subject to landlords’ Liens or other Liens arising by operation of law is located, a reserve equal to three (3) months’ rent at such plant, warehouse distribution center, or other operating facility, and such other reserve amounts that may be determined by the Administrative Agent in its reasonable discretion.

“Reorganization Plan” means a Chapter 11 plan of reorganization in any of the Bankruptcy Cases or a plan of compromise or arrangement in any of the CCAA Cases.

“Required Lenders” means, at any time, Lenders owed or holding at least a majority in interest of the sum of (a) the aggregate principal amount of the Term Advances outstanding at such time and (b) the aggregate amount of the Revolving Credit Commitments of the Revolving Credit Lenders at such time or, if the Revolving Credit Commitments shall not be in effect at such time, the aggregate Revolving Credit Advances, Swing Line Advances and L/C Obligations at such time; provided, however, that if any Lender shall be a Defaulting Lender at such time, there shall be excluded from the determination of Required Lenders at such time all Advances, Commitments and L/C Obligations of such Lender at such time.  For purposes of this definition, the aggregate principal amount of Swing Line Advances owing to any Swing Line Lender, the aggregate amount of Letter of Credit Advances owing to the Issuing Banks and the L/C Available Amount of each Letter of Credit shall be considered to be owed to the Lenders ratably in accordance with their respective Revolving Credit Commitments.

“Reserves” means, at any time of determination, (a) Rent Reserves, (b) the Carve-Out, (c) the Administration Charge Expense, (d) any reserve established by the Administrative Agent on account of the “30 day goods” rule under Section 81.1 of the BIA, (e) any reserve established by the Administrative Agent in respect of obligations under Cash Management Obligations, and (f) such other reserves as determined from time to time in the reasonable discretion of the Administrative Agent consistent with the standards for asset-based financings to preserve and protect the value of the Collateral.

“Responsible Officer” means the chief executive officer, president, executive vice-president, Permitted Vice-President, chief financial officer, chief accounting officer or treasurer of a Loan Party.  Any document delivered hereunder or under any other Loan Document that is signed by a Responsible Officer of a Loan Party shall be conclusively presumed to have been authorized by all necessary corporate, partnership and/or or other action on the part of such Loan Party and such Responsible Officer shall be conclusively presumed to have acted on behalf of such Loan Party.

“Restructuring” means the reorganization or discontinuation of the Borrowers’ or any Subsidiary’s business, operations and structure in respect of (a) facility closures and the consolidation, relocation or elimination of operations and (b) related severance costs and other costs incurred in connection with the termination, relocation and training of employees.

“Restructuring Charges” means non-recurring and other one-time costs incurred by the Borrowers or any Subsidiary in connection with the Restructuring, including, without limitation, any Professional Fees.

“Revolving Credit Advance” has the meaning specified in Section 2.01(b).

“Revolving Credit Availability” means, at any time, an amount equal to (a) the Revolving Credit Maximum Amount at such time, less (b) the sum of (i) the Revolving Credit Advances, Swing Line Advances and Letter of Credit Advances outstanding at such time plus (ii) the aggregate L/C Available Amount of all Letters of Credit outstanding at such time.

“Revolving Credit Maximum Amount” means (a) prior to the satisfaction of the conditions set forth in Section 3.03, the lesser of (i) $150.0 million (as such amount may be reduced in accordance with the provisions of Section 2.05) and (ii) the aggregate amount of the Revolving Credit Facility permitted by the Interim Order and the CCAA Initial Order and (b)  thereafter, the lesser of (i) the DIP Borrowing Base and (ii) the Revolving Credit Commitments at such time.

“Revolving Credit Commitment” means, with respect to any Lender at any time, the amount set forth for such time opposite such Lender’s name on Schedule I hereto under the caption “Revolving Credit Commitment” or, if such Lender has entered into one or more Assignment and Acceptances, set forth for such Lender in the Register maintained by the Administrative Agent pursuant to Section 10.08(d) as such Lender’s “Revolving Credit Commitment”, as such amount may be reduced at or prior to such time pursuant to Section 2.05.  As of the Effective Date, the aggregate principal amount of the Revolving Credit Commitments is $150.0 million, subject to increase to $400 million upon the occurrence of Final Availability.

“Revolving Credit Facility” means, at any time, the aggregate amount of the Lenders’ Revolving Credit Commitments at such time.

“Revolving Credit Lender” means any Lender that has a Revolving Credit Commitment.

“Revolving Credit Note” means a joint and several promissory note of the Borrowers payable to the order of any Revolving Credit Lender, in substantially the form of Exhibit A-2 hereto, evidencing the aggregate indebtedness of the Borrowers to such Lender resulting from the Revolving Credit Advances made by such Lender.

“Revolving Credit Priority Collateral” means (a) all Accounts, other Receivables and Related Contracts, (b) all Inventory, (c) all Related Assets, (d) all Account Collateral and (e) all Intellectual Property Collateral to the extent necessary to sell, transfer, convey or otherwise dispose of the Accounts and Inventory, in each case including books, records and documents with respect to such Collateral and all proceeds of such Collateral; provided that such Revolving Credit Priority Collateral shall further include the right of the Collateral Agent to use any intellectual property in connection with the liquidation of any Revolving Credit Priority Collateral.

“S&P” means Standard & Poor’s, a division of The Mc-Graw Hill Companies, Inc.

“SEC” means (a) the Securities and Exchange Commission or (b) any Canadian securities regulators (including the Autorité des marchés financiers of Québec), or any governmental authority succeeding to any of the principal functions of such commissions or regulators.

“Secured Hedge Agreement” means any Hedge Agreement required or permitted under Article V that is entered into by and between any Loan Party and any Hedge Bank, in each case solely to the extent that the obligations in respect of such Hedge Agreement are not cash collateralized or otherwise secured (other than pursuant to the Collateral Documents).

“Secured Obligation” has the meaning specified in Section 9.01.

“Secured Parties” means, collectively, the Administrative Agent, the Collateral Agent, the Lender Parties and the Hedge Banks.

“Security Collateral” has the meaning specified in Section 9.01(d).

“Side Letter” means the Side Letter dated January 18, 2008 among the Borrowers and the Lead Arrangers, Credit Suisse, Cayman Islands Branch and Credit Suisse, Toronto Branch, as amended.

“Single Employer Plan” means a single employer plan (as defined in Section 4001(a)(15) of ERISA) subject to Title IV of ERISA that (a) is maintained for employees of any Loan Party or any ERISA Affiliate and no Person other than the Loan Parties and the ERISA Affiliates or (b) was so maintained and in respect of which any Loan Party or any ERISA Affiliate could have liability under Section 4069 of ERISA in the event such plan has been or were to be terminated.

“Soc Gen Loan Documents” has the meaning specified in the Interim Order and the Final US Bankruptcy Order.

“SPC” has the meaning specified in Section 10.08(k).

“Stay of Proceedings” means the stay of proceedings against the Canadian Loan Parties and their property and assets and the stay of the exercise of rights and remedies against the Canadian Loan Parties and their property contained in the CCAA Initial Order, as it may be extended or amended by any other order issued by the Canadian Bankruptcy Court in the CCAA Proceedings.

“Subagent” has the meaning specified in Section 7.02.

“Subsidiary” of any Person means any corporation, partnership, joint venture, limited liability company, trust or estate of which (or in which) more than 50% of (a) the issued and outstanding capital stock having ordinary voting power to elect a majority of the Board of Directors of such corporation (irrespective of whether at the time capital stock of any other class or classes of such corporation shall or might have voting power upon the occurrence of any contingency), (b) the interest in the capital or profits of such partnership, joint venture or limited liability company or (c) the beneficial interest in such trust or estate is at the time directly or indirectly owned or controlled by such Person, by such Person and one or more of its other Subsidiaries or by one or more of such Person’s other Subsidiaries.

“Supermajority Revolving Credit Lenders” means, at any time, Lenders owed or holding at least 75% in interest of the Revolving Credit Commitments at such time or, if no Revolving Credit Commitments are in effect at such time, the sum of (a) the aggregate principal amount of the Revolving Credit Advances and Swing Line Advances outstanding at such time and (b) the aggregate L/C Obligations with respect to all Letters of Credit outstanding at such time; provided, however, that if any Lender shall be a Defaulting Lender at such time, there shall be excluded from the determination of Supermajority Revolving Credit Lenders at such time all Advances, Commitments and L/C Obligations of such Lender at such time.  For purposes of this definition, the aggregate principal amount of Swing Line Advances owing to any Swing Line Lender, the aggregate principal amount of Letter of Credit Advances owing to the Issuing Banks and the L/C Available Amount of each Letter of Credit shall be considered to be owed to the Lenders ratably in accordance with their respective Revolving Credit Commitments.

“Superpriority Claim” shall mean a claim against a Chapter 11 Debtor in any of the Bankruptcy Cases that is a superpriority administrative expense claim having priority over any or all administrative expenses and other claims of the kind specified in, or otherwise arising or ordered under, any sections of the Bankruptcy Code (including, without limitation, Sections 105, 326, 328, 330, 331, 503(a), 503(b), 507(a), 507(b), 546(c), 726, 1113 and 1114 thereof), whether or not such claim or expenses may become secured by a judgment Lien or other non-consensual Lien, levy or attachment.

“Swing Line Advance” means an advance made by (a) the Swing Line Lender pursuant to Section 2.01(d) or (b) any Revolving Credit Lender pursuant to Section 2.02(b).

“Swing Line Borrowing” means a borrowing consisting of a Swing Line Advance made by the Swing Line Lender pursuant to Section 2.01(d) or the Revolving Credit Lenders pursuant to Section 2.02(b).

“Swing Line Commitment” means, with respect to the Swing Line Lender, the amount set forth opposite its name on Schedule I hereto under the caption “Swing Line Commitment” or, if the Swing Line Lender has entered into an Assignment and Acceptance, set forth for the Swing Line Lender in the Register maintained by the Administrative Agent pursuant to
Section 10.08(d) as the Swing Line Lender’s “Swing Line Commitment”, as such amount may be reduced at or prior to such time pursuant to Section 2.05.

“Swing Line Facility” means, at any time, an amount equal to the aggregate amount of the Swing Line Lender’s Swing Line Commitment at such time, as such amount may be reduced at or prior to such time pursuant to Section 2.05 and including the Swing Line Sublimit.

“Swing Line Lender” means the Initial Swing Line Lender and any Eligible Assignee to which the Swing Line Commitment hereunder has been assigned pursuant to Section 10.08 so long as such Eligible Assignee expressly agrees to perform in accordance with their terms all obligations that by the terms of this Agreement are required to be performed by it as a Swing Line Lender and notifies the Administrative Agent of its Applicable Lending Office and the amount of its Swing Line Commitment (which information shall be recorded by the Administrative Agent in the Register), for so long as such Initial Swing Line Lender or Eligible Assignee, as the case may be, shall have a Swing Line Commitment.

“Swing Line Sublimit” means an amount equal to the lesser of (a) the amount of the Swing Line Bank’s Swing Line Commitment at such time and (b) $50.0 million, as such amount may be reduced from time to time pursuant to Section 2.05.  The Swing Line Sublimit is part of, and not in addition to, the Revolving Credit Commitments.

“Syndication Agent” has the meaning specified in the recital of parties to this Agreement.

“Synthetic Debt” means, with respect to any Person as of any date of determination thereof, all Obligations of such Person in respect of transactions entered into by such Person that are intended to function primarily as a borrowing of funds (including, without limitation, any minority interest transactions that function primarily as a borrowing) but are not otherwise included in the definition of “Debt” or as a liability on the consolidated balance sheet of such Person and its Subsidiaries in accordance with GAAP, excluding ordinary operating leases not intended to function primarily as a borrowing of funds and “true sale” non-recourse factoring programs.

“Tax Certificate” has the meaning specified in Section 5.03(r)(ii).

“Taxes” has the meaning specified in Section 2.13(a).

“Term Advance” has the meaning specified in Section 2.01(a).

“Term Commitment” means, with respect to any Term Lender at any time, the amount set forth opposite such Lender’s name on Schedule I hereto under the caption “Term Commitment”

or, if such Lender has entered into one or more Assignment and Acceptances, set forth for such Lender in the Register maintained by the Administrative Agent pursuant to Section 10.08(d) as such Lender’s “Term Commitment”, as such amount may be reduced at or prior to such time pursuant to Section 2.05.  As of the Effective Date, the aggregate principal amount of the Term Commitments is $600.0 million.

“Term Facility” means, at any time, the aggregate amount of the Term Lenders’ Term Commitments at such time.

“Term Lender” means any Lender that has a Term Commitment.

“Term Note” means a joint and several promissory note of the Borrowers payable to the order of any Term Lender, in substantially the form of Exhibit A-1 hereto, evidencing the indebtedness of the Borrowers to such Lender resulting from the Term Advance made by such Lender.

“Term Priority Collateral” means all Collateral other than Revolving Credit Priority Collateral, including, without limitation, capital stock and other investment property (including intercompany debt) owned by the Company, the Parent and each other Guarantor, equipment, owned and leased real estate and General Intangibles relating to such capital stock and other investment property, equipment and material owned and leased real estate, subject to the right that the Collateral Agent shall have to use any intellectual property in connection with the liquidation of any Revolving Credit Priority Collateral, and in each case including all proceeds of such Collateral.

“Termination Date” means the earliest to occur of (a) the Maturity Date, (b) the effective date of a Reorganization Plan and (c) the date of termination in whole of the Commitments pursuant to Section 2.05 or 6.01.

“Thirteen Week Forecast” has the meaning specified in Section 5.03(f).

“Total Outstandings” means the aggregate Outstanding Amount of all Advances and all L/C Obligations.

“Trade Secrets” has the meaning specified in Section 9.01(g)(v).

“Trademarks” has the meaning specified in Section 9.01(g)(ii).

“Type” refers to the distinction between (a) Advances bearing interest at the Base Rate, (b) Advances bearing interest at the Eurodollar Rate, (c) Advances bearing interest at the Canadian Prime Rate or (d) Advances bearing interest at the Canadian BA Rate.

“UCC” means the Uniform Commercial Code as in effect, from time to time, in the State of New York; provided that, if perfection or the effect of perfection or non-perfection or the priority of any security interest in any Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the State of New York, “UCC” means the Uniform Commercial Code as in effect from time to time in such other jurisdiction for purposes of the provisions hereof relating to such perfection, effect of perfection or non-perfection or priority.

“Unreimbursed Amount” has the meaning specified in Section 2.03(c)(i).

“Unrestricted Cash” means unrestricted cash or Cash Equivalents subject to a Lien in favor of the Collateral Agent pursuant to the Loan Documents.

“Unused Revolving Credit Commitment” means, with respect to any Lender at any time, an amount equal to (a) such Lender’s Revolving Credit Commitment at such time minus (b) the sum of (i) the aggregate principal amount of all Revolving Credit Advances, Swing Line Advances (other than for purposes of Section 2.08(a)) and Letter of Credit Advances made by such Lender (in its capacity as a Lender) and outstanding at such time, plus (ii) such Lender’s Pro Rata Share of (A) the aggregate L/C Available Amount of all Letters of Credit outstanding at such time, (B) the aggregate principal amount of all Letter of Credit Advances made by the Issuing Banks pursuant to Section 2.03(c) and outstanding at such time, and (C) the aggregate principal amount of all Swing Line Advances made by the Swing Line Lender pursuant to Section 2.01(d) at any time (other than for purposes of Section 2.08(a)).

“US Bankruptcy Court” has the meaning specified in the Preliminary Statements.

“US Guarantor” means the Guarantors organized under the laws of the United States, any state thereof or the District of Columbia.

“Variance Report” means a report calculated in accordance with the most recent Thirteen Week Forecast, in each case reviewed and attested to by a Responsible Officer of the Parent, in form and substance reasonably satisfactory to the Initial Lenders, to be delivered concurrently with each Thirteen Week Forecast showing cash usage and borrowing variance for the period since the delivery of the last Thirteen Week Forecast.

“Voting Foreign Stock” has the meaning specified in Section 9.01(d)(iii).

“Voting Stock” means capital stock issued by a corporation, or equivalent interests in any other Person, the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or persons performing similar functions) of such Person, even if the right so to vote has been suspended by the happening of such a contingency.

“Withdrawal Liability” has the meaning specified in Part I of Subtitle E of Title IV of ERISA.

Section 1.02  Computation of Time Periods; Document References.  In this Agreement (a) in the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding” and (b) all references to an agreement or document herein shall be deemed to be references to such agreement or document as amended or otherwise modified from time to time in accordance with the terms hereof.

Section 1.03  Accounting Terms.  All accounting terms not specifically defined herein shall be construed in accordance with generally accepted accounting principles consistent with those applied in the preparation of the financial statements referred to in Section 4.01(h) (“GAAP”).  All accounting with respect to Debt, Liens and European factoring facilities permitted by Section 5.02(h)(vii) shall be deemed to be consistent with accounting principles applied in the preparation of the financial statements referred to in Section 4.01(h).

Section 1.04  Terms Generally.  When any Reserve is to be established or a change in any amount, percentage, reserve, eligibility criteria or other item in the definitions of the terms “DIP Borrowing Base”, “Eligible Inventory”, “Eligible Receivables” and “Rent Reserve” is to be determined, in each case in the Administrative Agent’s “reasonable discretion”, such Reserve shall be implemented or such change shall become effective on the date of delivery of a written notice thereof to the Borrowers (a “Borrowing Base Change Notice”), or immediately, without prior written notice, during the continuance of an Event of Default.

ARTICLE II

AMOUNTS AND TERMS OF THE ADVANCES
AND THE LETTERS OF CREDIT

Section 2.01  The Advances.  (a)               The Term Advances.  Each Term Lender severally agrees, on the terms and conditions hereinafter set forth, to make a single advance denominated in Dollars (a “Term Advance”) to the Borrowers on the date of the entry of the Interim Order and the CCAA Initial Order or within one Business Day after such date in an aggregate amount not to exceed such Lender’s Term Commitment at such time and the aggregate amount of such Term Advances by all such Term Lenders not to exceed $600.0 million.  Amounts borrowed under this Section 2.01(a) and repaid or prepaid may not be reborrowed.

(b)           The Revolving Credit Advances.  Each Revolving Credit Lender severally agrees, on the terms and conditions hereinafter set forth, to make advances denominated in Dollars or, at the Borrowers’ option from and after the occurrence of Final Availability, in an amount up to the Canadian Dollar Sublimit, in Canadian Dollars (each, a “Revolving Credit Advance”) to the Borrowers from time to time on any Business Day during the period from the Effective Date until the Termination Date (a) in an amount for each such Advance not to exceed such Revolving Credit Lender’s Unused Revolving Credit Commitment at such time and (b) in an aggregate amount for all such Advances not to exceed such Lender’s ratable portion (based on the aggregate amount of the Unused Revolving Credit Commitments at such time) of the Revolving Credit Maximum Amount at such time; provided that the sum of (A) the aggregate principal amount of all Revolving Credit Advances, Swing Line Advances and Letter of Credit Advances outstanding at such time plus (B) the aggregate L/C Available Amount of all Letters of Credit outstanding at such time shall not exceed the Revolving Credit Maximum Amount at any time (with, in all cases, Canadian Dollar Advances and Letters of Credit denominated in Canadian Dollars to be valued at the Equivalent Amount thereof).

(c)           Borrowings.  Each Borrowing shall be in a principal amount of $10,000,000 or an integral multiple of $1,000,000 in excess thereof (other than a Borrowing the proceeds of which shall be used solely to repay or prepay in full outstanding Swing Line Advances or Letter of Credit Advances) and shall consist of Advances made simultaneously by the Lenders under the applicable Facility ratably according to the Lenders’ Commitments under such Facility.  Within the limits of each Lender’s Unused Revolving Credit Commitment in effect from time to time, the Borrowers may borrow under Section 2.01(b), prepay pursuant to Section 2.06, and reborrow under Section 2.01(b).

(d)           The Swing Line Advances.  The Swing Line Lender severally agrees on the terms and conditions hereinafter set forth, to make Swing Line Advances to the Borrowers from time to time on any Business Day during the period from the Effective Date until the Termination Date in an aggregate amount owing to the Swing Line Lender not to exceed at any time outstanding the lesser of (i) the Swing Line Sublimit at such time and (ii) the Swing Line Lender’s Swing Line Commitment at such time; provided, however, that no Swing Line Borrowing shall exceed the aggregate of the Unused Revolving Credit Commitments of the Revolving Credit Lenders at such time (with, in all cases, with respect to Revolving Credit Advances and Letters of Credit, Canadian Dollar Advances and Letters of

Credit denominated in Canadian Dollars to be valued at the Equivalent Amount thereof).  No Swing Line Advance shall be used for the purpose of funding the payment of principal of any other Swing Line Advance.  Each Swing Line Borrowing shall be in an amount of $1,000,000 or an integral multiple of $250,000 in excess thereof.  Within the limits of the Swing Line Facility and within the limits referred to in the first sentence of this subsection (d), the Borrowers may borrow under this Section 2.01(d), repay pursuant to Section 2.04(c) or prepay pursuant to Section 2.06(a) and reborrow under this Section 2.01(d).  Immediately upon the making of a Swing Line Advance, each Revolving Credit Lender shall be deemed to, and hereby irrevocably and unconditionally agrees to, purchase from the Swing Line Lender a risk participation in such Swing Line Advance in an amount equal to the product of such Lender’s Pro Rata Share times the principal amount of such Swing Line Advance.

Section 2.02  Making the Advances.  (a)   Except as otherwise provided in Section 2.02(b) or 2.03, each Borrowing shall be made on notice, given not later than 12:00 noon (New York City time) on the third Business Day prior to the date of the proposed Borrowing in the case of a Borrowing consisting of Eurodollar Rate Advances, on the second Business Day prior to the date of the proposed Borrowing in the case of a Borrowing consisting of Canadian BA Rate Advances, or the first Business Day prior to the date of the proposed Borrowing in the case of a Borrowing consisting of Base Rate Advances or Canadian Prime Rate Advances, by the Borrowers to the Administrative Agent, which shall give to each Lender prompt notice thereof by telex or telecopier.  Each such notice of a Borrowing (a “Notice of Borrowing”) shall be by telephone, confirmed immediately in writing, or telex or telecopier, in substantially the form of Exhibit B hereto, specifying therein the requested (i) date of such Borrowing, (ii) the Facility under which such Borrowing is to be made, (iii) Type of Advances comprising such Borrowing, (iv) aggregate amount of such Borrowing, (v) in the case of a Borrowing consisting of Eurodollar Rate Advances and Canadian BA Rate Advances, initial Interest Period for each such Advance and (vi) the currency for each such Advance (Dollars or Canadian Dollars).  Each Lender shall, before 1:00 p.m. (New York City time) on the date of such Borrowing, make available for the account of its Applicable Lending Office to the Administrative Agent at the Administrative Agent’s Account, in same day funds, such Lender’s ratable portion of such Borrowing in accordance with the respective Commitments of such Lender and the other Lenders.  After the Administrative Agent’s receipt of such funds and upon fulfillment of the applicable conditions set forth in Article III, the Administrative Agent will make such funds available to the Borrowers by crediting the Borrowers’ Account or such other account as the Borrowers shall request; provided, however, that, in the case of Revolving Credit Advances, the Administrative Agent shall first apply such funds to prepay ratably the aggregate principal amount of any Letter of Credit Advances outstanding on the date of such Borrowing, plus interest accrued and unpaid thereon to and as of such date.

(b)           (i) Each Swing Line Borrowing shall be made on notice, given not later than 12:00 noon (New York City time) on the date of the proposed Swing Line Borrowing, by the Borrowers to the Swing Line Lender and the Administrative Agent.  Each such notice of a Swing Line Borrowing (a “Notice of Swing Line Borrowing”) shall be by telephone, confirmed immediately in writing, or telecopier, specifying therein the requested (A) date of such Borrowing, (B) amount of such Borrowing and (C) maturity of such Borrowing (which maturity shall be no later than the seventh day after the requested date of such Borrowing).  The Swing Line Lender will make the amount of the requested Swing Line Advances available to the Administrative Agent at the Administrative Agent’s Account, in same day funds.  After the Administrative Agent’s receipt of such funds and upon fulfillment of the applicable conditions set forth in Article III, the Administrative Agent will make such funds available to the Borrowers by crediting the Borrower’s Account or such other account as the Borrowers shall request.

(ii)           The Swing Line Lender may, at any time in its sole and absolute discretion, request on behalf of the Borrowers (and the Borrowers hereby irrevocably authorize the Swing Line Lender to so request on their behalf) that each Revolving Credit Lender make a Base Rate Advance in an amount equal to such Lender’s Pro Rata Share of the amount of Swing Line Advances then outstanding.  Such request shall be deemed to be a Notice of Borrowing for purposes hereof and shall be made in accordance with the provisions of Section 2.02(a) without regard solely to the minimum amounts specified therein but subject to the satisfaction of the conditions set forth in Section 3.02 and Section 3.03 (except that the Borrowers shall not be deemed to have made any representations and warranties).  The Swing Line Lender shall furnish the Borrowers with a copy of the Notice of Borrowing promptly after delivering such notice to the Administrative Agent.  Each Revolving Credit Lender shall make an amount equal to its Pro Rata Share of the amount specified in such Notice of Borrowing available for the account of its Applicable Lending Office to the Administrative Agent for the account of such Swing Line Lender, by deposit to the Administrative Agent’s Account, in same date funds, not later than 3:00 P.M. on the day specified in such Notice of Borrowing.

(iii)          If for any reason any Swing Line Advance cannot be refinanced by a Revolving Credit Borrowing as contemplated by Section 2.02(b)(ii), the request for Base Rate Advances submitted by the Swing Line Lender as set forth in Section 2.02(b)(ii) shall be deemed to be a request by such Swing Line Lender that each of the Revolving Credit Lenders fund its risk participation in the relevant Swing Line Advance and each Revolving Credit Lender’s payment to the Administrative Agent for the account of the Swing Line Lender pursuant to Section 2.02(b)(ii) shall be deemed payment in respect of such participation.

(iv)          If and to the extent that any Revolving Credit Lender shall not have made the amount of its Pro Rata Share of such Swing Line Advance available to the Administrative Agent in accordance with the provisions of Section 2.02(b)(ii), such Revolving Credit Lender agrees to pay to the Administrative Agent forthwith on demand such amount together with interest thereon, for each day from the date of the applicable Notice of Borrowing delivered by such Swing Line Lender until the date such amount is paid to the Administrative Agent, at the Federal Funds Rate.

(v)           Each Revolving Credit Lender’s obligation to make Revolving Credit Advances or to purchase and fund risk participations in a Swing Line Advance pursuant to this Section 2.02(b) shall be absolute and unconditional and shall not be affected by any circumstance, including (A) any set-off, counterclaim, recoupment, defense or other right which such Lender may have against the Swing Line Lender, the Borrower or any other Person for any reason whatsoever, (B) the occurrence or continuance of a Default, or (C) any other occurrence, event or condition, whether or not similar to any of the foregoing; provided, however, that each Revolving Credit Lender’s obligation to make Revolving Credit Advances pursuant to this Section 2.02(b) is subject to satisfaction of the conditions set forth in Section 3.02.  No funding of risk participations shall relieve or otherwise impair the obligation of the Borrower to repay Swing Line Advances, together with interest as provided herein.

(c)           Anything in subsection (a) above to the contrary notwithstanding, (i) the Borrowers may not select Eurodollar Rate Advances or the Canadian BA Rate Advances, as applicable, for the initial Borrowing hereunder or for any Borrowing if the aggregate amount of such Borrowing is less than $10,000,000 or if the obligation of the Lenders to make Eurodollar Rate Advances or the Canadian BA Rate Advances, as applicable, shall then be suspended pursuant to Section 2.10 or 2.11 and (ii) the Revolving Credit Advances may not be outstanding as part of more than 10 separate Borrowings.

(d)           Each Notice of Borrowing and each Notice of Swing Line Borrowing shall be irrevocable and binding on the Borrowers.  In the case of any Borrowing that the related Notice of Borrowing specifies is to be comprised of Eurodollar Rate Advances or the Canadian BA Rate Advances, the Borrowers shall indemnify each Lender against any loss, cost or expense incurred by such Lender as a result of any failure to fulfill on or before the date specified in such Notice of Borrowing for such Borrowing the applicable conditions set forth in Article III, including, without limitation, any actual loss

(excluding loss of anticipated profits), cost or expense incurred by reason of the liquidation or reemployment of deposits or other funds acquired by such Lender to fund the Advance to be made by such Lender as part of such Borrowing when such Advance, as a result of such failure, is not made on such date.

(e)           Unless the Administrative Agent shall have received notice from any Lender prior to the date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender’s ratable portion of such Borrowing, the Administrative Agent may assume that such Lender has made such portion available to the Administrative Agent on the date of such Borrowing in accordance with subsection (a) of this Section 2.02 and the Administrative Agent may, in reliance upon such assumption, make available to the Borrowers on such date a corresponding amount.  If and to the extent that such Lender shall not have so made such ratable portion available to the Administrative Agent, such Lender and the Borrowers severally agree to repay or pay to the Administrative Agent forthwith on demand such corresponding amount and to pay interest thereon, for each day from the date such amount is made available to the Borrowers until the date such amount is repaid or paid to the Administrative Agent, at (i) in the case of the Borrowers, the interest rate applicable at such time under Section 2.07 to Advances comprising such Borrowing and (ii) in the case of such Lender, the Federal Funds Rate.  If such Lender shall pay to the Administrative Agent such corresponding amount, such amount so paid shall constitute such Lender’s Advance as part of such Borrowing for all purposes of this Agreement.

(f)            The failure of any Lender to make the Advance to be made by it shall not relieve any other Lender of its obligation, if any, hereunder to make its Advance or make available on the date of such Borrowing, but no Lender shall be responsible for the failure of any other Lender to make the Advance to be made by it.

Section 2.03  Issuance of and Drawings and Reimbursement Under Letters of Credit.  (a)  The Letter of Credit Commitment.

(i)            Subject to the terms and conditions set forth herein, (A) each Issuing Bank agrees, in reliance upon the agreements of the other Lenders set forth in this Section 2.03, (1) from time to time on any Business Day during the period from the Effective Date until the Letter of Credit Expiration Date, to issue Letters of Credit for the account of the Borrowers or any of their respective Subsidiaries, and to amend Letters of Credit previously issued by it, in accordance with subsection (b) below, and (2) to honor drafts under the Letters of Credit; and (B) the Lenders severally agree to participate in Letters of Credit issued for the account of the Borrowers or any of their respective Subsidiaries; provided that the Issuing Banks shall not be obligated to issue any Letter of Credit, and no Lender shall be obligated to participate in any Letter of Credit if as of the date of such issuance, (w) the L/C Available Amount for all Letters of Credit issued by such Issuing Bank would exceed the lesser of the Letter of Credit Sublimit at such time and such Issuing Bank’s Letter of Credit Commitment at such time, (x) the L/C Available Amount of such Letter of Credit would exceed the Unused Revolving Credit Commitment, (y) the sum of (1) the aggregate principal amount of all Revolving Credit Advances plus Swing Line Advances and Letter of Credit Advances outstanding at such time plus (2) the aggregate Available Amount of all Letters of Credit outstanding at such time (with all Canadian Dollar Advances and Letters of Credit denominated in Canadian Dollars valued at the Equivalent Amount thereof), exceed the DIP Borrowing Base at such time, or (z) the Equivalent Amount of the aggregate Available Amount of all Letters of Credit outstanding at such time issued in Canadian Dollars would exceed the Letter of Credit Sublimit or the Canadian Dollar Sublimit.  Within the foregoing limits, and subject to the terms and conditions hereof, the Borrowers’ ability to obtain Letters of Credit shall be fully revolving, and accordingly the Borrowers may, during the foregoing period, obtain Letters of Credit to replace Letters of Credit that have expired or that have been drawn upon and reimbursed.

(ii)           No Issuing Bank shall be under any obligation to issue any Letter of Credit if: (A) any order, judgment or decree of any governmental authority or arbitrator shall by its terms purport to enjoin or restrain such Issuing Bank from issuing such Letter of Credit, or any law applicable to such Issuing Bank or any request or directive (whether or not having the force of law) from any governmental authority with jurisdiction over such Issuing Bank shall prohibit, or request that such Issuing Bank refrain from, the issuance of letters of credit generally or such Letter of Credit in particular or shall impose upon such Issuing Bank any unreimbursed loss, cost or expense which such Issuing Bank in good faith deems material to it; (B) the expiry date of such requested Letter of Credit would occur after the Letter of Credit Expiration Date, unless all the Revolving Credit Lenders have approved such expiry date; (C) the issuance of such Letter of Credit would violate one or more policies of such Issuing Bank; or (D) such Letter of Credit is in an initial amount less than $100,000 (unless such Issuing Bank agrees otherwise), or is to be denominated in a currency other than Dollars or Canadian Dollars (up to the Letter of Credit Sublimit and, if applicable, the Canadian Dollar Sublimit).

(iii)          No Issuing Bank shall be under any obligation to amend any Letter of Credit if (A) such Issuing Bank would have no obligation at such time to issue such Letter of Credit in its amended form under the terms hereof, or (B) the beneficiary of such Letter of Credit does not accept the proposed amendment to such Letter of Credit.

(b)           Procedures for Issuance and Amendment of Letters of Credit.

(i)            Each Letter of Credit shall be issued or amended, as the case may be, upon the request of the Borrowers delivered to the applicable Issuing Bank (with a copy to the Administrative Agent) in the form of a Letter of Credit Application, appropriately completed and signed by a Responsible Officer of each Borrower or Subsidiary for whose account such Letter of Credit is to be issued.  Such Letter of Credit Application must be received by the applicable Issuing Bank and the Administrative Agent not later than 12:00 noon at least two Business Days (or such later date and time as such Issuing Bank may agree in a particular instance in its sole discretion) prior to the proposed issuance date or date of amendment, as the case may be.  In the case of a request for an initial issuance of a Letter of Credit, such Letter of Credit Application shall specify in form and detail reasonably satisfactory to the applicable Issuing Bank: (A) the proposed issuance date of the requested Letter of Credit (which shall be a Business Day); (B) the amount thereof; (C) the currency thereof (D) the expiry date thereof; (E) the name and address of the beneficiary thereof; (F) the documents to be presented by such beneficiary in case of any drawing thereunder; (G) the full text of any certificate to be presented by such beneficiary in case of any drawing thereunder; and (H) such other matters as such Issuing Bank may reasonably require.  In the case of a request for an amendment of any outstanding Letter of Credit, such Letter of Credit Application shall specify in form and detail reasonably satisfactory to the applicable Issuing Bank (A) the Letter of Credit to be amended; (B) the proposed date of amendment thereof (which shall be a Business Day); (C) the nature of the proposed amendment; and (D) such other matters as such Issuing Bank may reasonably require.

(ii)           Promptly after receipt of any Letter of Credit Application, the applicable Issuing Bank will confirm with the Administrative Agent (by telephone or in writing) that the Administrative Agent has received a copy of such Letter of Credit Application from the Borrowers and, if not, such Issuing Bank will provide the Administrative Agent with a copy thereof.  Upon receipt by such Issuing Bank of confirmation from the Administrative Agent that the requested issuance or amendment is permitted in accordance with the terms hereof, then, subject to the terms and conditions hereof, such Issuing Bank shall, on the requested date, issue a Letter of Credit for the account of the applicable Borrower or the applicable Subsidiary or enter into the applicable amendment, as the case may be, in each case in accordance with such Issuing Bank’s usual and customary business practices.  Immediately upon the issuance of each Letter of Credit, each Lender shall be deemed to, and hereby irrevocably and unconditionally agrees to, purchase from such Issuing Bank a risk participation in such Letter of Credit in an amount equal to the product of such Lender’s Pro Rata Share times the amount of such Letter of Credit.

(iii)          Promptly after its delivery of any Letter of Credit or any amendment to a Letter of Credit to an advising bank with respect thereto or to the beneficiary thereof, the applicable Issuing Bank will also deliver to the Borrowers and the Administrative Agent a true and complete copy of such Letter of Credit or amendment.

(c)           Drawings and Reimbursements; Funding of Participations.

(i)            Upon receipt from the beneficiary of any Letter of Credit of any notice of a drawing under such Letter of Credit, the applicable Issuing Bank shall notify the Borrowers and the Administrative Agent thereof.  Not later than 1:00 p.m. on the Business Day following any payment by the applicable Issuing Bank under a Letter of Credit, so long as the Borrowers have received notice of such drawing by 10:00 a.m. on such following Business Day (each such date, an “Honor Date”), the Borrowers shall reimburse such Issuing Bank through the Administrative Agent in an amount equal to the amount of such drawing (together with interest thereon at the rate set forth in Section 2.07 for Revolving Credit Advances bearing interest at the Base Rate).  If the Borrowers fail to so reimburse the applicable Issuing Bank by such time, the Administrative Agent shall promptly notify each Revolving Credit Lender of the Honor Date, the amount of the unreimbursed drawing (the “Unreimbursed Amount”), and the amount of such Revolving Credit Lender’s Pro Rata Share thereof.  In such event, the Borrowers shall be deemed to have requested a Borrowing to be disbursed on the Honor Date in an amount equal to the Unreimbursed Amount, without regard to the minimum and multiples specified in Section 2.01(c) for the principal amount of Borrowings, but subject to the amount of the Unused Revolving Credit Commitments and the conditions set forth in Section 3.02 (other than the delivery of a Notice of Borrowing).  Any notice given by an Issuing Bank or the Administrative Agent pursuant to this Section 2.03(c)(i) may be given by telephone if immediately confirmed in writing; provided that the lack of such an immediate confirmation shall not affect the conclusiveness or binding effect of such notice.

(ii)           Each Revolving Credit Lender (including a Revolving Credit Lender acting as Issuing Bank) shall upon any notice pursuant to Section 2.03(c)(i) make funds available to the Administrative Agent for the account of the applicable Issuing Bank at the Administrative Agent’s Office in an amount equal to its Pro Rata Share of the Unreimbursed Amount not later than 1:00 p.m. on the Business Day specified in such notice by the Administrative Agent, whereupon, subject to the provisions of Section 2.03(c)(iii), each Revolving Credit Lender that so makes funds available shall be deemed to have made a Letter of Credit Advance to the Borrowers in such amount.  The Administrative Agent shall remit the funds so received to the applicable Issuing Bank.

(iii)          With respect to any Unreimbursed Amount that is not fully refinanced by a Borrowing because the conditions set forth in Section 3.02 cannot be satisfied or for any other reason, the Borrowers shall be deemed to have incurred from the applicable Issuing Bank a Letter of Credit Borrowing in the amount of the Unreimbursed Amount that is not so refinanced, which Letter of Credit Borrowing shall be due and payable on demand (together with interest) and shall bear interest at the default rate as set forth in Section 2.07(b).  In such event, each Revolving Credit Lender’s payment to the Administrative Agent for the account of the applicable Issuing Bank pursuant to Section 2.03(c)(ii) shall be deemed payment in respect of its participation in such Letter of Credit Borrowing and shall constitute a Letter of Credit Advance from such Revolving Credit Lender in satisfaction of its participation obligation under this Section 2.03.

(iv)          Until each Revolving Credit Lender funds its Revolving Credit Advance or Letter of Credit Advance pursuant to this Section 2.03(c) to reimburse the applicable Issuing Bank for any amount drawn under any Letter of Credit, interest in respect of such Revolving Credit Lender’s Pro Rata Share of such amount shall be solely for the account of such Issuing Bank.

(v)           Each Revolving Credit Lender’s obligation to make Letter of Credit Advances to reimburse the applicable Issuing Bank for amounts drawn under Letters of Credit, as contemplated by this Section 2.03(c), shall be absolute and unconditional and shall not be affected by any circumstance, including (A) any set-off, counterclaim, recoupment, defense or other right which such Revolving Credit Lender may have against such Issuing Bank, any Borrower or any other Person for any reason whatsoever; (B) the occurrence or continuance of a Default, or (C) any other occurrence, event or condition, whether or not similar to any of the foregoing.  No such making of a Letter of Credit Advance shall relieve or otherwise impair the obligation of the Borrowers to reimburse the applicable Issuing Bank for the amount of any payment made by such Issuing Bank under any Letter of Credit, together with interest as provided herein.

(vi)          If any Revolving Credit Lender fails to make available to the Administrative Agent for the account of the applicable Issuing Bank any amount required to be paid by such Revolving Credit Lender pursuant to the foregoing provisions of this Section 2.03(c) by the time specified in Section 2.03(c)(ii), such Issuing Bank shall be entitled to recover from such Revolving Credit Lender (acting through the Administrative Agent), on demand, such amount with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to the such Issuing Bank at a rate per annum equal to the Federal Funds Rate from time to time in effect.  A certificate of the applicable Issuing Bank submitted to any Revolving Credit Lender (through the Administrative Agent) with respect to any amounts owing under this clause (vi) shall be conclusive absent manifest error.

(d)           Repayment of Participations.

(i)            At any time after any Issuing Bank has made a payment under any Letter of Credit and has received from any Revolving Credit Lender such Revolving Credit Lender’s Letter of Credit Advance in respect of such payment in accordance with Section 2.03(c), if the Administrative Agent receives for the account of the applicable Issuing Bank any payment in respect of the related Unreimbursed Amount or interest thereon (whether directly from the Borrowers or otherwise, including proceeds of Cash Collateral applied thereto by the Administrative Agent), the Administrative Agent will distribute to such Revolving Credit Lender its Pro Rata Share thereof (appropriately adjusted, in the case of interest payments, to reflect the period of time during which such Revolving Credit Lender’s Letter of Credit Advance was outstanding) in the same funds as those received by the Administrative Agent.

(ii)           If any payment received by the Administrative Agent for the account of the applicable Issuing Bank pursuant to Section 2.03(c)(i) is required to be returned under any circumstances (including pursuant to any settlement entered into by such Issuing Bank in its discretion), each Revolving Credit Lender shall pay to the Administrative Agent for the account of such Issuing Bank its Pro Rata Share thereof on demand of the Administrative Agent, plus interest thereon from the date of such demand to the date such amount is returned by such Revolving Credit Lender, at a rate per annum equal to the Federal Funds Rate from time to time in effect.

(e)           Obligations Absolute.  The obligation of the Borrowers to reimburse any Issuing Bank for each drawing under each Letter of Credit and to repay each Letter of Credit Borrowing shall be absolute, unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including the following:

(i)            any lack of validity or enforceability of such Letter of Credit, this Agreement, or any other agreement or instrument relating thereto;

(ii)           the existence of any claim, counterclaim, set-off, defense or other right that the Borrowers may have at any time against any beneficiary or any transferee of such Letter of Credit (or any Person for whom any such beneficiary or any such transferee may be acting), such Issuing Bank or any other Person, whether in connection with this Agreement, the transactions contemplated hereby or by such Letter of Credit or any agreement or instrument relating thereto, or any unrelated transaction;

(iii)          any draft, demand, certificate or other document presented under such Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect; or any loss or delay in the transmission or otherwise of any document required in order to make a drawing under such Letter of Credit;

(iv)          any payment by the Issuing Bank under such Letter of Credit against presentation of a draft or certificate that does not strictly comply with the terms of such Letter of Credit; or any payment made by such Issuing Bank under such Letter of Credit to any Person purporting to be a trustee in bankruptcy, debtor-in-possession, assignee for the benefit of creditors, liquidator, receiver or other representative of or successor to any beneficiary or any transferee of such Letter of Credit, including any arising in connection with any proceeding under any Debtor Relief Law; or

(v)           any other circumstance or happening whatsoever, whether or not similar to any of the foregoing, including any other circumstance that might otherwise constitute a defense available to, or a discharge of, the Borrowers.

The Borrowers shall promptly examine a copy of each Letter of Credit and each amendment thereto that is delivered to it and, in the event of any claim of noncompliance with the Borrowers’ instructions or other irregularity, the Borrowers will immediately notify the applicable Issuing Bank.  The Borrowers shall be conclusively deemed to have waived any such claim against the applicable Issuing Bank and its correspondents unless such notice is given as aforesaid.

(f)            Role of Issuing Bank.  Each Revolving Credit Lender and each Borrower agrees that, in paying any drawing under a Letter of Credit, no Issuing Bank shall have any responsibility to obtain any document (other than any sight draft, certificates and documents expressly required by the Letter of Credit) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of the Person executing or delivering any such document.  None of the Issuing Banks, any Agent-Related Person nor any of the respective correspondents, participants or assignees of any Issuing Bank shall be liable to any Revolving Credit Lender for (i) any action taken or omitted in connection herewith at the request or with the approval of the Revolving Credit Lenders or the Required Lenders, as applicable; (ii) any action taken or omitted in the absence of gross negligence or willful misconduct; or (iii) the due execution, effectiveness, validity or enforceability of any document or instrument related to any Letter of Credit or Letter of Credit Application.  The Borrowers hereby assume all risks of the acts or omissions of any beneficiary or transferee with respect to their use of any Letter of Credit; provided, however, that this assumption is not intended to, and shall not, preclude the Borrowers from pursuing such rights and remedies as they may have against the beneficiary or transferee at law or under any other agreement.  None of the Issuing Banks, any Agent-Related Person, nor any of the respective correspondents, participants or assignees of any Issuing Bank, shall be liable or responsible for any of the matters described in clauses (i) through (v) of Section 2.03(e); provided, however, that anything in such clauses to the contrary notwithstanding, the Borrowers may have a claim against an Issuing Bank, any related Agent-Related Person, any of their respective correspondents, participants or assignees of such Issuing Bank or any Agent-Related Person, and they may be liable to the Borrowers, to the extent, but only to the extent, of any direct, as opposed to consequential or exemplary, damages suffered by the Borrowers which the Borrowers prove were caused by such Issuing Bank’s, any such Agent-Related Person’s, or any of such respective correspondents, participants or assignees of such Issuing Bank or of any Agent-Related Person’s willful misconduct or gross negligence or such Issuing Bank’s willful failure to pay under any Letter of Credit after the presentation to it by the beneficiary of a sight draft and certificate(s) strictly complying with the terms and conditions of a Letter of Credit.  In furtherance and not in limitation of the foregoing, the applicable Issuing Bank may accept documents that appear on their face to be in order, without responsibility for further investigation, regardless of any notice or information to the contrary, and such Issuing Bank shall not be responsible for the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign a Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason.

(g)           Cash Collateral.  Upon the request of the Administrative Agent, if, as of the Letter of Credit Expiration Date, any Letter of Credit may for any reason remain outstanding and partially or wholly undrawn, the Borrowers shall immediately Cash Collateralize the then Outstanding Amount of all L/C Obligations (in an amount equal to 105% of such Outstanding Amount determined as of the date of such Letter of Credit Borrowing or the Letter of Credit Expiration Date, as the case may be).  For purposes hereof, “Cash Collateralize” means to pledge and deposit with or deliver to the Administrative Agent, for the benefit of the Issuing Banks and the Revolving Credit Lenders, as collateral for the L/C Obligations, cash or deposit account balances pursuant to documentation in form and substance reasonably satisfactory to the Administrative Agent and the Issuing Banks (which documents are hereby consented to by the Revolving Credit Lenders).  Derivatives of such term have corresponding meanings.  Each Borrower hereby grants to the Administrative Agent, for the benefit of the Issuing Banks and the Revolving Credit Lenders, a security interest in all such cash, deposit accounts and all balances therein and all proceeds of the foregoing.  Such cash collateral shall be maintained in the L/C Cash Collateral Account.

(h)           Conflict with Letter of Credit Application.  In the event of any conflict between the terms hereof and the terms of any Letter of Credit Application, the terms hereof shall control.

(i)            Applicability of ISP98 and UCP.  Unless otherwise expressly agreed by the applicable Issuing Bank and the Borrowers when a Letter of Credit is issued, (i) the rules of the “International Standby Practices 1998” published by the Institute of International Banking Law & Practice (or such later version thereof as may be in effect at the time of issuance) shall apply to each standby Letter of Credit, and (ii) the rules of the Uniform Customs and Practice for Documentary Credits, as most recently published by the International Chamber of Commerce (the “ICC”) at the time of issuance (including the ICC decision published by the Commission on Banking Technique and Practice on April 6, 1998 regarding the European single currency (euro)) shall apply to each commercial Letter of Credit.

Section 2.04  Repayment of Advances.  (a) Term Advances.  The Borrowers shall jointly and severally repay to the Administrative Agent for the ratable account of the Term Lenders on the Maturity Date the aggregate outstanding principal amount of the Term Advances then outstanding.

(b)           Revolving Credit Advances.  The Borrowers shall repay to the Administrative Agent for the ratable account of the Revolving Credit Lenders on the Termination Date the aggregate outstanding principal amount of the Revolving Credit Advances then outstanding.

(c)           Swing Line Advances.  The Borrowers shall repay to the Administrative Agent for the account of the Swing Line Lender and each other Revolving Credit Lender that has made a Swing Line Advance the outstanding principal amount of each Swing Line Advance made by each of them on the earlier of the maturity date specified in the applicable Notice of Swing Line Borrowing (which maturity shall be no later than the seventh day after the requested date of such Borrowing) and the Termination Date.

(d)           Letter of Credit Advances.  The Borrowers shall repay to the Administrative Agent for the account of the Issuing Banks and each Revolving Credit Lender that has made a Letter of Credit Advance the outstanding principal amount of each Letter of Credit Advance made by each of them on the earlier of (i) the date of demand therefor and (ii) the Termination Date.

Section 2.05  Termination or Reduction of Commitments.  (a)  Mandatory.

(i)            Upon the making of the Term Advances pursuant to Section 2.01(a), the Term Commitments shall be automatically and permanently reduced to zero.

(ii)           The Letter of Credit Sublimit shall be automatically and permanently reduced from time to time on the date of each reduction in the Revolving Credit Facility by the amount, if any, by which the amount of the Letter of Credit Sublimit exceeds the Revolving Credit Facility after giving effect to such reduction of the Revolving Credit Facility.

(iii)          The Swing Line Facility shall be permanently reduced from time to time on the date of each reduction in the Revolving Credit Facility by the amount, if any, by which the amount of the Swing Line Facility exceeds the Revolving Credit Facility after giving effect to such reduction of the Revolving Credit Facility.

(b)           Application of Commitment Reductions.  Upon each reduction of the Letter of Credit Sublimit pursuant to this Section 2.05, the Letter of Credit Commitment of each of the Revolving Credit Lenders shall be reduced by such Revolving Credit Lender’s Pro Rata Share of the amount by which the Letter of Credit Sublimit is reduced in accordance with the Lenders’ respective Revolving Credit Commitments.  Upon each reduction of the Swing Line Sublimit pursuant to this Section 2.05, the Swing Line Commitment of the Swing Line Lender shall be reduced by the amount by which the Swing Line Sublimit is reduced.

Section 2.06  Prepayments.  (a)  Optional.  The Borrowers may, upon at least one Business Day’s notice to the Administrative Agent received not later than 11:00 a.m. (New York, New York time) stating the proposed date and aggregate principal amount of the prepayment, and if such notice is given the Borrowers shall, prepay the outstanding aggregate principal amount of Advances, in whole or ratably in part, together with, in the case of any Eurodollar Rate Advance, accrued interest to the date of such prepayment on the aggregate principal amount prepaid; provided, however, that each partial prepayment shall be in an aggregate principal amount of $10,000,000 or an integral multiple of $1,000,000 in excess thereof or, if less, the aggregate outstanding principal amount of any Advance; provided further that any Canadian BA Rate Advances shall be defeased in accordance with Section 2.09(j) rather than repaid.  Subject to the foregoing, prepayments of the Revolving Credit Facility or the Term Facility pursuant to this Section 2.06(a) shall be permitted at any time without premium or penalty, subject to customary breakage costs in the case of a prepayment of a Eurodollar Rate Advance or a Canadian BA Rate Advance other than on the last day of the relevant Interest Period.  Subject to the foregoing, prepayments of the Term Facility shall be permitted at any time and shall be subject to customary breakage costs in the case of a prepayment of a Eurodollar Rate Advance other than on the last day of the relevant Interest Period.

(b)           Mandatory.

(i)            Each Borrower shall within one Business Day of the receipt of (A) any Net Cash Proceeds by any Loan Party or any of its Subsidiaries, prepay an aggregate principal amount of the Advances equal to such Net Cash Proceeds; (B) any Extraordinary Receipts by any Loan Party or any of its Subsidiaries, prepay an aggregate principal amount of the Advances equal to such Extraordinary Receipts; and (C) any issuances, offerings or placements of debt obligations of the Parent and its Subsidiaries, prepay an aggregate principal amount of the Advances equal to the Net Cash Proceeds arising from such issuances, offerings or placements of debt obligations; provided that, with respect to any Extraordinary Receipts arising solely from the proceeds of insurance, at the election of the Borrowers within ten Business Days of the receipt of such Extraordinary Receipts and so long as no Default has occurred and is continuing, such Loan Party may reinvest all or any portion of such Extraordinary Receipts in operating assets of the same or similar nature of those that were the subject of the applicable insurance claim so long as within 180 days after the receipt of such Extraordinary Receipts such purchase shall have been consummated or such Loan Party shall have entered into a definitive agreement to make such purchase; provided further that any Extraordinary Receipts not subject to such a definitive agreement or used to purchase such operating assets with 180 days after the receipt of such Extraordinary Receipts shall be immediately applied to the prepayment of the Advances as set forth in this Section 2.06(b)(i).  Each prepayment pursuant to this clause (i) shall be applied first to prepay fees and reimbursable expenses of the Administrative Agent then due and payable with respect to the Facilities; second to prepay fees and reimbursable expenses of the Lenders then due and payable with respect to the Facilities; third ratably to prepay any interest due and payable with respect to the Term Facility; fourth ratably to the outstanding Term Advances (if any); and fifth ratably to the Revolving Credit Facility as set forth in clause (iv) below; provided that any Net Cash Proceeds arising from the sale, lease, transfer or other disposition of Revolving Credit Priority Collateral shall be applied first to prepay fees and reimbursable expenses of the Administrative Agent then due and payable with respect to the Facilities; second to prepay fees and reimbursable expenses of the Lenders then due and payable with respect to the Facilities; third ratably to the Revolving Credit Facility as set forth in clause (iv) below; fourth ratably to prepay any interest due and payable with respect to the Term Facility; and fifth ratably to the outstanding Term Advances (if any).

(ii)           The Borrowers shall, on each Business Day, if applicable, prepay an aggregate principal amount of the Revolving Credit Advances comprising part of the same Borrowings, the Letter of Credit Advances and Swing Line Advances in an amount equal to the amount by which (A) the sum of (x) the aggregate principal amount of the Revolving Credit Advances, the Letter of Credit Advances and the Swing Line Advances then outstanding plus (y) the aggregate L/C Available Amount of all Letters of Credit then outstanding exceeds (B) the Revolving Credit Maximum Amount or the aggregate amount of the Revolving Credit Commitments.

(iii)          The Borrowers shall, on each Business Day, if applicable, pay to the Administrative Agent for deposit in the L/C Cash Collateral Account an amount sufficient to cause the aggregate amount on deposit in such L/C Cash Collateral Account to equal the amount by which the aggregate L/C Available Amount of all Letters of Credit then outstanding exceeds the Letter of Credit Sublimit on such Business Day.

(iv)          Prepayments of the Revolving Credit Facility made pursuant to clause (i) and (ii) above shall be applied first to prepay interest then due and payable on the Letter of Credit Advances; second to prepay any principal amounts of any outstanding Letter of Credit Advances; third, to prepay Swing Line Advances then outstanding, fourth to prepay interest then due and payable on the Revolving Credit Advances; fifth to prepay any principal amounts of Revolving Credit Advances and the Swing Line Advances outstanding under the Revolving Credit Facility; sixth, if required under Section 2.03(g), deposited in the L/C Cash Collateral Account; and, in the case of any prepayment of the Revolving Credit Facility pursuant to clause (i) above, the amount remaining, if any, from the Revolving Credit Facility’s ratable portion of such Net Cash Proceeds after the prepayment of the Letter of Credit Advances and the Revolving Credit Advances then outstanding and any required cash collateralization of Letters of Credit then outstanding (the sum of such prepayment amounts, cash collateralization amounts and remaining amounts being referred to herein as the “Reduction Amount”) may be retained by the Borrowers for use in their respective business and operations in the ordinary course.  Upon the drawing of any Letter of Credit for which funds are on deposit in the L/C Cash Collateral Account, such funds shall be applied to reimburse the applicable Issuing Bank or Revolving Credit Lenders, as applicable.

(v)           All prepayments under this subsection (b) shall be made together with accrued interest to the date of such prepayment on the principal amount prepaid.

Section 2.07  Interest.  (a)  Scheduled Interest.  The Borrowers shall jointly and severally pay interest on the unpaid principal amount of each Advance owing to each Revolving Credit Lender, Term Lender and Swing Line Lender, as applicable, from the date of such Advance until such principal amount shall be paid in full, at the following rates per annum:

(i)            Base Rate Advances.  During such periods as such Advance is a Base Rate Advance, a rate per annum equal at all times to the sum of (A) the Base Rate in effect from time to time plus (B) the Applicable Margin in effect from time to time, payable in arrears monthly on the first Business Day of each month during such periods and on the date such Base Rate Advance shall be Converted or paid in full.

(ii)           Eurodollar Rate Advances.  During such periods as such Advance is a Eurodollar Rate Advance, a rate per annum equal at all times during each Interest Period for such Advance to the sum of (A) the Eurodollar Rate for such Interest Period for such Advance plus (B) the Applicable Margin in effect on the first day of such Interest Period, payable in arrears on the last Business Day of such Interest Period and, if such Interest Period has a duration of more than one month, on the first Business Day of each month that occurs during such Interest Period every month from the first day of such Interest Period and on the date such Eurodollar Rate Advance shall be Converted or paid in full.

(iii)          Canadian Prime Rate Advances.  During such periods as such Advance is a Canadian Prime Rate Advance, a rate per annum equal at all times to the sum of (A) the Canadian Prime Rate in effect from time to time plus (B) the Applicable Margin in effect from time to time, payable in arrears on the first Business Day of each month during such periods and on the date such Canadian Prime Rate Advance shall be Converted or paid in full.

(b)           Default Interest.  Upon the occurrence and during the continuance of an Event of Default the Borrowers shall jointly and severally pay interest, after as well as before judgment, on (i) the unpaid principal amount of each Advance (which shall include any Letter of Credit Advance) owing to each Lender, payable in arrears on the dates referred to in clause (a) above and on demand, at a rate per annum equal at all times to 2% per annum above the rate per annum required to be paid on such Advance pursuant to clause (a) and (ii) to the fullest extent permitted by law, the amount of any interest, fee or other amount payable hereunder that is not paid when due, from the date such amount shall be due until such amount shall be paid in full, payable in arrears on the date such amount shall be paid in full and on demand, at a rate per annum equal at all times to 2% per annum above the rate per annum required to be paid on Advances pursuant to clause (a)(i) above.

(c)           Notice of Interest Rate.  Promptly after receipt of a Notice of Borrowing pursuant to Section 2.02(a), the Administrative Agent shall give notice to the Borrowers and each Lender of the interest rate determined by the Administrative Agent for purposes of clause (a) above.

(d)           Interest Act.  For the purposes of the Interest Act (Canada) and disclosure thereunder, whenever any interest or any fee to be paid hereunder or in connection herewith is to be calculated on the basis of a 360-day or 365-day year, the yearly rate of interest to which the rate used in such calculation is equivalent is the rate so used multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360 or 365, as applicable.  The rates of interest under this Agreement are nominal rates, and not effective rates or yields.  The principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement.

(e)           Criminal Code.  If any provision of this Agreement would oblige any Borrower to make any payment of interest or other amount payable to any Lender in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by that Lender of “interest” at a “criminal rate” (as such terms are construed under the Criminal Code (Canada)), then, notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with respect to such Borrower with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by Law or so result in a receipt by that Lender of “interest” at a “criminal rate”, such adjustment to be effected, to the extent necessary (but only to the extent necessary), as follows:

(i)            first, by reducing the amount or rate of interest or the amount or rate of any Acceptance Fee required to be paid to the affected Lender under Section 2.09; and

(ii)           thereafter, by reducing any fees, commissions, costs, expenses, premiums and other amounts required to be paid to the affected Lender which would constitute interest for purposes of Section 347 of the Criminal Code (Canada).

Section 2.08  Fees.  (a)  Commitment Fees.  The Borrowers shall jointly and severally pay to the Administrative Agent for the account of the Revolving Credit Lenders a commitment fee, from the date hereof in the case of each such Initial Lender and from the effective date specified in the Assignment and Acceptance pursuant to which it became a Lender in the case of each other such Lender until the Termination Date, payable in arrears on the first Business Day of each month and on the Termination Date, at the rate of 0.50% per annum on the average daily unused portion of the Unused Revolving Credit Commitment of such Lender; provided, however, that no commitment fee shall accrue on any of the Commitments of a Defaulting Lender so long as such Lender shall be a Defaulting Lender.

(b)           Letter of Credit Fees, Etc.

(i)            The Borrowers shall jointly and severally pay to the Administrative Agent for the account of each Revolving Credit Lender a commission, payable in arrears on the first Business Day of each month, on the earliest to occur of the full drawing, expiration, termination or cancellation of any such Letter of Credit and on the Termination Date, on such Revolving Credit Lender’s Pro Rata Share of the average daily aggregate L/C Available Amount during such month of all Letters of Credit outstanding from time to time at a rate per annum equal to the Applicable Margin for Eurodollar Rate Advances under the Revolving Credit Facility.

(ii)           The Borrowers shall jointly and severally pay to the Issuing Banks, for their own ratable account, (A) a fronting fee, payable in arrears on the first Business Day of each month and on the Termination Date, on the average daily aggregate L/C Available Amount during such month of all Letters of Credit outstanding from time to time, from the Effective Date until the Termination Date, at the rate of

0.25% per annum and (B) the customary issuance, presentation, amendment and other processing fees, and other standard costs and charges, of the Issuing Banks.

(iii)          All fees due and payable under or with respect to any Letter of Credit denominated in Dollars shall be payable in Dollars and all fees due and payable under or with respect to any Letter of Credit denominated in Canadian Dollars shall be payable in Canadian Dollars, in each case calculated based on a 360-day year.

(c)           Initial Lender Fees.  The Borrowers shall jointly and severally pay to the Administrative Agent for the account of the Initial Lenders (and their respective Affiliates) such other fees as may be from time to time agreed among the Borrowers and the Initial Lenders (and their respective Affiliates).

Section 2.09  Bankers’ Acceptance.

(a)           Subject to the terms and conditions of this Agreement, the Parent may request Canadian BA Rate Advances by presenting drafts for acceptance and purchase as B/As by the Lenders.  No Interest Period with respect to a B/A to be accepted and purchased shall extend beyond the Maturity Date.

(b)           To facilitate availment of Canadian BA Rate Advances, the Parent hereby appoints each Lender as its attorney to sign and endorse on its behalf, in handwriting or by facsimile or mechanical signature as and when deemed necessary by such Lender, blank forms of B/As in the form requested by such Lender.  In this respect, it is each Lender’s responsibility to maintain an adequate supply of blank forms of B/As for acceptance under this Agreement.  The Parent recognizes and agrees that all B/As signed and/or endorsed by a Lender on behalf of the Parent shall bind the Parent as fully and effectually as if signed in the handwriting of and duly issued by the proper signing officers of the Parent.  Each Lender is hereby authorized to issue such B/As endorsed in blank in such face amounts as may be determined by such Lender; provided that the aggregate amount thereof is equal to the aggregate amount of B/As required to be accepted and purchased by such Lender.  No Lender shall be liable for any damage, loss or other claim arising by reason of any loss or improper use of any such instrument except the gross negligence or wilful misconduct of the Lender or its officers, employees, agents or representatives.  Each Lender shall maintain a record with respect to B/As (i) received by it in blank hereunder, (ii) voided by it for any reason, (iii) accepted and purchased by it hereunder, and (iv) cancelled at their respective maturities.  On request by or on behalf of the Parent, a Lender shall cancel all forms of B/A which have been pre-signed or pre-endorsed on behalf of the Parent and which are held by such Lender and are not required to be issued in accordance with the Parent’s irrevocable notice.  Alternatively, the Parent agrees that, at the request of the Administrative Agent, the Parent shall deliver to the Administrative Agent a “depository note” which complies with the requirements of the Depository Bills and Notes Act (Canada), and consents to the deposit of any such depository note in the book-based debt clearance system maintained by the Canadian Depository for Securities.

(c)           Drafts of the Parent to be accepted as B/As hereunder shall be signed as set out in this Section.  Notwithstanding that any person whose signature appears on any B/A may no longer be an authorized signatory for any Lender or the Parent at the date of issuance of a B/A, such signature shall nevertheless be valid and sufficient for all purposes as if such authority had remained in force at the time of such issuance and any such B/A so signed shall be binding on the Parent.

(d)           Promptly following receipt of a request specifying an advance by way of B/As, the Administrative Agent shall so advise the Lenders and shall advise each Lender of the aggregate face amount of the B/As to be accepted by it and the applicable Interest Period (which shall be identical for all

Lenders).  The aggregate face amount of the B/As to be accepted by the Lenders shall be in a minimum aggregate amount of CDN$10.0 million and shall be a whole multiple of CDN$1,000,000, and such face amount shall be in the Lenders’ pro rata portions of such advance, provided that the Administrative Agent may in its sole discretion increase or reduce any Lender’s portion of such Canadian BA Rate Advance to the nearest CDN$100,000 without reducing the overall commitments of such Lender.

(e)           Upon acceptance of a B/A by a Lender, such Lender shall purchase, or arrange for the purchase of, each B/A from the Parent and provide to the Administrative Agent the Discount Proceeds therefore for the account of the Parent.  The Acceptance Fee payable by the Parent to a Lender in respect of each B/A accepted by such Lender shall be set off against the Discount Proceeds payable by such Lender under this Section.

(f)            Each Lender may at any time and from time to time hold, sell, rediscount or otherwise dispose of any or all B/As accepted and purchased by it.

(g)           If a Lender is not a chartered bank under the Bank Act (Canada) or if a Lender notifies the Administrative Agent in writing that it is otherwise unable to accept Bankers’ Acceptances, such Lender will, instead of accepting and purchasing Bankers’ Acceptances, make a Loan (a “B/A Equivalent Loan”) to the Parent in the amount and for the same term as the draft which such Lender would otherwise have been required to accept and purchase hereunder.  Each such Lender will provide to the Administrative Agent the Discount Proceeds of such B/A Equivalent Loan for the account of the Parent.  Each such B/A Equivalent Loan will bear interest at the same rate which would result if such Lender had accepted (and been paid an Acceptance Fee) and purchased (on a discounted basis) a Bankers’ Acceptance for the relevant Interest Period (it being the intention of the parties that each such B/A Equivalent Loan shall have the same economic consequences for the Lenders and the Parent as the Bankers’ Acceptance which such B/A Equivalent Loan replaces).  All such interest shall be paid in advance on the date such B/A Loan is made, and will be deducted from the amount to be advanced on account of such B/A Equivalent Loan in the same manner in which the Discount Proceeds of a Bankers’ Acceptance would be deducted from the face amount of the Bankers’ Acceptance.  Subject to repayment requirements, on the last day of the relevant Interest Period for such B/A Equivalent Loan, the Parent shall be entitled to Convert each such B/A Equivalent Loan into another Type of Loan, or to roll over each such B/A Equivalent Loan into another B/A Equivalent Loan, all in accordance with the applicable provisions of this Agreement.

(h)           With respect to each Canadian BA Rate Advance, the Parent shall notify the Administrative Agent in accordance with Section 2.02 if the Parent intends to issue B/As on such last day of the Interest Period to provide for the payment of such maturing Canadian BA Rate Advance.  If the Parent fails to notify the Administrative Agent of its intention to issue B/As on such last day of the Interest Period, the Parent shall provide payment to the Administrative Agent on behalf of the Lenders of an amount equal to the aggregate face amount of such Canadian BA Rate Advance on the last day of the Interest Period of thereof.  If the Parent fails to make such payment, such maturing B/As shall be deemed to have been Converted on the last day of the Interest Period into a Canadian Prime Rate Advance in an amount equal to the face amount of such B/As.

(i)            The Parent waives presentment for payment and any other defence to payment of any amounts due to a Lender in respect of a B/A accepted and purchased by it pursuant to this Agreement which might exist solely by reason of such B/A being held, at the maturity thereof, by such Lender in its own right, and the Parent agrees not to claim any days of grace if such Lender, as holder, sues the Parent on the B/A for payment of the amount payable by the Parent thereunder.  On the last day of the Interest Period of a B/A, or such earlier date as may be required or permitted pursuant to the provisions of this Agreement, the Parent shall pay the Lender that has accepted and purchased such B/A the full face amount of such B/A and, after such payment, the Parent shall have no further liability in respect of such B/A and such Lender shall be entitled to all benefits of, and be responsible for all payments due to third parties under, such B/A.

(j)            Except as required by any Lender upon the occurrence of an Event of Default, no Canadian BA Rate Advance may be repaid by the Parent prior to the expiry date of the Interest Period applicable to such Canadian BA Rate Advance; provided, however, that the Parent may defease any Canadian BA Rate Advance by depositing with the Administrative Agent an amount that is sufficient to repay such B/A Borrowing on the expiry date of the Interest Period applicable to such Canadian BA Rate Advance.

Section 2.10  Conversion of Advances.  (a)  Optional.  The Borrowers may on any Business Day, upon notice given to the Administrative Agent not later than 11:00 a.m. (New York City time) on the third Business Day prior to the date of the proposed Conversion and subject to the provisions of Section 2.11, Convert all or any portion of the Advances of one Type comprising the same Borrowing into Advances of the other Type; provided, however, that any Conversion of Eurodollar Rate Advances into Base Rate Advances, or any Conversion of Canadian BA Rate Advances into Canadian Prime Rate Advances, shall be made only on the last day of an Interest Period for such Advances, any Conversion of Base Rate Advances into Eurodollar Rate Advances, or of any Canadian Prime Rate Advances into Canadian BA Rate Advances, shall be in an amount not less than the minimum amount specified in Section 2.02(c), no Conversion of any Advances shall result in more separate Borrowings than permitted under Section 2.02(c) and each Conversion of Advances comprising part of the same Borrowing shall be made ratably among the Lenders in accordance with their Commitments.  Each such notice of Conversion shall, within the restrictions specified above, specify (i) the date of such Conversion, (ii) the Advances to be Converted and (iii) if such Conversion is into Eurodollar Rate Advances or Canadian BA Rate Advances, the duration of the initial Interest Period for such Advances, provided that if such notice does not specify the duration of the Interest Period for any Advance, the Interest Period shall be deemed to be one month.  Each notice of Conversion shall be irrevocable and binding on the Borrowers.

(b)           Mandatory.

(i)            On the date on which the aggregate unpaid principal amount of Eurodollar Rate Advances comprising any Borrowing shall be reduced, by payment or prepayment or otherwise, to less than $10,000,000, such Advances shall, at the end of the applicable Interest Period, automatically Convert into Base Rate Advances.

(ii)           On the date on which the aggregate unpaid principal amount of Canadian BA Rate Advances comprising any Borrowing shall be reduced, by payment or prepayment or otherwise, to less than $10,000,000, such Advances shall, at the end of the applicable Interest Period, automatically Convert into Canadian Prime Rate Advances.

(iii)          If either Borrower shall fail to select the duration of any Interest Period for any Eurodollar Rate Advances or Canadian BA Rate Advances in accordance with the provisions contained in the definition of “Interest Period” in Section 1.01, the Administrative Agent will forthwith so notify the Borrowers and the Lenders, whereupon each such Eurodollar Rate Advance or Canadian BA Rate Advance, as the case may be, will automatically, on the last day of the then existing Interest Period therefor, Convert into a Base Rate Advance or Canadian Prime Rate Advance, respectively.

(iv)          Upon the occurrence and during the continuance of any Event of Default, (v) each Eurodollar Rate Advance will automatically, on the last day of the then existing Interest Period therefor, Convert into a Base Rate Advance, (w) the obligation of the Lenders to make, or to Convert

Advances into, Eurodollar Rate Advances shall be suspended, (x) each Canadian BA Rate Advance will automatically, on the last day of the then existing Interest Period therefor, Convert into a Canadian Prime Rate Advance and (y) the obligation of the Lenders to make, or to Convert Advances into, Canadian BA Rate Advances shall be suspended.

Section 2.11  Increased Costs, Etc.  (a)  If, due to either (i) the introduction of or any change in or in the interpretation of any law or regulation or (ii) the compliance with any guideline or request from any central bank or other governmental authority (whether or not having the force of law), there shall be any increase in the cost to any Lender Party of agreeing to make or of making, funding or maintaining Eurodollar Rate Advances or of agreeing to issue or of issuing or maintaining or participating in Letters of Credit or of agreeing to make or of making or maintaining Letter of Credit Advances (excluding, for purposes of this Section 2.11, any such increased costs resulting from (x) Excluded Taxes, Taxes or Other Taxes (as to which Section 2.13 shall govern) and (y) changes in the basis of taxation of overall net income, capital, franchise or other similar taxes by the United States, Canada, any foreign jurisdiction, state, province or any political subdivision thereof under the laws of which such Lender Party is organized, is resident or has its Applicable Lending Office), then the Borrowers shall from time to time, upon demand by such Lender Party (with a copy of such demand to the Administrative Agent), pay to the Administrative Agent for the account of such Lender Party additional amounts sufficient to compensate such Lender Party for such increased cost; provided, however, that a Lender Party claiming additional amounts under this Section 2.11(a) agrees to use reasonable efforts (consistent with its internal policy and legal and regulatory restrictions) to designate a different Applicable Lending Office if the making of such a designation would avoid the need for, or reduce the amount of, such increased cost that may thereafter accrue and would not, in the reasonable judgment of such Lender Party, be otherwise disadvantageous to such Lender Party.  A certificate as to the amount of such increased cost, submitted to the Borrowers by such Lender Party, shall be conclusive and binding for all purposes, absent manifest error.

(b)           If any Lender Party determines that compliance with any law or regulation or any guideline or request from any central bank or other governmental authority (whether or not having the force of law) affects or would affect the amount of capital required or expected to be maintained by such Lender Party or any corporation controlling such Lender Party and that the amount of such capital is increased by or based upon the existence of such Lender Party’s commitment to lend or to issue or participate in Letters of Credit hereunder and other commitments of such type or the issuance or maintenance of or participation in the Letters of Credit (or similar contingent obligations), then, upon demand by such Lender Party or such corporation (with a copy of such demand to the Administrative Agent), the Borrowers shall jointly and severally pay to the Administrative Agent for the account of such Lender Party, from time to time as specified by such Lender Party, additional amounts sufficient to compensate such Lender Party in the light of such circumstances, to the extent that such Lender Party reasonably determines such increase in capital to be allocable to the existence of such Lender Party’s commitment to lend or to issue or participate in Letters of Credit hereunder or to the issuance or maintenance of or participation in any Letters of Credit.  A certificate as to such amounts submitted to the Borrowers by such Lender Party shall be conclusive and binding for all purposes, absent manifest error.

(c)           If, with respect to any Eurodollar Rate Advances, the Required Lenders notify the Administrative Agent that the Eurodollar Rate for any Interest Period for such Advances will not adequately reflect the cost to such Lenders of making, funding or maintaining their Eurodollar Rate Advances for such Interest Period, the Administrative Agent shall forthwith so notify the Borrowers and the Lenders, whereupon (i) each such Eurodollar Rate Advance will automatically, on the last day of the then existing Interest Period therefor, Convert into a Base Rate Advance and (ii) the obligation of the Lenders to make, or to Convert Advances into, Eurodollar Rate Advances shall be suspended until the Administrative Agent shall notify the Borrowers that such Lenders have determined that the circumstances causing such suspension no longer exist.  If, with respect to any Canadian BA Rate

Advances, the Required Lenders notify the Administrative Agent that the Canadian BA Rate for any Interest Period for such Advances will not adequately reflect the cost to such Lenders of making, funding or maintaining their Canadian BA Rate Advances for such Interest Period, the Administrative Agent shall forthwith so notify the Borrowers and the Lenders, whereupon (i) each such Canadian BA Rate Advance will automatically, on the last day of the then existing Interest Period therefor, Convert into a Canadian Prime Rate Advance and (ii) the obligation of the Lenders to make, or to Convert Advances into, Canadian BA Rate Advances shall be suspended until the Administrative Agent shall notify the Borrowers that such Lenders have determined that the circumstances causing such suspension no longer exist.

(d)           Notwithstanding any other provision of this Agreement, if the introduction of or any change in or in the interpretation of any law or regulation shall make it unlawful, or any central bank or other governmental authority shall assert that it is unlawful, for any Lender or its Eurodollar Lending Office to perform its obligations hereunder to make Eurodollar Rate Advances or to continue to fund or maintain Eurodollar Rate Advances hereunder, then, on notice thereof and demand therefor by such Lender to the Borrowers through the Administrative Agent, (i) each Eurodollar Rate Advance will automatically, upon such demand, Convert into a Base Rate Advance and (ii) the obligation of the Lenders to make, or to Convert Advances into, Eurodollar Rate Advances shall be suspended until the Administrative Agent shall notify the Borrowers that such Lender has determined that the circumstances causing such suspension no longer exist; provided, however, that, before making any such demand, such Lender agrees to use reasonable efforts (consistent with its internal policy and legal and regulatory restrictions) to designate a different Eurodollar Lending Office if the making of such a designation would allow such Lender or its Eurodollar Lending Office to continue to perform its obligations to make Eurodollar Rate Advances or to continue to fund or maintain Eurodollar Rate Advances and would not, in the judgment of such Lender, be otherwise disadvantageous to such Lender.  Notwithstanding any other provision of this Agreement, if the introduction of or any change in or in the interpretation of any law or regulation shall make it unlawful, or any central bank or other governmental authority shall assert that it is unlawful, for any Lender or its Canadian BA Rate Lending Office to perform its obligations hereunder to make Canadian BA Rate Advances or to continue to fund or maintain Canadian BA Rate Advances hereunder, then, on notice thereof and demand therefor by such Lender to the Borrowers through the Administrative Agent, (i) each Canadian BA Rate Advance will automatically, upon such demand, Convert into a Canadian Prime Rate Advance and (ii) the obligation of the Lenders to make, or to Convert Advances into, Canadian BA Rate Advances shall be suspended until the Administrative Agent shall notify the Borrowers that such Lender has determined that the circumstances causing such suspension no longer exist; provided, however, that, before making any such demand, such Lender agrees to use reasonable efforts (consistent with its internal policy and legal and regulatory restrictions) to designate a different Canadian BA Rate Lending Office if the making of such a designation would allow such Lender or its Canadian BA Rate Lending Office to continue to perform its obligations to make Canadian BA Rate Advances or to continue to fund or maintain Canadian BA Rate Advances and would not, in the judgment of such Lender, be otherwise disadvantageous to such Lender.

Section 2.12  Payments and Computations.  (a)  The Borrowers shall make each payment hereunder and under the Notes, irrespective of any right of counterclaim or set-off (except as otherwise provided in Section 2.16), not later than 12:00 noon.  (New York, New York time) on the day when due (or, in the case of payments made by a Guarantor pursuant to Section 8.01, on the date of demand therefor) in Dollars unless otherwise specified in this Agreement to the Administrative Agent at the Administrative Agent’s Account in same day funds.  If such payment is received after such time, it will be considered received the following Business Day, in the Administrative Agent’s sole discretion.  The Administrative Agent will promptly thereafter cause like funds to be distributed (i) if such payment by the Borrowers is in respect of principal, interest, commitment fees or any other Obligation then payable hereunder and under the Notes to more than one Lender Party, to such Lender Parties for the account of their respective Applicable Lending Offices ratably in accordance with the amounts of such respective Obligations then payable to such Lender Parties and (ii) if such payment by the Borrowers is in respect of any Obligation then payable hereunder to one Lender Party, to such Lender Party for the account of its Applicable Lending Office, in each case to be applied in accordance with the terms of this Agreement.  Upon its acceptance of an Assignment and Acceptance and recording of the information contained therein in the Register pursuant to Section 10.08(d), from and after the effective date of such Assignment and Acceptance, the Administrative Agent shall make all payments hereunder and under the Notes in respect of the interest assigned thereby to each Lender Party assignee thereunder on a pro rata basis based on the time the assignor and assignee held such assigned interest.

(b)           If the Administrative Agent receives funds for application to the Obligations under the Loan Documents under circumstances for which the Loan Documents do not specify the Advances to which, or the manner in which, such funds are to be applied, the Administrative Agent may, but shall not be obligated to, elect to distribute such funds to each Lender Party ratably in accordance with such Lender Party’s proportionate share of the principal amount of all outstanding Advances and the L/C Available Amount of all Letters of Credit then outstanding, in repayment or prepayment of such of the outstanding Advances or other Obligations owed to such Lender Party, and for application to such principal installments, as the Administrative Agent shall direct.

(c)           Each Borrower hereby authorizes each Lender Party, if and to the extent payment owed to such Lender Party is not made when due hereunder or, in the case of a Lender, under the Note held by such Lender, to charge from time to time against any or all of the Borrowers’ accounts with such Lender Party any amount so due.  Each of the Lender Parties hereby agrees to notify the Borrowers promptly after any such setoff and application shall be made by such Lender Party; provided, however, that the failure to give such notice shall not affect the validity of such charge.

(d)           All computations of interest based on the Base Rate or the Canadian Prime Rate of fees and Letter of Credit commissions shall be made by the Administrative Agent on the basis of a year of 365 or 366 days, as the case may be, and all computations of interest based on the Eurodollar Rate or the Federal Funds Rate shall be made by the Administrative Agent on the basis of a year of 360 days, in each case for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest, fees or commissions are payable.  Each determination by the Administrative Agent of an interest rate, fee or commission hereunder shall be conclusive and binding for all purposes, absent manifest error.

(e)           Except as otherwise provided, whenever any payment hereunder or under the Notes shall be stated to be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of payment of interest or commitment fee, as the case may be; provided, however, that, if such extension would cause payment of interest on or principal of Eurodollar Rate Advances or Canadian BA Rate Advances to be made in the next following calendar month, such payment shall be made on the next preceding Business Day.

(f)            Unless the Administrative Agent shall have received notice from the Borrowers prior to the date on which any payment is due to any Lender Party hereunder that the Borrowers will not make such payment in full, the Administrative Agent may assume that the Borrowers have made such payment in full to the Administrative Agent on such date and the Administrative Agent may, in reliance upon such assumption, cause to be distributed to each such Lender Party on such due date an amount equal to the amount then due such Lender Party.  If and to the extent the Borrowers shall not have so made such payment in full to the Administrative Agent, each such Lender Party shall repay to the Administrative Agent forthwith on demand such amount distributed to such Lender Party together with interest thereon, for each day from the date such amount is distributed to such Lender Party until the date such Lender Party repays such amount to the Administrative Agent, at the Federal Funds Rate.

(g)           Principal, interest, reimbursement obligations, fees, and all other amounts payable under this Agreement and the other Loan Documents to the Secured Parties shall be payable in the currency in which such obligations are denominated.  Unless stated otherwise, all calculations, comparisons, measurements or determinations under this Agreement shall be made in Dollars.  For the purpose of such calculations, comparisons, measurements or determinations, amounts denominated in other currencies shall be converted in the Equivalent Amount of Dollars on the date of calculation, comparison, measurement or determination.

Section 2.13  Taxes.  (a)  Except as otherwise provided herein, any and all payments by any Loan Party to or for the account of any Lender Party or any Agent hereunder or under any other Loan Document shall be made, in accordance with Section 2.12 or the applicable provisions of such other Loan Document, if any, free and clear of and without deduction for (i) any and all present or future taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto, excluding, in the case of each Lender Party and each Agent, (x) taxes, levies, imposts, deductions, charges or withholdings that are imposed on or measured by its overall net income, its capital and franchise taxes or any similar taxes imposed in lieu thereof by any jurisdiction including Canada and the United States or any state, province or political subdivision thereof under the laws of which such Lender Party or such Agent, as the case may be, is organized or in which such Lender Party or such Agent, as the case may be, is resident or, in the case of each Lender Party, such Lender Party’s Applicable Lending Office is located or (y) any branch profit taxes imposed by the United States of America or Canada (all such taxes, levies, imposts, deductions, charges, withholdings (excluding those referred to in (x) and (y) which are referred to as “Excluded Taxes”) being hereinafter referred to as “Taxes”) or (ii) Other Taxes (as defined below).  If any Loan Party shall be required by law to deduct any Taxes from or in respect of any sum payable hereunder or under any other Loan Document to any Lender Party or any Agent, subject to Section 2.13(e) and 2.13(f), (x) the sum payable by such Loan Party shall be increased as may be necessary so that after such Loan Party and the Administrative Agent have made all required deductions (including deductions applicable to additional sums payable under this Section 2.13) such Lender Party or such Agent, as the case may be, receives an amount equal to the sum it would have received had no such deductions been made, (y) such Loan Party shall make all such deductions and (z) such Loan Party shall pay the full amount deducted to the relevant taxing authority or other authority in accordance with applicable law.

(b)           In addition, each Loan Party shall pay any present or future stamp, documentary, excise, property, transfer, goods and services, harmonized sale, intangible, mortgage recording or similar taxes, charges or levies that arise from any payment made by such Loan Party hereunder or under any other Loan Documents or from the execution, delivery or registration of, performance under, or otherwise with respect to, this Agreement or the other Loan Documents (hereinafter referred to as “Other Taxes”).

(c)           Except as otherwise provided herein, the Loan Parties shall indemnify each Lender Party and each Agent for and hold them harmless against the full amount of Taxes and Other Taxes imposed on or paid by such Lender Party or such Agent (as the case may be) and any liability (including penalties, additions to tax, interest and expenses) arising therefrom or with respect thereto and whether or not such Taxes or Other Taxes are correctly or legally imposed or asserted.  This indemnification shall be made within 30 days from the date such Lender Party or such Agent (as the case may be) makes written demand therefor, which written demand shall be conclusive absent manifest error. Notwithstanding anything in this subsection (c) to the contrary, the Loan Parties shall have the right to contest any Taxes or Other Taxes imposed on or paid by such Lender Party or such Agent (as the case may be) and such Lender Party or such Agent (as the case may be) shall provide reasonable cooperation and assistance to the Loan Parties in such contest, provided that:(i) the Lender Party reasonably determines in good faith that it will not suffer any adverse effect as a result thereof, (ii) all costs of such challenge are at the expense of the Loan Party, and (iii) the Loan Party determines in good faith that there is a reasonable basis to prevail in a challenge of such Taxes or Other Taxes.

(d)           Within 45 days after the date of payment of any Taxes, the appropriate Loan Party shall furnish to the Administrative Agent, at its address referred to in Section 10.03, either (i) the original or a certified copy of a receipt evidencing any payment of Taxes, to the extent such a receipt has previously been issued therefor, or (ii) if no such receipt is issued, other written proof of payment thereof that is reasonably satisfactory to the Administrative Agent.

(e)           Each Lender Party organized under the laws of a jurisdiction outside the United States shall, on or prior to the date of its execution and delivery of this Agreement in the case of each Initial Lender Party and on the date of the Assignment and Acceptance pursuant to which it becomes a Lender Party in the case of each other Lender Party, and from time to time thereafter as reasonably requested in writing by the Borrowers (but only so long thereafter as such Lender Party remains lawfully able to do so), provide each of the Administrative Agent and the Borrowers with two original properly completed Internal Revenue Service Forms W-8BEN, W-8IMY or W-8ECI, (in the case of a Lender Party that has certified in writing to the Administrative Agent that it is not (i) a “bank” (within the meaning of Section 881(c)(3)(A) of the Internal Revenue Code), (ii) a 10-percent shareholder (within the meaning of Section 871(h)(3)(B) of the Internal Revenue Code) of any Loan Party or (iii) a controlled foreign corporation related to the Borrowers (within the meaning of Section 864(d)(4) of the Internal Revenue Code), Internal Revenue Service Form W-8BEN,) as appropriate, or any successor or other form prescribed by the Internal Revenue Service, certifying that such Lender Party is exempt from or entitled to a reduced rate of United States withholding tax on payments pursuant to this Agreement or the other Loan Documents or, in the case of a Lender Party that has certified that it is not a “bank” as described above, certifying that such Lender Party is a foreign corporation, partnership, estate or trust.  If the forms provided by a Lender Party at the time such Lender Party first becomes a party to this Agreement indicate a United States interest withholding tax rate in excess of zero, withholding tax at such rate shall be considered excluded from Taxes (and included in Excluded Taxes) unless and until such Lender Party provides the appropriate forms certifying that a lesser rate applies, whereupon withholding tax at such lesser rate only shall be considered excluded from Taxes for periods governed by such forms; provided, however, that if, at the effective date of the Assignment and Acceptance pursuant to which a Lender Party becomes a party to this Agreement, the Lender Party assignor was entitled to payments under subsection (a) of this Section 2.13 in respect of United States withholding tax with respect to interest paid at such date, then, to such extent, the term Taxes shall include (in addition to withholding taxes that may be imposed in the future or other amounts otherwise includable in Taxes) United States withholding tax, if any, applicable with respect to the Lender Party assignee on such date.  If any form or document referred to in this subsection (e) requires the disclosure of information, other than information necessary to compute the tax payable and information required on the date hereof by Internal Revenue Service Form W-8BEN, W-8IMY, W-8ECI or any successor, or the related certificate described above, that the applicable Lender Party reasonably considers to be confidential, such Lender Party shall give notice thereof to the Borrowers and shall not be obligated to include in such form or document such confidential information.

(f)            For any period with respect to which a Lender Party has failed or is unable to provide the Borrowers with the appropriate form, certificate or other document described in subsection (e) above (other than if such failure is due to a change in law, or in the interpretation or application thereof, occurring after the date on which a form, certificate or other document originally was required to be provided or if such form, certificate or other document otherwise is not required under subsection (e) above), such Lender Party shall not be entitled to increased payment or indemnification under subsection (a) or (c) of this Section 2.13 with respect to taxes imposed by the United States by reason of such failure; provided, however, that should a Lender Party become subject to taxes because of its failure to deliver a form, certificate or other document required hereunder, the Loan Parties shall take such steps as such Lender Party shall reasonably request to assist such Lender Party to recover such taxes.

(g)           If any Lender Party determines, in its sole discretion, that it has actually and finally realized by reason of the refund of any Taxes paid or reimbursed by any Loan Party pursuant to subsection (a) or (c) above in respect of payments under the Loan Documents, a current monetary benefit that it would otherwise not have obtained, and that would result in the total payments under this Section 2.13 exceeding the amount needed to make such Lender Party whole, such Lender Party shall pay to the Borrowers or other Loan Party, as the case may be, with reasonable promptness following the date on which it actually realizes such benefit, an amount equal to the lesser of the amount of such benefit or the amount of such excess, net of all out-of-pocket expenses in securing such refund; provided that the Loan Party upon the request of the Lender Party or the Administrative Agent is required to repay the amount to the relevant Lender Party if such refund is subsequently disallowed or denied by such governmental authority.  Nothing herein contained shall interfere with the right of the Administrative Agent or any Lender Party to arrange its affairs in whatever manner it thinks best or require the Lender Party or Administrative Agent to make available its tax returns or any other information with respect to Taxes to the Loan Party or any other Person.

(h)           Anything else in this Section 2.13 to the contrary notwithstanding, no Loan Party shall be required to indemnify any Lender Party under Section 2.13(c) or to pay any additional amounts to such Lender Party under Section 2.13(a) for any Tax that becomes payable by such Lender Party or on account of payments made to such Lender Party hereunder after a change in such Lender’s Applicable Lending Office that would not have been payable if such change had not occurred, unless (x) such Tax is payable by reason of a change in applicable law or regulation that takes effect after such change, or (y) such change was made at the request of a Loan Party.

Section 2.14  Sharing of Payments, Etc.  If any Lender Party shall obtain at any time any payment, whether voluntary, involuntary, through the exercise of any right of set-off, or otherwise (other than pursuant to Section 2.11, 2.12, 10.05 or 10.08), (a) on account of Obligations due and payable to such Lender Party hereunder and under the Notes at such time in excess of its ratable share (according to the proportion of (i) the amount of such Obligations due and payable to such Lender Party at such time (other than pursuant to Section 2.11, 2.12, 10.05 or 10.08) to (ii) the aggregate amount of the Obligations due and payable to all Lender Parties hereunder and under the Notes at such time) of payments on account of the Obligations due and payable to all Lender Parties hereunder and under the Notes at such time obtained by all the Lender Parties at such time or (b) on account of Obligations owing (but not due and payable) to such Lender Party hereunder and under the Notes at such time (other than pursuant to Section 2.11, 2.13, 10.05 or 10.08) in excess of its ratable share (according to the proportion of (i) the amount of such Obligations owing to such Lender Party at such time (other than pursuant to Section 2.11, 2.13, 10.05 or 10.08) to (ii) the aggregate amount of the Obligations owing (but not due and payable) to all Lender Parties hereunder and under the Notes at such time) of payments on account of the Obligations owing (but not due and payable) to all Lender Parties hereunder and under the Notes at such time obtained by all of the Lender Parties at such time, such Lender Party shall forthwith purchase from the other Lender Parties such participations in the Obligations due and payable or owing to them, as the case may be, as shall be necessary to cause such purchasing Lender Party to share the excess payment ratably with each of them; provided, however, that, if all or any portion of such excess payment is thereafter recovered from such purchasing Lender Party, such purchase from each other Lender Party shall be rescinded and such other Lender Party shall repay to the purchasing Lender Party the purchase price to the extent of such Lender Party’s ratable share (according to the proportion of (i) the purchase price paid to such Lender Party to (ii) the aggregate purchase price paid to all Lender Parties) of such recovery together with an amount equal to such Lender Party’s ratable share (according to the proportion of (i) the amount of such other Lender Party’s required repayment to (ii) the total amount so recovered from the purchasing Lender Party) of any interest or other amount paid or payable by the purchasing Lender Party in respect of the total amount so recovered.  The Borrowers agree that any Lender Party so purchasing a participation from another Lender Party pursuant to this Section 2.14 may, to the fullest extent permitted by law, exercise all its rights of payment (including the right of set-off) with respect to such participation as fully as if such Lender Party were the direct creditor of the Borrowers in the amount of such participation.

Section 2.15  Use of Proceeds.  The proceeds of the Term Facility, the Revolving Credit Advances, the Swing Line Advances and the Letters of Credit shall only be utilized (a) to repurchase, directly or indirectly, Accounts subject to the Existing Receivables Facility of approximately $425.0 million, (b) to provide financing for working capital and other general corporate purposes of the Borrowers and their Subsidiaries to the extent permitted by this Agreement, and (c) to pay fees and expenses in connection with such refinancing and the Cases, provided, however, that no amounts shall be paid pursuant to this Section 2.15 for fees and disbursements incurred by any Loan Party in connection with any assertion or prosecution of claims or causes of action against the Agents or any Lender Party, including, without limitation, (A) any objection to, the contesting in any manner of, or the raising of any defenses to, the validity, perfection, priority or enforceability of the Obligations under this Agreement or the Collateral Agent’s Liens upon the Collateral, or (B) any other rights or interest of the Agents or the Lender Parties under the Loan Documents but not including assertions or prosecutions of claims and causes of action arising from an Agent’s or a Lender’s failure to perform hereunder; provided, further, that, the proceeds of the Advances shall be available, and each Borrower agrees that it shall use all such proceeds in a manner consistent with (y) the most recently received forecast delivered pursuant to 5.03(e) and (z) the DIP Projections.

Section 2.16  Defaulting Lenders.  (a)  In the event that, at any time, (i) any Lender Party shall be a Defaulting Lender, (ii) such Defaulting Lender shall owe a Defaulted Advance to the Borrowers and (iii) the Borrowers shall be required to make any payment hereunder or under any other Loan Document to or for the account of such Defaulting Lender, then the Borrowers may, to the fullest extent permitted by applicable law, set off and otherwise apply the Obligation of the Borrowers to make such payment to or for the account of such Defaulting Lender against the obligation of such Defaulting Lender to make such Defaulted Advance.  In the event that, on any date, the Borrowers shall so set off and otherwise apply its obligation to make any such payment against the obligation of such Defaulting Lender to make any such Defaulted Advance on or prior to such date, the amount so set off and otherwise applied by the Borrowers shall constitute for all purposes of this Agreement and the other Loan Documents an Advance by such Defaulting Lender made on the date under the Facility pursuant to which such Defaulted Advance was originally required to have been made pursuant to Section 2.01.  Such Advance shall be considered, for all purposes of this Agreement, to comprise part of the Borrowing in connection with which such Defaulted Advance was originally required to have been made pursuant to Section 2.01, even if the other Advances comprising such Borrowing shall be Eurodollar Rate Advances on the date such Advance is deemed to be made pursuant to this subsection (a).  The Borrowers shall notify the Administrative Agent at any time any Borrower exercises its right of set-off pursuant to this subsection (a) and shall set forth in such notice (A) the name of the Defaulting Lender and the Defaulted Advance required to be made by such Defaulting Lender and (B) the amount set off and otherwise applied in respect of such Defaulted Advance pursuant to this subsection (a).  Any portion of such payment otherwise required to be made by the Borrowers to or for the account of such Defaulting Lender which is paid by the Borrowers, after giving effect to the amount set off and otherwise applied by the Borrowers pursuant to this subsection (a), shall be applied by the Administrative Agent as specified in subsection (b) or (c) of this Section 2.16.

(b)           In the event that, at any time, (i) any Lender Party shall be a Defaulting Lender, (ii) such Defaulting Lender shall owe a Defaulted Amount to the Administrative Agent or any of the other Lender Parties and (iii) the Borrowers shall make any payment hereunder or under any other Loan Document to the Administrative Agent for the account of such Defaulting Lender, then the Administrative Agent may, on its behalf or on behalf of such other Lender Parties and to the fullest extent permitted by applicable law, apply at such time the amount so paid by any Borrower to or for the account of such Defaulting Lender to the payment of each such Defaulted Amount to the extent required to pay such Defaulted Amount.  In the event that the Administrative Agent shall so apply any such amount to the payment of any such Defaulted Amount on any date, the amount so applied by the Administrative Agent shall constitute for all purposes of this Agreement and the other Loan Documents payment, to such extent, of such Defaulted Amount on such date.  Any such amount so applied by the Administrative Agent shall be retained by the Administrative Agent or distributed by the Administrative Agent to such other Lender Parties, ratably in accordance with the respective portions of such Defaulted Amounts payable at such time to the Administrative Agent and such other Lender Parties and, if the amount of such payment made by the Borrowers shall at such time be insufficient to pay all Defaulted Amounts owing at such time to the Administrative Agent and the other Lender Parties, in the following order of priority:

(A)          first, to the Administrative Agent for any Defaulted Amount then owing to the Administrative Agent in its capacity as Administrative Agent; and

(B)           second, to the Issuing Banks and the Swing Line Lender for any Defaulted Amounts then owing to them, in their capacities as such, ratably in accordance with such respective Defaulted Amounts then owing to the Issuing Banks and the Swing Line Lender; and

(C)           third, to any other Lender Parties for any Defaulted Amounts then owing to such other Lender Parties, ratably in accordance with such respective Defaulted Amounts then owing to such other Lender Parties.

Any portion of such amount paid by the Borrowers for the account of such Defaulting Lender remaining, after giving effect to the amount applied by the Administrative Agent pursuant to this subsection (b), shall be applied by the Administrative Agent as specified in subsection (c) of this Section 2.16.

(c)           In the event that, at any time, (i) any Lender Party shall be a Defaulting Lender, (ii) such Defaulting Lender shall not owe a Defaulted Advance or a Defaulted Amount and (iii) the Borrowers, the Administrative Agent or any other Lender Party shall be required to pay or distribute any amount hereunder or under any other Loan Document to or for the account of such Defaulting Lender, then the Borrowers or such other Lender Party shall pay such amount to the Administrative Agent to be held by the Administrative Agent, to the fullest extent permitted by applicable law, in escrow or the Administrative Agent shall, to the fullest extent permitted by applicable law, hold in escrow such amount otherwise held by it.  Any funds held by the Administrative Agent in escrow under this subsection (c) shall be deposited by the Administrative Agent in an account with Credit Suisse, in the name and under the control of the Administrative Agent, but subject to the provisions of this subsection (c).  The terms applicable to such account, including the rate of interest payable with respect to the credit balance of such account from time to time, shall be Credit Suisse’s standard terms applicable to escrow accounts maintained with it.  Any interest credited to such account from time to time shall be held by the Administrative Agent in escrow under, and applied by the Administrative Agent from time to time in accordance with the provisions of, this subsection (c).  The Administrative Agent shall, to the fullest extent permitted by applicable law, apply all funds so held in escrow from time to time to the extent necessary to make any Advances required to be made by such Defaulting Lender and to pay any amount payable by such Defaulting Lender hereunder and under the other Loan Documents to the Administrative Agent or any other Lender Party, as and when such Advances or amounts are required to be made or paid and, if the amount so held in escrow shall at any time be insufficient to make and pay all such Advances and amounts required to be made or paid at such time, in the following order of priority:

(A)          first, to the Administrative Agent for any amount then due and payable by such Defaulting Lender to the Administrative Agent hereunder in its capacity as Administrative Agent;

(B)           second, to the Issuing Banks and the Swing Line Lender for any amounts then due and payable to them hereunder, in their capacities as such, by such Defaulting Lender, ratably in accordance with such respective amounts then due and payable to the Issuing Banks and the Swing Line Lender;

(C)           third, to any other Lender Parties for any amount then due and payable by such Defaulting Lender to such other Lender Parties hereunder, ratably in accordance with such respective amounts then due and payable to such other Lender Parties; and

(D)          fourth, to the Borrowers for any Advance then required to be made by such Defaulting Lender pursuant to a Commitment of such Defaulting Lender.

In the event that any Lender Party that is a Defaulting Lender shall, at any time, cease to be a Defaulting Lender, any funds held by the Administrative Agent in escrow at such time with respect to such Lender Party shall be distributed by the Administrative Agent to such Lender Party and applied by such Lender Party to the Obligations owing to such Lender Party at such time under this Agreement and the other Loan Documents ratably in accordance with the respective amounts of such Obligations outstanding at such time.

(d)           The rights and remedies against a Defaulting Lender under this Section 2.16 are in addition to other rights and remedies that the Borrowers may have against such Defaulting Lender with respect to any Defaulted Advance and that the Administrative Agent or any Lender Party may have against such Defaulting Lender with respect to any Defaulted Amount.

Section 2.17  Evidence of Debt.  (a)  The Advances made by each Lender shall be evidenced by one or more accounts or records maintained by such Lender and by the Administrative Agent in the ordinary course of business.  The accounts or records maintained by the Administrative Agent and each Lender shall be conclusive absent manifest error of the amount of the Advances made by the Lenders to the Borrowers and the interest and payments thereon.  Any failure to so record or any error in doing so shall not, however, limit or otherwise affect the obligation of the Borrowers hereunder to pay any amount owing with respect to the Obligations.  In the event of any conflict between the accounts and records maintained by any Lender and the accounts and records of the Administrative Agent in respect of such matters, the accounts and records of the Administrative Agent shall control in the absence of manifest error.  Upon the request of any Lender made through the Administrative Agent, the Borrowers shall execute and deliver to such Lender (through the Administrative Agent) a Note, which shall evidence such Lender’s Advances in addition to such accounts or records.  Each Lender may attach schedules to its Note and endorse thereon the date, amount and maturity of its Advances and payments with respect thereto.

(b)           In addition to the accounts and records referred to in subsection (a), each Lender and the Administrative Agent shall maintain in accordance with its usual practice accounts or records evidencing the purchases and sales by such Lender of participations in Letters of Credit.  In the event of any conflict between the accounts and records maintained by the Administrative Agent and the accounts and records of any Lender in respect of such matters, the accounts and records of the Administrative Agent shall control in the absence of manifest error.

Section 2.18  Priority and Liens.  Subject to the limitations and exclusions set forth in Section 9.01(d)(iii) hereof, each Chapter 11 Debtor hereby covenants, represents and warrants that, upon entry of the Interim Order or the Final Order (as applicable), the Obligations of each such Chapter 11 Debtor under the Loan Documents and the Interim Order (or the Final Order, as applicable):  (a) pursuant to Section 364(c)(1) of the Bankruptcy Code, shall at all times constitute allowed Superpriority Claims; (b) pursuant to Section 364(c)(2) of the Bankruptcy Code, shall at all times be secured by a perfected first priority Lien on, and security interest in, all present and after-acquired property of the Chapter 11 Debtors not subject to a valid, perfected and non-avoidable lien or security interest in existence on the Petition Date or to a valid lien in existence on the Petition Date that is perfected subsequent to the Petition Date as permitted by Section 546(b) of the Bankruptcy Code; (c) pursuant to Section 364(c)(3) of the Bankruptcy Code, shall at all times be secured by a perfected junior Lien on, and security interest in, all present and after-acquired property of the Chapter 11 Debtors that is subject to a valid, perfected and non-avoidable lien or security interest in existence on the Petition Date or to a valid lien in existence on the Petition Date that is perfected subsequent to the Petition Date as permitted by Section 546(b) of the Bankruptcy Code, subject and subordinate in each case with respect to clauses (a), (b) and (c) above, only to, in the event of the occurrence and during the continuance of an Event of Default, the Carve-Out and excluding any Avoidance Actions under the Bankruptcy Code (but including the proceeds therefrom as provided for in the Interim Order (or the Final Order, as applicable).  Except for the Carve-Out having priority over the Obligations, the Superpriority Claims shall at all times be senior to the rights of each Chapter 11 Debtor, any Chapter 11 trustee and, subject to section 726 of the Bankruptcy Code, any Chapter 7 trustee, or any other creditor (including, without limitation, post-petition counterparties and other post-petition creditors) in the Bankruptcy Cases or any subsequent proceedings under the Bankruptcy Code, including, without limitation, any Chapter 7 cases if any of the Bankruptcy Cases are converted to cases under Chapter 7 of the Bankruptcy Code.

Subject to the limitations and exclusions set forth in Section 9.01(d)(iii) hereof, each CCAA Debtor hereby covenants, represents and warrants that, upon entry of the CCAA Initial Order, the Obligations of such CCAA Debtor under the Loan Documents shall be secured by a first ranking Lien against all Collateral of the CCAA Debtors, subject only to Permitted Liens.

Section 2.19  Payment of Obligations.  Subject to the provisions of Section 6.01 and the DIP Financing Orders, upon the maturity (whether by acceleration or otherwise) of any of the Obligations under this Agreement or any of the other Loan Documents of the Borrowers and the Guarantors, the Lender Parties shall be entitled to immediate payment of such Obligations without further application to or order of the US Bankruptcy Court or the Canadian Bankruptcy Court.

Section 2.20  No Discharge: Survival of Claims.  Each Chapter 11 Debtor agrees that (i) its obligations hereunder shall not be discharged by the entry of an order confirming any Reorganization Plan (and each Borrower and each Chapter 11 Debtor, pursuant to Section 1141(d)(4) of the Bankruptcy Code hereby waives any such discharge), (ii) the Superpriority Claim or charge granted to the Administrative Agent and the Lender Parties pursuant to the DIP Financing Orders and described in Section 2.18 and the Liens granted to the Administrative Agent and the Lender Parties pursuant to the DIP Financing Orders and described in Section 2.18 shall not be affected in any manner by the entry of any order by the US Bankruptcy Court or the Canadian Bankruptcy Court, including an order confirming any Reorganization Plan, and (iii) notwithstanding the terms of any Reorganization Plan, its Obligations hereunder and under each other Loan Document shall be repaid in full in accordance with the terms hereof and the terms of each other Loan Document, the Interim Order, and the Final Orders.

Section 2.21  Replacement of Certain Lenders.  In the event a Lender (an “Affected Lender”) shall have (a) become a Defaulting Lender under Section 2.16, (b) requested compensation from the Borrowers under Section 2.13 with respect to Taxes or Other Taxes or with respect to increased costs or capital or under Section 2.11 or other additional costs incurred by such Lender which, in any case, are not being incurred generally by the other Lenders, or (c) delivered a notice pursuant to Section 2.11(d) claiming that such Lender is unable to extend Eurodollar Rate Advances to the Borrowers for reasons not generally applicable to the other Lenders, or (d) failed to consent to any proposed amendment or waiver with respect to this Agreement or the other Loan Documents requiring the consent of all the Lenders or the Supermajority Revolving Credit Lenders as to which the Required Lenders have provided consent, then, in any such case, the Borrowers or the Administrative Agent may make written demand on such Affected Lender (with a copy to the Administrative Agent in the case of a demand by the Borrowers and a copy to the Borrowers in the case of a demand by the Administrative Agent) for the Affected Lender to assign, and such Affected Lender shall use commercially reasonable efforts to assign pursuant to one or more duly executed Assignments and Acceptances 5 Business Days after the date of such demand, to one or more financial institutions that comply with the provisions of Section 10.08 which the Borrowers or the Administrative Agent, as the case may be, shall have engaged for such purpose (a “Replacement Lender”), all of such Affected Lender’s rights and obligations under this Agreement and the other Loan Documents (including, without limitation, its Commitment, all Advances owing to it, all of its participation interests in existing Letters of Credit, and its obligation to participate in additional Letters of Credit hereunder) in accordance with Section 10.08.  The Administrative Agent is authorized to execute one or more of such Assignment and Acceptances as attorney-in-fact for any Affected Lender failing to execute and deliver the same within 5 Business Days after the date of such demand.  Further, with respect to such assignment, the Affected Lender shall have concurrently received, in cash, all amounts due and owing to the Affected Lender hereunder or under any other Loan Document; provided that upon such Affected Lender’s replacement, such Affected Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.10 and 10.05, as well as to any fees accrued for its account hereunder and not yet paid, and shall continue to be obligated under Section 7.07 with respect to losses, obligations, liabilities, damages, penalties, actions, judgments, costs, expenses or disbursements for matters which occurred prior to the date the Affected Lender is replaced.

Section 2.22  Currency Indemnity.  (a) If, for the purposes of obtaining judgment in any court in any jurisdiction with respect to this Agreement or any other Loan Document, it becomes necessary to convert into a particular currency (the “Judgment Currency”) any amount due under this Agreement or under any other Loan Document in any currency other than the Judgment Currency (the “Currency Due”), then conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which judgment is given.  For this purpose “rate of exchange” means the rate at which the Administrative Agent is able, on the relevant date, to purchase the Currency Due with the Judgment Currency in accordance with its normal practice at its head office in Toronto, Ontario, or New York, New York.  In the event that there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given and the date of receipt by the Administrative Agent of the amount due, the Borrowers will, on the date of receipt by the Administrative Agent, pay such additional amounts, if any, or be entitled to receive reimbursement of such amount, if any, as may be necessary to ensure that the amount received by the Administrative Agent on such date is the amount in the Judgment Currency which when converted at the rate of exchange prevailing on the date of receipt by the Administrative Agent is the amount then due under this Agreement or such other Loan Document in the Currency Due.  If the amount of the Currency Due which the Administrative Agent is so able to purchase is less than the amount of the Currency Due originally due to it, the Borrowers shall indemnify and save the Administrative Agent and the Lenders harmless from and against all loss or damage arising as a result of such deficiency.  This indemnity shall constitute an obligation separate and independent from the other obligations contained in this Agreement and the other Loan Documents, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by the Administrative Agent from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due under this Agreement or any other Loan Document or under any judgment or order.

ARTICLE III

CONDITIONS TO EFFECTIVENESS

Section 3.01  Conditions Precedent to Effectiveness and Interim Availability.  The effectiveness of this Agreement, the obligation of the Term Lenders to make Term Advances, the obligation of the Revolving Credit Lenders to make Revolving Credit Advances up to the Revolving Credit Maximum Amount then in effect, the obligation of the Initial Swing Line Lender to make the initial Swing Line Advance and the obligation of any Initial Issuing Bank to issue the initial Letters of Credit are, in each case, subject to the satisfaction of the following conditions precedent:

(a)           The Administrative Agent shall have received on or before the Effective Date the following, each dated such day (unless otherwise specified), in form and substance reasonably satisfactory to the Initial Lenders (unless otherwise specified) and (except for the Notes) in sufficient copies for each Initial Lender:

(i)            The Notes payable to the order of the Lenders to the extent requested in accordance with Section 2.17(a).

(ii)           Certified copies of the resolutions of the Boards of Directors of each Borrower and each North American Guarantor approving the execution and delivery of this Agreement, and of all documents evidencing other necessary constitutive action and, if any, required governmental and the third party approvals and consents, if any (including, without limitation, receipt of each third party approval and consent referred to on Schedule 4.01(f)), with respect to this Agreement and each other Loan Document other than any approval required and granted pursuant to the Interim Order and CCAA Initial Order.

(iii)          A copy of the charter or other constitutive document of each Borrower and each North American Guarantor and each amendment thereto, certified as of a recent date, by the Secretary of State of the jurisdiction of its incorporation or organization, as the case may be, thereof as being a true, correct and complete copy thereof.

(iv)          A certificate and/or certificates of each Borrower and each North American Guarantor signed on behalf of such Borrower and such North American Guarantor, respectively, by its President, Chief Executive Officer or Chief Financial Officer and its Secretary or any Assistant Secretary, dated the Effective Date (the statements made in which certificate shall be true on and as of the Effective Date), certifying as to (A) the accuracy and completeness of the charter of such Borrower or such North American Guarantor and the absence of any changes thereto; (B) the accuracy and completeness of the bylaws or equivalent governing documents of such Borrower or such North American Guarantor as in effect on the date on which the resolutions of the board of directors (or persons performing similar functions) of such Person referred to in Section 3.01(a)(ii) were adopted and the absence of any changes thereto (a copy of which shall be attached to such certificate); (C) the good standing (or equivalent) of each North American Guarantor (and attaching a certificate of good standing (or equivalent, if applicable) certified as of a recent date, by the Secretary of State of the jurisdiction of its incorporation or organization, as the case may be (or equivalent governmental authority, as applicable), (D) the absence of any proceeding known to be pending for the dissolution, liquidation or other termination of the existence of any Borrower or any

North American Guarantor; (E) the accuracy in all material respects of the representations and warranties made by any Borrower or such North American Guarantor in the Loan Documents to which it is or is to be a party as though made on and as of the Effective Date, before and after giving effect to all of the Borrowings and the issuance of all of the Letters of Credit to be made on such date, to the application of proceeds, if any, therefrom, and to the consummation of the transactions contemplated hereby; (F) the absence of any event occurring and continuing, or resulting from any of the Borrowings or the issuance of any of the Letters of Credit to be made on the Effective Date or the application of proceeds, if any, therefrom or any other transactions contemplated hereby, that would constitute a Default or Event of Default, (G) (in a certificate executed by the President, Chief Executive Officer or Chief Financial Officer) the aggregate value of the Subsidiaries of the Parent that are not filing cases as debtor and debtor-in-possession under the Bankruptcy Code in the US Bankruptcy Court and as debtor company under the CCAA in the Canadian Bankruptcy Court does not exceed 5% of the consolidated EBITDAR of the Parent’s North American operations or 5% of the assets of the Parent’s aggregate North American assets, and (H) (in a certificate executed by the President, Chief Executive Officer or Chief Financial Officer) the North American Guarantors hereunder constitute all of the Guarantor Coverage Subsidiaries organized in North America as of the Effective Date.

(v)           A certificate of the Secretary or an Assistant Secretary of each Borrower and each North American Guarantor certifying the names and true signatures of the officers of such Borrower and such North American Guarantor, respectively, authorized to sign this Agreement and the other documents to be delivered hereunder.

(vi)          The following:

(A) such certificates representing the Initial Pledged Equity of entities referred to on Schedule IV hereto, accompanied by undated stock powers, duly executed in blank, and such instruments evidencing the Initial Pledged Debt referred to on Schedule V hereto, duly indorsed in blank, as the Chapter 11 Debtors may be able to deliver using their reasonable best efforts, in each case other than such certificates or instruments which have been previously pledged pursuant to the RBC Facility Loan Documents and which are so pledged as of the Effective Date,

(B) proper financing statements (Form UCC-1 or a comparable form) and equivalent registration statements under the UCC or the PPSA of all jurisdictions that the Initial Lenders may deem necessary or desirable in order to perfect and protect the liens and security interest created or purported to be created under Article IX hereof, covering the Collateral described in Article IX hereof, in each case completed in a manner reasonably satisfactory to the Lender Parties, and

(C) evidence of insurance (together with a customary insurance broker’s letter) as reasonably requested by the Initial Lenders, which shall include, without limitation, evidence that such insurance policies (i) name the Loan Parties and the Collateral Agent as insured parties thereunder (without any representation or warranty by or obligation upon the Collateral Agent) as their interests may appear, (ii) contain the agreement by the insurer that any loss thereunder shall be payable to the Collateral Agent notwithstanding any action, inaction or breach of representation or warranty by such Loan Party, (iii) provide that there shall be no recourse against the Collateral Agent for payment of premiums or other amounts with respect thereto and (iv) provide that at least 10 days’ prior written notice of cancellation or of lapse shall be given to the Collateral Agent by the insurer.

(vii)         The Collateral Documents, in each case executed and delivered by a duly authorized officer of each party thereto.

(viii)        (A) An intellectual property security agreement in substantially the form of Exhibit G-1 (as amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Intellectual Property Security Agreement”), duly executed by each Chapter 11 Debtor, together with evidence that all actions that the Initial Lenders may deem reasonably necessary or desirable in order to perfect and protect the first priority liens and security interests created under the Intellectual Property Security Agreement have been taken or will be taken in accordance with the terms of the Loan Documents; (B) each Pledge Agreement, duly executed by each CCAA Debtor party thereto and the Administrative Agent, together with evidence that all actions that the Initial Lenders may deem reasonably necessary or desirable in order to perfect and protect the first priority liens and security interests created under each such Pledge Agreement have been taken or will be taken in accordance with the terms of the Loan Documents; (C) this Agreement, duly executed by each Loan Party party hereto and each other party hereto; and (D) this Agreement duly executed by each other Guarantor, provided that no Subsidiary that is not a Guaranty Coverage Subsidiary shall be required to deliver a guaranty hereunder; provided further that, in each case set forth in clauses (A) through (C) above, each such document shall be in full force and effect.

(ix)           A Thirteen Week Forecast detailing the Borrower’s anticipated cash receipts and disbursements reasonably satisfactory in form and substance to the Initial Lenders.

(x)            A Notice of Borrowing for any Borrowing to be made, and/or one or more Letter of Credit Applications for each Letter of Credit to be issued, on the Effective Date.

(xi)           A favorable opinion of (A) Arnold & Porter LLP, counsel to the Loan Parties, in substantially the form of Exhibit D-1 hereto, and addressing such other matters as the Initial Lenders may reasonably request, (B) Ogilvy Renault LLP, Canadian counsel to the Loan Parties in Ontario and Quebec, in substantially the form of Exhibit D-2 hereto, and addressing such other matters as the Initial Lenders may reasonably request, (C) Clark Wilson LLP, Canadian counsel in British Columbia to the Loan Parties, in substantially the form of Exhibit D-3 hereto, and addressing such other matters as the Initial Lenders may reasonably request, (D) Fraser Milner Casgrain LLP, Canadian counsel in Alberta to the Loan Parties, in substantially the form of Exhibit D-4 hereto, and addressing such other matters as the Initial Lenders may reasonably request, and (E) Stewart McKelvey, Canadian counsel in Nova Scotia to the Loan Parties, in substantially the form of Exhibit D-5 hereto, and addressing such other matters as the Initial Lenders may reasonably request; provided that such opinions shall be limited to Delaware, New York and Canadian law.

(xii)          Québec Mortgages.  Deeds of hypothec covering the properties listed on Schedule 3.01(a)(xii) (together with the charge over Leases and Rents referred to therein,

in each case as amended, the “Quebec Mortgages”), duly executed by the appropriate Loan Party, together with:

                (A)          evidence that counterparts of the Quebec Mortgages have been duly executed and delivered in form suitable for filing or recording, in all filing or recording offices that the Lead Arrangers may deem necessary or desirable in order to create a valid first and subsisting Lien (except for Permitted Liens) on the property described therein in favor of the Collateral Agent for the benefit of the Secured Parties and that all filing and recording taxes and fees have been paid,

                (B)           fully paid title insurance policies (paid with the proceeds of the initial Advance hereunder) with First Canadian Title Insurance (the “Mortgage Policies”) in form and substance, with endorsements and in amount acceptable to the Lead Arrangers, issued, coinsured and reinsured by title insurers acceptable to the Lead Arrangers, insuring the Quebec Mortgages to be valid first and subsisting Liens on the property described therein, free and clear of all defects (including, but not limited to, mechanics’ and materialmen’s Liens or other legal hypothecs) and encumbrances, excepting only Permitted Liens, and providing for such other affirmative insurance (including endorsements for future advances under the Loan Documents and for mechanics’ and materialmen’s Liens) and such coinsurance and direct access reinsurance as the Lead Arrangers may deem necessary or desirable,

                (C)           evidence of the insurance required hereunder.

(b)           Interim Order and the CCAA Initial Order.  At the time of the Initial Extension of Credit, (i) the US Bankruptcy Court shall have entered the Interim Order and (ii) the Canadian Bankruptcy Court shall have entered the CCAA Initial Order, each order approving the Loan Documents and the extensions of credit in an amount not to exceed $750.0 million and granting the Superpriority Claim status in the Bankruptcy Cases and the DIP Lenders’ Charge in the CCAA Cases and the Liens described in Section 2.18, and such orders shall be in full force and effect and shall not have been vacated, reversed, modified, amended or stayed and shall not be subject to a pending appeal or motion for leave to appeal or other proceeding to set aside any such order or challenge the jurisdiction of the Canadian Bankruptcy Court to grant relief to any of the CCAA Debtors or to the jurisdiction of the US Bankruptcy Court to grant relief to any of the Chapter 11 Debtors in the Bankruptcy Cases, absent prior written consent of the Agents, the Lenders and the Borrowers.

(c)           First Day Orders.  All of the First Day Orders entered by the US Bankruptcy Court or the Canadian Bankruptcy Court, as applicable, to the extent entered at the time of commencement of the Bankruptcy Cases and the CCAA Cases, as applicable, shall be in form and substance reasonably satisfactory to the Lead Arrangers.

(d)           Payment of Fees and Expenses.  The Borrowers shall have paid all accrued fees and expenses of the Lead Arrangers, the Administrative Agent and the Initial Lenders including all out-of-pocket expenses for which invoices have been presented (including reasonable fees, disbursements and other charges of counsel and other advisors to the Administrative Agent and the Lead Arrangers on the Effective Date).  All such amounts shall be paid substantially simultaneously with the initial funding with proceeds of Advances made on the Effective Date and will be reflected in the funding instructions given by the Borrowers to the Administrative Agent and the Collateral Agent on or before the Effective Date.

(e)           Patriot Act; AML Legislation.  The Lenders shall have received, to the extent requested, on or before the date which is two (2) Business Days prior to the Effective Date, all documentation and other information required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations including the Patriot Act and AML Legislation.

(f)            Delivery of Financials.  Delivery of balance sheets, income statements, pro forma statements, projections, and other financial statements in form and substance satisfactory to the Lead Arrangers.

(g)           Security Interests; Lien Searches.  The Administrative Agent (i) shall have a perfected security interest for the benefit of the Secured Parties in the Collateral (free and clear of all liens other than Permitted Liens) of the Chapter 11 Debtors and the CCAA Debtors with the priority set forth in Section 2.18; (ii) shall have received satisfactory results of lien and judgment searches in each of the jurisdictions where the Chapter 11 Debtors and the CCAA Debtors are organized and where assets of the Chapter 11 Debtors and the CCAA Debtors are located, and such search shall reveal no liens or encumbrances on any of the assets of the Chapter 11 Debtors and the CCAA Debtors except for liens and encumbrances permitted by Section 5.02(a) or discharged on or prior to the Effective Date pursuant to documentation reasonably satisfactory to the Lead Arrangers; and (iii) shall have received evidence that all other action that the Administrative Agent may deem necessary or desirable in order to perfect and protect the first priority liens and security interests created under Article IX of this Agreement has been taken (including, without limitation, receipt of duly executed pay-off letters, UCC-3 termination statements (or equivalent thereof) and landlords’ and bailees’ waiver and consent agreements).

(h)           [Intentionally omitted].

(i)            Loan Documents.  The Administrative Agent shall have received this Agreement and each of the Loan Documents (other than Secured Hedge Agreements), each executed and delivered by a duly authorized officer of each Loan Party; provided that no guaranty shall be required to be delivered prior to or on the Effective Date that is not required pursuant to the Guaranty Coverage Subsidiary test, insofar as it applies to North American Subsidiaries.

(j)            Receivables.  The Administrative Agent shall have received satisfactory evidence that the Company will acquire on the Effective Date, free and clear of all Liens, security interests and other interests in property including, without limitation, any Liens, security interests or other interests in property of the Prepetition Secured Lenders, all Accounts sold, assigned and transferred to Quebecor World Finance Inc. pursuant to the Existing Receivables Facility.

(k)           Assignment and Payoff Letter.  The Administrative Agent shall have received a duly executed assignment and payoff letter from ABN AMRO Bank N.V., as agent for the purchasers, under the Existing Receivables Facility, in form and substance satisfactory to the Administrative Agent, which shall, among other things, authorize the Administrative Agent to file UCC-3 termination statements with respect to the Existing Receivables Facility.

(l)            Miscellaneous.  The Administrative Agent shall have received the DIP Projections and such other documents, instruments, approvals, certificates and information as it shall reasonably request.

Section 3.02  Conditions Precedent to Each Borrowing and Each Issuance of a Letter of Credit.  Each of (a) the obligation of each Appropriate Lender to make an Advance (other than a Letter of

Credit Advance to be made by the Issuing Banks or a Lender pursuant to Section 2.03(c) and as set forth in Section 2.02(b) with respect to the Swing Line Advances made by a Lender) on the occasion of each Borrowing, and (b) the obligation of the Issuing Banks to issue a Letter of Credit (including the initial issuance of a Letter of Credit hereunder) or to renew a Letter of Credit, shall be subject to the further conditions precedent that on the date of such Borrowing, issuance or renewal the following statements shall be true (and each of the giving of the applicable Notice of Borrowing or Letter of Credit Application and the acceptance by any Borrower of the proceeds of such Borrowing or the issuance or renewal of such Letter of Credit and the right of the Borrower to request a Swing Line Borrowing, as the case may be, shall constitute a representation and warranty by each Borrower that both on the date of such notice and on the date of such Borrowing, issuance or renewal such statements are true):

(a)           the representations and warranties contained in each Loan Document are correct in all material respects on and as of such date, before and after giving effect to such Borrowing, issuance or renewal and to the application of the proceeds therefrom, as though made on and as of such date, other than any such representations or warranties that, by their terms, refer to a specific date other than the date of such Borrowing, issuance or renewal, in which case as of such specific date;

(b)           no event has occurred and is continuing, or would result from such Borrowing, issuance or renewal or from the application of the proceeds, if any, therefrom, that constitutes a Default or Event of Default;

(c)           the Interim Order and CCAA Initial Order are in full force and effect and have not been vacated, reversed, modified, amended or stayed in any respect without the prior written consent of the Lead Arrangers, provided that at the time of the making of any Advance or the issuance of any Letter of Credit the amount of either of which, when added to the sum of the aggregate Advances outstanding and the aggregate L/C Available Amount of all Letters of Credit then outstanding, would exceed the amount authorized by the Interim Order (collectively, the “Additional Credit”), the Administrative Agent and each of the Lenders shall have received a copy of the Final US Bankruptcy Order, which, in any event, shall have been entered by the US Bankruptcy Court no later than 45 days after entry of the Interim Order and at the time of the extension of any Additional Credit the Final Orders shall be in full force and effect, shall authorize extensions of credit in respect of the Revolving Credit Facility and the Swing Line Facility in the aggregate amount up to the Revolving Credit Maximum Amount and in respect of the Term Facility in the amount up to $600.0 million, and shall not have been vacated, reversed, modified, amended or stayed in any respect; and if either the Interim Order, CCAA Initial Order or the Final US Bankruptcy Order is the subject of a pending appeal in any respect, none of the making of Advances, the issuance of any Letter of Credit, the grant of Liens and Superpriority Claims pursuant to the DIP Financing Orders or the performance by the Borrowers or the Guarantors of any of their respective obligations under any of the Loan Documents shall be the subject of a presently effective stay pending appeal.

Section 3.03  Conditions Precedent to Final Availability.  Following the Effective Date, and in order for the Revolving Credit Maximum Amount to be increased beyond $150 million, each of (a) the obligation of each Appropriate Lender to make an Advance (other than a Letter of Credit Advance to be made by the Issuing Banks or a Lender pursuant to Section 2.03(c) and as set forth in Section 2.02(b) with respect to the Swing Line Advances made by a Lender) on the occasion of each Borrowing, and (b) the obligation of the Issuing Banks to issue a Letter of Credit (including the initial issuance of a Letter of Credit hereunder) or to renew a Letter of Credit, shall be subject to the further conditions precedent that on the date of such Borrowing, issuance or renewal the following statements shall be true (and each of the giving of the applicable Notice of Borrowing or Letter of Credit Application and the acceptance by any

Borrower of the proceeds of such Borrowing or the issuance or renewal of such Letter of Credit and the right of the Borrower to request a Swing Line Borrowing, as the case may be, shall constitute a representation and warranty by each Borrower that both on the date of such notice and on the date of such Borrowing, issuance or renewal such statements are true):

(a)           The Administrative Agent shall have received a Notice of Borrowing with respect to such Borrowing as required by Section 2.02.

(b)           Within 45 days following the entry of the Interim Order, the Final US Bankruptcy Order shall have been entered by the US Bankruptcy Court and the CCAA Initial Order shall have been entered by the Canadian Bankruptcy Court and shall be in full force and effect and shall not have been stayed, reversed, modified or amended in any respect without the prior written consent of the Initial Lenders.

(c)           The Borrowers shall have furnished to the Administrative Agent (i) the DIP Projections, which shall be reasonably satisfactory to the Administrative Agent and the Initial Lenders and (ii) the audited Consolidated balance sheet of the Borrowers and their respective Subsidiaries as at December 31, 2006, and the related audited Consolidated statements of income and cash flows of the Borrowers and their respective Subsidiaries for the Fiscal Year then ended, each in form and substance reasonably satisfactory to the Initial Lenders.

(d)           The Borrowers shall have paid to the Administrative Agent and the Lead Arrangers the then unpaid balance of all accrued and unpaid fees of the Administrative Agent and the Lead Arrangers, and the reasonable fees and out-of-pocket expenses of counsel to the Administrative Agent and the Lead Arrangers as to which invoices have been issued.

(e)           No Borrowing Base Deficiency will exist after giving effect to such Borrowing, issuance or renewal and to the application of the proceeds therefrom.

(f)            The Lenders shall have received the Borrowing Base Certificate most recently required to be delivered pursuant to Section 5.01(s), the calculations contained in which shall be reasonably satisfactory to the Administrative Agent.

(g)           The Lenders shall have received a field audit of Accounts and Inventory of the Loan Parties and a third-party appraisal of Inventory of the Loan Parties, which, in each case, shall be reasonably satisfactory to the Administrative Agent.

(h)           The Collateral Agent and each Agent shall be satisfied in its reasonable discretion with the cash management system of the Loan Parties.

(i)            The conditions set forth in Sections 3.01 and 3.02 shall have been satisfied.

Section 3.04  Determinations Under Sections 3.01 and 3.03.  For purposes of determining compliance with the conditions specified in Sections 3.01 and 3.03, each Lender Party shall be deemed to have consented to, approved or accepted or to be satisfied with each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to the Lender Parties unless an officer of the Administrative Agent responsible for the transactions contemplated by the Loan Documents shall have received notice from such Lender Party prior to the Effective Date specifying its objection thereto, and if a Borrowing occurs on the Effective Date, such Lender Party shall not have made available to the Administrative Agent such Lender Party’s ratable portion of such Borrowing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

Section 4.01  Representations and Warranties of the Loan Parties.  Each Loan Party represents and warrants as follows:

(a)           Organization; Qualification; Authority.  Each of the Borrowers and their respective Subsidiaries (i) is a corporation, partnership, limited liability company or other organization duly organized, validly existing and in good standing (or to the extent such concept is applicable to a non-United States or non-Canadian entity, the functional equivalent thereof) under the laws of the jurisdiction of its incorporation or formation except where the failure to be in good standing (or the functional equivalent), individually or in the aggregate, would not have a Material Adverse Effect, (ii) is duly qualified as a foreign corporation (or other entity) and in good standing (or the functional equivalent thereof, if applicable) in each other jurisdiction in which it owns or leases property or in which the conduct of its business requires it to so qualify or be licensed, except where the failure to so qualify or be licensed and in good standing (or the functional equivalent thereof, if applicable), individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, and (iii) subject to the entry of the Interim Order by the US Bankruptcy Court and the CCAA Initial Order by the Canadian Bankruptcy Court, has all requisite power and authority (including, without limitation, all governmental licenses, permits and other approvals) to own or lease and operate its properties and to carry on its business as now conducted and as proposed to be conducted.

(b)           Capital Stock.  As of the Effective Date, all of the outstanding capital stock of each Loan Party (other than any Borrower) has been validly issued, is fully paid and non-assessable and is owned by the Persons listed on Schedule 4.01 hereto in the percentages specified on Schedule 4.01 hereto free and clear of all Liens, except those created under the Collateral Documents or otherwise permitted under Section 5.02(a) hereof.

(c)           Properties.  As of the Effective Date, each of the Loan Parties has good and marketable title (subject only to Permitted Liens) to the properties shown to be owned by the Loan Parties on the Borrowers’ balance sheet as of September 30, 2007.  Each of the Loan Parties owns and has on the date hereof good and marketable title or subsisting leasehold interest subject to Permitted Liens to, and enjoys on the date hereof peaceful and undisturbed possession of, all such material properties that are necessary for the operation and conduct of its business.  There are no Liens of any nature whatsoever on any assets of any Loan Party other than:  (i) Liens granted pursuant to the DIP Financing Orders and this Agreement; (ii) other Liens in existence on the Petition Date as reflected on Schedule 4.01(c); (iii) other Permitted Liens; and (iv) Liens for current unpaid property taxes in an aggregate amount not in excess of $3,000,000.  Schedule 4.01(c) hereto is a complete and correct list of all Liens in existence as of the Effective Date with respect to any Loan Party.  No Loan Party is party to any contract, agreement, lease or instrument entered into on or after the Petition Date the performance of which, either unconditionally or upon the happening of an event, will result in or require the creation of a Lien that is not a Permitted Lien on any assets of such Loan Party in violation of this Agreement.

(d)           Subsidiaries.  Set forth on Schedule 4.01 hereto is a complete and accurate list of all Subsidiaries of each Borrower, showing as of the Effective Date (as to each such Subsidiary) the jurisdiction of its incorporation or organization, as the case may be, and the percentage of the Equity Interests owned (directly or indirectly) by each such Borrower or its respective Subsidiaries, and, in addition with respect to each Loan Party, such Loan Party’s exact legal name, location, chief executive office, type of organization and organizational identification number.

(e)           Upon the entry of the applicable DIP Financing Order, the execution, delivery and performance by each Loan Party of this Agreement, the Notes and each other Loan Document to which it is or is to be a party, and the consummation of each aspect of the transactions contemplated hereby, are within such Loan Party’s constitutive powers, have been duly authorized by all necessary constitutive action, and do not (i) contravene such Loan Party’s constitutive documents, (ii) violate any applicable law (including, without limitation, the Securities Exchange Act of 1934, ERISA and the Patriot Act), rule, regulation (including, without limitation, Regulation X of the Board of Governors of the Federal Reserve System), order, writ, judgment, injunction, decree, determination or award, (iii) conflict with or result in the breach of, or constitute a default under, any contract, loan agreement, indenture, mortgage, deed of trust, lease or other instrument binding on or affecting any Loan Party, or any of their properties entered into by such Loan Party after the Petition Date, or (iv) except for the Liens created under the Loan Documents, the Interim Order and either Final Order, result in or require the creation or imposition of any Lien upon or with respect to any of the properties of any Loan Party or any of its Subsidiaries.

(f)            Except for the entry of the DIP Financing Orders, filings or recordings already made or to be made pursuant to any federal law, rule or regulation or filings or recordings to be made in any jurisdiction outside of the United States, no authorization, approval or other action by, and no notice to or filing with, any governmental authority or regulatory body or any other third party, except for the authorizations, approvals, actions, notices and filings listed on Schedule 4.01(f) hereto, all of which have been duly obtained, taken, given or made and are in full force and effect, is required for (i) the due execution, delivery, recordation, filing or performance by any Loan Party of this Agreement, the Notes or any other Loan Document to which it is or is to be a party, or for the consummation of each aspect of the transactions contemplated hereby, (ii) the grant by any Loan Party of the Liens granted by it pursuant to the Collateral Documents, (iii) the validity, priority, perfection or maintenance of the Liens created under the Collateral Documents (including the requisite priority set forth in the DIP Financing Orders) or (iv) subject to the DIP Financing Orders, the exercise by the Administrative Agent or any Lender Party of its rights under the Loan Documents or the remedies in respect of the Collateral pursuant to the Collateral Documents.

(g)           This Agreement has been, and each of the Notes, if any, and each other Loan Document when delivered hereunder will have been, duly executed and delivered by each Loan Party thereto.  This Agreement is, and each of the Notes and each other Loan Document when delivered hereunder will be, subject to the entry of the applicable DIP Financing Order, the legal, valid and binding obligation of each Loan Party thereto, enforceable against such Loan Party in accordance with its terms; provided that prior to the entry of the Final US Bankruptcy Order, the Notes shall be enforceable in an aggregate amount up to $750.0 million.

(h)           The Consolidated balance sheet of the Borrowers and their respective Subsidiaries as at December 31, 2006, and the related Consolidated statements of income and cash flows of the Borrowers and their respective Subsidiaries for the Fiscal Year then ended, and the interim Consolidated balance sheets of the Borrowers and their respective Subsidiaries as at September 30, 2007 and the related Consolidated statements of income and cash flows of the Borrowers and their respective Subsidiaries for the respective periods then ended which have been furnished to each Lender Party present fairly the financial condition and results of operations of the Borrowers and their respective Subsidiaries as of such dates and for such periods all in accordance with GAAP consistently applied (subject to year-end adjustments and in the case of unaudited financial statements, except for the absence of footnote disclosure).  Since December 31, 2006 there has not occurred a Material Adverse Change (it being understood and agreed that any non-cash goodwill impairment charge shall not be deemed to constitute a Material Adverse Change).

(i)            The DIP Projections and all projected Consolidated balance sheets, income statements and cash flow statements of the Borrowers and their respective Subsidiaries delivered to the Lender Parties pursuant to Section 5.03(f) were prepared and will be prepared, as applicable, in good faith on the basis of the assumptions stated therein, which assumptions were fair and will be fair in the light of conditions existing at the time of delivery of such DIP Projections or projections, as the case may be, and represented and will represent, at the time of delivery, the Borrowers’ best estimate of their future financial performance.

(j)            No written information, exhibits and reports furnished by or on behalf of any Loan Party to the Administrative Agent or any Lender Party from time to time in connection with any Loan Document, including any Confidential Information Memorandum (other than to the extent that any such information, exhibits and reports constitute projections described in Section 4.01(g) above), taken as a whole and in light of the circumstances in which made, contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements made therein, in light of the circumstances in which any such statements were made, not misleading.

(k)           Except as set forth on Schedule 4.01(k) or as disclosed in any SEC filings, there is no action, suit, investigation, liability or proceeding affecting either Borrower or any of their respective Subsidiaries pending or, to the best knowledge of the Loan Parties, threatened before any court, governmental agency or arbitrator that (i) is reasonably expected to be determined adversely to the Loan Party and, if so adversely determined, could reasonably be expected to have a Material Adverse Effect or (ii) purports to affect the legality, validity or enforceability of this Agreement, any Note or any other Loan Document.

(l)            Neither Borrower is engaged in the business of extending credit for the purpose of purchasing or carrying Margin Stock, and no proceeds of any Advance or any drawing under any Letter of Credit will be used to purchase or carry any Margin Stock or to extend credit to others for the purpose of purchasing or carrying any Margin Stock.

(m)          Other than the filing of the Cases and events related to such filing, no ERISA Event has occurred or is reasonably expected to occur with respect to any ERISA Plan that has resulted in or is reasonably expected to result in a Material Adverse Effect.

(n)           The present value of all accumulated benefit obligations under each ERISA Plan (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the date of the most recent financial statements reflecting such amounts, exceed the fair market value of the assets of such ERISA Plan by an amount which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.  The present value of all accumulated benefit obligations of all underfunded ERISA Plans (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the date of the most recent financial statements reflecting such amounts, exceed the fair market value of the assets of all such underfunded ERISA Plans by an amount which could reasonably be expected to have a Material Adverse Effect.  Except as could not reasonably be expected to have a Material Adverse Effect, neither Borrower, nor any Subsidiary, nor any ERISA Affiliate has

incurred or is reasonably expected to incur any material Withdrawal Liability under any Multiemployer Plan.

(o)           Except as set forth in Schedule 4.01(o) hereto, the operations and properties of each Loan Party and each of its Subsidiaries comply with all applicable Environmental Laws and Environmental Permits except for non-compliance that could not be reasonably likely to have a Material Adverse Effect, all past non compliance with such Environmental Laws and Environmental Permits has been resolved in a manner that could not be reasonably likely to have a Material Adverse Effect, and, to the knowledge of the Loan Parties after reasonable inquiry, no circumstances exist that could be reasonably likely to (i) form the basis of an Environmental Action against any Loan Party or any of its Subsidiaries or any of their properties that could be reasonably likely to have a Material Adverse Effect or (ii) cause any such property to be subject to any restrictions on ownership, occupancy, use or transferability under any Environmental Law that could be reasonably likely to have a Material Adverse Effect.

(p)           [Intentionally Omitted.]

(q)           [Intentionally Omitted.]

(r)            Each Loan Party and each of its Subsidiaries has filed or caused to be filed all tax returns and reports (federal, state, provincial, local and foreign) which are required to have been filed and has paid or caused to be paid all taxes required to have been paid by it, together with applicable interest and penalties, except (i) taxes that are being contested in good faith by appropriate proceedings and for which such Borrower or such Subsidiary, as applicable, has set aside on its books adequate reserves or (ii) to the extent that the failure to do so could not reasonably be expected to result in a Material Adverse Effect.

(s)           Except as set forth on Schedule 4.01(s), (i) the Borrowers and their respective Subsidiaries have no obligations with respect to any secured Debt or other Debt which is equal to or exceeds $1,000,000 in aggregate principal amount, other than the Obligations and the Secured Obligations pursuant to the Facilities and the Loan Documents and (ii) no Borrower nor any Subsidiary is a party to any Debt or security document other than those set forth on Schedule 4.01(s).  The aggregate Debt or other obligations secured (or that may be secured) by each such Lien is correctly described as “Secured Debt” in Schedule 4.01(s).

(t)            Neither any Loan Party nor any of its Subsidiaries is an “investment company,” or an “affiliated person” of, or “promoter” or “principal underwriter” for, an “investment company,” as such terms are defined in the Investment Company Act of 1940, as amended.  Neither the making of any Advances, nor the issuance of any Letters of Credit, nor the application of the proceeds or repayment thereof by any Borrower, nor the consummation of the other transactions contemplated by the Transaction Documents, will violate any provision of such Act or any rule, regulation or order of the Securities and Exchange Commission thereunder.

(u)           Neither any Loan Party nor any of its Subsidiaries is an public utility subject to the Public Utility Holding Company Act, as amended.  Neither the making of any Advances, nor the issuance of any Letters of Credit, nor the application of the proceeds or repayment thereof by any Borrower, nor the consummation of the other transactions contemplated by the Transaction Documents, will violate any provision of such Act or any rule, regulation or order promulgated thereunder.

(v)           Subject to the DIP Financing Orders, all filings and other actions necessary or desirable to perfect and protect the security interest in the Collateral created under the DIP Financing Orders and the Collateral Documents have been duly made or taken and are in full force and effect, and the Collateral Documents create in favor of the Collateral Agent for the benefit of the Secured Parties a valid and, together with such filings and other actions, perfected security interest in the Collateral with the priority set forth in Section 2.18 and in the DIP Financing Orders, securing the payment of the Secured Obligations, and all filings and other actions necessary or desirable to perfect and protect such security interest have been duly taken, except to the extent permitted by Section 5.01(v).  The Loan Parties are the legal and beneficial owners of the Collateral free and clear of any Lien, except for the liens and security interests created or permitted under the Loan Documents.  No effective financing statement or other instrument similar in effect covering all or any part of such Collateral or listing any Loan Party or any trade name of such Loan Party as debtor is on file in any recording office, except such as may have been filed in favor of the Collateral Agent relating to the Loan Documents or as otherwise permitted under the Credit Agreement.

(w)          All of the Equipment and Inventory of each Loan Party are located at the places specified therefor in Schedule XII hereto or at another location as to which such Loan Party has complied with the requirements of Section 5.01(o)(ii).  Such Loan Party has exclusive possession and control of its Equipment and Inventory, other than Inventory stored at any leased premises or warehouse for which a landlord’s or warehouseman’s agreement, in form and substance satisfactory to the Collateral Agent, is in effect.

(x)           The Canadian Pension Plans are duly registered under the ITA and any other applicable laws which require registration, have been administered in accordance with the ITA and such other applicable laws and no event has occurred which could reasonably be expected to cause the loss of such registered status, except to the extent that any failure to do so could not reasonably be expected to have a Material Adverse Effect.  All material obligations of each of the Loan Parties (including fiduciary, funding, investment and administration obligations) required to be performed in connection with any Canadian Pension Plan and the funding agreements therefor have been performed on a timely basis, except to the extent that any failure to do so could not reasonably be expected to have a Material Adverse Effect.  There are no outstanding disputes concerning the assets of any Canadian Pension Plan or any Canadian Benefit Plan.  No promises of benefit improvements under any Canadian Pension Plan or any Canadian Benefit Plan have been made except where such improvement could not reasonably be expected to have a Material Adverse Effect.  All contributions or premiums required to be made or paid by each of the Loan Parties to any Canadian Pension Plan or any Canadian Benefit Plan have been made on a timely basis in accordance with the terms of such plans and all applicable Laws.  There have been no improper withdrawals or applications of the assets of the Canadian Pension Plans or the Canadian Benefit Plans.  Except as disclosed in Schedule 4.01(x) each of the Canadian Pension Plans or the Canadian Benefit Plans is fully funded on a solvency basis and going concern basis (using actuarial methods and assumptions which are consistent with the valuations last filed with the applicable governmental authorities and which are consistent with GAAP).

(y)           Except as set out in Schedule 4.01(w), none of the Loan Parties, nor any of their respective employees, is subject to any collective bargaining agreement.  There are no strikes, slowdowns, work stoppages or controversies pending or, to the best knowledge of the Borrowers, threatened against the Loan Parties, or their respective employees, which could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.  Except as set out in Schedule 4.01(w), none of the Loan Parties is subject to an executive employment contract providing for a fixed term of employment or providing for special payments on termination of employment.

(z)                                   Each of the Loan Parties has withheld from each payment to each of their respective officers, directors and employees the amount of all Taxes, including income tax, pension plan, unemployment insurance and other payments and deductions required to be withheld therefrom, and has paid the same to the proper taxation or other receiving authority in accordance with applicable Law.  No Loan Party is subject to any claim by or liability to any of their respective officers, directors or employees for salary (including vacation pay) or benefits which would rank in whole or in part pari passu with or prior to the Liens created by the Collateral Documents.  For any Canadian Pension Plan, and for any other Canadian Benefit Plan, which is a defined contribution plan requiring any Loan Party to contribute thereto, or to deduct from payments to any individual and pay such deductions into or to the credit of such Canadian Pension Plan or Canadian Benefit Plan, all required employer contributions have been properly withheld by such Loan Party and fully paid into the funding arrangements for the applicable Canadian Pension Plan or Canadian Benefit Plan.  Any assessments owed to the Pension Benefits Guarantee Fund established under the Pension Benefits Act (Ontario), or other assessments or payments required under similar legislation in any other jurisdiction, have been paid when due.

(aa)                            Security Documents – Canadian and Québec.

(i)                                     Each Canadian Security Document is effective to create in favor of the Collateral Agent, for the benefit of the Secured Parties, an enforceable security interest or hypothec in the Collateral described therein and proceeds and products thereof.  In the case of the Collateral described in the Canadian Security Documents, when financing statements and certified statements in appropriate form are filed in the offices specified on Schedule 4.01(aa)(i) (which financing statements and certified statements have been duly completed and delivered to the Collateral Agent or are in electronic form and have been transmitted to the Collateral Agent) and such other filings and actions as are specified in the Canadian Security Documents have been completed (all of which filings and actions have been duly completed), each Canadian Security Documents shall constitute a valid and fully perfected Lien on, and, as applicable, security interest and hypothec in, all right, title and interest of the Loan Parties in such Collateral and the proceeds and products thereof, as security for the Obligations, in each case prior and superior in right to any other Person (except Permitted Liens).

(ii)                                  Each of the mortgages and deeds of hypothec when delivered by the Loan Parties with respect to the Canadian Collateral will be effective to create in favor of the Collateral Agent, for the benefit of the Secured Parties, an enforceable Lien on the mortgaged properties described therein and, when filed in the recording office designated by the Borrowers, shall constitute a validly registered Lien on all right, title and interest of the Loan Parties in the mortgaged properties described therein, as security for the Obligations, in each case prior and superior in right to any other Person (other than Persons holding Permitted Liens).

(bb)                          Insurance.  The Loan Parties maintain insurance policies and coverage in compliance with this Agreement.  Such insurance coverage (i) is sufficient for compliance with all requirements of applicable law and of all material agreements to which any Loan Party is a party, (ii) is provided under valid, outstanding and enforceable policies, and (iii) provides adequate insurance coverage in at least such amounts and against at least such risks (but including in any event public liability) as are usually insured against in the same general area by Persons engaged in the same or a similar business to the assets and operations of the Loan Parties.  All such material policies are in full force and effect, all premiums with respect thereto have been paid in accordance with their respective terms, and no notice of cancellation or termination has been received with respect to any such policy.  No Loan Party maintains any formalized self-insurance program with respect to its assets or operations or material risks with respect thereto other than with respect to (ii) workers’ compensation with policy limits of approximately $2,000,000 per occurrence and $50,000,000 in the aggregate, and (ii) property with policy limits of $2,000,000 per occurrence and $5,000,000 in the aggregate.  As of the Effective Date, the certificates of insurance and broker’s letter delivered to the Administrative Agent pursuant to Section 3.01(vi)(C) contain an accurate and complete description of all material policies of insurance owned or held by each Loan Party.

(cc)                            Canadian Loan Parties; United States Loan Parties.  No Canadian Loan Party owns or leases any property which is located in the United States other than the property set forth on Part I of Schedule 4.01(cc).  No United States Loan Party owns or leases any property which is located in Canada other than the property set forth on Part II of Schedule 4.01(cc).

(dd)                          Existing Credit Agreements.  Schedule 4.01(dd) sets forth a true, correct and complete listing of all amendments, waivers and modifications to each Existing Credit Agreement, and, except as set forth on Schedule 4.01(dd), there is no amendment, waiver or other modification of the Existing Credit Agreements.

ARTICLE V

COVENANTS OF THE LOAN PARTIES

Section 5.01  Affirmative Covenants.  So long as any Advance shall remain unpaid, any Letter of Credit shall be outstanding or any Lender Party shall have any Commitment hereunder, each Loan Party will:

(a)                                  Corporate Existence.  Preserve and maintain in full force and effect all governmental rights, privileges, qualifications, permits, licenses and franchises necessary or desirable in the normal conduct of its business except as otherwise permitted by Section 5.02(h); provided that, notwithstanding the foregoing, such failure to preserve the same shall only be permitted if it could not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)                                 Compliance with Laws.  Comply with all laws, rules, regulations and orders of any governmental authority applicable to it or its property, such compliance to include without limitation, ERISA, Environmental Laws, The Racketeer Influenced and Corrupt Organizations Chapter of The Organized Crime Control Act of 1970, and the Corruption of Foreign Public Officials Act (Canada), except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

(c)                                  Insurance.

(i)                                     Keep its insurable properties insured at all times, against such risks, including fire and other risks insured against by extended coverage, as is customary with companies of the same or similar size in the same or similar businesses (subject to deductibles and including provisions for self-insurance); and maintain in full force and effect public liability insurance against claims for personal injury or death or property damage occurring upon, in, about or in connection with the use of any properties owned, occupied or controlled by any Borrower or any Guarantor, as the case may be, in such amounts and with such deductibles as are customary with companies of the same or similar size in the same or similar businesses and in the same geographic area and in each case with financially sound and reputable insurance companies (subject to provisions for self-insurance).

(ii)                                  In the case of any fire, accident or other casualty causing loss or damage to any properties of any Loan Party used in generating cash flow or required by applicable law, all proceeds of such policies shall be used promptly to repair or replace any such damaged properties, and otherwise shall be used as directed by the Administrative Agent.

(iii)                               The Borrowers will obtain endorsements to the policies pertaining to all physical properties in which the Administrative Agent or the Lenders shall have a Lien under the Loan Documents, naming the Administrative Agent as a loss payee and containing (A) provisions that such policies will not be cancelled without 30 days prior written notice having been given by the insurance company to the Administrative Agent, and (B) a standard non contributory “mortgagee”, “lender” or “secured party” clause, as well as such other provisions as the Administrative Agent may require to fully protect the Administrative Agent’s interest in the Collateral and to any payments to be made under such policies.  All original policies or true copies thereof are to be delivered to the Administrative Agent, premium prepaid.

(iv)                              In the event the Borrowers fail to provide the Administrative Agent with timely evidence, acceptable to the Administrative Agent, of the maintenance of insurance coverage required pursuant to this Section, or in the event that any Loan Party fails to maintain such insurance, the Administrative Agent may purchase or otherwise arrange for such insurance, but at the Borrowers’ expense and without any responsibility on the Administrative Agent’s part for:  (A) obtaining the insurance; (B) the solvency of the insurance companies; (C) the adequacy of the coverage; or (D) the collection of claims.  The insurance acquired by the Administrative Agent may, but need not, protect any Loan Party’s interest in the Collateral, and therefore such insurance may not pay claims which a Loan Party may have with respect to the Collateral or pay any claim which may be made against a Loan Party in connection with the Collateral.  In the event the Administrative Agent purchases, obtains or acquires insurance covering all or any portion of the Collateral, the Borrowers shall be responsible for all of the applicable costs of such insurance, including premiums, interest (at the default rate set forth in Section 2.07(b)), fees and any other charges with respect thereto, until the effective date of the cancellation or the expiration of such insurance.  The Administrative Agent may charge all of such premiums, fees, costs, interest and other charges to the Borrowers’ account.  The Borrowers hereby acknowledge that the costs of the premiums of any insurance acquired by the Administrative Agent may exceed the costs of insurance which the Borrowers may be able to purchase on their own.  In the event that the Administrative Agent purchases such insurance, the Administrative Agent will promptly notify the Borrowers of said purchase.

(v)                                 Upon the occurrence and continuance of an Event of Default (and without limiting any other rights of the Administrative Agent or the Lenders hereunder or under any other Loan Document), (A) the Administrative Agent shall, subject to the rights of any holders of Permitted Liens holding claims senior to the Administrative

Agent, have the sole right, in the name of the Administrative Agent or any applicable Loan Party, to file claims under any insurance policies, to receive, receipt and give acquittance for any payments that may be payable thereunder, and to execute any and all endorsements, receipts, releases, assignments, reassignments or other documents that may be necessary to effect the collection, compromise or settlement of any claims under any such insurance policies, and (B) all insurance proceeds in respect of any Collateral shall be paid to the Administrative Agent.  In such event, the Administrative Agent may apply such insurance proceeds to the obligations of the Borrowers hereunder in such manner as it may deem advisable in its sole discretion.

(d)                                 Obligations and Taxes.  Pay all its obligations arising after the Petition Date promptly and in accordance with their terms and pay and discharge and cause each of its Subsidiaries to pay and discharge promptly all taxes, assessments and governmental charges or levies imposed upon it or upon its income or profits or in respect of its property other than de minimus amounts in relation to taxes, assessments, governmental charges or levies arising, or attributed to the period, after the Petition Date, before the same shall become in default, as well as all lawful claims for labor, materials and supplies or otherwise arising after the Petition Date which, if unpaid, would become a Lien or charge upon such properties or any part thereof; provided, however, that each Borrower and each Guarantor shall not be required to pay and discharge or to cause to be paid and discharged any such tax, assessment, charge, levy or claim so long as the (i) payment or discharge thereof shall be stayed by Section 362(a)(8) of the Bankruptcy Code, or (ii) the validity or amount thereof shall be contested in good faith by appropriate proceedings, in each case, if the Borrowers and the Guarantors shall have set aside on their books adequate reserves therefor in conformity with GAAP.

(e)                                  Access to Books, Records and Properties.

(i)                                     Maintain or cause to be maintained at all times true and complete books and records in accordance with GAAP of the financial operations of the Borrowers and the Guarantors; and provide the Lender Parties and their representatives access to all such books and records during regular business hours upon reasonable advance notice, in order that the Lender Parties may examine and make abstracts from such books, accounts, records and other papers for the purpose of verifying the accuracy of the various reports delivered by any Borrower or any Guarantor to any Agent or the Lenders pursuant to this Agreement or for otherwise ascertaining compliance with this Agreement and to discuss the affairs, finances and condition of the Borrowers and the Guarantors with the officers and independent accountants of the Borrowers; provided that the Borrowers shall have the right to be present at any such visit or inspection.

(ii)                                  Grant the Lender Parties access to and the right to inspect all reports, audits and other internal information of the Borrowers and the Guarantors relating to environmental matters upon reasonable advance notice, but subject to appropriate limitations so as to preserve attorney-client privilege.

(iii)                               At any reasonable time and from time to time during regular business hours, upon reasonable notice, permit the Initial Lenders and/or any representatives designated by the Initial Lenders (including any consultants, accountants, lawyers and appraisers retained by the Initial Lenders) to visit the properties of the Borrowers and the Guarantors to conduct evaluations, appraisals, environmental assessments and ongoing maintenance and monitoring in connection with the Borrowers’ computation of the DIP Borrowing Base and the assets included in the DIP Borrowing Base and such other assets and properties of any Borrower or its Subsidiaries as the Initial Lenders may require, and to monitor the Collateral and all related systems; provided that the Borrowers shall have the right to be present at any such visit and, unless an Event of Default has occurred and is continuing, such visits permitted under this clause (iii) shall be coordinated through the Administrative Agent and shall be made no more frequently than once in any fiscal quarter.

(f)                                    Use of Proceeds.  Use the proceeds of the Advances solely for the purposes, and subject to the restrictions, set forth in Section 2.15.

(g)                                 Restructuring Advisor; Financial Advisor.  (i) Retain at all times UBS Investment Bank as a financial advisor of the Parent, and (ii) at any time at the request of the Lead Arrangers, promptly retain and keep retained at all times a restructuring advisor reasonably satisfactory to the Lead Arrangers; provided that the Parent shall be permitted to replace any such financial advisor with another financial advisor with substantial experience and expertise advising Chapter 11 debtors-in-possession and CCAA debtors in large and complex bankruptcy or insolvency proceedings, and to replace any such restructuring advisor with another restructuring advisor satisfying the requirements of this subsection (g)(ii), and shall be permitted a period a time (not to exceed 10 Business Days) to file an application or motion with the US Bankruptcy Court or the Canadian Bankruptcy Court, as applicable, to employ such replacement advisor.

(h)                                 Priority.  Acknowledge pursuant to Section 364(c)(1) of the Bankruptcy Code that the Obligations of the Chapter 11 Debtors hereunder and under the other Loan Documents constitute allowed Superpriority Claims.

(i)                                     Validity of Loan Documents.  Use its best efforts to object to any application made on behalf of any Loan Party or by any Person to the validity of any Loan Document or the applicability or enforceability of any Loan Document or which seeks to void, avoid, limit, or otherwise adversely affect the security interest created by or in any Loan Document or any payment made pursuant thereto.

(j)                                     [Intentionally Omitted].

(k)                                  Maintenance of Cash Management System; Account Control Agreements.  No later than (i) 30 days following the Effective Date (or such later date as the Initial Lenders may reasonably determine in their discretion), with respect to (x) all lockboxes, lockbox accounts, blocked accounts and deposit accounts held by any Loan Party (the “Pledged Accounts”), and (y) a Dollar denominated concentration account and a Canadian Dollar denominated concentration account established by the Borrowers (the “Concentration Accounts”), and (ii) immediately prior to the termination thereof (or pursuant to other arrangements reasonably satisfactory to the Lead Arrangers), with respect to each lockbox and each blocked account maintained by any Borrower or any of its Subsidiaries in connection with the Existing Receivables Facility (the “Receivables Accounts” and, together with the Pledged Accounts, the “Control Accounts”), enter into an account control agreement with respect to each such Control Account and the Concentration Accounts among the applicable Loan Party, the applicable bank (each such bank a “Control Bank” with respect to any Control Account and a “Concentration Account Bank” with respect to the Concentration Accounts), and the Collateral Agent, each of which shall be in form and substance satisfactory to the Administrative Agent and maintained with a Control Bank acceptable to the Administrative Agent (each, an “Account Control Agreement”); provided that this Section 5.01(k) shall not apply to (A) cash collateral accounts for Hedge Agreements, letters of credit, surety bonds and existing equipment leases (solely for purposes of collateralizing such letters of credit, surety bonds and existing equipment leases and solely to the extent permitted by Section 5.02(a)), (B) payroll accounts maintained in the ordinary course of business, (C) disbursement accounts maintained in the ordinary course of business for the prompt disbursement of amounts payable in the ordinary course of business, and (D) deposit accounts to the extent the aggregate amount on deposit in each such deposit account does not exceed $1,000,000 at any time and the aggregate amount on deposit in all deposit accounts under this clause (D) does not exceed $5,000,000 at any time.  Each such Account Control Agreement (other than the Account Control Agreement with respect to the Concentration Account) shall provide, among other things, that the Control Bank agrees, from and after the receipt of a notice from the Collateral Agent (each, an “Activation Notice”), to forward immediately all amounts in such Control Account to the Concentration Account and to commence the process of daily sweeps from such Control Account into the applicable Concentration Account.  The Account Control Agreement with respect to the each Concentration Account shall provide, among other things, that the Concentration Account Bank agrees, from and after the receipt of an Activation Notice, to forward immediately all amounts in such Concentration Account to the applicable Administrative Agent’s Account and to commence the process of daily sweeps from such Concentration Account into the applicable Administrative Agent’s Account.  An Activation Notice may be given by the Collateral Agent at any time that (i) a Default has occurred and is continuing, or (ii) Liquidity Availability is less than $75,000,000.  From and after the date the Collateral Agent has delivered an Activation Notice to any Control Bank or any Concentration Account Bank, no Loan Party shall cause or permit to accumulate or maintain cash in the disbursement accounts or payroll accounts as of any date of determination in excess of checks outstanding against such accounts as of that date and amounts necessary to meet minimum balance requirements.  So long as no Default has occurred and is continuing, the Loan Parties may add or replace a Control Bank or Control Account; provided that (x) the Administrative Agent has consented in writing in advance to the opening of such account, and (y) prior to the time of the opening of such account, such bank shall have executed an Account Control Agreement.  The Loan Parties shall request in writing and otherwise take reasonable steps to ensure that all Account debtors forward payment directly to a Pledged Account, and to deposit, or cause to be promptly deposited (and in no event later than the first Business Day after the receipt thereof), all cash, checks, drafts or similar items of payment relating to or constituting payments made in respect of any and all Collateral into one or more Control Accounts at a Control Bank.

(l)                                     Guarantors; Additional Guarantors.  (i) Cause to be executed and delivered and in effect at all times sufficient guaranties from Subsidiaries to comply with the Guaranty Coverage Subsidiary test and (ii) cause each Subsidiary that hereafter becomes party to a Case that is a Guaranty Coverage Subsidiary to execute a Guaranty Supplement within 10 days of becoming party thereto; provided, however, that notwithstanding the foregoing, no Subsidiary will be required to become or remain a Guarantor or provide or maintain a lien on any of its assets as security for any of the Obligations (A) if such Subsidiary is not a wholly-owned Subsidiary or (B) to the extent doing so would (1) result in any material adverse tax consequences or (2) be prohibited by any applicable law.

(m)                               Financial Statements.  Furnish to the Administrative Agent the unaudited Consolidated balance sheet of the Borrowers and their respective Subsidiaries as at December 31, 2007, and the related unaudited Consolidated statements of income and cash flows of the Borrowers and their respective Subsidiaries for the Fiscal Year then ended, in each case not later than February 28, 2008.

(n)                                 Further Assurances.

(i)                                     Promptly upon reasonable request by any Agent, or any Lender Party through the Administrative Agent, correct, and cause each of its Subsidiaries promptly to correct, any material defect or error that may be discovered in any Loan Document or in the execution, acknowledgment, filing or recordation thereof

(ii)                                  Promptly upon reasonable request by any Agent, or any Lender Party through the Administrative Agent, do, execute, acknowledge, deliver, record, re-record, file, re-file, register and re-register any and all such further acts, deeds, conveyances, pledge agreements, mortgages, deeds of trust, trust deeds, assignments, financing statements and continuations thereof, termination statements, notices of assignment, transfers, certificates, assurances and other instruments as any Agent, or any Lender Party through the Administrative Agent, may reasonably require from time to time in order to (A) carry out more effectively the purposes of the Loan Documents, (B) to the fullest extent permitted by applicable law, subject any Loan Party’s properties, assets, rights or interests to the Liens now or hereafter required to be covered by any of the Collateral Documents, (C) perfect and maintain the validity, effectiveness and priority of any of the Collateral Documents and any of the Liens required to be created thereunder and (D) assure, convey, grant, assign, transfer, preserve, protect and confirm more effectively unto the Secured Parties the rights granted or now or hereafter intended to be granted to the Secured Parties under any Loan Document or under any other instrument executed in connection with any Loan Document to which any Loan Party or any of its Subsidiaries is or is to be a party, and cause each of its Subsidiaries to do so.

(iii)                               With respect to certificates or instruments, as applicable, which were previously pledged pursuant to the RBC Facility Loan Documents, promptly following any pay-off or termination of the RBC Facility Loan Documents or any release of the Liens pursuant to the RBC Facility Loan Documents on such Initial Pledged Equity or such Initial Pledged Debt, as applicable, evidenced by such certificates or instruments, as applicable, deliver to the Collateral Agent (A) such certificates representing the Initial Pledged Equity of entities referred to on Schedule IV hereto, accompanied by undated stock powers, duly executed in blank, and (B) such instruments evidencing the Initial Pledged Debt referred to on Schedule V hereto, duly indorsed in blank, in each case as the Loan Parties may be able to deliver using their reasonable best efforts.

(o)                                 Maintenance of Properties, Etc.  (i) Maintain and preserve all of its properties that are used or useful in the conduct of its business (including, without limitation all Inventory and Equipment) in good working order and condition as when new, ordinary wear and tear excepted, and will from time to time make or cause to be made all appropriate repairs, renewals and replacements thereof except where failure to do so would not have a Material Adverse Effect; provided that, this subsection (o) shall not prohibit the sale, transfer or other disposition of any such property consummated in accordance with the other terms of this Agreement, (ii) keep its Equipment and Inventory (other than Inventory sold in the ordinary course of business) at the places therefor specified in Section 4.01(w) or, upon 30 days’ prior written notice to the Collateral Agent, at such other places designated by such Loan Party in such notice, (iii) promptly furnish to the Collateral Agent a statement respecting any loss or damage exceeding $2,500,000 per occurrence to any of its Equipment or Inventory, and (iv) pay promptly when due all property and other taxes, assessments and governmental charges or levies imposed upon, and all claims (including, without limitation, claims for labor, materials and supplies) against, the Collateral.  In producing its Inventory, each Loan Party will comply with all requirements of applicable law, including, without limitation, the Fair Labor Standards Act.

(p)                                 Transfer of Receivables.  Cause the Accounts subject to the Existing Receivables Facility to be transferred to the Company promptly following payment in full of the Existing Receivables Facility.

(q)                                 Receipt of Ratings.  The Borrowers shall have used commercially reasonable efforts to obtain debt ratings for the Facilities from each of Moody’s and S&P within 45 days following the entry of the Final Orders.

(r)                                    Interest Rate Hedging.  Enter into prior to March 31, 2008, and maintain at all times thereafter, interest rate Hedge Agreements reasonably consistent with the risk management policy of the Loan Parties that has heretofore been delivered to the Lead Arrangers.

(s)                                  Borrowing Base Covenants.

(i)                                     Following the satisfaction of the conditions set forth in Section 3.02, deliver to the Administrative Agent within 10 Business Days of the last Business Day of each month a Borrowing Base Certificate and concurrently with the delivery of each such Borrowing Base Certificate, (A) a schedule (to be designated as Schedule 5.01(s)(i)(A), which schedule when delivered shall become a part of this Agreement, and in each case shall replace such schedule as previously delivered) of outstanding Hedge Agreements on a marked-to-market basis together with such other information with respect to hedging exposure as the Administrative Agent may reasonably request and (B) a schedule (to be designated as Schedule 5.01(s)(i)(B), which schedule when delivered shall become a part of this Agreement, and in each case shall replace such schedule as previously delivered) of the average daily exposure in respect of Cash Management Obligations constituting Secured Obligations;

(ii)                                  following the satisfaction of the conditions set forth in Section 3.02, upon any material asset sale or disposition (subject to Section 5.02(h)), deliver to the Administrative Agent a Borrowing Base Certificate adjusted to reflect such asset sale or disposition on a pro forma basis;

(iii)                               at any time Borrowing Base Availability is less than the Borrowing Base Availability Threshold, deliver to the Administrative Agent within 5 Business Days of the last Business Day of each week a reasonably detailed report in respect of the Accounts of the Borrowers and their respective Subsidiaries generated during such period;

(iv)                              during and following the Interim Period, permit the Collateral Agent to conduct field audits and examinations of Accounts and Inventory on a quarterly basis or, upon the occurrence and continuance of a Default or upon the Borrowers’ Liquidity Availability being in an aggregate amount less than $75.0 million, in each case, at any time, at the reasonable request of the Collateral Agent; provided that, in any event, the Borrowers shall deliver a field audit of the Accounts and Inventory of the Chapter 11 Debtors that is reasonably satisfactory to the Administrative Agent on or before March 31, 2008;

(v)                                 following the Interim Period, permit the Collateral Agent to conduct third-party appraisals of Inventory no more than once per year, or, upon the occurrence and continuance of a Default or upon the Borrowers’ Liquidity Availability being in an aggregate amount less than $75.0 million, in each case, at any time, at the reasonable request of the Collateral Agent; provided that, in any event, the Borrowers shall deliver a third-party appraisal of Inventory of the Chapter 11 Debtors, that is reasonably satisfactory to the Administrative Agent on or before March 31, 2008;

(vi)                              following the Interim Period, with respect to each Chapter 11 Debtor and concurrently with the delivery of each Borrowing Base Certificate, deliver to the Collateral Agent a summary of Inventory by location and type with a supporting perpetual Inventory report (in form and with parties reasonably satisfactory to the Collateral Agent), in each case accompanied by such supporting detail and documentation as shall be requested by the Collateral Agent in its reasonable discretion;

(vii)                           following the Interim Period, with respect to each Chapter 11 Debtor and concurrently with the delivery of each Borrowing Base Certificate, deliver to the Collateral Agent a trial balance (in form and with parties reasonably satisfactory to the Collateral Agent) showing Accounts outstanding aged from invoice date as follows: 1 to 30 days, 31 to 60 days, 61 to 90 days, 91 to 120 days and 121 days or more, accompanied by such supporting detail and documentation as shall be requested by the Collateral Agent in its reasonable discretion;

(viii)                        following the Interim Period, at the time of delivery of each of the monthly financial statements delivered pursuant to Section 5.03(b), deliver to the Collateral Agent:

(A)                              a reconciliation of the Accounts trial balance (in form and with parties reasonably satisfactory to the Collateral Agent) of the Chapter 11 Debtors to the most recent Borrowing Base Certificate, general ledger and monthly financial statements delivered pursuant to Section 5.03(b), in each case accompanied by such supporting detail and documentation as shall be requested by the Collateral Agent in its reasonable discretion;

(B)                                a reconciliation of the perpetual inventory (in form and with parties reasonably satisfactory to the Collateral Agent) by location to the most recent Borrowing Base Certificate, general ledger and monthly financial statements delivered pursuant to Section 5.03(b), in each case accompanied by such supporting detail and documentation as shall be requested by the Collateral Agent in its reasonable discretion;

(C)                                an aging of accounts payable (in form and with parties reasonably satisfactory to the Collateral Agent) and a reconciliation of that accounts payable aging to each Chapter 11 Debtor’s general ledger and monthly financial statements delivered pursuant to Section 5.03(b), in each case accompanied by such supporting detail and documentation as shall be requested by the Collateral Agent in its reasonable discretion;

(ix)                                each Chapter 11 Debtor, at its own expense, shall deliver to the Collateral Agent the results of each physical verification, if any, that such Borrower or any of its respective Subsidiaries may in their discretion have made, or caused any other

Person to have made on their behalf, of all or any portion of their Inventory (and, if a Default or an Event of Default has occurred and is continuing, each Chapter 11 Debtor shall, upon the request of the Collateral Agent, conduct, and deliver the results of, such physical verifications as the Collateral Agent may require); and

(x)                                   deliver to the Administrative Agent or the Collateral Agent such other reports, statements and reconciliations with respect to the DIP Borrowing Base, or Collateral of each Chapter 11 Debtor as the Administrative Agent or the Collateral Agent, as the case may be, shall from time to time request in its reasonable discretion.

(t)                                    Give prompt notice to the Collateral Agent of any material commercial tort claim that may arise after the date hereof and immediately execute or otherwise authenticate a supplement to this Agreement, and otherwise take all necessary action, to subject such commercial tort claim to the first priority security interest created under this Agreement.

(u)                                 Except as otherwise provided in this subsection (u), continue to collect, at its own expense, all amounts due or to become due such Loan Party under the Assigned Agreements, Receivables and Related Contracts.  In connection with such collections, such Loan Party may take (and, at the Collateral Agent’s direction, shall take) such action as such Loan Party or the Collateral Agent may deem necessary or advisable to enforce collection of the Assigned Agreements, Receivables and Related Contracts; provided, however, that the Collateral Agent shall have the right at any time, following the occurrence of an Event of Default that is continuing, to notify the obligors under any Assigned Agreements, Receivables and Related Contracts (the “Obligors”) of the assignment of such Assigned Agreements, Receivables and Related Contracts to the Collateral Agent and to direct such Obligors to make payment of all amounts due or to become due to such Loan Party thereunder directly to the Collateral Agent and, upon such notification and at the expense of such Loan Party, to enforce collection of any such Assigned Agreements, Receivables and Related Contracts, to adjust, settle or compromise the amount or payment thereof, in the same manner and to the same extent as such Loan Party might have done, and to otherwise exercise all rights with respect to such Assigned Agreements, Receivables and Related Contracts, including, without limitation, those set forth set forth in Section 9-607 of the UCC.  After receipt by any Loan Party of the notice from the Collateral Agent referred to in the proviso to the preceding sentence, (i) all amounts and proceeds (including, without limitation, instruments) received by such Loan Party in respect of the Assigned Agreements, Receivables and Related Contracts of such Loan Party shall be received in trust for the benefit of the Collateral Agent hereunder, shall be segregated from other funds of such Loan Party and shall be forthwith paid over to the Collateral Agent in the same form as so received (with any necessary indorsement) to be deposited in the Collateral Account and either (A) released to such Loan Party on the terms set forth in Section 6.02 so long as no Event of Default shall have occurred and be continuing or (B) if any Event of Default shall have occurred and be continuing, applied as provided in Section 9.07 and (ii) such Loan Party will not adjust, settle or compromise the amount or payment of any Receivable or amount due on any Assigned Agreement or Related Contract, release wholly or partly any Obligor thereof or allow any credit or discount thereon.  No Loan Party will permit or consent to the subordination of its right to payment under any of the Assigned Agreements, Receivables and Related Contracts to any other indebtedness or obligations of the Obligor thereof.

(v)                                 Post-Closing Deliverables.

(i)                                     Within 60 days following the Effective Date, cause any Loan Party with Equity Interests in any Foreign Subsidiary for which a Pledge Agreement was not executed and delivered as of the Effective Date, to execute and deliver such a Pledge Agreement with respect to such Equity Interests, each together with an opinion of counsel acceptable to the Administrative Agent, as deemed necessary or advisable by the Lead Arrangers;

(ii)           Within 60 days following the Effective Date, subject to the Guaranty Coverage Subsidiary test, cause any Foreign Guarantor for which a guaranty of the Obligations hereunder shall not have been executed as of the Effective Date to execute and deliver such a guaranty, each together with an opinion of counsel acceptable to the Administrative Agent, as deemed necessary or advisable by the Lead Arrangers;

(iii)          Within 60 days following the Effective Date, cause any Foreign Guarantor organized in France (unless otherwise agreed by the Administrative Agent), Belgium, Mexico and Brazil for which a collateral document was not executed and delivered as of the Effective Date to execute and deliver a collateral document pledging to the Collateral Agent for the benefit of the Secured Parties substantially all of the assets of such Foreign Guarantor, each together with an opinion of counsel acceptable to the Administrative Agent, as deemed necessary or advisable by the Lead Arrangers;

(iv)          Within 60 days following the Effective Date, real estate lien searches for owned property other than where the Mortgages are located;

(v)           Within 60 days following the Effective Date, United States real estate mortgages and evidence of title insurance, certificates and other documentation and related conditions;

(vi)          Within 60 days following the Effective Date, Canadian (other than Québec) real estate mortgages and evidence of title insurance, certificates and other documentation and related conditions;

(vii)         Within 60 days following the Effective Date, the Loan Parties shall furnish to the Administrative Agent agreements from the owners of the fee interests of the real property of the Loan Parties that are the subject of sale and leaseback transactions, in form and substance satisfactory to the Administrative Agent, which agreements shall provide for the grant of Liens on such fee interests securing the Obligations under the Loan Documents;

(viii)        Within 60 days following the Effective Date, the Loan Parties shall furnish to the Administrative Agent instruments evidencing the intercompany promissory notes referred to on Schedule V hereto, duly indorsed in blank;

(ix)           Within 20 days following the Effective Date, the Loan Parties shall furnish to the Administrative Agent good standing certificates (or equivalent) of the jurisdiction of incorporation or organization of Quebecor World Magna Graphic Inc., Quebecor World Great Western Publishing Inc. and Quebecor World Eusey Press Inc.;

(x)            Within 10 days following the Effective Date, the Loan Parties shall furnish to the Administrative Agent lien and judgment searches, to the extent not delivered in accordance with Section 3.01(g), with respect to the Loan Parties and locations required thereby and with results satisfactory to the Administrative Agent;

(xi)           Concurrently with the delivery of any Pledge Agreement, guaranty or collateral document by any Loan Party required by clauses (i), (ii) or (iii) of this Section 5.01(v), such Loan Party shall furnish to the Administrative Agent resolutions, charter or other constitutive documents, certificates and other documents with respect to such Loan Party as may be customary with respect to the applicable jurisdiction, as reasonably determined by the Administrative Agent;

provided that the time periods set forth in this Section 5.01(v) may be extended upon the request of the Borrowers, if the Borrowers are diligently pursuing the same, in the sole discretion of the Lead Arrangers.

(w)          Worker’s Compensation.  Upon the release of any Lien on cash or Cash Equivalents of any Loan Party incurred in connection with workers’ compensation, such Loan Party shall promptly (and in any event, within 5 days) deposit such cash and/or Cash Equivalents in an account that is subject to a first priority perfected security interest in favor of the Collateral Agent for the benefit of the Lenders.

Section 5.02  Negative Covenants.  So long as any Advance shall remain unpaid, any Letter of Credit shall be outstanding or any Lender Party shall have any Commitment hereunder, no Loan Party will, at any time:

(a)           Liens.  Incur, create, assume or suffer to exist any Lien on any asset of any Borrower or any of its Subsidiaries now owned or hereafter acquired by any Borrower or any Guarantor, other than: (i) Liens existing prior to the Petition Date and listed on Schedule 4.01(c), (ii) Permitted Liens, (iii) Liens in favor of the Administrative Agent and the Secured Parties, (iv) Liens resulting from non-payment or non-discharge as may be permitted under Section 5.01(d), and (v) Liens in connection with Debt permitted to be incurred pursuant to Section 5.02(b)(vi) so long as such Liens extend solely to the property (and improvements and proceeds of such property) acquired with the proceeds of such Debt or subject to the applicable Capitalized Lease.

(b)           Debt.  Contract, create, incur, assume or suffer to exist any Debt, or permit any of its Subsidiaries to contract, create, incur, assume or suffer to exist any Debt, except for (i) Debt under this Agreement and the other Loan Documents, (ii) Debt incurred prior to the Petition Date (including any capital lease obligations assumed after the Petition Date), (iii) Debt arising from Investments among the Borrowers and their respective Subsidiaries that are permitted hereunder, (iv) Debt in respect of any overdrafts and related liabilities arising from treasury, depository and cash management services or in connection with any automated clearing house transfers of funds; (v) Debt consisting of guaranties permitted by Section 5.02(c); (vi) Debt constituting purchase money debt and Capitalized Lease obligations (not otherwise included in subclause (ii) above) in an aggregate outstanding amount not in excess of $25,000,000, (vii) Debt in respect of Hedge Agreements entered into in the ordinary course of business to protect against fluctuations in interest rates, foreign exchange rates and commodity prices, (viii) indebtedness which may be deemed to exist pursuant to any surety bonds, appeal bonds or similar obligations incurred in connection with any judgment not constituting a Default or an Event of Default; (ix) indebtedness in respect of netting services, customary overdraft protections and otherwise in connection with deposit accounts in the ordinary course of business, (x) Debt not otherwise permitted hereunder in an aggregate outstanding principal amount of $30,000,000, and (xi) Debt permitted by Section 5.02(p).

(c)           Guarantees and Other Liabilities.  Contract, create, incur, assume or permit to exist, or permit any Subsidiary to contract, create, assume or permit to exist, any Guarantee

Obligations, except (i) for any guaranty of Debt or other obligations of any Borrower or any Guarantor if such Borrower or such Guarantor could have incurred such Debt or obligations under this Agreement (other than pursuant to Section 5.02(b)(v)), (ii) by endorsement of negotiable instruments for deposit or collection in the ordinary course of business and (iii) Guarantee Obligations constituting Investments of the Borrowers and their respective Subsidiaries permitted hereunder.

(d)           Chapter 11 Claims; CCAA Claims.  In the Bankruptcy Cases, incur, create, assume, suffer to exist or permit any other Superpriority Claim that is pari passu with or senior to the claims of the Agents and the Secured Parties granted pursuant to the Loan Documents and the DIP Financing Orders against the Chapter 11 Debtors except with respect to the Carve-Out and the Administrative Charge; and in the CCAA Cases incur, create, assume, suffer to exist or permit any court ordered charge or lien that is senior or pari passu to the DIP Lenders’ Charge except with respect to the Administration Charge.

(e)           Dividends; Capital Stock.  Declare or pay, directly or indirectly, any dividends or make any other distribution, or payment, whether in cash, property, securities or a combination thereof, with respect to (whether by reduction of capital, purchase or otherwise) any shares of capital stock (or any options, warrants, rights or other equity securities or agreements relating to any capital stock) of any Borrower, or set apart any sum for the aforesaid purposes, other than dividends from the Company to Quebecor Printing Holding Company and from Quebecor Printing Holding Company to the Parent.

(f)            Transactions with Affiliates.  Enter into or permit any of its Subsidiaries to enter into any transaction with any Affiliate, other than on terms and conditions at least as favorable to such Borrower or such Subsidiary as could reasonably be obtained at that time in a comparable arm’s-length transaction with a Person other than an Affiliate, except for the following: (i) any transaction between any Loan Party and any other Loan Party; (ii) any transaction between any Loan Party and any Non-Loan Party that is at least as favorable to such Loan Party as could reasonably be obtained at that time in a comparable arm’s-length transaction with a Person other than an Affiliate; (iii) reasonable and customary director, officer and employee compensation (including bonuses) and other benefits (including retirement, health, stock option and other benefit plans) and indemnification arrangements, in each case approved by the relevant Board of Directors.

(g)           Investments.  Make or hold, or permit any of its Subsidiaries to make, any Investment in any Person, except for (i) (A) ownership by the Borrowers or the Guarantors of the capital stock of each of the Subsidiaries listed on Schedule 4.01 and (B) other Investments existing on the Petition Date; (ii) Investments in Cash Equivalents and Investments by Foreign Subsidiaries in securities and deposits similar in nature to Cash Equivalents and customary in the applicable jurisdiction; (iii) advances and loans existing on the Petition Date among the Borrowers and their respective Subsidiaries (including any refinancings or extensions thereof but excluding any increases thereof or any further advances of any kind in connection therewith); (iv) Investments or intercompany loans or advances made on or after the Petition Date (A) by any Loan Party to or in any other Loan Party, (B) by any Non-Loan Party to or in any Loan Party, (C) by any Non-Loan Party to or in any other Non-Loan Party, or (D) by the Loan Parties to or in the Non-Loan Parties, in an aggregate amount not in excess of $10,000,000 outstanding at any time; (v) Investments (A) received in satisfaction or partial satisfaction of Accounts from financially troubled account debtors or in connection with the settlement of delinquent Accounts and disputes with customers and suppliers, or (B) received in settlement of debts created in the ordinary course of business and owing to any Borrower or any Subsidiary or in satisfaction of judgments; (vi) Investments (A) in the form of deposits, prepayments and other credits to suppliers made in the ordinary course of business consistent with current market practices, (B) in the form of extensions of trade credit in the ordinary course of business, or (C) in the form of prepaid expenses and deposits to other Persons in the ordinary course of business; (vii) Investments made in any Person to the extent such Investment represents the non-cash portion of consideration received for an asset sale permitted under the terms of the Loan Documents; (viii) loans or advances to directors, officers and employees for bona fide business purposes and in the ordinary course of business in an aggregate principal amount not to exceed $1,000,000 at any time outstanding; (ix) Investments constituting guaranties permitted pursuant to Section 5.02(c)(i) or (ii) above; (x) Investments by Foreign Subsidiaries in other Foreign Subsidiaries and in the Loan Parties; (xi) Investments existing on the Effective Date and described on Schedule 5.02(g) hereto; and (xii) other Investments to the extent not permitted pursuant to any other subpart of this Section in an amount not to exceed $35,000,000 in the aggregate.

(h)           Disposition of Assets.  Sell or otherwise dispose of, or permit any of its Subsidiaries to sell or otherwise dispose of, any assets (including, without limitation, the capital stock of any Subsidiary) except for (i) proposed divestitures publicly disclosed as of the Effective Date or set forth on Schedule 5.02(h); (ii) (y) sales of inventory, scrap paper, solvents or pallets by any Borrower or any of its Subsidiaries in the ordinary course of business or (z) sales by Non-Loan Parties or Loan Parties of obsolete or worn-out property or property no longer used or useful, provided that such sales by the Loan Parties shall not exceed $20,000,000 in the aggregate in any Fiscal Year; (iii) the sale, lease, transfer or other disposition of any assets (A) by any Loan Party to any other Loan Party, (B) by any Non-Loan Party to any Loan Party, or (C) by any Non-Loan Party to any other Non-Loan Party, (iv) any sale, lease, transfer or other disposition made in connection with any Investment permitted under Sections 5.02(g)(ii), (vi) or (ix) hereof; (v) licenses, sublicenses or similar transactions of intellectual property in the ordinary course of business and the abandonment of intellectual property deemed no longer useful; (vi) issuance of Equity Interests by any Subsidiary to any Borrower or any other Subsidiary to the extent such issuance of Equity Interests constitutes an Investment permitted pursuant to Section 5.02(g)(iv); (vii) transfers of receivables and receivables related assets or any interest therein by any Foreign Subsidiary in connection with any factoring or similar arrangement not to exceed $80.0 million in the aggregate; and (viii) other sales, leases, transfers or dispositions of assets for fair value at the time of such sale (as reasonably determined by the Borrowers) so long as (A) in the case of any sale or other disposition, not less than 75% of the consideration is cash, (B) no Default or Event of Default exists immediately before or after giving effect to any such sale, lease, transfer or other disposition, and (C) in the case of any sale, lease, transfer or other disposition by any Loan Party, the fair value of all such assets sold, leased, transferred or otherwise disposed of in any Fiscal Year does not exceed an amount equal to $150.0 million.

(i)            Nature of Business.  Modify or alter, or permit any of its Subsidiaries to modify or alter, in any material manner the nature and type of its business as conducted at or prior to the Petition Date or the manner in which such business is currently conducted (except as required by the Bankruptcy Code, the CCAA or any order of the Canadian Bankruptcy Court), it being understood that sales permitted by Section 5.02(h) and discontinuing operations expressly identified as operations to be discontinued in the DIP Projections shall not constitute such a material modification or alteration.

(j)            Limitation on Prepayments and Pre-Petition Obligations.  Except as otherwise allowed pursuant to any DIP Financing Orders, (i) make any payment or prepayment on or redemption or acquisition for value (including, without limitation, by way of depositing with the trustee with respect thereto money or securities before due for the purpose of paying when due) of any Debt or other obligations of the Borrowers or US Guarantors incurred prior to the Petition Date, (ii) pay any interest on any pre-Petition Debt of the Borrowers or US Guarantors (whether in cash, in kind securities or otherwise), or (iii) except as provided in any DIP Financing Orders and approved by the Required Lenders, make any payment or create or permit any Lien pursuant to Section 361 of the Bankruptcy Code (or pursuant to any other provision of the Bankruptcy Code authorizing adequate protection), or apply to the US Bankruptcy Court or the Canadian Bankruptcy Court for the authority to do any of the foregoing; provided that (x) the Company may make payments for administrative obligations that are allowed and payable under Sections 330 and 331 of the Bankruptcy Code or other expenses authorized or permitted by the CCAA Initial Order, (y) the Borrowers may prepay the obligations under the Loan Documents and make payments permitted by the First Day Orders, and (z) the Borrowers may make payments to such other claimants and in such amounts as may be consented to by the Lenders and approved by the US Bankruptcy Court or the Canadian Bankruptcy Court. In addition, no Loan Party shall permit any of its Subsidiaries to make any payment, redemption or acquisition on behalf of such Loan Party which such Loan Party is prohibited from making under the provisions of this subsection (j).

(k)           Capital Expenditures.  Make, or permit any of its Subsidiaries to make, any Capital Expenditures that would cause the aggregate of all such Capital Expenditures made by the Borrowers and their respective Subsidiaries during any Fiscal Year to exceed $150.0 million.

(l)            Mergers.  Merge into or consolidate with any Person or permit any Person to merge into it, except (i) for mergers or consolidation constituting permitted Investments under Section 5.02(g) or asset dispositions permitted pursuant to Section 5.02(h), (ii) mergers, consolidations, liquidations or dissolutions (A) by any Loan Party (other than the Borrowers) with or into any other Loan Party, (B) by any Non-Loan Party with or into any Loan Party, or (C) by any Non-Loan Party with or into any other Non-Loan Party; provided that, in the case of any such merger or consolidation, the person formed by such merger or consolidation shall be a whollyowned Subsidiary of the Borrowers, and provided further that in the case of any such merger or consolidation (x) to which any Borrower is a party, the Person formed by such merger or consolidation shall be such Borrower and (y) to which a Loan Party (other than any Borrower) is a party (other than a merger or consolidation made in accordance with subclause (B) above), the Person formed by such merger or consolidation shall be a Loan Party on the same terms; and (iii) the dissolution, liquidation or winding up of any Subsidiary of any Borrower, provided that such dissolution, liquidation or winding up could not reasonably be expected to have a Material Adverse Effect and either (x) with respect to any Subsidiary of the Borrowers organized in the United Kingdom and France and set forth on Schedule 5.02(h), the Net Cash Proceeds arising from such dissolution, liquidation or winding up are applied as required by Section 2.06(b), or (y) with respect to any other Subsidiary of any Borrower, the assets of the Person so dissolved, liquidated or wound-up are distributed to a Borrower or to a Loan Party.

(m)          Amendments of Constitutive Documents.  Amend its constitutive documents, except for amendments that could not reasonably be expected to materially affect the interests of the Lenders.

(n)           Accounting Changes.  Make or permit any changes in (i) accounting policies or reporting practices, except as permitted or required by generally accepted accounting principles, or (ii) its Fiscal Year.

(o)           Payment Restrictions Affecting Subsidiaries.  Enter into or allow to exist, or allow any Subsidiary to enter into or allow to exist, any agreement prohibiting or conditioning the ability of any Borrower or any such Subsidiary to (i) create any Lien upon any of its property or assets, (ii) make dividends to, or pay any indebtedness owed to, any Loan Party, (iii) make loans or advances to, or other Investments in, any Loan Party, or (iv) transfer any of its assets to any Loan Party other than (A) any such agreement with or in favor of the Administrative Agent or the Lenders; (B) in connection with (1) any agreement evidencing any Liens permitted pursuant to Section 5.02(a)(iv) or (vi) (so long as in the case of agreements evidencing Liens permitted under Section (a)(iv) or (vi), such prohibitions or conditions relate solely to the assets that are the subject of such Liens) or (2) any Debt permitted to be incurred under Sections 5.02(b)(vi) and (vii) above (so long as in the case of agreements evidencing Debt permitted under Section 5.02(b)(vi) or (vii), such prohibitions or conditions are limited to the assets securing such Debt; (C) any agreement setting forth customary restrictions on the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract of similar property or assets; (D) any restriction or encumbrance imposed pursuant to an agreement that has been entered into by any Borrower or any Subsidiary for the disposition of any of its property or assets so long as such disposition is otherwise permitted under the Loan Documents; (E) any such agreement imposed in connection with consignment agreements entered into in the ordinary course of business; (F) customary anti-assignment provisions contained in any agreement entered into in the ordinary course of business; (G) any agreement in existence on the Petition Date and any assumption of any such agreement permitted hereunder so long as the terms or provisions in connection with any such assumption relating to liens are no more restrictive than the agreement in effect on the Petition Date; (H) any agreement in existence at the time a Subsidiary is acquired so long as such agreement was not entered into in contemplation of such acquisition; or (I) such encumbrances or restrictions required by applicable law.

(p)           Sales and Lease Backs.  Except as set forth on Schedule 5.02(p), become or remain liable as lessee or as a guarantor or other surety with respect to any lease of any property, whether now owned or hereafter acquired (i) which such Loan Party has sold or transferred or is to sell or transfer to any other Person (other than another Loan Party) or (ii) which such Loan Party intends to use for substantially the same purpose as any other property which has been or is to be sold or transferred by a Loan Party to any Person (other than another Loan Party) in connection with such lease; provided that sales and lease backs shall be permitted with respect to property having an aggregate book value not in excess of $30,000,000.

(q)           Controlled Foreign Corporations.  Form, organize or acquire, or maintain any Investment in, any CFC, other than Quebecor World México Holding S.A de C.V., Gráficas Monte Alban S.A. de C.V., Quebecor World México D.F., S.A. de C.V. and Grafser S.A. de C.V.

(r)            Actions in Cases.  Bring a motion in the Bankruptcy Cases or CCAA Cases, as applicable, that could constitute an Default or an Event of Default pursuant to Section 6.01(q) of this Agreement.

(s)           Organizational Changes.  Change its name, type of organization, jurisdiction of organization, organizational identification number or location from those set forth in Section 4.01(b) of this Agreement without first giving at least 30 days’ prior written notice to the Collateral Agent and taking all action required by the Collateral Agent for the purpose of perfecting or protecting the security interest granted by this Agreement. If any Loan Party does not have an organizational identification number and later obtains one, it will forthwith notify the Collateral Agent of such organizational identification number.

(t)            Reclamation Claims; Bankruptcy Code Section 546(h).  (a) Make any payments or transfer any property on account of claims asserted by any vendors of any Loan Party for reclamation in accordance with Section 2-702 of the Uniform Commercial Code and Section 546(c) of the Bankruptcy Code or (b) enter into any agreements or file any motion seeking a Bankruptcy Court order for the return of property of any Loan Party to any vendor pursuant to Section 546(h) of the Bankruptcy Code in the aggregate for clauses (a) and (b) in excess of $500,000 in the aggregate.

Section 5.03 Reporting Requirements. So long as any Advance shall remain unpaid, any Letter of Credit shall be outstanding or any Lender Party shall have any Commitment hereunder, the Borrowers will furnish to the Administrative Agent:

(a)           Default Notice.  As soon as possible and in any event within three Business Days after any Responsible Officer of any Borrower has knowledge of the occurrence of each Default, a statement of a Responsible Officer (or person performing similar functions) of the Borrowers setting forth details of such Default or other event and the action that the Borrowers have taken and proposes to take with respect thereto;

(b)           Monthly Financials.  For each month, as soon as available and in any event within 30 days after the end of such month, the financial information required to be delivered to the US Bankruptcy Court or Canadian Bankruptcy Court for such month, which information shall be in form and detail satisfactory to the Required Lenders, and, without duplication, a comparison of such financial information with the projections for such month in the DIP Projections and a schedule in form reasonably satisfactory to the Initial Lenders of the computations used in determining compliance with the covenants contained in Section 5.04, all in reasonable detail and duly certified by a Responsible Officer of each Borrower;

(c)           Quarterly Financials.  Commencing with the fiscal quarter ending March 31, 2008, as soon as available and in any event within 45 days after the end of each of the first three quarters of each Fiscal Year (or such earlier date as each Borrower may be required by the SEC to deliver its Form 6-K or such later date as the SEC may permit for the delivery of such Borrower’s Form 6-K up to 60 days), a Consolidated balance sheet of the Borrowers and their respective Subsidiaries as of the end of such quarter, and Consolidated statements of income and cash flows of the Borrowers and their respective Subsidiaries for the period commencing at the end of the previous quarter and ending with the end of such quarter, and Consolidated statements of income cash flows of the Borrowers and their respective Subsidiaries for the period commencing at the end of the previous Fiscal Year and ending with the end of such quarter, setting forth, in each case in comparative form the corresponding figures for the corresponding period of the immediately preceding Fiscal Year, all in reasonable detail and duly certified (subject to normal year-end audit adjustments) by a Responsible Officer of each Borrower as having been prepared in accordance with GAAP, together with a certificate of said officer stating that no Default has occurred and is continuing or, if a Default has occurred and is continuing, a statement as to the nature thereof and the action that each Borrower has taken and proposes to take with respect thereto;

(d)           Annual Financials.  As soon as available and in any event no later than 90 days following the end of the Fiscal Year ending December 31, 2007, a copy of the annual audit report for such Fiscal Year, including therein a Consolidated balance sheet of the Borrowers and their respective Subsidiaries as of the end of such Fiscal Year and Consolidated statements of income and cash flows of the Borrowers and their respective Subsidiaries for such Fiscal Year, in each case accompanied by (A) an opinion acceptable to the Initial Lenders of independent public accountants of recognized national standing acceptable to the Initial Lenders and (B) a certificate of a Responsible Officer of each Borrower stating that no Default has occurred and is continuing or, if a Default has occurred and is continuing, a statement as to the nature thereof and the action that each Borrower has taken and proposes to take with respect thereto, together with a schedule in form reasonably satisfactory to the Initial Lenders of the computations used in determining, as of the end of such Fiscal Year, compliance with the covenants contained in Sections 5.02(k) and 5.04; provided that, in the event of any change in GAAP used in the preparation of such financial statements, each Borrower shall also provide, if necessary for the determination of compliance with Section 5.02(k) and 5.04, a statement of reconciliation conforming such financial statements to GAAP;

(e)           Annual Forecasts.  No later than the last Business Day of each Fiscal Year (commencing with the Fiscal Year ending December 31, 2008) annual forecasts of the Borrowers and their respective Consolidated Subsidiaries on a monthly basis;

(f)            Cash Flows.  Commencing January 31, 2008, (i) on the last Business Day of each month, a cash flow forecast detailing cash receipts and cash disbursements on a weekly basis for the next 13 weeks (a “Thirteen Week Forecast”), the information and calculations contained in which shall be reasonably satisfactory to the Initial Lenders and (ii) five Business Days after the end of each month, a Variance Report for the month then ended;

(g)           DIP Projections Supplement.  No later than June 30, 2008, and on any other date on which any Borrower may deliver the same to the US Bankruptcy Court or Canadian Bankruptcy Court, a supplement to the DIP Projections setting forth on a monthly basis for the remainder of the term of the Facilities an updated forecast of the information contained in the DIP Projections for such period and a written set of supporting assumptions, all in form reasonably satisfactory to the Initial Lenders;

(h)           ERISA Events and Canadian Pension Plan Events, Etc.  Promptly and in any event within 20 Business Days after any Loan Party or any ERISA Affiliate knows or has reason to know that any ERISA Event or any Canadian Pension Plan Event has occurred with respect to an ERISA Plan or a Canadian Pension Plan, as applicable, a statement of a Responsible Officer of each Borrower describing such ERISA Event or Canadian Pension Plan Event and the action, if any, that such Loan Party or such ERISA Affiliate has taken and proposes to take with respect thereto, and, on (or within 10 Business Days after) the latest date any records, documents or other information must be furnished to the PBGC or other applicable governmental authority with respect to any ERISA Plan pursuant to Section 4010 of ERISA or otherwise relating to any Canadian Pension Plan, a copy of such records, documents and information;

(i)            Plan Terminations.  Promptly and in any event within 5 Business Days after receipt thereof by any Loan Party or any ERISA Affiliate, copies of each notice from the PBGC or other governmental authority stating its intention to terminate any ERISA Plan or Canadian Pension Plan or to have a trustee or other receiver appointed to administer any ERISA Plan or any Canadian Pension Plan;

(j)            Actuarial Reports.  Promptly upon receipt thereof by any Loan Party or any ERISA Affiliate, a copy of the annual actuarial valuation report for each Single Employer Plan the funded current liability percentage (as defined in Section 302(d)(8) of ERISA) of which is less than 90% or the unfunded current liability of which exceeds $5,000,000;

(k)           Multiemployer Plan and Canadian Pension Plan Notices.  Promptly and in any event within 10 Business Days after receipt thereof by any Loan Party or any ERISA Affiliate from the sponsor of a Multiemployer Plan or a Canadian Pension Plan that is a Multiemployer

Plan not sponsored by a Loan Party, copies of each notice concerning (i) the imposition of Withdrawal Liability or other additional liability by any such Multiemployer Plan or under any such Canadian Pension Plan, where such Withdrawal Liability or additional liability, exceeds $5,000,000 (ii) the reorganization or termination, within the meaning of Title IV of ERISA or as provided under applicable laws of any such Multiemployer Plan or Canadian Pension Plan or (iii) the amount of liability incurred, or that may be incurred, by such Loan Party or any ERISA Affiliate in connection with any event described in clause (i) or (ii) above;

(l)            Canadian Pension Plans.  Promptly after the filing thereof with the appropriate governmental authority, copies of each annual report (including applicable schedules) with respect to each Single Employer Plan or Canadian Pension Plan of any Loan Party or any trust created thereunder. Promptly deliver (i) copies of each annual and other return, report or valuation with respect to each Canadian Pension Plan as filed with any applicable governmental authority; (ii) a copy of any direction, order, notice, ruling or opinion that any Loan Party may receive from any applicable governmental authority with respect to any Canadian Pension Plan; and (iii) any notification within 30 days of any increases having a cost to one or more of the Loan Parties in excess of $5,000,000 per annum in the aggregate, in the benefits of any existing Canadian Pension Plan or Canadian Benefit Plan, or the establishment of any new Canadian Pension Plan or Canadian Benefit Plan, or the commencement of contributions to any such plan to which any Loan Party was not previously contributing;

(m)          Litigation.  Promptly after the commencement thereof, notice of each unstayed action, suit, investigation, litigation and proceeding before any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, affecting any Loan Party or any of its Subsidiaries that (i) is reasonably likely to be determined adversely and if so determined adversely could be reasonably likely to have a Material Adverse Effect or (ii) purports to affect the legality, validity or enforceability of this Agreement, any Note, any other Loan Document or the consummation of the transactions contemplated hereby;

(n)           Securities Reports.  Promptly after the sending or filing thereof, copies of all proxy statements, financial statements and reports that any Borrower sends to its public stockholders, copies of all regular, periodic and special reports, and all registration statements, that any Borrowers files with the SEC or any governmental authority that may be substituted therefor, or with any national securities exchange; provided that such documents may be made available by posting on such Borrower’s website;

(o)           Environmental Conditions.  Promptly after the assertion or occurrence thereof, notice of any Environmental Action against or of any non-compliance by any Loan Party or any of its Subsidiaries with any Environmental Law or Environmental Permit that could reasonably be expected to (i) have a Material Adverse Effect or (ii) cause any real property to be subject to any restrictions on ownership, occupancy, use or transferability under any Environmental Law that could reasonably be expected to have a Material Adverse Effect;

(p)           Bankruptcy Pleadings, Etc.  Promptly after the same is available, copies of all pleadings, motions, applications, judicial information, financial information and other documents filed by or on behalf of any of the Loan Parties with the US Bankruptcy Court or the Canadian Bankruptcy Court in the Cases, or distributed by or on behalf of any of the Loan Parties to any Official Committee or Monitor appointed in the Cases, providing copies of same to the Initial Lenders and counsel for Administrative Agent; provided that such documents may be made available by posting on a website maintained by the Borrowers, and identified to the Lenders and the Administrative Agent, in connection with the Cases;

(q)           Other Information.  Such other information respecting the business, condition (financial or otherwise), operations, performance, properties or prospects of any Loan Party or any of its Subsidiaries as any Lender Party (through the Administrative Agent), the Administrative Agent or any of their advisors may from time to time reasonably request;

(r)            Tax Events.  (i) Revenue Agent Reports.  Within 30 days after receipt, copies of all Revenue Agent Reports (Internal Revenue Service Form 886), or notices of assessment or reassessment of the Canada Revenue Agency or any relevant provincial or territorial taxing authority or other written proposals of the Internal Revenue Service or the Canada Revenue Agency or any relevant provincial or territorial taxing authority, that propose, determine or otherwise set forth positive adjustments to the Canadian or United States federal or provincial or territorial income tax liability including any liability of the affiliated group (within the meaning of Section 1504(a)(1) of the Internal Revenue Code) of which any Borrower is a member or of any Loan Party or any Subsidiary of any Loan Party aggregating $25,000,000 or more. (ii) Tax Certificates. Promptly, and in any event within five Business Days after the due date (with extensions) for filing the final Federal income tax return in respect of each taxable year, a certificate (a “Tax Certificate”), signed by the President, the Chief Financial Officer or the chief accounting officer of each Borrower, stating that each such Borrower has paid to the Internal Revenue Service or other taxing authority, the full amount set out in such tax return for such year. (iii) Canadian Tax Certificates. Promptly, and in any event within 30 Business Days after the due date for filing the Canadian federal and each provincial income tax return for each Canadian Loan Party and each Canadian Subsidiary in respect of each taxation year, a certificate (the “Canadian Tax Certificate”) signed by a Responsible Officer of each Borrower that each Canadian Loan Party and each Canadian Subsidiary has paid all amounts in respect of taxes set out in such tax return for such year to the relevant taxing authority within the time required for such taxation year;

provided that each delivery pursuant to clauses (a) through (r) above may be made available by posting on the Borrowers’ website.

Section 5.04 Financial Covenants. So long as any Advance shall remain unpaid, any Letter of Credit shall be outstanding or any Lender Party shall have any Commitment hereunder, the Borrowers will:

(a)           Minimum Global EBITDAR.  Maintain Consolidated EBITDAR (pro forma for asset sales) of the Borrowers and their respective Subsidiaries as at the last day of each calendar month not less than the amount set forth below for each period set forth below, as determined for such period then ended:

Month	Period then Ended	EBITDAR
February 2008	Last 2 months	$25,800,000
March 2008	Last 3 months	$47,500,000
April 2008	Last 4 months	$80,300,000
May 2008	Last 5 months	$105,400,000
June 2008	Last 6 months	$125,400,000

July 2008	Last 7 months	$151,100,000
August 2008	Last 8 months	$181,600,000
September 2008	Last 9 months	$215,300,000
October 2008	Last 10 months	$267,400,000
November 2008	Last 11 months	$303,600,000
December 2008	Last 12 months	$327,500,000
January 2009	Last 12 months	$327,500,000
February 2009	Last 12 months	$327,500,000
March 2009	Last 12 months	$327,500,000
April 2009	Last 12 months	$327,500,000
May 2009	Last 12 months	$327,500,000
June 2009	Last 12 months	$327,500,000

(b)           Minimum Liquidity Availability. Not permit Liquidity Availability to be less than $50.0 million on any Business Day.

ARTICLE VI

EVENTS OF DEFAULT

Section 6.01  Events of Default. If any of the following events (“Events of Default”) shall occur and be continuing:

(a)           the Borrowers shall fail to pay any principal of any Advance or any unreimbursed drawing with respect to any Letter of Credit when the same shall become due and payable or any Loan Party shall fail to make any payment of interest on any Advance or any other payment under any Loan Document within three Business Days after the same becomes due and payable; or

(b)           any representation or warranty made by any Loan Party (or any of its officers) under or in connection with any Loan Document shall prove to have been incorrect in any material respect when made or deemed made; or

(c)           any Loan Party shall fail to perform or observe (i) any term, covenant or agreement contained in Sections 2.15, 5.01(c), (e), (f), (g), (k), (m), (p), (q), (r), (s), (u) or (v), 5.02, 5.03 or 5.04, (ii) any term, covenant or agreement contained in Section 5.01(l), , if such failure shall remain unremedied for 3 Business Days or (iii) any term, covenant or agreement

(other than those listed in clause (i) above) contained in Article V hereof, if such failure shall remain unremedied for 10 Business Days; or

(d)           any Loan Party shall fail to perform any other term, covenant or agreement contained in any Loan Document on its part to be performed or observed if such failure shall remain unremedied for 30 days; or

(e)           (i) any Loan Party or any of its Subsidiaries shall fail to pay any principal of, premium or interest on or any other amount payable in respect of one or more items of Debt arising after the Petition Date of the Loan Parties and their Subsidiaries (excluding Debt outstanding hereunder) that is outstanding in an aggregate principal or notional amount (or, in the case of any Hedge Agreement, an Agreement Value) of at least $10.0 million when the same becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise), and such failure shall continue after the applicable grace period, if any, specified in the agreements or instruments relating to all such Debt; or (ii) any other event shall occur or condition shall exist under the agreements or instruments relating to one or more items of Debt arising after the Petition Date of the Loan Parties and their Subsidiaries (excluding Debt outstanding hereunder) that is outstanding in an aggregate principal or notional amount of at least $10.0 million, and such other event or condition shall continue after the applicable grace period, if any, specified in all such agreements or instruments, if the effect of such event or condition is to accelerate, or to permit the acceleration of, the maturity of such Debt or otherwise to cause, or to permit the holder thereof to cause, such Debt to mature; or (iii) one or more items of Debt arising after the Petition Date of the Loan Parties and their Subsidiaries (excluding Debt outstanding hereunder) that is outstanding in an aggregate principal or notional amount (or, in the case of any Hedge Agreement, an Agreement Value) of at least $10.0 million shall be declared to be due and payable or required to be prepaid or redeemed (other than by a regularly scheduled or required prepayment or redemption), purchased or defeased, or an offer to prepay, redeem, purchase or defease such Debt shall be required to be made, in each case prior to the stated maturity thereof; or

(f)            one or more final, non-appealable judgments or orders for the payment of money in excess of $10.0 million (exclusive of any judgment or order the amounts of which are fully covered by insurance (less any applicable deductible) which is not in dispute) in the aggregate at any time, as an administrative expense of the kind specified in Section 503(b) of the Bankruptcy Code shall be rendered against any Chapter 11 Debtor and enforcement proceedings shall have been commenced by any creditor upon such judgment or order; or

(g)           one or more nonmonetary judgments or orders shall be rendered against any Loan Party or any of its Subsidiaries that is reasonably likely to have a Material Adverse Effect, and there shall be any period of 10 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; or

(h)           any provision of any Loan Document after delivery thereof pursuant to Section 3.01, Section 3.02 or Section 3.03 shall for any reason cease to be valid and binding on or enforceable against any Loan Party intended to be a party to it, or any such Loan Party shall so state in writing; or

(i)            any Collateral Document after delivery thereof pursuant to Section 3.01 or Section 3.02 shall for any reason (other than pursuant to the terms thereof) cease to create a valid and perfected lien on and security interest (or charge, as applicable) in the Collateral purported to be covered thereby; or

(j)            any ERISA Event or Canadian Pension Plan Event shall have occurred with respect to an ERISA Plan or Canadian Pension Plan, and the sum (determined as of the date of occurrence of such ERISA Event or Canadian Pension Plan Event) of the Insufficiency of such ERISA Plan or Canadian Pension Plan and the Insufficiency of any and all other ERISA Plans or Canadian Pension Plans with respect to which an ERISA Event or Canadian Pension Plan Event shall have occurred and then exist (or the liability of the Loan Parties and the ERISA Affiliates related to such ERISA Event or Canadian Pension Plan Event) exceeds $15,000,000 or requires payments exceeding $7,500,000 per annum; or

(k)           any Loan Party or any ERISA Affiliate shall have been notified by the sponsor of a Multiemployer Plan or a Canadian Pension Plan that it has incurred Withdrawal Liability or other additional liability to such Multiemployer Plan or such Canadian Pension Plan, as the case may be, in an amount that, when aggregated with all other amounts required to be paid to Multiemployer Plans by the Loan Parties and the ERISA Affiliates as Withdrawal Liability or other additional liability (determined as of the date of such notification), exceeds $15,000,000 or requires payments exceeding $7,500,000 per annum.

(l)            any Loan Party or any ERISA Affiliate shall have been notified by the sponsor of a Multiemployer Plan or a Canadian Pension Plan that such Plan is in reorganization or is being terminated, within the meaning of Title IV of ERISA or as provided under applicable laws of any such plans, and as a result of such reorganization or termination the aggregate annual contributions of the Loan Parties and the ERISA Affiliates to all Multiemployer Plans that are then in reorganization or being terminated have been or will be increased over the amounts contributed to such Multiemployer Plans or such Canadian Pension Plans for the plan years of such Plans immediately preceding the plan year in which such reorganization or termination occurs by an amount exceeding $7,500,000; or

(m)          (i) any of the Bankruptcy Cases or any of the CCAA Cases shall be dismissed or, in the case of the Bankruptcy Cases, converted to a case under Chapter 7 of the Bankruptcy Code or in the case of the CCAA Cases, converted to a liquidation proceeding under the BIA, or any Loan Party shall file a motion or other pleading or support a motion or other pleading filed by any other Person seeking the dismissal of any of the Cases concerning the Chapter 11 Debtors under Section 1112 of the Bankruptcy Code or otherwise; (ii) a trustee under Chapter 7 or Chapter 11 of the Bankruptcy Code, a responsible officer, receiver or an examiner with enlarged powers relating to the operation of the business (powers beyond those set forth in Section 1106(a)(3) and (4) of the Bankruptcy Code) under Section 1106(b) of the Bankruptcy Code is appointed in the Bankruptcy Cases and the order appointing such trustee, responsible officer, examiner, in the Bankruptcy Cases, shall not be reversed or vacated within 30 days after the entry thereof or a receiver, interim receiver, receiver and manager or trustee in bankruptcy is appointed in the CCAA Cases; (iii) an application shall be filed by any Borrower or any Chapter 11 Debtor for the approval of any other Superpriority Claim (other than the Carve-Out) in any of the Bankruptcy Cases which is pari passu with or senior to the claims of the Administrative Agent and the Lenders against any Chapter 11 Debtors pursuant to the Loan Documents and the DIP Financing Orders, or there shall arise or be granted any such pari passu or senior Superpriority Claim; or (iv) a motion shall be filed by any Borrower or any CCAA Debtor for the approval of any other superpriority charge (other than the Administration Charge) in any of the CCAA Cases which is pari passu with or senior to the DIP Lenders’ Charge against the CCAA Debtors, or there shall arise or be granted any such pari passu or senior charge; or

(n)           the US Bankruptcy Court or the Canadian Bankruptcy Court shall enter any material (in the sole discretion of the Administrative Agent) order or orders granting relief from any stay, including any order or orders granting relief from the stay arising under Section 362 of the Bankruptcy Code or granting relief from the Stay of Proceedings, including to the holder or holders of any security interest to permit foreclosure or enforcement (or the granting of a deed in lieu of foreclosure or the like) or other exercise of rights or remedies on any assets of any Borrower or any Guarantor; or

(o)           an order of the US Bankruptcy Court or Canadian Bankruptcy Court shall be entered (i) reversing, amending, staying or vacating either of the DIP Financing Orders, or the Facilities; (ii) without the written consent of the Administrative Agent and the requisite Lenders (in accordance with the provisions of Section 10.01), otherwise amending, supplementing or modifying either of the DIP Financing Orders in a manner that is reasonably determined by the Administrative Agent to be materially adverse to the Agents and the Lenders; (iii) terminating the use of cash collateral by the Borrowers or the Guarantors or (iv) granting a claim (except for the Carve-Out) which is senior or pari passu with the Superpriority Claim of the Agents and the Lenders pursuant to the Loan Documents and the DIP Financing Orders or a superpriority charge (except the Administration Charge) which is senior or pari passu with the DIP Lenders’ Charge; or

(p)           default in any material respect shall be made by any Borrower or any Guarantor in the due observance or performance of any term or condition contained in any DIP Financing Order; or

(q)           any Loan Party shall bring a motion in the Bankruptcy Cases or CCAA Cases, as applicable: (i) to obtain financing from any Person other than Lenders under Section 364(d) of the Bankruptcy Code; or (ii) to obtain financing for such Loan Party from any Person other than the Lenders under Section 364(c) of the Bankruptcy Code or with respect to the existence of any charge, in each case which is or which is claimed to be senior to or pari passu with the superpriority of the Lenders’ claims or charges (except as expressly provided herein) (in each case, other than with respect to a financing used, in whole or part, to repay in full the Obligations); or (iii) to grant any Lien other than those permitted under Section 5.02(a) upon or affecting any Collateral; or (iv) to use Cash Collateral of the Administrative Agent or Lenders under Section 363(c) of the Bankruptcy Code without the prior written consent of the Required Lenders (as provided in Section 10.01); except to pay the Carve-Out or the Administration Charge Expenses (v) to recover from any portions of the Collateral any costs or expenses of preserving or disposing of such Collateral under Section 506(c) of the Bankruptcy Code; or (vi) to effect any other action or actions adverse to the Administrative Agent or Lenders or their rights and remedies hereunder or their interest in the Collateral that would, individually or in the aggregate, have a Material Adverse Effect; or

(r)            the entry of the Final US Bankruptcy Order shall not have occurred within 45 days of the entry of the Interim Order; or

(s)           any challenge by any Loan Party to the validity of any Loan Document or the applicability or enforceability of any Loan Document or which seeks to void, avoid, limit, or otherwise adversely affect the security interest created by or in any Loan Document or any payment made pursuant thereto; or

(t)            a Change of Control shall occur; or

(u)           the filing of a Reorganization Plan in any of the Bankruptcy Cases or a plan of compromise or arrangement in the CCAA Cases that does not provide for the indefeasible payment in full upon confirmation in cash of all obligations owed to the Lenders; or

(v)           the filing of any pleading by any Loan Party seeking, or otherwise consenting to, any of the matters set forth in the foregoing clauses (m)(i), (m)(ii), (o) or (q); or

(w)          any Loan Party (other than the Parent and the Chapter 11 Debtors) shall generally not pay its debts as such debts become due, or shall admit in writing its inability to pay its debts generally, or shall make a general assignment for the benefit of creditors; or any proceeding shall be instituted by or against any such Loan Party seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee or other similar official for it or for any substantial part of its property and, in the case of any such proceeding instituted against it (but not instituted by it) that is being diligently contested by it in good faith, either such proceeding shall remain undismissed or unstayed for a period of 30 days or any of the actions sought in such proceeding (including, without limitation, the entry of an order for relief against, or the appointment of a receiver, trustee, custodian or other similar official for, it or any substantial part of its property) shall occur; or any Loan Party shall take any corporate action to authorize any of the actions set forth above in this subsection (w); or

(x)            the unpaid and overdue amount of the Priority Payables of any Loan Party at any time exceeds $5,000,000 unless the amount of same is being contested by the applicable Loan Party in good faith by appropriate proceedings promptly instituted and diligently conducted, and so long as the Administrative Agent is satisfied that the value of the Collateral, taking into consideration any Reserve, is sufficient to ensure payment of the Secured Obligations;

then, and in every such event and at any time thereafter during the continuance of such event, and without further order of or application to the US Bankruptcy Court or the Canadian Bankruptcy Court, the Administrative Agent may, and, at the request of the Required Lenders, the Administrative Agent or the Collateral Agent (subject to the terms of the Collateral Documents), shall take one or more of the following actions, at the same or different times (provided that (x) with respect to clause (iii) below, in so far as the right of set-off is to be exercised in respect of any account of a Chapter 11 Debtor, and (y) with respect to the enforcement of Liens or other remedies against the Collateral under clause (iv) below, the Collateral Agent shall provide the Borrowers (with a copy to counsel for any Committee appointed in the Cases and to the United States Trustee for the Southern District of New York and, with respect to the enforcement of Liens or other remedies against the Collateral under clause (iv) below, to any Monitor appointed in the CCAA Cases) with five (5) Business Days’ written notice prior to taking the action contemplated thereby): (i) terminate forthwith the Commitments; (ii) declare the principal of Notes, all interest thereon, any L/C Obligations and all Obligations of the Loan Parties accrued hereunder or under any other Loan Document to be forthwith due and payable, whereupon such amounts shall become forthwith due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Loan Parties, anything contained herein or in any other Loan Document to the contrary notwithstanding; (iii) subject to the Interim Order, the Final Order, as applicable, set-off amounts in the L/C Cash Collateral Account, or any other accounts of the Loan Parties and apply such amounts to the Obligations of the Loan Parties hereunder and under the other Loan Documents; and (iv) exercise, subject to the Interim Order, the Final Order or the CCAA Initial Order, as applicable, any and all remedies under this Agreement, the Loan Documents, the DIP Financing Orders, and applicable law available to the Agents and the Lenders.

Section 6.02 Actions in Respect of the Letters of Credit upon Default. If any Event of Default shall have occurred and be continuing, the Administrative Agent may, or shall at the request of the Required Lenders, irrespective of whether it is taking any of the actions described in Section 6.01 or otherwise, make demand upon the Borrowers to, and forthwith upon such demand the Borrowers will, pay to the Administrative Agent on behalf of the Lender Parties in same day funds at the Administrative Agent’s office designated in such demand, for deposit in the L/C Cash Collateral Account, an amount equal to 105% of the aggregate L/C Available Amount of all Letters of Credit then outstanding. If at any time the Administrative Agent determines that any funds held in the L/C Cash Collateral Account are subject to any right or claim of any Person other than the Administrative Agent and the Lender Parties or that the total amount of such funds is less than the aggregate L/C Available Amount of all Letters of Credit, the Borrowers will, forthwith upon demand by the Administrative Agent, pay to the Administrative Agent, as additional funds to be deposited and held in the L/C Cash Collateral Account, an amount equal to the excess of (a) such aggregate L/C Available Amount over (b) the total amount of funds, if any, then held in the L/C Cash Collateral Account that the Administrative Agent determines to be free and clear of any such right and claim.

ARTICLE VII

THE AGENTS

Section 7.01  Appointment and Authorization of the Agents. (a) Each Lender Party hereby irrevocably appoints, designates and authorizes Credit Suisse to act on its behalf as the Administrative Agent hereunder and under the other Loan Documents and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof and thereof, together with such actions and powers as are reasonably incidental thereto.

(b)           Each Lender Party hereby irrevocably appoints, designates and authorizes Credit Suisse to act on its behalf as the Collateral Agent hereunder and under the other Loan Documents and authorizes the Collateral Agent to take such actions on its behalf and to exercise such powers are delegated to the Collateral Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto, including acting as the agent of such Lender Party for purposes of acquiring, holding and enforcing any and all Liens on Collateral granted by any of the Loan Parties to secure any of the Secured Obligations.

(c)           Notwithstanding any provision to the contrary contained elsewhere herein or in any other Loan Document, no Agent shall have any duties or responsibilities, except those expressly set forth herein, nor shall any Agent have or be deemed to have any fiduciary relationship with any Lender Party or participant, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against such Agent. Without limiting the generality of the foregoing sentence, the use of the term “agent” herein and in the other Loan Documents with reference to any Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law. Instead, such term is used merely as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties.

(d)           Each Issuing Bank shall act on behalf of the Lenders with respect to any Letters of Credit issued by it and the documents associated therewith, and each Issuing Bank shall have all of the benefits and immunities (i) provided to each Agent in this Article VII with respect to any acts taken or omissions suffered by such Issuing Bank in connection with Letters of Credit issued by it or proposed to be issued by it and the applications and agreements for letters of credit pertaining to such Letters of Credit as fully as if the term “Agent” as used in this Article VII and in the definition of “Agent-Related Person” included such Issuing Bank with respect to such acts or omissions, and (ii) as additionally provided herein with respect to such Issuing Bank.

(e)           For greater certainty, and without limiting the powers of the Administrative Agent or the Collateral Agent, each of the Secured Parties hereby irrevocably constitutes Collateral Agent as the holder of an irrevocable power of attorney (fondé de pouvoir within the meaning of Article 2692 of the Civil Code of Québec) in order to hold hypothecs and security granted by any Loan Party on property pursuant to the laws of the Province of Québec in order to secure obligations of any Loan Party under any bond, debenture or similar title of indebtedness, issued by any Loan Party, and hereby agrees that the Administrative Agent may act as the bondholder and mandatary (i.e. agent) with respect to any shares, capital stock or other securities or any bond, debenture or similar title of indebtedness that may be issued by any Loan Party and pledged in favor of the Administrative Agent, for the benefit of the Secured Parties. The execution by Collateral Agent, acting as fondé de pouvoir and mandatary, prior to the Credit Agreement of any deeds of hypothec or other security documents is hereby ratified and confirmed.

Notwithstanding the provisions of Section 32 of An Act respecting the special powers of legal persons (Québec), the Administrative Agent may acquire and be the holder of any bond or debenture issued by any Loan Party (i.e. the fondé de pouvoir may acquire and hold the first bond issued under any deed of hypothec by any Loan Party).

The constitution of Collateral Agent as fondé de pouvoir, and of the Administrative Agent as bondholder and mandatary with respect to any bond, debenture, shares, capital stock or other securities that may be issued and pledged from time to time to the Administrative Agent for the benefit of the Secured Parties, shall be deemed to have been ratified and confirmed by each Person accepting an assignment of, a participation in or an arrangement in respect of, all or any portion of any Secured Parties’ rights and obligations under the Credit Agreement by the execution of an assignment, including an Acceptance, or other agreement pursuant to which it becomes such assignee or participant, and by each successor Administrative Agent by the execution of an Acceptance or other agreement, or by the compliance with other formalities, as the case may be, pursuant to which it becomes a successor Agent under the Credit Agreement.

Collateral Agent acting as fondé de pouvoir shall have the same rights, powers, immunities, indemnities and exclusions from liability as are prescribed in favor of the Administrative Agent in the Credit Agreement, which shall apply mutatis mutandis to Collateral Agent acting as fondé de pouvoir.

Section 7.02  Delegation of Duties. Each Agent may execute any of its duties under this Agreement or any other Loan Document by or through agents, employees or attorneys-in-fact and shall be entitled to advice of counsel and other consultants or experts concerning all matters pertaining to such duties. Each Agent and any such sub-agent (each a “Subagent”) may perform any and all of its duties and exercise its rights and powers by or through their respective related parties. Each such Subagent and the related parties of each Agent and each such Subagent shall be entitled to the benefits of all provisions of this Article VII and Article VIII (as though such Subagents were the “Administrative Agent” or the “Collateral Agent,” as the case may be, under the Loan Documents) as if set forth in full herein with respect thereto. No Agent shall be responsible for the negligence or misconduct of any agent or attorneyin- fact that it selects in the absence of gross negligence or willful misconduct.

Section 7.03  Liability of Agents. No Agent-Related Person shall (a) be liable for any action taken or omitted to be taken by any of them under or in connection with this Agreement or any other Loan Document or the transactions contemplated hereby (except for its own gross negligence or willful misconduct in connection with its duties expressly set forth herein), or (b) be responsible in any manner to any Lender Party or participant for any recital, statement, representation or warranty made by any Loan Party or any officer thereof, contained herein or in any other Loan Document, or in any certificate, report, statement or other document referred to or provided for in, or received by any Agent under or in connection with, this Agreement or any other Loan Document, or the validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document, or for any failure of any Loan Party or any other party to any Loan Document to perform its obligations hereunder or thereunder. No Agent-Related Person shall be under any obligation to any Lender Party or participant to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Loan Document, or to inspect the properties, books or records of any Loan Party or any Affiliate thereof.

Section 7.04  Reliance by Agents. (a) Each Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, communication, signature, resolution, representation, notice, consent, certificate, affidavit, letter, telegram, facsimile, telex or telephone message, electronic mail message, statement or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons, and upon advice and statements of legal counsel (including counsel to any Loan Party), independent accountants and other experts selected by such Agent, as applicable. Each Agent shall be fully justified in failing or refusing to take any action under any Loan Document unless it shall first receive such advice or concurrence of the Required Lenders as it deems appropriate and, if it so requests, it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. Each Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement or any other Loan Document in accordance with a request or consent of the Required Lenders (or such greater number of Lenders as may be expressly required hereby in any instance) and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders.

(b)           For purposes of determining compliance with the conditions specified in Section 3.01, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the relevant Agent or Agents shall have received notice from such Lender prior to the Effective Date specifying its objection thereto.

Section 7.05  Notice of Default. No Agent shall be deemed to have knowledge or notice of the occurrence of any Default, except with respect to defaults in the payment of principal, interest and fees required to be paid to any Agent for the account of the Lenders, unless such Agent shall have received written notice from a Lender or any Borrower referring to this Agreement, describing such Default and stating that such notice is a “Notice of Default.” The Administrative Agent will notify the Lenders of its receipt of any such notice. The Administrative Agent, in consultation with the Initial Lenders, shall take such action with respect to such Default as may be directed by the Required Lenders in accordance with Article VI; provided, however, that unless and until the Administrative Agent has received any such direction, it may (but shall not be obligated to) take such action, or refrain from taking such action, in each case, in consultation with the Initial Lenders, with respect to such Default as it shall deem advisable or in the best interest of the Lenders.

Section 7.06  Credit Decision;  Disclosure of Information by Agents. Each Lender acknowledges that no Agent-Related Person has made any representation or warranty to it, and that no act by any Agent hereafter taken, including any consent to and acceptance of any assignment or review of the affairs of any Loan Party or any Affiliate thereof, shall be deemed to constitute any representation or warranty by any Agent-Related Person to any Lender as to any matter, including whether Agent-Related Persons have disclosed material information in their possession. Each Lender represents to the Agents that it has, independently and without reliance upon any Agent-Related Person and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, prospects, operations, property, financial and other condition and creditworthiness of the Loan Parties and their respective Subsidiaries, and all applicable bank or other regulatory Laws relating to the transactions contemplated hereby, and made its own decision to enter into this Agreement and to extend credit to the Borrowers hereunder. Each Lender also represents that it will, independently and without reliance upon any Agent-Related Person and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Loan Documents, and to make such investigations as it deems necessary to inform itself as to the business, prospects, operations, property, financial and other condition and creditworthiness of each Borrower. Except for notices, reports and other documents expressly required to be furnished to the Lenders by any Agent herein, such Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, prospects, operations, property, financial and other condition or creditworthiness of any of the Loan Parties or any of their respective Affiliates which may come into the possession of any Agent- Related Person.

Section 7.07  Indemnification of Agents. Whether or not the transactions contemplated hereby are consummated, the Lenders shall indemnify upon demand each Agent-Related Person (to the extent not reimbursed by or on behalf of any Loan Party and without limiting the obligation of any Loan Party to do so), pro rata, and hold harmless each Agent-Related Person from and against any and all Indemnified Liabilities incurred by it; provided, however, that no Lender shall be liable for the payment to any Agent-Related Person of any portion of such Indemnified Liabilities to the extent determined in a final, nonappealable judgment by a court of competent jurisdiction to have resulted primarily from such Agent-Related Person’s own gross negligence or willful misconduct; provided, however, that no action taken in accordance with the directions of the Required Lenders shall be deemed to constitute gross negligence or willful misconduct for purposes of this Section. Without limitation of the foregoing, each Lender shall reimburse each Agent upon demand for its ratable share of any costs or out-of-pocket expenses (including Attorney Costs) incurred by any Agent in connection with the preparation, execution, delivery, administration, modification, amendment or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under, this Agreement, any other Loan Document, or any document contemplated by or referred to herein, to the extent that such Agent is not reimbursed for such expenses by or on behalf of the Borrowers. The undertaking in this Section shall survive termination of the Commitments, the payment of all other Obligations and the resignation of each of the Agents. In the case of an investigation, litigation or other proceeding to which the indemnity in this Section 7.07 applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by any Lender Party, its directors, shareholders or creditors and whether or not the transactions contemplated hereby are consummated.

Section 7.08  Agents in Their Individual Capacity. The Agents and their respective Affiliates may make loans to, issue letters of credit for the account of, accept deposits from, acquire Equity Interests in and generally engage in any kind of banking, trust, financial advisory, underwriting or other business with each of the Loan Parties and their respective Affiliates as though the Agents were not an Agent or Issuing Bank hereunder, as the case may be, and without notice to or consent of the Lenders. The Lenders acknowledge that, pursuant to such activities, each of the Agents and each of their respective Affiliates may receive information regarding any Loan Party or its Affiliates (including information that may be subject to confidentiality obligations in favor of such Loan Party or such Affiliate) and acknowledge that each of the Agents and their respective Affiliates shall be under no obligation to provide such information to them. With respect to its Advances, each of the Agents and their respective Affiliates shall have the same rights and powers under this Agreement as any other Lender and may exercise such rights and powers as though it were not an Agent, the Swing Line Bank or an Issuing Bank, as the case may be, and the terms “Lender” and “Lenders” include the Agents in its individual capacity.

Section 7.09  Successor Agent. Each Agent may resign from acting in such capacity upon 30 days’ prior notice to the Lenders and the Borrowers; provided that (a) any such resignation by CS shall also constitute the resignation by CS as Issuing Bank and (b) CS may resign as Collateral Agent, in whole or in part, as to some of the Collateral or all of the Collateral, upon at least 3 days prior notice to the Borrowers and the Lenders if a replacement (for all the Collateral) or supplemental (for part of the Collateral) Collateral Agent with customary experience as a collateral agent has agreed to serve in such capacity, without requiring an appointment or vote of the Required Lenders or the Borrowers, via an assignment of its applicable rules and responsibilities as acknowledged by the Administrative Agent and the amendment of any necessary filings or recordations to reflect such institution and/or replacement, the parties hereto further agreeing that they will make any reasonable changes to the Loan Documents requested by a substitute, replacement or supplemental Collateral Agent in connection with its duties and responsibilities under the Loan Documents and related matters. If an Agent resigns under this Agreement, subject to the prior sentence as to the Collateral Agent, the Required Lenders shall appoint from among the Lenders a successor agent for the Lenders with, absent the occurrence and continuation of an Event of Default, the consent of the Borrowers (such consent not to be unreasonably withheld or delayed). If no successor agent is appointed prior to the effective date of the resignation of such Agent, such Agent may appoint, after consulting with the Lenders, a successor agent from among the Lenders with, absent the occurrence and continuation of an Event of Default, the consent of the Borrowers (such consent not to be unreasonably withheld or delayed). Upon the acceptance of its appointment as successor agent hereunder, the Person acting as such successor agent shall succeed to all the rights, powers and duties of the retiring Agent and Issuing Bank and the term “Agent” shall mean such successor agent, and the retiring Agent’s appointment, powers and duties as Agent shall be terminated and in the case of the Administrative Agent, the retiring Issuing Bank’s rights, powers and duties as such shall be terminated, without any other or further act or deed on the part of such retiring Agent or Issuing Bank, as the case may be, or any other Lender, other than the obligation of the successor Issuing Bank to issue letters of credit in substitution for the Letters of Credit, if any, outstanding at the time of such succession or to make other arrangements satisfactory to the retiring Issuing Bank to effectively assume the obligations of the retiring with respect to such Letters of Credit. After any retiring Agent’s resignation hereunder as Agent, the provisions of this Article VII and Section 10.05 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Agent under this Agreement. If no successor agent has accepted appointment as Agent by the date which is 30 days following a retiring Agent’s notice of resignation, the retiring Agent’s resignation shall nevertheless thereupon become effective and the Lenders shall perform all of the duties of the Agent hereunder until such time, if any, as the Required Lenders appoint a successor agent as provided for above.

Section 7.10  Administrative Agent May File Proofs of Claim. In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to any Loan Party, the Administrative Agent (irrespective of whether the principal of any Advance shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether any Agent shall have made any demand on the Borrowers) shall be entitled and empowered, by intervention in such proceeding or otherwise:

(a)           to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Advances and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders and the Agents (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders and the Agents and their respective agents and counsel and all other amounts due the Lenders and the Agents under Sections 2.08 and 10.05) allowed in such judicial proceeding; and

(b)           to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent and its agents and counsel, and any other amounts due to the Administrative Agent under Sections 2.08 and 10.05.

Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender or to authorize the Administrative Agent to vote in respect of the claim of any Lender in any such proceeding.

Section 7.11 Collateral and Guaranty Matters.   The Lenders irrevocably authorize the Administrative Agent, at its option and in its discretion,

(a)           to release any Lien on any property granted to or held by the Administrative Agent under any Loan Document (i) upon termination of the Commitments and payment in full of all Obligations (other than contingent indemnification obligations) and the expiration or termination of all Letters of Credit, (ii) that is sold or to be sold as part of or in connection with any sale permitted hereunder or under any other Loan Document, or (iii) subject to Section 10.01, if approved, authorized or ratified in writing by the Required Lenders;

(b)           to subordinate any Lien on any property granted to or held by the Administrative Agent under any Loan Document to the holder of any Lien on such property that is permitted by Section 5.02(a);

(c)           to release any Guarantor from its obligations under the Guaranty if such Person ceases to be a Subsidiary as a result of a transaction permitted hereunder or if all of such Person’s assets are sold or liquidated as permitted under the terms of the Loan Documents and the proceeds thereof are distributed to any Borrower; and

(d)           to acquire, hold and enforce any and all Liens on Collateral granted by and of the Loan Parties to secure any of the Secured Obligations, together with such other powers and discretion as are reasonably incidental thereto.

Upon request by the Administrative Agent at any time, the Required Lenders (acting on behalf of all the Lenders) will confirm in writing the Administrative Agent’s authority to release Liens or subordinate certain Lines and other interests of the Secured Parties in particular types or items of property, or to release any Guarantor from its obligations under the Guaranty pursuant to this Section 7.11.

Section 7.12 Other Agents; Arrangers and Managers.   None of the Lenders or other Persons identified on the facing page or signature pages of this Agreement as a “syndication agent,” “book runner,” “arranger,” or “lead arranger” shall have any right, power, obligation, liability, responsibility or duty under this Agreement other than, in the case of such Lenders, those applicable to all

Lenders as such. Without limiting the foregoing, none of the Lenders or other Persons so identified shall have or be deemed to have any fiduciary relationship with any Lender. Each Lender acknowledges that it has not relied, and will not rely, on any of the Lenders or other Persons so identified in deciding to enter into this Agreement or in taking or not taking action hereunder.

ARTICLE VIII

SUBSIDIARY GUARANTY

Section 8.01 Subsidiary Guaranty.   Each Guarantor, severally, unconditionally and irrevocably guarantees (the undertaking by each Guarantor under this Article VIII being the “Guaranty”) the punctual payment when due, whether at scheduled maturity or at a date fixed for prepayment or by acceleration, demand or otherwise, of all of the Obligations of each of the other Loan Parties now or hereafter existing under or in respect of the Loan Documents (including, without limitation, any extensions, modifications, substitutions, amendments or renewals of any or all of the foregoing Obligations), whether direct or indirect, absolute or contingent, and whether for principal, interest, premium, fees, indemnification payments, contract causes of action, costs, expenses or otherwise (such Obligations being the “Guaranteed Obligations”), and agrees to pay any and all expenses (including, without limitation, reasonable fees and expenses of counsel) incurred by the Administrative Agent or any of the other Secured Parties solely in enforcing any rights under this Guaranty. Without limiting the generality of the foregoing, each Guarantor’s liability shall extend to all amounts that constitute part of the Guaranteed Obligations and would be owed by any of the other Loan Parties to the Administrative Agent or any of the other Secured Parties under or in respect of the Loan Documents but for the fact that they are unenforceable or not allowable due to the existence of a bankruptcy, reorganization or similar proceeding involving such other Loan Party.

Section 8.02 Guaranty Absolute.   Each Guarantor guarantees that the Guaranteed Obligations will be paid strictly in accordance with the terms of the Loan Documents, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Administrative Agent or any other Secured Party with respect thereto. The Obligations of each Guarantor under this Guaranty are independent of the Guaranteed Obligations or any other Obligations of any Loan Party under the Loan Documents, and a separate action or actions may be brought and prosecuted against such Guarantor to enforce this Guaranty, irrespective of whether any action is brought against any other Loan Party or whether any other Loan Party is joined in any such action or actions. The liability of each Guarantor under this Guaranty shall be absolute, unconditional and irrevocable irrespective of, and such Guarantor hereby irrevocably waives any defenses it may now or hereafter have in any way relating to, any and all of the following:

(a)           any lack of validity or enforceability of any Loan Document or any other agreement or instrument relating thereto;

(b)           any change in the time, manner or place of payment of, or in any other term of, all or any of the Guaranteed Obligations or any other Obligations of any Loan Party under the Loan Documents, or any other amendment or waiver of or any consent to departure from any Loan Document, including, without limitation, any increase in the Guaranteed Obligations resulting from the extension of additional credit to any Loan Party or any of its Subsidiaries or otherwise;

(c)           any taking, exchange, release or nonperfection of any Collateral, or any taking, release or amendment or waiver of or consent to departure from any Subsidiary Guaranty or any other guaranty, for all or any of the Guaranteed Obligations;

(d)           any manner of application of Collateral, or proceeds thereof, to all or any of the Guaranteed Obligations, or any manner of sale or other disposition of any Collateral for all or any of the Guaranteed Obligations or any other Obligations of any Loan Party under the Loan Documents, or any other property and assets of any other Loan Party or any of its Subsidiaries;

(e)           any change, restructuring or termination of the corporate structure or existence of any other Loan Party or any of its Subsidiaries;

(f)            any failure of the Administrative Agent or any other Secured Party to disclose to any Loan Party any information relating to the financial condition, operations, properties or prospects of any other Loan Party now or hereafter known to the Administrative Agent or such other Secured Party, as the case may be (such Guarantor waiving any duty on the part of the Secured Parties to disclose such information);

(g)           the failure of any other Person to execute this Guaranty or any other guarantee or agreement of the release or reduction of the liability of any of the other Loan Parties or any other guarantor or surety with respect to the Guaranteed Obligations; or

(h)           any other circumstance (including, without limitation, any statute of limitations or any existence of or reliance on any representation by the Administrative Agent or any other Secured Party) that might otherwise constitute a defense available to, or a discharge of, such Guarantor, any other Loan Party or any other guarantor or surety other than payment in full in cash of the Guaranteed Obligations.

This Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by the Administrative Agent or any other Secured Party or by any other Person upon the insolvency, bankruptcy or reorganization of any other Loan Party or otherwise, all as though such payment had not been made.

Section 8.03 Waivers and Acknowledgments.   (a) Each Guarantor hereby unconditionally and irrevocably waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Guaranteed Obligations and this Guaranty, and any requirement that the Administrative Agent or any other Secured Party protect, secure, perfect or insure any Lien or any property or assets subject thereto or exhaust any right or take any action against any other Loan Party or any other Person or any Collateral.

(b)           Each Guarantor hereby unconditionally waives any right to revoke this Guaranty, and acknowledges that this Guaranty is continuing in nature and applies to all Guaranteed Obligations, whether existing now or in the future.

(c)           Each Guarantor hereby unconditionally and irrevocably waives (i) any defense arising by reason of any claim or defense based upon an election of remedies by the Secured Parties which in any manner impairs, reduces, releases or otherwise adversely affects the subrogation, reimbursement, exoneration, contribution or indemnification rights of such Guarantor or other rights to proceed against any of the other Loan Parties, any other guarantor or any other Person or any Collateral, and (ii) any defense based on any right of setoff or counterclaim against or in respect of such Guarantor’s obligations hereunder.

(d)           Each Guarantor acknowledges that it will receive substantial direct and indirect benefits from the financing arrangements contemplated by the Loan Documents and that the waivers set forth in Section 8.02 and this Section 8.03 are knowingly made in contemplation of such benefits.

Section 8.04 Subrogation.   Each Guarantor hereby unconditionally and irrevocably agrees not to exercise any rights that it may now have or may hereafter acquire against any other Loan Party or any other insider guarantor that arise from the existence, payment, performance or enforcement of its Obligations under this Guaranty or under any other Loan Document, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Administrative Agent or any other Secured Party against such other Loan Party or any other insider guarantor or any Collateral, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from such other Loan Party or any other insider guarantor, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, until such time as all of the Guaranteed Obligations and all other amounts payable under this Guaranty shall have been paid in full in cash, all of the Letters of Credit and all Secured Hedge Agreements shall have expired or been terminated and the Commitments shall have expired or terminated. If any amount shall be paid to any Guarantor in violation of the immediately preceding sentence at any time prior to the latest of (a) the payment in full in cash of all of the Guaranteed Obligations and all other amounts payable under this Guaranty, (b) the latest date of expiration or termination of all Letters of Credit and all Secured Hedge Agreements, and (c) the Termination Date, such amount shall be held in trust for the benefit of the Administrative Agent and the other Secured Parties and shall forthwith be paid to the Administrative Agent to be credited and applied to the Guaranteed Obligations and all other amounts payable under this Guaranty, whether matured or unmatured, in accordance with the terms of the Loan Documents, or to be held as Collateral for any Guaranteed Obligations or other amounts payable under this Guaranty thereafter arising. If (i) any Guarantor shall pay to the Administrative Agent all or any part of the Guaranteed Obligations, (ii) all of the Guaranteed Obligations and all other amounts payable under this Guaranty shall have been paid in full in cash, (iii) all Letters of Credit and all Secured Hedge Agreements shall have expired or been terminated, and (iv) the Termination Date shall have occurred, the Administrative Agent and the other Secured Parties will, at such Guarantor’s request and expense, execute and deliver to such Guarantor appropriate documents, without recourse and without representation or warranty, necessary to evidence the transfer of subrogation to such Guarantor of an interest in the Guaranteed Obligations resulting from the payment made by such Guarantor.

Section 8.05 Additional Guarantors.   Upon the execution and delivery by any Person of a guaranty joinder agreement in substantially the form of Exhibit H hereto (each, a “Guaranty Supplement”), (a) such Person shall be referred to as an “Additional Guarantor” and shall become and be a Guarantor hereunder, and each reference in this Guaranty to a “Guarantor” shall also mean and be a reference to such Additional Guarantor, and each reference in any other Loan Document to a “Guarantor” shall also mean and be a reference to such Additional Guarantor, and (b) each reference herein to “this Guaranty”, “hereunder”, “hereof” or words of like import referring to this Guaranty, and each reference in any other Loan Document to the “Guaranty”, “thereunder”, “thereof” or words of like import referring to this Guaranty, shall include each such duly executed and delivered Guaranty Supplement.

Section 8.06 Continuing Guarantee; Assignments.   This Guaranty is a continuing guaranty and shall (a) remain in full force and effect until the latest of (i) the payment in full in cash of all of the Guaranteed Obligations and all other amounts payable under this Guaranty, (ii) the latest date of expiration or termination of all Letters of Credit and all Secured Hedge Agreements, and (iii) the Termination Date, (b) be binding upon each Guarantor and its successors and assigns and (c) inure to the benefit of, and be enforceable by, the Administrative Agent and the other Secured Parties and their respective successors, transferees and assigns. Without limiting the generality of clause (c) of the immediately preceding sentence, any Lender Party may assign or otherwise transfer all or any portion of its rights and obligations under this Agreement (including, without limitation, all or any portion of its Commitment or Commitments, the Advances owing to it and the Notes held by it) pursuant to Section

10.08, and such assignee or transferee shall thereupon become vested with all the benefits in respect thereof granted to such Lender Party under this Article VIII or otherwise, in each case as provided in Section 10.08.

Section 8.07 No Reliance.   Each Guarantor has, independently and without reliance upon any Agent or any Lender Party and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Guaranty and each other Loan Document to which it is or is to be a party, and such Guarantor has established adequate means of obtaining from each other Loan Party on a continuing basis information pertaining to, and is now and on a continuing basis will be completely familiar with, the business, condition (financial or otherwise), operations, performance, properties and prospects of such other Loan Party.

Section 8.08 Quebec Guarantees. To the extent that any Guarantor, whether now or at any time in the future, is located in the Province of Quebec:

(a)           it hereby agrees that it shall be liable for, and hereby absolutely, irrevocably and unconditionally guarantees, on a solidary basis and as primary obligor and not merely as surety, to the Administrative Agent and the other Secured Parties and their respective successors and assigns, the Guaranteed Obligations; and

(b)           it expressly waives and renounces the benefits of division and discussion.

ARTICLE IX

SECURITY

Section 9.01 Grant of Security. To induce the Lenders to make the Advances, and the Issuing Banks to issue Letters of Credit, the Company and each of the US Guarantors each hereby grants to the Collateral Agent, for itself and for the ratable benefit of the Secured Parties, as security for the full and prompt payment when due (whether at stated maturity, by acceleration or otherwise) of the Obligations of such Loan Party under the Loan Documents, all Cash Management Obligations of such Loan Party, all Obligations of such Loan Party under Secured Hedge Agreements, and each agreement or instrument delivered by any Loan Party pursuant to any of the foregoing (whether direct or indirect, absolute or contingent, and whether for principal, reimbursement obligations, interest, fees, premiums, penalties, indemnifications, contract causes of action, costs, expenses or otherwise) (collectively, the “Secured Obligations”) a Lien and security interest (subject only to certain Liens permitted pursuant to Section 5.02(a) and the Carve-Out as set forth in Section 2.18) in and to all Collateral of such Loan Party. “Collateral” means, except as otherwise specified in the DIP Financing Orders, all of the property and assets of the Company and each of the US Guarantors and its estate, real and personal, tangible and intangible, whether now owned or hereafter acquired or arising and regardless of where located, including but not limited to:

(a)           all Equipment;

(b)           all Inventory;

(c)           all Accounts (including, without limitation, health-care insurance receivables), chattel paper (including, without limitation, tangible chattel paper and electronic chattel paper), instruments (including, without limitation, promissory notes), deposit accounts, letter-of-credit rights, General Intangibles (including, without limitation, payment intangibles) and other obligations of any kind, whether or not arising out of or in connection with the sale or lease of goods or the rendering of services and whether or not earned by performance, and all rights now or hereafter existing in and to all supporting obligations and in and to all security agreements, mortgages, Liens, leases, letters of credit and other contracts securing or otherwise relating to the foregoing property (any and all of such accounts, chattel paper, instruments, deposit accounts, letter-of-credit rights, General Intangibles and other obligations, to the extent not referred to in clause (d), (e) or (f) below, being the “Receivables,” and any and all such supporting obligations, security agreements, mortgages, Liens, leases, letters of credit and other contracts being the “Related Contracts”);

(d)           Othe following (the “Security Collateral”):

(i)            the Initial Pledged Equity and the certificates, if any, representing the Initial Pledged Equity, and all dividends, distributions, return of capital, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Initial Pledged Equity and all subscription warrants, rights or options issued thereon or with respect thereto;

(ii)           the Initial Pledged Debt and the instruments, if any, evidencing the Initial Pledged Debt, and all interest, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Initial Pledged Debt;

(iii)          all additional shares of stock and other Equity Interests from time to time acquired by such Loan Party in any manner (such shares and other Equity Interests, together with the Initial Pledged Equity, being the “Pledged Equity”), and the certificates, if any, representing such additional shares or other Equity Interests, and all dividends, distributions, return of capital, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of such shares or other Equity Interests and all subscription warrants, rights or options issued thereon or with respect thereto;

(iv)          all additional indebtedness from time to time owed to such Loan Party (such indebtedness, together with the Initial Pledged Debt, being the “Pledged Debt”) and the instruments, if any, evidencing such indebtedness, and all interest, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of such indebtedness; and

(v)           all other investment property (including, without limitation, all (A) securities, whether certificated or uncertificated, (B) security entitlements, (C) securities accounts, (D) commodity contracts and (E) commodity accounts) in which such Loan Party has now, or acquires from time to time hereafter, any right, title or interest in any manner, and the certificates or instruments, if any, representing or evidencing such investment property, and all dividends, distributions, return of capital, interest, distributions, value, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of such investment property and all subscription warrants, rights or options issued thereon or with respect thereto (the “Pledged Investment Property”);

(e)           each agreement (including each Hedge Agreement) to which such Loan Party is now or may hereafter become a party, in each case as such agreements may be amended, amended and restated, supplemented or otherwise modified from time to time (collectively, the “Assigned Agreements”), including, without limitation, (i) all rights of such Loan Party to receive moneys due and to become due under or pursuant to the Assigned Agreements, (ii) all rights of such Loan Party to receive proceeds of any insurance, indemnity, warranty or guaranty with respect to the Assigned Agreements, (iii) claims of such Loan Party for damages arising out of or for breach of or default under the Assigned Agreements and (iv) the right of such Grantor to terminate the Assigned Agreements, to perform thereunder and to compel performance and otherwise exercise all remedies thereunder;

(f)            the following (collectively, the “Account Collateral”):

(i)            all deposit and other bank accounts (including, without limitation, the pledged deposit accounts set forth on Schedule XI, and all funds and financial assets from time to time credited thereto (including, without limitation, all Cash Equivalents), all interest, dividends, distributions, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of such funds and financial assets, and all certificates and instruments, if any, from time to time representing or evidencing such accounts;

(ii)           all promissory notes, certificates of deposit, deposit accounts, checks and other instruments from time to time delivered to or otherwise possessed by the Collateral Agent for or on behalf of such Loan Party, including, without limitation, those delivered or possessed in substitution for or in addition to any or all of the then existing Account Collateral; and

(iii)          all interest, dividends, distributions, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the then existing Account Collateral;

(g)           the following (collectively, the “Intellectual Property Collateral”):

(i)            all patents, patent applications, utility models and statutory invention registrations, all inventions claimed or disclosed therein and all improvements thereto (“Patents”);

(ii)           all trademarks, service marks, domain names, trade dress, logos, designs, slogans, trade names, business names, corporate names and other source identifiers, whether registered or unregistered (provided that no security interest shall be granted in United States intent-to-use trademark applications to the extent that, and solely during the period in which, the grant of a security interest therein would impair the validity or enforceability of such intent-to-use trademark applications under applicable federal law), together, in each case, with the goodwill symbolized thereby (“Trademarks”);

(iii)          all copyrights, including, without limitation, copyrights in Computer Software, internet web sites and the content thereof, whether registered or unregistered (“Copyrights”);

(iv)          all computer software, programs and databases (including, without limitation, source code, object code and all related applications and data files), firmware and documentation and materials relating thereto, together with any and all maintenance rights, service rights, programming rights, hosting rights, test rights, improvement rights, renewal rights and indemnification rights and any substitutions, replacements, improvements, error corrections, updates and new versions of any of the foregoing (“Computer Software”);

(v)           all confidential and proprietary information, including, without limitation, know-how, trade secrets, manufacturing and production processes and techniques, inventions, research and development information, databases and data, including, without limitation, technical data, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information (collectively, “Trade Secrets”), and all other intellectual, industrial and intangible property of any type, including, without limitation, industrial designs and mask works;

(vi)          all registrations and applications for registration for any of the foregoing, including, without limitation, those registrations and applications for registration in the United States (other than patent applications) set forth in Schedule II hereto (as such Schedule II may be supplemented from time to time by supplements to the IP Security Agreement, each such supplement being substantially in the form of Exhibit G-2 hereto (an “IP Security Agreement Supplement”), executed by such Loan Party to the Collateral Agent from time to time), together with all reissues, divisions, continuations, continuations-in-part, extensions, renewals and reexaminations thereof;

(vii)         all tangible embodiments of the foregoing, all rights in the foregoing provided by international treaties or conventions, all rights corresponding thereto throughout the world and all other rights of any kind whatsoever of such Loan Party accruing thereunder or pertaining thereto;

(viii)        all agreements, permits, consents, orders and franchises relating to the license, development, use or disclosure of any of the foregoing to which such Loan Party, now or hereafter, is a party or a beneficiary, including, without limitation, the material and key agreements not entered into in the ordinary course of business set forth in Schedule III hereto (such scheduled agreements, the “IP Agreements”); and

(ix)           any and all claims for damages and injunctive relief for past, present and future infringement, dilution, misappropriation, violation, misuse or breach with respect to any of the foregoing, with the right, but not the obligation, to sue for and collect, or otherwise recover, such damages;

(h)           all of the right, title and interest of the Loan Parties in all real property the title to which is held by the Loan Parties, or the possession of which is held by the Loan Parties pursuant to leasehold interest, and in all such leasehold interests, together in each case with all of the right, title and interest of the Loan Parties in and to all buildings, improvements, and fixtures related thereto, any lease or sublease thereof, all General Intangibles relating thereto and all proceeds thereof (collectively, the “Real Property Collateral”);

(i)            the commercial torts claims described in Schedule IX hereto (together with any commercial torts claims as to which the applicable Loan Parties have complied with the requirements of Section 5.01(t) (collectively, the “Commercial Torts Claims Collateral”);

(j)            all books and records (including, without limitation, customer lists, credit files, printouts and other computer output materials and records) of such Loan Party pertaining to any of the Collateral; and

(k)           all proceeds of, collateral for, income, royalties and other payments now or hereafter due and payable with respect to, and supporting obligations relating to, any and all of the

Collateral (including, without limitation, proceeds, collateral and supporting obligations that constitute property of the types described in clauses (a) through (j) of this Section 9.01 and this clause (k)) and, to the extent not otherwise included, all (A) payments under insurance (whether or not the Collateral Agent is the loss payee thereof), or any indemnity, warranty or guaranty, payable by reason of loss or damage to or otherwise with respect to any of the foregoing Collateral, and (B) cash;

provided that the Collateral shall exclude the Chapter 11 Debtors claims and causes of action under sections 502(d), 544, 545, 547, 548, 549, 550 or 551 of the Bankruptcy Code; provided further that, upon entry of the Final US Bankruptcy Order, the proceeds of such claims and causes of actions shall not be excluded from the Collateral.

Section 9.02 Further Assurances. (a) Each Loan Party agrees that from time to time, at the expense of such Loan Party, such Loan Party will promptly execute and deliver, or otherwise authenticate, all further instruments and documents, and take all further action that may be necessary or desirable, or that any Agent may reasonably request, in order to perfect and protect any pledge or security interest granted or purported to be granted by such Loan Party hereunder or to enable such Agent to exercise and enforce its rights and remedies hereunder with respect to any Collateral of such Loan Party. Without limiting the generality of the foregoing, each Loan Party will promptly with respect to Collateral of such Loan Party: (i) mark conspicuously each document included in Inventory, each chattel paper included in Receivables, each Related Contract, each Assigned Agreement and, at the request of the Collateral Agent, each of its records pertaining to such Collateral with a legend, in form and substance reasonably satisfactory to the Collateral Agent, indicating that such document, chattel paper, Related Contract, Assigned Agreement or Collateral is subject to the security interest granted hereby; (ii) if any such Collateral shall be evidenced by a promissory note or other instrument or chattel paper, upon request of the Collateral Agent, deliver and pledge to such Agent hereunder such note or instrument or chattel paper duly indorsed and accompanied by duly executed instruments of transfer or assignment, all in form and substance reasonably satisfactory to such Agent; (iii) execute or authenticate and file such financing or continuation statements, or amendments thereto, and such other instruments or notices, as may be necessary or desirable, or as any Agent may reasonably request, in order to perfect and preserve the security interest granted or purported to be granted by such Loan Party hereunder; (iv) at the request of any Agent, deliver to such Agent for benefit of the Secured Parties certificates representing Pledged Collateral that constitutes certificated securities, accompanied by undated stock or bond powers executed in blank, other than certificates and instruments which are pledged pursuant to the RBC Facility Loan Documents so long as the RBC Facility Loan Documents remain in effect; (v) take all action necessary to ensure that such Agent has control of Pledged Collateral and of Collateral consisting of deposit accounts, electronic chattel paper, letter-of-credit rights and transferable records as provided in Sections 9-104, 9-105, 9-106 and 9-107 of the UCC and in Section 16 of the Uniform Electronics Transactions Act, as in effect in the jurisdiction governing such transferable record; (vi) take all necessary action to ensure that such Agent’s security interest is noted on any certificate of ownership related to any Collateral evidenced by a certificate of ownership; (vii) at the reasonable request of any Agent, take commercially reasonable efforts to cause such Agent to be the beneficiary under all letters of credit that constitute Collateral, with the exclusive right to make all draws under such letters of credit, and with all rights of a transferee under Section 5-114(e) of the UCC; and (viii) deliver to such Agent evidence that all other action that such Agent may deem reasonably necessary or desirable in order to perfect and protect the security interest created by such Loan Party under this Agreement has been taken. From time to time upon reasonable request by any Agent, each Loan Party will, at such Loan Party’s expense, cause to be delivered to such Agent, for the benefit of the Secured Parties, an opinion of counsel, from outside counsel reasonably satisfactory to such Agent, as to such matters relating to the transactions contemplated by this Article IX as such Agent may reasonably request.

(b)           Each Loan Party hereby authorizes each Agent to file one or more financing or continuation statements, and amendments thereto, including, without limitation, one or more financing statements indicating that such financing statements cover all assets or all personal property (or words of similar effect) of such Loan Party, in each case without the signature of such Loan Party, and regardless of whether any particular asset described in such financing statements falls within the scope of the UCC or the granting clause of this Agreement. A photocopy or other reproduction of this Agreement or any financing statement covering the Collateral or any part thereof shall be sufficient as a financing statement where permitted by law. Each Loan Party ratifies its authorization for each Agent to have filed such financing statements, continuation statements or amendments filed prior to the date hereof.

(c)           Each Loan Party will furnish to each Agent from time to time statements and schedules further identifying and describing the Collateral of such Loan Party and such other reports in connection with such Collateral as such Agent may reasonably request, all in reasonable detail.

(d)           Notwithstanding subsections (a) and (b) of this Section 9.02, or any failure on the part of any Loan Party or any Agent to take any of the actions set forth in such subsections, the Liens and security interests granted herein shall be deemed valid, enforceable and perfected by entry of the Interim Order, CCAA Initial Order and the Final Orders, as applicable. No financing statement, notice of lien, mortgage, deed of trust or similar instrument in any jurisdiction or filing office need be filed or any other action taken in order to validate and perfect the Liens and security interests granted by or pursuant to this Agreement, the Interim Order, CCAA Initial Order or any Final Order.

Section 9.03 Rights of Lender; Limitations on Lenders’ Obligations. (a) Subject to each Loan Party’s rights and duties under the Bankruptcy Code (including Section 365 of the Bankruptcy Code), and anything herein to the contrary notwithstanding, (i) each Loan Party shall remain liable under the contracts and agreements included in such Loan Party’s Collateral to the extent set forth therein to perform all of its duties and obligations thereunder to the same extent as if this Agreement had not been executed, (ii) the exercise by the Collateral Agent of any of the rights hereunder shall not release any Loan Party from any of its duties or obligations under the contracts and agreements included in the Collateral and (iii) no Secured Party shall have any obligation or liability under the contracts and agreements included in the Collateral by reason of this Agreement or any other Loan Document, nor shall any Secured Party be obligated to perform any of the obligations or duties of any Loan Party thereunder or to take any action to collect or enforce any claim for payment assigned hereunder.

(b)           Except as otherwise provided in this subsection (b), each Loan Party will continue to collect, at its own expense, all amounts due or to become due such Loan Party under the Accounts and Related Contracts. In connection with such collections, such Loan Party may take (and, upon the occurrence and during the continuance of an Event of Default, at the Collateral Agent’s direction, will take) such action as such Loan Party or the Collateral Agent may deem necessary or advisable to enforce collection of the Accounts and Related Contracts; provided, however, that, subject to any requirement of notice provided in the DIP Financing Orders or in Section 6.01, the Collateral Agent shall have the right at any time, upon the occurrence and during the continuance of an Event of Default, to notify the obligors under any Accounts and Related Contracts of the assignment of such Accounts and Related Contracts to the Collateral Agent and to direct such obligors to make payment of all amounts due or to become due to such Loan Party thereunder directly to the Collateral Agent and, upon such notification and at the expense of such Loan Party, to enforce collection of any such Accounts and Related Contracts, to adjust, settle or compromise the amount or payment thereof, in the same manner and to the same extent as such Loan Party might have done, and to otherwise exercise all rights with respect to such Accounts and Related Contracts, including, without limitation, those set forth in Section 9-607 of the UCC. Upon and during the exercise by the Collateral Agent on behalf of the Lenders of any of the remedies described in the proviso of the immediately preceding sentence, (i) any and all amounts and proceeds (including, without limitation, instruments) received by such Loan Party in respect of the Accounts and Related Contracts of such Loan Party shall be received in trust for the benefit of the Collateral Agent hereunder, shall be segregated from other funds of such Loan Party and shall be forthwith paid over to the Collateral Agent in the same form as so received (with any necessary endorsement) to be deposited in a collateral account maintained with the Collateral Agent and applied as provided in Section 9.07(b) and (ii) such Loan Party will not adjust, settle or compromise the amount or payment of any Account or amount due on any Related Contract, release wholly or partly any obligor thereof, or allow any credit or discount thereon. No Loan Party will permit or consent to the subordination of its right to payment under any of the Accounts and Related Contracts to any other indebtedness or obligations of the obligor thereof.

(c)           Each Initial Lender shall have the right to make test verification of the Accounts (other than Accounts that any Loan Party is required to maintain as “classified”) in any manner and through any medium that it considers advisable in its reasonable discretion, and each Loan Party agrees to furnish all such assistance and information as any Initial Lender may reasonably require in connection therewith.

Section 9.04  Covenants of the Loan Parties with Respect to Collateral. Each Loan Party hereby covenants and agrees with the Collateral Agent that from and after the date of this Agreement and until the Secured Obligations (other than contingent indemnification obligations which are not then due and payable) are fully satisfied or cash collateralized:

(a)           Delivery and Control of Pledged Collateral.

(i)            All certificates or instruments (other than certificates and instruments in the possession of the Prepetition Agent, so long as they are in possession by the Prepetition Agent) representing or evidencing Pledged Collateral shall be delivered to and held by or on behalf of the Collateral Agent pursuant hereto at the request of the Collateral Agent, and shall be in suitable form for transfer by delivery, or shall be accompanied by duly executed instruments of transfer or assignment in blank, all in form and substance reasonably satisfactory to the Collateral Agent, other than certificates and instruments which are pledged pursuant to the RBC Facility Loan Documents so long as the RBC Facility Loan Documents remain in effect. In addition, the Collateral Agent shall have the right at any time to exchange certificates or instruments representing or evidencing Pledged Collateral for certificates or instruments of smaller or larger denominations.

(ii)           With respect to any Pledged Collateral in which any Loan Party has any right, title or interest and that constitutes an uncertificated security, upon the request of the Collateral Agent such Loan Party will cause the issuer thereof either (i) to register the Collateral Agent as the registered owner of such security or (ii) to agree in an authenticated record with such Loan Party and the Collateral Agent that such issuer will comply with instructions with respect to such security originated by the Collateral Agent without further consent of such Loan Party, such authenticated record to be in form and substance reasonably satisfactory to the Collateral Agent. With respect to any Pledged Collateral in which any Loan Party has any right, title or interest and that is not an uncertificated security, upon the request of the Collateral Agent, such Loan Party will notify each such issuer of Pledged Equity that such Pledged Equity is subject to the security interest granted hereunder.

(iii)          Except as provided in Section 9.07, such Loan Party shall be entitled to receive all cash dividends paid in respect of the Initial Pledged Collateral (other than liquidating or distributing dividends) with respect to the Initial Pledged Equity. Any sums paid upon or in respect of any of the Pledged Equity upon the liquidation or dissolution of any issuer of any of the Initial Pledged Equity, any distribution of capital made on or in respect of any of the Initial Pledged Equity or any property distributed upon or with respect to any of the Initial Pledged Equity pursuant to the recapitalization or reclassification of the capital of any issuer of Initial Pledged Equity or pursuant to the reorganization thereof shall be delivered to the Collateral Agent to hold as collateral for the Secured Obligations; provided that this obligation is subject in all respects to the rights previously granted with respect to certain Pledged Equity pursuant to the RBC facility Loan Documents.

(iv)          Except as provided in Section 9.07, such Loan Party will be entitled to exercise all voting, consent and corporate rights with respect to Pledged Equity; provided, however, that no vote shall be cast, consent given or right exercised or other action taken by such Loan Party which would impair the Pledged Collateral or which would be inconsistent in any material respect with or result in any violation of any provision of this Agreement or any other Loan Document or, without prior notice to the Collateral Agent, to enable or take any other action to permit any issuer of Pledged Equity to issue any stock or other equity securities of any nature or to issue any other securities convertible into or granting the right to purchase or exchange for any stock or other equity securities of any nature of any issuer of Pledged Equity other than issuances, transfers and grants to a Loan Party.

(v)           Such Loan Party shall not grant control over any investment property to any Person other than the Collateral Agent, except to the extent permitted pursuant to this Agreement.

(vi)          In the case of each Loan Party which is an issuer of Pledged Equity, such Loan Party agrees to be bound by the terms of this Agreement relating to the Pledged Equity issued by it and will comply with such terms insofar as such terms are applicable to it.

(b)           Maintenance of Records.   Such Loan Party will keep and maintain, at its own cost and expense, satisfactory and complete records of the Collateral, in all material respects, including, without limitation, a record of all payments received and all credits granted with respect to the Collateral and all other material dealings concerning the Collateral. For the Collateral Agent’s further security, each Loan Party agrees that the Collateral Agent shall have a property interest in all of such Loan Party’s books and records pertaining to the Collateral and, upon the occurrence and during the continuation of an Event of Default, such Loan Party shall deliver and turn over any such books and records to the Collateral Agent or to its representatives at any time on demand of the Collateral Agent.

(c)           Indemnification With Respect to Collateral.   In any suit, proceeding or action brought by the Collateral Agent relating to any Collateral for any sum owing thereunder or to enforce any provision of any Collateral, such Loan Party will save, indemnify and keep the Secured Parties harmless from and against all expense, loss or damage suffered by the Secured Parties by reason of any defense, setoff, counterclaim, recoupment or reduction of liability whatsoever of the obligor thereunder, arising out of a breach by such Loan Party of any obligation thereunder or arising out of any other agreement, indebtedness or liability at any time owing to, or in favor of, such obligor or its successors from such

Loan Party, and all such obligations of such Loan Party shall be and remain enforceable against and only against such Loan Party and shall not be enforceable against the Collateral Agent.

(d)           Limitation on Liens on Collateral.   Such Loan Party will not create, permit or suffer to exist, and will defend the Collateral against and take such other action as is necessary to remove, any Lien on the Collateral except Liens permitted under Section 5.02(a) and will defend the right, title and interest of the Collateral Agent in and to all of such Loan Party’s rights under the Collateral against the claims and demands of all Persons whomsoever other than claims or demands arising out of Liens permitted under Section 5.02(a).

(e)           As to Intellectual Property Collateral.

(i)            Except as set forth in the last sentence of this clause (i), with respect to each item of its Intellectual Property Collateral, each Loan Party agrees to take, at its expense, all necessary steps, including, without limitation, in the U.S. Patent and Trademark Office, the U.S. Copyright Office and any other United States governmental authority, to (A) maintain the validity and enforceability of such Intellectual Property Collateral and maintain such Intellectual Property Collateral in full force and effect, and (B) pursue the registration and maintenance of each patent, trademark, or copyright registration or application, now or hereafter included in such Intellectual Property Collateral of such Loan Party, including, without limitation, the payment of required fees and taxes, the filing of responses to office actions issued by the U.S. Patent and Trademark Office, the U.S. Copyright Office or other governmental authorities, the filing of applications for renewal or extension, the filing of affidavits under Sections 8 and 15 of the U.S. Trademark Act, the filing of divisional, continuation, continuation-in-part, reissue and renewal applications or extensions, the payment of maintenance fees and the participation in interference, reexamination, opposition, cancellation, infringement and misappropriation proceedings. Except to the extent permitted pursuant to this Agreement, no Loan Party shall, without the written consent of the Collateral Agent, discontinue use of or otherwise abandon any Intellectual Property Collateral, or abandon any right to file an application for patent, trademark, or copyright, unless such Loan Party shall have previously determined that such use or the pursuit or maintenance of such Intellectual Property Collateral is no longer desirable in the conduct of such Loan Party’s business and that the loss thereof could not be reasonably likely to have a Material Adverse Effect, in which case, such Loan Party will give notice quarterly of any such abandonment to the Collateral Agent.

(ii)           Each Loan Party shall take all steps which it or the Collateral Agent deems reasonable and appropriate under the circumstances to preserve and protect each item of its Intellectual Property Collateral, including, without limitation, maintaining the quality of any and all products or services used or provided in connection with any of the Trademarks, consistent with the quality of the products and services as of the date hereof, and taking all steps necessary to ensure that all licensed users of any of the Trademarks use such consistent standards of quality.

(iii)          Each Loan Party agrees that should it obtain a material ownership interest in any item of the type set forth in Section 9.01(g) that is not on the date hereof a part of the Intellectual Property Collateral (“After-Acquired Intellectual Property”) (i) the provisions of this Agreement shall automatically apply thereto, and (ii) any such After- Acquired Intellectual Property and, in the case of trademarks, the goodwill symbolized thereby, shall automatically become part of the Intellectual Property Collateral subject to the terms and conditions of this Agreement with respect thereto. At the end of each quarter, each Loan Party shall give prompt written notice to the Collateral Agent identifying the After-Acquired Intellectual Property (other than patent applications and trade secrets, the disclosure of which shall not be required until a patent is issued) acquired during such quarter, and such Loan Party shall execute and deliver to the Collateral Agent with such written notice, or otherwise authenticate, an IP Security Agreement Supplement covering such After-Acquired Intellectual Property and any newly issued patents, which IP Security Agreement Supplement may be recorded with the U.S. Patent and Trademark Office, the U.S. Copyright Office and any other governmental authorities necessary to perfect the security interest hereunder in such After-Acquired Intellectual Property.

Section 9.05 Performance by Agent of the Loan Parties’ Obligations.  (a) Collateral Agent Appointed Attorney-in-Fact. Each Loan Party hereby irrevocably appoints the Collateral Agent such Loan Party’s attorney-in-fact after the occurrence and during the continuance of an Event of Default, with full authority in the place and stead of such Loan Party and in the name of such Loan Party or otherwise, from time to time, in the Collateral Agent’s discretion, to take any action and to execute any instrument that the Collateral Agent may deem necessary or advisable to accomplish the purposes of this Agreement, including, without limitation:

(i)            to obtain and adjust insurance required to be paid to the Collateral Agent pursuant to this Agreement,

(ii)           to ask for, demand, collect, sue for, recover, compromise, receive and give acquittance and receipts for moneys due and to become due under or in respect of any of the Collateral,

(iii)          to receive, indorse and collect any drafts or other instruments, documents and chattel paper, in connection with clause (i) or (ii) above, and

(iv)          to file any claims or take any action or institute any proceedings that the Collateral Agent may deem necessary or desirable for the collection of any of the Collateral or otherwise to enforce the rights of the Collateral Agent with respect to any of the Collateral.

(b)           Collateral Agent May Perform.  If any Loan Party fails to perform any agreement contained herein, the Collateral Agent may, as the Collateral Agent deems necessary to protect the security interest granted hereunder in the Collateral or to protect the value thereof, but without any obligation to do so and without notice, itself perform, or cause performance of, such agreement, and the expenses of the Collateral Agent incurred in connection therewith shall be payable by such Loan Party under Section 10.05.

(c)           Performance of such Loan Party’s agreements as permitted under this Section 9.05 shall in no way constitute a violation of the automatic stay provided by Section 362 of the Bankruptcy Code and each Loan Party hereby waives applicability thereof. Moreover, the Collateral Agent shall in no way be responsible for the payment of any costs incurred in connection with preserving or disposing of Collateral pursuant to Section 506(c) of the Bankruptcy Code and the Collateral may not be charged for the incurrence of any such cost.

Section 9.06 The Collateral Agent’s Duties.   Anything contained herein to the contrary notwithstanding, the Collateral Agent may from time to time, when the Collateral Agent deems it to be necessary, appoint one or more Subagents for the Collateral Agent hereunder with respect to all or any part of the Collateral. In the event that the Collateral Agent so appoints any Subagent with respect to any Collateral, (i) the assignment and pledge of such Collateral and the security interest granted in such Collateral by each Loan Party hereunder shall be deemed for purposes of this Security Agreement to have been made to such Subagent, in addition to the Collateral Agent, for the ratable benefit of the Secured Parties, as security for the Secured Obligations of such Loan Party, (ii) such Subagent shall automatically be vested, in addition to the Collateral Agent, with all rights, powers, privileges, interests and remedies of the Collateral Agent hereunder with respect to such Collateral, and (iii) the term “Collateral Agent,” when used herein in relation to any rights, powers, privileges, interests and remedies of the Collateral Agent with respect to such Collateral, shall include such Subagent; provided, however, that no such Subagent shall be authorized to take any action with respect to any such Collateral unless and except to the extent expressly authorized in writing by the Collateral Agent.

Section 9.07  Remedies.  If any Event of Default shall have occurred and be continuing:

(a)           Subject to and in accordance with the DIP Financing Orders, the Collateral Agent may exercise in respect of the Collateral, in addition to other rights and remedies provided for herein or otherwise available to it (including under the Canadian Security Documents), all the rights and remedies of a secured party upon default under the UCC or PPSA (whether or not the UCC or PPSA applies to the affected Collateral) and also may: (i) require each Loan Party to, and each Loan Party hereby agrees that it will at its expense and upon request of the Collateral Agent forthwith, assemble all or part of the Collateral as directed by the Collateral Agent and make it available to the Collateral Agent at a place and time to be designated by the Collateral Agent that is reasonably convenient to both parties; (ii) without notice except as specified below or in the DIP Financing Orders, sell the Collateral or any part thereof in one or more parcels at public or private sale, at any of the Collateral Agent’s offices or elsewhere, for cash, on credit or for future delivery, and upon such other terms as the Collateral Agent may deem commercially reasonable; (iii) occupy any premises owned or leased by any of the Loan Parties where the Collateral or any part thereof is assembled or located for a reasonable period in order to effectuate its rights and remedies hereunder or under law, without obligation to such Loan Party in respect of such occupation; and (iv) exercise any and all rights and remedies of any of the Loan Parties under or in connection with the Collateral, or otherwise in respect of the Collateral, including, without limitation, (A) any and all rights of such Loan Party to demand or otherwise require payment of any amount under, or performance of any provision of, the Accounts, the Related Contracts and the other Collateral, (B) withdraw, or cause or direct the withdrawal, of all funds with respect to the Account Collateral and (C) exercise all other rights and remedies with respect to the Accounts, the Related Contracts and the other Collateral, including, without limitation, those set forth in Section 9-607 of the UCC. Each Loan Party agrees that, to the extent notice of sale shall be required by law, at least 10 days’ notice to such Loan Party of the time and place of any public sale or the time after which any private sale is to be made shall constitute reasonable notification. The Collateral Agent shall not be obligated to make any sale of Collateral regardless of notice of sale having been given. The Collateral Agent may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned.

(b)           Any cash held by or on behalf of the Collateral Agent and all cash proceeds received by or on behalf of the Collateral Agent in respect of any sale of, collection from, or other realization upon all or any part of the Collateral may, in the discretion of the Collateral Agent, be held by the Collateral Agent as collateral for, and/or then or at any time thereafter applied (after payment of any amounts payable to the Collateral Agent pursuant to Section 9.08) in whole or in part by the Collateral Agent for the ratable benefit of the Secured Parties against, all or any part of the Secured Obligations, in the following manner:

(i)            first, paid ratably to each Agent for any amounts then owing to such Agent pursuant to Section 10.05 or otherwise under the Loan Documents; and

(ii)           second,

(A) in the case of the Revolving Credit Priority Collateral, first ratably (1) paid to the Revolving Credit Lenders for any amounts then owing to them, in their capacities as such, in respect of the Obligations under or in connection with the Revolving Credit Facility ratably in accordance with such respective amounts then owing to such Revolving Credit Lenders (2) paid to each Lender Party (or its applicable Affiliate) for any amounts then owing to such Lender Party (or such Affiliate) in respect of Cash Management Obligations and (3) deposited as Collateral in the L/C Cash Collateral Account up to an amount equal to 105% of the aggregate L/C Available Amount of all outstanding Letters of Credit, provided that in the event that any such Letter of Credit is drawn, the Collateral Agent shall pay to the Issuing Bank that issued such Letter of Credit the amount held in the L/C Cash Collateral Account in respect of such Letter of Credit, provided further that, to the extent that any such Letter of Credit shall expire or terminate undrawn and as a result thereof the amount of the Collateral in the L/C Cash Collateral Account shall exceed 105% of the aggregate L/C Available Amount of all then outstanding Letters of Credit, such excess amount of such Collateral shall be applied in accordance with the remaining order of priority set out in this Section 9.07(b) and second ratably paid (1) to the Term Lenders for any amounts then owing to them, in their capacities as such, in respect of the Obligations under or in connection with the Term Facility and (2) to each Lender Party (or its applicable Affiliate) for any amounts then owing to such Lender Party (or such Affiliate) in respect of Secured Hedge Agreements;

(B) in the case of the Term Priority Collateral, first ratably paid (1) to the Term Lenders for any amounts then owing to them, in their capacities as such, in respect of or in connection with the Obligations under the Term Facility and (2) to each Lender Party (or its applicable Affiliate) for any amounts then owing to such Lender Party (or such Affiliate) in respect of Secured Hedge Agreements and second ratably (1) paid to the Revolving Credit Lenders for any amounts then owing to them, in their capacities as such, in respect or in connection with of the Obligations under the Revolving Credit Facility ratably in accordance with such respective amounts then owing to such Revolving Credit Lenders, (2) paid to each Lender Party (or its applicable Affiliate) for any amounts then owing to such Lender Party (or such Affiliate) in respect of Cash Management Obligations and (3) deposited as Collateral in the L/C Cash Collateral Account up to an amount equal to 105% of the aggregate L/C Available Amount of all outstanding Letters of Credit, provided that in the event that any such Letter of Credit is drawn, the Collateral Agent shall pay to the Issuing Bank that issued such Letter of Credit the amount held in the L/C Cash Collateral Account in respect of such Letter of Credit, provided further that, to the extent that any such Letter of Credit shall expire or terminate undrawn and as a result thereof the amount of the Collateral in the L/C Cash Collateral Account shall exceed 105% of the aggregate L/C Available Amount of all then outstanding Letters of Credit, such excess amount of such Collateral shall be applied in accordance with the remaining order of priority set out in this Section 9.07(b);

(iii)          third, paid ratably to each Lender Party (or its applicable Affiliate) for any amounts then owing to such Lender Party (or such Affiliate), for any other obligations;

(iv)          fourth, the remainder, if any, paid ratably the Borrowers.

(c)           All payments received by any Loan Party under or in connection with the Collateral shall be received in trust for the benefit of the Collateral Agent, and after the occurrence, continuance and declaration of an Event of Default, shall be segregated from other funds of such Loan Party and shall be forthwith paid over to the Collateral Agent in the same form as so received (with any necessary endorsement).

(d)           The Collateral Agent may, without notice to any Loan Party except as required by law or by the DIP Financing Orders and at any time or from time to time, charge, set off and otherwise apply all or any part of the Secured Obligations against any funds held with respect to the Account Collateral or in any other deposit account.

(e)           In the event of any sale or other disposition of any of the Intellectual Property Collateral of any Loan Party, the goodwill symbolized by any Trademarks subject to such sale or other disposition shall be included therein, and such Loan Party shall supply to the Collateral Agent or its designee such Loan Party’s know-how and expertise, and documents and things relating to any Intellectual Property Collateral subject to such sale or other disposition, and such Loan Party’s customer lists and other records and documents relating to such Intellectual Property Collateral and to the manufacture, distribution, advertising and sale of products and services of such Loan Party.

(f)            The Collateral Agent is authorized, in connection with any sale of the Pledged Collateral pursuant to this Section 9.07, to deliver or otherwise disclose to any prospective purchaser of the Pledged Collateral any information in its possession relating to such Pledged Collateral.

(g)           To the extent that any rights and remedies under this Section 9.07 would otherwise be in violation of any stay, including the stay arising under Section 362 of the Bankruptcy Code or the Stay of Proceedings, such stay shall be deemed modified, as set forth in the Interim Order, CCAA Initial Order or the Final US Bankruptcy Order, as applicable, to the extent necessary to permit the Collateral Agent to exercise such rights and remedies.

Section 9.08  Modifications.  (a) Except as specifically contemplated in the Interim Order or CCAA Initial Order in respect of collateral arrangements between the Revolving Credit Facility and the Term Facility upon and following entry of the Final Orders, the Liens, lien priority, administrative priorities and other rights and remedies granted to the Collateral Agent for the benefit of the Lenders pursuant to this Agreement and the DIP Financing Orders (specifically, including, but not limited to, the existence, perfection and priority of the Liens provided herein and therein and the administrative priority provided herein and therein) shall not be modified, altered or impaired in any manner by any other financing or extension of credit or incurrence of Debt by any of the Loan Parties (pursuant to Section 364 of the Bankruptcy Code or otherwise), or by any dismissal or conversion of any of the Cases, or by any other act or omission whatsoever (other than in connection with any disposition permitted hereunder).

Without limitation, notwithstanding any such order, financing, extension, incurrence, dismissal, conversion, act or omission:

(i)            except for the Carve-Out and Administrative Charge having priority over the Secured Obligations, no costs or expenses of administration which have been or may be incurred in any of the Cases or any conversion of the same or in any other proceedings related thereto, and no priority claims, are or will be prior to or on a parity with any claim of the Collateral Agent or the Lenders against the Loan Parties in respect of any Obligation;

(ii)           the liens and security interests granted herein and in the DIP Financing Orders shall constitute valid and perfected first priority liens and security interests (subject only to (A) the Carve-Out and Administrative Charge, (B) valid and perfected liens, (C) Permitted Liens in existence on the Petition Date and junior to such valid and perfected Liens and Liens permitted pursuant to Section 5.02(a), and (D) only to the extent such post-petition perfection is expressly permitted by the Bankruptcy Code, valid, nonavoidable and enforceable Liens existing as of the Petition Date, but perfected after the Petition Date, in accordance with subsections 364(c)(2) and (3) and 364(d) of the Bankruptcy Code, and shall be prior to all other Liens and security interests (other than those set forth in sub-clauses (A) through (D) herein), now existing or hereafter arising, in favor of any other creditor or any other Person whatsoever (except that the execution and delivery of local law governed pledge or analogous documentation with respect to Equity Interests in Subsidiaries of the Borrowers organized in jurisdictions outside the United States, and the filing, notarization, registration or other publication thereof, and the taking of other actions, if any, required under local law of the relevant jurisdictions of organization for the effective grant and perfection of a Lien on such Equity Interests under laws of such jurisdictions or organization outside the United States, may be required in order to fully grant, perfect and protect such security interests under such local laws); and

(iii)          the liens and security interests granted hereunder shall continue valid and perfected without the necessity that financing statements be filed or that any other action be taken under applicable nonbankruptcy law.

(b)           Notwithstanding any failure on the part of any Loan Party or the Collateral Agent or the Lenders to perfect, maintain, protect or enforce the liens and security interests in the Collateral granted hereunder, the Interim Order, CCAA Initial Order and the Final US Bankruptcy Order (when entered) shall automatically, and without further action by any Person, perfect such liens and security interests against the Collateral.

Section 9.09  Release; Termination.  (a) Upon any sale, lease, transfer or other disposition of any item of Collateral of any Loan Party in accordance with the terms of the Loan Documents (other than sales of Inventory in the ordinary course of business), the Collateral Agent will, at such Loan Party’s expense, execute and deliver to such Loan Party such documents as such Loan Party shall reasonably request to evidence the release of such item of Collateral from the assignment and security interest granted hereby; provided, however, that (i) at the time of such request and such release no Default shall have occurred and be continuing, (ii) such Loan Party shall have delivered to the Collateral Agent, at least 5 Business Days prior to the date of the proposed release, a written request for release describing the item of Collateral and the terms of the sale, lease, transfer or other disposition in reasonable detail, including, without limitation, the price thereof and any expenses in connection therewith, together with a form of release for execution by the Collateral Agent and a certificate of such

Loan Party to the effect that the transaction is in compliance with the Loan Documents and as to such other matters as the Collateral Agent may request, and (iii) the proceeds of any such sale, lease, transfer or other disposition required to be applied, or any payment to be made in connection therewith, in accordance with Section 2.06 shall, to the extent so required, be paid or made to, or in accordance with the instructions of, the Collateral Agent when and as required under Section 2.06, and (iv) in the case of Collateral sold or disposed of, the release of a Lien created hereby will not be effective until the receipt by the Collateral Agent of the Net Cash Proceeds arising from the sale or disposition of such Collateral.

(b)           Upon the latest of (i) the payment in full in cash of the Secured Obligations (other than contingent indemnification obligations which are not then due and payable), (ii) the Termination Date and (iii) the termination or expiration of all Letters of Credit, the pledge and security interest granted hereby shall terminate and all rights to the Collateral shall revert to the applicable Loan Party. Upon any such termination, the Collateral Agent will, at the applicable Loan Party’s expense, execute and deliver to such Loan Party such documents as such Loan Party shall reasonably request to evidence such termination.

ARTICLE X

MISCELLANEOUS

Section 10.01  Amendments, Etc.  No amendment or waiver of any provision of this Agreement or any other Loan Document, and no consent to any departure by any Borrower or any other Loan Party therefrom, subject to the provisions of Section 10.15, shall be effective unless in writing signed by the Required Lenders (or the Initial Lenders, as applicable) and the Borrowers or the applicable Loan Party, as the case may be, and acknowledged by the Administrative Agent, and each such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided, however, that no such amendment, waiver or consent shall:

(a)           waive any condition set forth in Section 3.01(a) without the written consent of each Initial Lender;

(b)           extend or increase the Commitment of any Lender (or reinstate any Commitment terminated pursuant to Section 2.05 or Section 6.01) without the written consent of such Lender;

(c)           postpone any date fixed by this Agreement or any other Loan Document for any payment of principal, interest, fees or other amounts due to the Lenders (or any of them) hereunder or under any other Loan Document without the written consent of each Lender directly affected thereby;

(d)           reduce the principal of, or the rate of interest specified herein on, any Advance, or any fees or other amounts payable hereunder or under any other Loan Document without the written consent of each Lender directly affected thereby;

(e)           change (i) Section 2.02(a) in a manner that would alter the pro rata nature of Borrowings required thereby, (ii) Section 2.14 in a manner that would alter the pro rata sharing of payments required thereby or (iii) Section 9.07(b) in a manner that would alter the pro rata sharing of cash and cash proceeds required thereby, in each case with respect to clauses (i), (ii) and (iii) of this Section 10.01(e), without the written consent of each Lender;

(f)            change the definition of “Required Lenders” or any other provision hereof specifying the number or percentage of Lenders required to amend, waive or otherwise modify any rights hereunder or grant any consent hereunder, without the written consent of each Lender;

(g)           amend, restate, supplement or otherwise modify any provision of this Agreement or the DIP Financing Orders in any manner that would impair the interests of the Lenders in Priority Collateral under either the Revolving Credit Facility or the Term Facility, in each case without the consent of Lenders holding a majority in interest of the Obligations under such Facility;

(h)           except in connection with a transaction permitted under this Agreement, release all or substantially all of the value of the Guaranty (including any Guaranty from Foreign Guarantors), taken as a whole, or release all or a material portion of the Collateral or release the superpriority claim without the written consent of each Lender;

(i)            amend, modify or waive the provisions of Section 5.04(b) without the consent of the Supermajority Revolving Credit Lenders as well as the Required Lenders; and

(j)            change the definition of any of “Revolving Credit Availability”, “Eligible Inventory”, “Eligible Receivables”, “Initial Lenders”, “DIP Revolving Credit Facility Usage”, “Inventory Value”, “Reserves”, “DIP Borrowing Base”, “Borrowing Base Certificate”, “Borrowing Base Availability”, “Borrowing Base Deficiency”, “Net Orderly Liquidation Value”, “Orderly Liquidation Value Percentage”, or “Borrowing Base Availability Threshold”, or any change to Section 5.01(s) of this Agreement, in each case, without the written consent of the Supermajority Revolving Credit Lenders as well as the Required Lenders;

and provided further that (i) no amendment, waiver or consent shall, unless in writing and signed by the Issuing Banks, as the case may be, in addition to the Lenders required above, affect the rights or duties of the Issuing Banks, as the case may be, under this Agreement or any Letter of Credit Application relating to any Letter of Credit issued or to be issued by it; (ii) no amendment, waiver or consent shall, unless in writing and signed by the Administrative Agent in addition to the Lenders required above, affect the rights or duties of the Administrative Agent under this Agreement or any other Loan Document and (iii) any amendment, waiver or consent with respect to the Fee Letter or the Side Letter shall only require the consent of the parties thereto. Notwithstanding anything to the contrary herein, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder, except that the Commitment of such Lender may not be increased or extended without the consent of such Lender.

Section 10.02  Interpretation (Québec).  For purposes of any assets, liabilities or entities located in the Province of Québec and for all other purposes pursuant to which the interpretation or construction of this Agreement may be subject to the laws of the Province of Québec or a court or tribunal exercising jurisdiction in the Province of Québec, (a) “personal property” shall include “movable property”, (b) “real property” or “real estate” shall include “immovable property”, (c) “tangible property” shall include “corporeal property”, (d) “intangible property” shall include “incorporeal property”, (e) “security interest”, “mortgage” and “lien” shall include a “hypothec”, “right of retention”, “prior claim” and a resolutory clause, (f) all references to filing, perfection, priority, remedies, registering or recording under the UCC, PPSA or Code shall include publication under the Civil Code of Québec, (g) all references to “perfection” of or “perfected” liens or security interest shall include a reference to an “opposable” or “set up” lien or security interest as against third parties, (h) any “right of offset”, “right of setoff” or similar expression shall include a “right of compensation”, (i) “goods” shall include “corporeal movable property” other than chattel paper, documents of title, instruments, money and securities, (j) an “agent” shall include a “mandatary”, (k) “construction liens” shall include “legal hypothecs”; (l) “joint and several” shall include “solidary”; (m) “gross negligence or willful misconduct” shall be deemed to be “intentional or gross fault”; (n) “beneficial ownership” shall include “ownership on behalf of another as mandatary”; (o) “easement” shall include “servitude”; (p) “priority” shall include “prior claim”; (q) “survey” shall include “certificate of location and plan”; (r) “state” shall include “province”; (s) “fee simple title” shall include “absolute ownership”; (t) “accounts” shall include “claims”.  The parties hereto confirm that it is their wish that this Agreement and any other document executed in connection with the transactions contemplated herein be drawn up in the English language only and that all other documents contemplated thereunder or relating thereto, including notices, may also be drawn up in the English language only.  Les parties aux présentes confirment que c’est leur volonté que cette convention et les autres documents de crédit soient rédigés en langue anglaise seulement et que tous les documents, y compris tous avis, envisagés par cette convention et les autres documents peuvent être rédigés en langue anglaise seulement.

Section 10.03  Notices, Process Agent, Etc.  (a) All notices and other communications provided for hereunder shall be in writing (including telegraphic or telecopy communication) and mailed, telegraphed, telecopied or delivered, if to any Borrower or any Guarantor, at the Company’s address at 150 East 42nd Street, 11th Floor, New York, New York 10017, with a copy to the Parent’s address at 612 St. Jacques Street, Montreal, Québec, Canada H3C 4M8, in each case to the attention of Jacques Mallette, as well as to the attention of (i) Ogilvy Renault LLP, Canadian counsel to the Parent, at its address at Suite 1100, 1981 McGill College Avenue, Montréal, Quebec H3A 3C1, Canada, Attention: George Maughan, fax number (514) 286-5474, and (ii) Arnold & Porter LLP, United States counsel to the Loan Parties, at its address at 399 Park Avenue, New York, NY 10022-4690, Attention: John A. Willett, Esq., fax number (212) 715-1399; if to any Initial Lender, Lead Arranger or any Initial Issuing Bank, at its Applicable Lending Office, respectively, specified opposite its name on Schedule I hereto; if to any other Lender Party, at its Applicable Lending Office specified in the Assignment and Acceptance pursuant to which it became a Lender Party; if to the Administrative Agent, at its address at Eleven Madison Avenue, New York, NY 10010, U.S.A., fax number 212-322-2291, e-mail address: agency.loanops@credit-suisse.com, Attention:  Agency Administration, with a copy to Eleven Madison Avenue, New York, NY 10010, U.S.A., fax number 212-325-8615, Attention: James P. Moran, as well as to Shearman & Sterling, counsel to the Administrative Agent, at its address at 599 Lexington Avenue, New York, New York 10022, fax number (212) 848-8190, Attention:  Douglas P. Bartner, Esq, and to Blake, Cassels & Graydon LLP, Barristers & Solicitors, Patent & Trade-mark Agents, 855 - 2nd Street S.W., Suite 3500, Bankers Hall East Tower, Calgary AB T2P 4J8 Canada, fax number (403) 260-9700, Attention:  Dan Fournier; or, as to the Borrowers, any Guarantor or the Administrative Agent, at such other address as shall be designated by such party in a written notice to the other parties.  All such notices and communications shall, when mailed, telegraphed or telecopied, be effective three Business Days after being deposited in the U.S. mails, first class postage prepaid, delivered to the telegraph company or confirmed as received when sent by telecopier, respectively, except that notices and communications to the Administrative Agent pursuant to Article II, III or VII shall not be effective until received by the Administrative Agent.  Delivery by telecopier of an executed counterpart of any amendment or waiver of any provision of this Agreement or the Notes or of any Exhibit hereto to be executed and delivered hereunder shall be effective as delivery of a manually executed counterpart thereof.

(b)           Each Borrower hereby agrees that it will provide to the Administrative Agent all information, documents and other materials that it is obligated to furnish to the Administrative Agent pursuant to the Loan Documents, including, without limitation, all notices, requests, financial statements, financial and other reports, certificates and other information materials, but excluding any such communication that (i) relates to a request for a new, or a Conversion of an existing, Borrowing or other extension of credit (including any election of an interest rate or interest period relating thereto), (ii) relates to the payment of any principal or other amount due under this Agreement prior to the scheduled date therefor, (iii) provides notice of any Default or Event of Default under this Agreement or (iv) is required to be delivered to satisfy any condition precedent to the effectiveness of this Agreement and/or any Borrowing or other extension of credit thereunder (all such non-excluded communications being referred to herein collectively as “Communications”), by transmitting the Communications in an electronic/soft medium in a format acceptable to the Administrative Agent to an address specified by the Administrative Agent to the Borrowers.  In addition, each Borrower agrees to continue to provide the Communications to the Administrative Agent in the manner specified in the Loan Documents but only to the extent requested by the Administrative Agent.  Each Borrower further agrees that the Administrative Agent may make the Communications available to the Lenders by posting the Communications on IntraLinks or a substantially similar electronic transmission system (the “Platform”).

(c)           THE PLATFORM IS PROVIDED “AS IS” AND “AS AVAILABLE”.  THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE COMMUNICATIONS, OR THE ADEQUACY OF THE PLATFORM AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS OR OMISSIONS IN THE COMMUNICATIONS.  NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING, WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY THE AGENT PARTIES IN CONNECTION WITH THE COMMUNICATIONS OR THE PLATFORM.  IN NO EVENT SHALL THE ADMINISTRATIVE AGENT OR ANY OF ITS AFFILIATES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, ADVISORS OR REPRESENTATIVES (COLLECTIVELY, “AGENT PARTIES”) HAVE ANY LIABILITY TO ANY BORROWER, ANY LENDER PARTY OR ANY OTHER PERSON OR ENTITY FOR DAMAGES OF ANY KIND, INCLUDING, WITHOUT LIMITATION, DIRECT OR INDIRECT, SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES, LOSSES OR EXPENSES (WHETHER IN TORT, CONTRACT OR OTHERWISE) ARISING OUT OF ANY BORROWER’S OR THE ADMINISTRATIVE AGENT’S TRANSMISSION OF COMMUNICATIONS THROUGH THE INTERNET, EXCEPT TO THE EXTENT THE LIABILITY OF ANY AGENT PARTY IS FOUND IN A FINAL NON-APPEALABLE JUDGMENT BY A COURT OF COMPETENT JURISDICTION TO HAVE RESULTED PRIMARILY FROM SUCH AGENT PARTY’S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT.

(d)           The Administrative Agent agrees that the receipt of the Communications by the Administrative Agent at its e-mail address set forth above shall constitute effective delivery of the Communications to the Administrative Agent for purposes of the Loan Documents.  Each Lender Party agrees that notice to it (as provided in the next sentence) specifying that the Communications have been posted to the Platform shall constitute effective delivery of the Communications to such Lender Party for purposes of the Loan Documents.  Each Lender Party agrees to notify the Administrative Agent in writing (including by electronic communication) from time to time of such Lender Party’s e-mail address to which the foregoing notice may be sent by electronic transmission and (ii) that the foregoing notice may be sent to such e-mail address.  Nothing herein shall prejudice the right of the Administrative Agent or any Lender Party to give any notice or other communication pursuant to any Loan Document in any other manner specified in such Loan Document.

(e)           The Parent and each Foreign Guarantor hereby irrevocably designates and appoints the Company (the “Process Agent”) as its authorized agent upon which process may be served in any action, suit or proceeding arising out of or relating to this Agreement or any other Loan Document that may be instituted by any Person.  The Parent and each Foreign Guarantor hereby agrees that service of any process, summons, notice or document by U.S. registered mail addressed to the Process Agent, with written notice of said service to you at the address above, shall be effective service of process for any action, suit or proceeding brought in any such court.  The Parent and each Foreign Guarantor hereby agrees that failure by a process agent to notify the relevant Loan Party of the process will not invalidate the proceedings concerned.  Each of the Loan Parties expressly agrees and consents to the provisions of this Section 10.04(e).

Section 10.04  No Waiver; Remedies.  No failure on the part of any Lender Party or the Administrative Agent to exercise, and no delay in exercising, any right hereunder or under any Note shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right.  The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

Section 10.05  Costs, Fees and Expenses, Etc.  (a)  Each Borrower agrees (i) to pay or reimburse the Initial Lenders for all reasonable costs and expenses incurred in connection with the development, preparation, negotiation and execution of this Agreement and the other Loan Documents and any amendment, waiver, consent or other modification of the provisions hereof and thereof (whether or not the transactions contemplated hereby or thereby are consummated), and the consummation and administration of the transactions contemplated hereby and thereby (including the monitoring of, and participation in, all aspects of the Cases), including, without limitation, all fees, expenses, disbursements and other charges of counsel for the Administrative Agent and the Lead Arrangers, and (ii) to pay or reimburse the Administrative Agent, the other Agents, the Lead Arrangers and the Initial Lenders for all reasonable costs and expenses incurred in connection with (A) the ongoing maintenance and monitoring of Revolving Credit Availability and (B) enforcement, attempted enforcement, or preservation of any rights or remedies under this Agreement or the other Loan Documents (including all such costs and expenses incurred during any “workout” or restructuring in respect of the Obligations and during any legal proceeding, including any proceeding under any Debtor Relief Law), including all reasonable fees, costs, expenses, disbursements and charges of outside counsel for the Administrative Agent, the Lead Arrangers and the Initial Lenders.  The foregoing fees, costs, expenses, disbursements and charges shall include all search, filing, recording, title insurance, collateral review, monitoring, and appraisal costs, expenses, charges, fees and taxes related thereto, and other reasonable out-of-pocket expenses incurred by the Administrative Agent, the other Agents, the Lead Arrangers and the Initial Lenders and the cost of independent public accountants and other outside experts retained jointly by the Administrative Agent, the other Agents, the Lead Arrangers and the Initial Lenders.  All amounts due under this Section 10.05(a) shall be payable initially on the Effective Date and thereafter from time to time within ten (10) Business Days after demand therefor accompanied by an appropriate invoice.  The agreements in this Section shall survive the termination of the Commitments and repayment of all other Obligations.

(b)           Whether or not the transactions contemplated hereby are consummated, each Borrower shall indemnify and hold harmless each Agent-Related Person, each Lender and their respective Affiliates, successors and assigns, officers, directors, employees, counsel, agents, advisors, controlling persons, members, attorneys-in-fact and representatives (collectively the “Indemnitees”) from and against any and all costs, claims, damages, losses, liabilities and expenses (including, without limitation, reasonable fees, disbursements and other charges of counsel), joint or several that may be incurred by, or asserted or awarded against any Indemnitee, in each case arising out of or in connection with or relating to any claim, investigation, litigation or other proceeding or the preparation of any defense with respect thereto arising out of or in connection with (i) the execution, delivery, enforcement, performance or administration of any Loan Document or any other agreement, letter or instrument delivered in connection with the transactions contemplated thereby or the consummation of the transactions contemplated thereby, (ii) any Commitment, Advance or Letter of Credit or the use or proposed use of the proceeds therefrom (including any refusal by an Issuing Bank to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit), (iii) any actual or alleged presence or release of Hazardous Materials on or from any property currently or formerly owned or operated by any Borrower or any other Loan

Party, or any Liability related in any way to any Borrower or any other Loan Party in respect of Environmental Laws, or (iv) any actual or prospective claim, litigation, investigation or other proceeding relating to any of the foregoing, whether based on contract, tort or any other theory (including any investigation of, preparation for, or defense of any pending or threatened claim, investigation, litigation or other proceeding) and regardless of whether any Indemnitee is a party thereto (all the foregoing, collectively, the “Indemnified Liabilities”), in all cases, whether or not caused by or arising, in whole or in part, out of the negligence of the Indemnitee; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such claim, damage, loss, liability or expense is determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted primarily from the gross negligence or willful misconduct of such Indemnitee.  In the case of an investigation, litigation or other proceeding to which the indemnity in this Section 10.05(b) applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by any Borrower or any of its Subsidiaries, any security holders or creditors of the foregoing an Indemnitee or any other Person, or an Indemnitee is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated.  No Indemnitee shall have any liability (whether direct or indirect, in contract, tort or otherwise) to any Borrower or any of its Subsidiaries for or in connection with the transactions contemplated hereby, except to the extent such liability is determined in a final non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnitee’s gross negligence or willful misconduct.  In no event, however, shall any Indemnitee be liable on any theory of liability for any special, indirect, consequential or punitive damages (including, without limitation, any loss of profits, business or anticipated savings).  No Indemnitee shall be liable for any damages arising from the use by others of any information or other materials obtained through IntraLinks or other similar information transmission systems in connection with this Agreement.  All amounts due under this Section 10.05(b) shall be payable within two Business Days after demand therefor.  The agreements in this Section shall survive the resignation of the Administrative Agent, the replacement of any Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all the other Obligations.

(c)           If any payment of principal of, or Conversion of, any Eurodollar Rate Advance or Canadian BA Rate Advance is made by any Borrower to or for the account of a Lender Party other than on the last day of the Interest Period for such Advance, as a result of a payment or Conversion pursuant to Section 2.06 or 2.10(b), acceleration of the maturity of the Notes pursuant to Section 6.01 or for any other reason, or if any Borrower fails to make any payment or prepayment of an Advance for which a notice of prepayment has been given or that is otherwise required to be made, whether pursuant to Section 2.04, 2.06 or 6.01 or otherwise, the Borrowers shall, upon demand by such Lender Party (with a copy of such demand to the Administrative Agent), pay to the Administrative Agent for the account of such Lender Party any amounts required to compensate such Lender Party for any additional losses, costs or expenses that it may reasonably incur as a result of such payment or Conversion or such failure to pay or prepay, as the case may be, including, without limitation, any actual loss (excluding loss of anticipated profits), cost or expense incurred by reason of the liquidation or reemployment of deposits or other funds acquired by any Lender Party to fund or maintain such Advance.

(d)           All Obligations of any Borrower hereunder shall constitute a joint and several Obligation of each Borrower.

Section 10.06  Right of Set-off.  Subject to the DIP Financing Orders, upon (a) the occurrence and during the continuance of any Event of Default and (b) the making of the request or the granting of the consent specified by Section 6.01 to authorize the Administrative Agent to declare the Notes due and payable pursuant to the provisions of Section 6.01, each Lender Party and each of its respective Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and otherwise apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by such Lender Party or such Affiliate to or for the credit or the account of the applicable Borrowers against any and all of the Obligations of the applicable Borrowers now or hereafter existing under this Agreement and the Note or Notes (if any) held by such Lender Party, irrespective of whether such Lender Party shall have made any demand under this Agreement or such Note or Notes and although such obligations may be unmatured.  Each Lender Party agrees promptly to notify the Borrowers after any such set-off and application; provided, however, that the failure to give such notice shall not affect the validity of such set-off and application.  The rights of each Lender Party and its respective Affiliates under this Section are in addition to other rights and remedies (including, without limitation, other rights of set-off) that such Lender Party and its respective Affiliates may have.

Section 10.07  Binding Effect.  This Agreement shall become effective when it shall have been executed by the Borrowers, the Guarantors, each Agent, the Initial Issuing Bank and the Administrative Agent shall have been notified by each Initial Lender that such Initial Lender has executed it and thereafter shall be binding upon and inure to the benefit of each Borrower, each Agent and each Lender Party and their respective successors and assigns, except that no Borrower shall have the right to assign its rights hereunder or any interest herein without the prior written consent of each Lender Party.

Section 10.08  Successors and Assigns.  (a)  Each Lender may assign all or a portion of its rights and obligations under this Agreement (including, without limitation, all or a portion of its Commitment or Commitments, the Advances owing to it and the Note or Notes held by it); provided, however, that (i) each such assignment need not be of a uniform, and may be of a varying, percentage of all rights and obligations under and in respect of any or all Facilities, (ii) except in the case of an assignment to a Person that, immediately prior to such assignment, was a Lender, an Affiliate of any Lender or an Approved Fund of any Lender or an assignment of all of a Lender’s rights and obligations under this Agreement, the aggregate amount of the Commitments being assigned to such Eligible Assignee pursuant to such assignment (determined as of the date of the Assignment and Acceptance with respect to such assignment) shall in no event be less than $1,000,000 under each Facility for which a Commitment is being assigned, (iii) each such assignment shall be to an Eligible Assignee, (iv) the parties to each such assignment shall execute and deliver to the Administrative Agent, for its acceptance and recording in the Register, an Assignment and Acceptance (which Assignment and Acceptance shall be delivered to the Administrative Agent via an electronic settlement system acceptable to the Administrative Agent (or, if previously agreed with the Agent, manually)), together with any Note or Notes (if any) subject to such assignment, and shall pay to the Administrative Agent a processing and recordation fee of $3,500 (which fee may be waived or reduced in the sole discretion of the Administrative Agent); (v) except as otherwise provided below, any such assignment shall only be effective upon the consent of the Administrative Agent, such consent not to be unreasonably withheld or delayed and, in the case of the Revolving Credit Facility, of each Issuing Bank; (vi) (A) in the case of the Term Facility, assignments may be made without the consent of (but upon notice to) the Borrowers, and (B) in the case of the Revolving Credit Facility, any assignment shall only be effective upon the consent of the Borrowers, such consent not to be unreasonably withheld or delayed, provided that in no case shall the consent of any Borrower be required for the effectiveness of any assignment during the occurrence and continuation of an Event of Default and (vii) the Eligible Assignee, if it is not an existing Lender, shall deliver to the Administrative Agent an administrative questionnaire in such form as may be supplied by the Administrative Agent and any tax form required hereunder.

(b)           Upon such execution, delivery, acceptance and recording, from and after the effective date specified in such Assignment and Acceptance, (i) the assignee thereunder shall be a party hereto and, to the extent that rights and obligations hereunder have been assigned to it pursuant to such Assignment and Acceptance, have the rights and obligations of a Lender or Issuing Bank, as the case may be, hereunder and (ii) the Lender or Issuing Bank assignor thereunder shall, to the extent that rights and obligations hereunder have been assigned by it pursuant to such Assignment and Acceptance, relinquish its rights (other than its rights under Sections 2.11, 2.13 and 10.05 to the extent any claim thereunder relates to an event arising prior to such assignment) and be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all of the remaining portion of an assigning Lender’s or Issuing Bank’s rights and obligations under this Agreement, such Lender or Issuing Bank shall cease to be a party hereto).

(c)           By executing and delivering an Assignment and Acceptance, each Lender Party assignor thereunder and each assignee thereunder confirm to and agree with each other and the other parties thereto and hereto as follows: (i) other than as provided in such Assignment and Acceptance, such assigning Lender Party makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with any Loan Document or the execution, legality, validity, enforceability, genuineness, sufficiency or value of, or the perfection or priority of any lien or security interest created or purported to be created under or in connection with, any Loan Document or any other instrument or document furnished pursuant thereto; (ii) such assigning Lender Party makes no representation or warranty and assumes no responsibility with respect to the financial condition of any Loan Party or the performance or observance by any Loan Party of any of its obligations under any Loan Document or any other instrument or document furnished pursuant thereto; (iii) such assignee confirms that it has received a copy of this Agreement, together with copies of the financial statements referred to in Section 4.01 and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into such Assignment and Acceptance; (iv) such assignee will, independently and without reliance upon any Agent, such assigning Lender Party or any other Lender Party and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement; (v) such assignee confirms that it is an Eligible Assignee; (vi) such assignee appoints and authorizes each Agent to take such action as agent on its behalf and to exercise such powers and discretion under the Loan Documents as are delegated to such Agent by the terms hereof and thereof, together with such powers and discretion as are reasonably incidental thereto; and (vii) such assignee agrees that it will perform in accordance with their terms all of the obligations that by the terms of this Agreement are required to be performed by it as a Lender or Issuing Bank, as the case may be.

(d)           The Administrative Agent, acting for this purpose (but only for this purpose) as the non-fiduciary agent of the Borrowers, shall maintain at its address referred to in Section 10.03 a copy of each Assignment and Acceptance delivered to and accepted by it and a register for the recordation of the names and addresses of the Lender Parties and the Commitment under each Facility of, and principal amount of the Advances owing under each Facility to, each Lender Party from time to time (the “Register”).  The entries in the Register shall be conclusive and binding for all purposes, absent manifest error, and the Borrowers, the Agents and the Lender Parties may treat each Person whose name is recorded in the Register as a Lender Party hereunder for all purposes of this Agreement.  The Register shall be available for inspection by any Borrower or any Agent at any reasonable time and from time to time upon reasonable prior notice.

(e)           Upon its receipt of an Assignment and Acceptance executed by an assigning Lender Party and an assignee, the Administrative Agent shall promptly, if such Assignment and Acceptance has been completed and is in substantially the form of Exhibit C hereto, (i) accept such Assignment and Acceptance, (ii) record the information contained in the Assignment and Acceptance in the Register and (iii) give prompt notice thereof and a copy of such Assignment and Acceptance to the Borrowers and each other Agent; provided that the failure of the Administrative Agent to provide any such notice with respect to any Assignment and Acceptance shall not affect the validity of such Assignment and Acceptance.  In the case of any assignment by a Lender, within five Business Days after its receipt of such notice, the Borrowers, at their own expense, shall execute and deliver to the Administrative Agent in exchange for the surrendered Note or Notes (if any) (with any assigning Lender

Party hereby agreeing to surrender to the Administrative Agent any Note or Notes in its possession) a new Note to the order of such Eligible Assignee in an amount equal to the Commitment assumed by it under each Facility pursuant to such Assignment and Acceptance and, if any assigning Lender that had a Note or Notes prior to such assignment has retained a Commitment hereunder under such Facility, a new Note to the order of such assigning Lender in an amount equal to the Commitment retained by it hereunder.  Such new Note or Notes shall be dated the effective date of such Assignment and Acceptance and shall otherwise be in substantially the form of Exhibit A-1 or A-2 hereto, as the case may be.

(f)            Each Issuing Bank may assign to one or more Eligible Assignees all or a portion of its rights and obligations under the undrawn portion of its Letter of Credit Commitment at any time; provided, however, that (i) each such assignment shall be to an Eligible Assignee and (ii) the parties to each such assignment shall execute and deliver to the Administrative Agent, for its acceptance and recording in the Register, an Assignment and Acceptance, together with a customary processing and recordation fee of the Administrative Agent in connection therewith.

(g)           Each Lender Party may sell participations to one or more Persons (other than any Loan Party or any of its Affiliates) in or to all or a portion of its rights and obligations under this Agreement (including, without limitation, all or a portion of its Commitments, the Advances owing to it and any Note or Notes held by it); provided, however, that (i) such Lender Party’s obligations under this Agreement (including, without limitation, its Commitments) shall remain unchanged, (ii) such Lender Party shall remain solely responsible to the other parties hereto for the performance of such obligations, (iii) such Lender Party shall remain the holder of any such Note for all purposes of this Agreement, (iv) the Borrowers, the Agents and the other Lender Parties shall continue to deal solely and directly with such Lender Party in connection with such Lender Party’s rights and obligations under this Agreement, (v) no participant under any such participation shall have any right to approve any amendment or waiver of any provision of any Loan Document, or any consent to any departure by any Loan Party therefrom, except to the extent that such amendment, waiver or consent would increase the commitment of such participant pursuant to such participation, reduce the principal of, or interest (other than default interest) on, the Advances or any fees or other amounts payable hereunder, in each case to the extent subject to such participation, postpone any date fixed for any payment of principal of, or interest on, the Advances or any fees or other amounts payable hereunder, in each case to the extent subject to such participation, or release a substantial portion of the value of the Collateral or the value of the Guaranties and (vi) the participating banks or other entities shall be entitled to the benefit of Section 2.13 to the same extent as if they were a Lender Party but, with respect to any particular participant, to no greater extent than the Lender Party that sold the participation to such participant and only if such participant agrees to comply with Section 2.13(e) as though it were a Lender Party.

(h)           Any Lender Party may, in connection with any assignment or participation or proposed assignment or participation pursuant to this Section 10.08, disclose to the assignee or participant or proposed assignee or participant any information relating to the Borrowers furnished to such Lender Party by or on behalf of the Borrowers; provided, however, that, prior to any such disclosure, the assignee or participant or proposed assignee or participant shall agree to preserve the confidentiality of any Confidential Information received by it from such Lender Party in accordance with Section 10.10 hereof.

(i)            Notwithstanding any other provision set forth in this Agreement, any Lender Party may at any time (and without the consent of the Administrative Agent or any Borrower) create a security interest in all or any portion of its rights under this Agreement (including, without limitation, the Advances owing to it and any Note or Notes held by it) in favor of any Federal Reserve Bank in accordance with Regulation A of the Board of Governors of the Federal Reserve System

(j)            Notwithstanding anything to the contrary contained herein, any Lender that is a fund that invests in bank loans may create a security interest in all or any portion of the Advances owing to it and the Note or Notes held by it to the trustee for holders of obligations owed, or securities issued, by such fund as security for such obligations or securities, provided, however, that unless and until such trustee actually becomes a Lender in compliance with the other provisions of this Section 10.08, (i) no such pledge shall release the pledging Lender from any of its obligations under the Loan Documents and (ii) such trustee shall not be entitled to exercise any of the rights of a Lender under the Loan Documents even though such trustee may have acquired ownership rights with respect to the pledged interest through foreclosure or otherwise.

(k)           Notwithstanding anything to the contrary contained herein, any Lender Party (a “Granting Lender”) may grant to a special purpose funding vehicle identified as such in writing from time to time by the Granting Lender to the Administrative Agent and the Borrowers (an “SPC”) the option to provide all or any part of any Advance that such Granting Lender would otherwise be obligated to make pursuant to this Agreement; provided, however, that (i) nothing herein shall constitute a commitment by any SPC to fund any Advance, and (ii) if an SPC elects not to exercise such option or otherwise fails to make all or any part of such Advance, the Granting Lender shall be obligated to make such Advance pursuant to the terms hereof.  The making of an Advance by an SPC hereunder shall utilize the Commitment of the Granting Lender to the same extent, and as if, such Advance were made by such Granting Lender.  Each party hereto hereby agrees that (i) no SPC shall be liable for any indemnity or similar payment obligation under this Agreement for which a Lender Party would be liable, (ii) no SPC shall be entitled to the benefits of Sections 2.11 and 2.13 (or any other increased costs protection provision) and (iii) the Granting Lender shall for all purposes, including, without limitation, the approval of any amendment or waiver of any provision of any Loan Document, remain the Lender Party of record hereunder.  In furtherance of the foregoing, each party hereto hereby agrees (which agreement shall survive the termination of this Agreement) that, prior to the date that is one year and one day after the payment in full of all outstanding commercial paper or other senior Debt of any SPC, it will not institute against, or join any other person in instituting against, such SPC any bankruptcy, reorganization, arrangement, insolvency, or liquidation proceeding under the laws of the United States or any State thereof.  Notwithstanding anything to the contrary contained in this Agreement, any SPC may (i) with notice to, but without prior consent of, the Borrowers and the Administrative Agent, assign all or any portion of its interest in any Advance to the Granting Lender and (ii) disclose on a confidential basis any non-public information relating to its funding of Advances to any rating agency, commercial paper dealer or provider of any surety or guarantee or credit or liquidity enhancement to such SPC.  This subsection (k) may not be amended without the prior written consent of each Granting Lender, all or any part of whose Advances are being funded by the SPC at the time of such amendment.

Section 10.09  Execution in Counterparts.  This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement by telecopier shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 10.10  Confidentiality; Press Releases and Related Matters.  (a)  No Agent or Lender Party shall disclose any Confidential Information to any Person without the consent of the Borrowers, other than (i) to such Agent’s or such Lender Party’s Affiliates and their officers, directors, employees, agents and advisors and to actual or prospective Eligible Assignees and participants, and then only on a confidential, need-to-know basis, (ii) as requested or required by any law, rule or regulation or judicial process or (iii) as requested or required by any state, federal or foreign authority or examiner regulating banks or banking.

(b)           Each of the parties hereto and each party joining hereafter agrees that neither it nor its Affiliates will in the future issue any press releases or other public disclosure using the name of any Lender or its Affiliates or referring to this Agreement or any of the other Loan Documents without at least 2 Business Days’ prior notice to such Lender and without the prior written consent of such Lender or unless (and only to the extent that) such party or Affiliate is required to do so under law and then, in any event, such party or Affiliate will consult with the Borrowers, the Administrative Agent and such Lender before issuing such press release or other public disclosure.  Each party consents to the publication by the Agents of a tombstone or similar advertising material relating to the financing transactions contemplated by this Agreement.  The Agents reserve the right to provide to industry trade organizations such necessary and customary information needed for inclusion in league table measurements.

Section 10.11  Patriot Act Notice.  Each Lender Party and each Agent (for itself and not on behalf of any Lender Party) hereby notifies the Loan Parties that pursuant to the requirements of the Patriot Act, it is required to obtain, verify and record information that identifies each Loan Party, which information includes the name and address of such Loan Party and other information that will allow such Lender Party or such Agent, as applicable, to identify such Loan Party in accordance with the Patriot Act.  The Borrowers shall, and shall cause each of its Subsidiaries to, provide the extent commercially reasonable, such information and take such actions as are reasonably requested by any Agents or any Lender Party in order to assist the Agents and the Lender Parties in maintaining compliance with the Patriot Act.

Section 10.12  Anti-Money Laundering Legislation.  The Borrowers acknowledges that, pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” laws within Canada (collectively, including any guidelines or orders thereunder, “AML Legislation”), the Lenders and the Administrative Agent may be required to obtain, verify and record information regarding the Borrowers, the Guarantors, their respective directors, authorized signing officers, direct or indirect shareholders or other Persons in control of the Borrowers, and the transactions contemplated hereby. Borrowers shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Administrative Agent, or any prospective assign or participant of a Lender or the Administrative Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence.

Section 10.13  Survival of Agreement.  All covenants, agreements, representations and warranties made by the Loan Parties herein, in the other Loan Documents and in the certificates or other instruments prepared or delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the Lenders and each Issuing Bank and shall survive the making by the Lenders of the Advances, the execution and delivery of the Loan Documents and the issuance of the Letters of Credit, regardless of any investigation made by such persons or on their behalf, and shall continue in full force and effect as long as the principal of or any accrued interest on any Advance or Letter of Credit Advance or any fee or any other amount payable under this Agreement or any other Loan Document is outstanding and unpaid or any Letter of Credit is outstanding and so long as the Commitments have not been terminated.  Without prejudice to the survival of any other agreements contained herein, indemnification and reimbursement obligations contained herein (including pursuant to Sections 2.11, 2.22 and 10.05) shall survive the payment in full of the principal and interest hereunder, the expiration of the Letters of Credit, the termination of the Commitments or this Agreement, the invalidity or unenforceability of any term or provision of this Agreement or any other Loan Document, or any investigation made by or on behalf of the Administrative Agent, any Lender or the Issuing Bank.

Section 10.14  Interest Rate Limitation.  Notwithstanding anything herein to the contrary, if at any time the applicable interest rate on any Advance or participation in any Letter of Credit Advance,

together with all fees and charges that are treated as interest under applicable law (collectively, the “Charges”), as provided for herein or in any other document executed in connection herewith, or otherwise contracted for, charged, received, taken or reserved by any Lender or any Issuing Bank, shall exceed the maximum lawful rate (the “Maximum Rate”) that may be contracted for, charged, taken, received or reserved by such Lender in accordance with applicable law, the rate of interest payable hereunder, together with all Charges payable to such Lender or such Issuing Bank, shall be limited to the Maximum Rate, provided that such excess amount shall be paid to such Lender or such Issuing Bank on subsequent payment dates to the extent not exceeding the legal limitation.

Section 10.15  Entire Agreement.  This Agreement and the other Loan Documents constitute the entire contract between the parties relative to the subject matter hereof.  Any previous agreement among or representations from the parties or their Affiliates with respect to the subject matter hereof is superseded by this Agreement and the other Loan Documents.  Notwithstanding the foregoing, the Fee Letter and the Side Letter shall survive the execution and delivery of this Agreement and remain in full force and effect, including, without limitation, with respect to the “market flex” provisions contained therein, which right may be exercised in consultation with (but without the consent or signature of) the Borrowers or any Lenders other than the Initial Lenders before and/or after the Effective Date, on one or more occasions, and with retroactive effect to the Effective Date.  Nothing in this Agreement or in the other Loan Documents, expressed or implied, is intended to confer upon any party other than the parties hereto and thereto, and their respective successors and assigns permitted hereunder, any rights, remedies, obligations or liabilities under or by reason of this Agreement or the other Loan Documents.

Section 10.16  Jurisdiction, Etc.  (a)  Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court or federal court of the United States of America sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or any of the other Loan Documents to which it is a party, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in any such New York State court or, to the extent permitted by law, in such federal court.  Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.  Nothing in this Agreement shall affect any right that any party may otherwise have to bring any action or proceeding relating to this Agreement or any of the other Loan Documents in the courts of any jurisdiction.

(b)           Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any of the other Loan Documents to which it is a party in any New York State or federal court.  Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

Section 10.17  Governing Law.  This Agreement and the Notes shall be governed by, and construed in accordance with, the laws of the State of New York and, to the extent applicable, the Bankruptcy Code or as otherwise provided by the Canadian Bankruptcy Statutes.

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Section 10.18 Waiver of Jury Trial. Each of the Guarantors, the Borrowers, the Agents and the Lender Parties irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to any of the Loan Documents, the Advances or the actions of the Administrative Agent or any Lender Party in the negotiation, administration, performance or enforcement thereof.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

QUEBECOR WORLD INC., as Borrower

By:	/s/ Jacques Mallette
	Name:	JACQUES MALLETTE
	Title:	PRESIDENT & CEO

By:	/s/ Michèle Bolduc
	Name:	MICHÈLE BOLDUC
	Title:	VICE PRESIDENT, LEGAL

QUEBECOR WORLD (USA) INC., as
Borrower

By:	/s/ David McCarthy
Name:	DAVID MCCARTHY
Title:	PRESIDENT

QUEBECOR PRINTING HOLDING
COMPANY, as a Guarantor

By:	/s/ David McCarthy
Name:	DAVID MCCARTHY
Title:	PRESIDENT

QW MEMPHIS CORP., as a Guarantor

By:	/s/ David McCarthy
	Name:	DAVID MCCARTHY
	Title:	VICE PRESIDENT

THE WEBB COMPANY, as a Guarantor

By:	/s/ David McCarthy
Name:	DAVID MCCARTHY
Title:	PRESIDENT

QUEBECOR WORLD MEMPHIS LLC, as a
Guarantor

By:	/s/ David McCarthy
Name:	DAVID MCCARTHY
Title:	VICE PRESIDENT

QUEBECOR WORLD PRINTING (USA)
CORP., as a Guarantor

By:	/s/ David McCarthy
Name:	DAVID MCCARTHY
Title:	PRESIDENT

QUEBECOR WORLD LOVELAND INC., as a
Guarantor

By:	/s/ David McCarthy
Name:	DAVID MCCARTHY
Title:	VICE PRESIDENT

QUEBECOR WORLD SYSTEMS INC., as a
Guarantor

By:	/s/ David McCarthy
	Name:	DAVID MCCARTHY
	Title:	VICE PRESIDENT

QUEBECOR WORLD SAN JOSE INC., as a
Guarantor

By:	/s/ David McCarthy
	Name:	DAVID MCCARTHY
	Title:	PRESIDENT

QUEBECOR WORLD BUFFALO INC., as a
Guarantor

By	: /s/ David McCarthy
Name: DAVID MCCARTHY
Title: VICE PRESIDENT

QUEBECOR WORLD JOHNSON & HARDIN CO., as a Guarantor

By	: /s/ David McCarthy
Name: DAVID MCCARTHY
Title: VICE PRESIDENT

QUEBECOR WORLD NORTHEAST GRAPHICS INC., as a Guarantor

By	: /s/ David McCarthy
Name: DAVID MCCARTHY
Title: VICE PRESIDENT

QUEBECOR WORLD UP/GRAPHICS INC., as a Guarantor

By	: /s/ David McCarthy
Name: DAVID MCCARTHY
Title: PRESIDENT

QUEBECOR WORLD GREAT WESTERN PUBLISHING INC., as a Guarantor

By	: /s/ David McCarthy
Name: DAVID MCCARTHY
Title: VICE PRESIDENT

QUEBECOR WORLD DB ACQUISITION CORP., as a Guarantor

By	: /s/ David McCarthy
Name: DAVID MCCARTHY
Title: VICE PRESIDENT

WCP-D, INC., as a Guarantor

By	: /s/ David McCarthy
Name: DAVID MCCARTHY
Title: VICE PRESIDENT

QUEBECOR WORLD TACONIC HOLDINGS INC., as a Guarantor

By	: /s/ David McCarthy
Name: DAVID MCCARTHY
Title: VICE PRESIDENT

QUEBECOR WORLD RETAIL PRINTING CORPORATION, as a Guarantor

By	: /s/ David McCarthy
Name: DAVID MCCARTHY
Title: VICE PRESIDENT

QUEBECOR WORLD ARCATA CORP., as a Guarantor

By	: /s/ David McCarthy
Name: DAVID MCCARTHY
Title: VICE PRESIDENT

QUEBECOR WORLD ATGLEN INC., as a Guarantor

By	: /s/ David McCarthy
Name: DAVID MCCARTHY
Title: VICE PRESIDENT

QUEBECOR WORLD KRUEGER ACQUISITION CORPORATION, as a Guarantor

By	: /s/ David McCarthy
Name: DAVID MCCARTHY
Title: VICE PRESIDENT

QUEBECOR WORLD BOOK SERVICES LLC, as a Guarantor

By	: /s/ David McCarthy
Name: DAVID MCCARTHY
Title: VICE PRESIDENT

QUEBECOR WORLD DUBUQUE INC., as a Guarantor

By	: /s/ David McCarthy
Name: DAVID MCCARTHY
Title: VICE PRESIDENT

QUEBECOR WORLD PENDELL INC., as a Guarantor

By	: /s/ David McCarthy
Name: DAVID MCCARTHY
Title: VICE PRESIDENT

QUEBECOR WORLD FAIRFIELD INC., as a Guarantor

By	: /s/ David McCarthy
Name: DAVID MCCARTHY
Title: VICE PRESIDENT

QW NEW YORK CORP., as a Guarantor

By	: /s/ David McCarthy
Name: DAVID MCCARTHY
Title: VICE PRESIDENT

QUEBECOR WORLD DALLAS II INC., as a Guarantor

By	: /s/ David McCarthy
Name: DAVID MCCARTHY
Title: VICE PRESIDENT

QUEBECOR WORLD NEVADA II LLC, as a Guarantor

By	: /s/ David McCarthy
Name: DAVID MCCARTHY
Title: VICE PRESIDENT

QUEBECOR WORLD DALLAS, L.P., as a Guarantor

By	: /s/ David McCarthy
Name: DAVID MCCARTHY
Title: VICE PRESIDENT

QUEBECOR WORLD MT. MORRIS II LLC, as a Guarantor

By:	/s/ David McCarthy
	Name:	DAVID MCCARTHY
	Title:	VICE PRESIDENT

QUEBECOR WORLD PETTY PRINTING INC., as a Guarantor

By:	/s/ David McCarthy
	Name:	DAVID MCCARTHY
	Title:	VICE PRESIDENT

QUEBECOR WORLD HAZELTON INC., as a Guarantor

By:	/s/ David McCarthy
	Name:	DAVID MCCARTHY
	Title:	VICE PRESIDENT

QUEBECOR WORLD OLIVE BRANCH INC., as a Guarantor

By:	/s/ David McCarthy
	Name:	DAVID MCCARTHY
	Title:	VICE PRESIDENT

QUEBECOR WORLD DITTLER BROTHERS INC., as a Guarantor

By:	/s/ David McCarthy
	Name:	DAVID MCCARTHY
	Title:	VICE PRESIDENT

QUEBECOR WORLD ATLANTA II LLC, as a Guarantor

By:	/s/ David McCarthy
	Name:	DAVID MCCARTHY
	Title:	VICE PRESIDENT

QUEBECOR WORLD RAI INC., as a Guarantor

By:	/s/ David McCarthy
	Name:	DAVID MCCARTHY
	Title:	VICE PRESIDENT

QUEBECOR WORLD KRI INC., as a Guarantor

By	: /s/ David McCarthy
	Name:	DAVID MCCARTHY
	Title:	VICE PRESIDENT

QUEBECOR WORLD CENTURY GRAPHICS CORPORATION, as a Guarantor

By:	/s/ David McCarthy
	Name:	DAVID MCCARTHY
	Title:	VICE PRESIDENT

QUEBECOR WORLD WAUKEE INC., as a Guarantor

By:	/s/ David McCarthy
	Name:	DAVID MCCARTHY
	Title:	VICE PRESIDENT

QUEBECOR WORLD LOGISTICS INC., as a Guarantor

By:	/s/ David McCarthy
Name: DAVID MCCARTHY
Title: VICE PRESIDENT

QUEBECOR WORLD MID-SOUTH PRESS CORPORATION, as a Guarantor

By:	/s/ David McCarthy
Name: DAVID MCCARTHY
Title: VICE PRESIDENT

QUEBECOR WORLD CAPITAL CORPORATION, as a Guarantor

By:	/s/ David McCarthy
Name: DAVID MCCARTHY
Title: PRESIDENT

QUEBECOR WORLD CAPITAL II GP, as a Guarantor

By:	/s/ David McCarthy
Name: DAVID MCCARTHY
Title: PRESIDENT

QUEBECOR WORLD CAPITAL II LLC, as a Guarantor

By:	/s/ David McCarthy
Name: DAVID MCCARTHY
Title: PRESIDENT

WCZ, LLC, as a Guarantor

By:	/s/ David McCarthy
Name: DAVID MCCARTHY
Title: VICE PRESIDENT

QUEBECOR WORLD LEASE GP, as a Guarantor

By:	/s/ David McCarthy
Name: DAVID MCCARTHY
Title: PRESIDENT

QUEBECOR WORLD LEASE LLC, as a Guarantor

By:	/s/ David McCarthy
Name: DAVID MCCARTHY
Title: PRESIDENT

QUEBECOR PRINTING AVIATION INC., as a Guarantor

By:	/s/ David McCarthy
Name: DAVID MCCARTHY
Title: PRESIDENT

QUEBECOR WORLD EUSEY PRESS INC., as a Guarantor

By:	/s/ David McCarthy
Name: DAVID MCCARTHY
Title: VICE PRESIDENT

QUEBECOR WORLD INFINITI GRAPHICS INC., as a Guarantor

By:	/s/ David McCarthy
Name: DAVID MCCARTHY
Title: VICE PRESIDENT

QUEBECOR WORLD LINCOLN INC., as a Guarantor

By:	/s/ David McCarthy
	Name:	DAVID MCCARTHY
	Title:	VICE PREsSIDENT

QUEBECOR WORLD MAGNA GRAPHIC INC., as a Guarantor

By:	/s/ David McCarthy
	Name:	DAVID MCCARTHY
	Title:	VICE PRESIDENT

QUEBECOR WORLD NEVADA INC., as a Guarantor

By:	/s/ David McCarthy
	Name:	DAVID MCCARTHY
	Title:	VICE PRESIDENT

CREDIT SUISSE, CAYMAN ISLANDS
BRANCH, as Administrative Agent and as
Collateral Agent

By:	/s/ James Moran
	Name:	JAMES MORAN
	Title:	MANAGING DIRECTOR

By:	/s/ Nupur Kumar
	Name:	NUPUR KUMAR
	Title:	ASSOCIATE

CREDIT SUISSE, CAYMAN ISLANDS
BRANCH, as Initial Lender

By:	/s/ James Moran
	Name:	JAMES MORAN
	Title:	MANAGING DIRECTOR

By:	/s/ Nupur Kumar
	Name:	NUPUR KUMAR
	Title:	ASSOCIATE

CREDIT SUISSE, TORONTO BRANCH, as
Initial Lender

By:	/s/ Alain Daoust
	Name:	ALAIN DAOUST
	Title:	DIRECTOR

By:	/s/ Bruce F. Wetherly
	Name:	BRUCE F. WETHERLY
	Title:	DIRECTOR

CREDIT SUISSE, CAYMAN ISLANDS
BRANCH, as Initial Issuing Bank

By:	/s/ James Moran
	Name:	JAMES MORAN
	Title:	MANAGING DIRECTOR

By:	/s/ Nupur Kumar
	Name:	NUPUR KUMAR
	Title:	ASSOCIATE

CREDIT SUISSE, TORONTO BRANCH, as
Initial Issuing Bank

By:	/s/ Alain Daoust
	Name:	ALAIN DAOUST
	Title:	DIRECTOR

By:	/s/ Bruce F. Wetherly
	Name:	BRUCE F. WETHERLY
	Title:	DIRECTOR

CREDIT SUISSE, CAYMAN ISLANDS
BRANCH, as Swing Line Lender

By:	/s/ James Moran
	Name:	JAMES MORAN
	Title:	MANAGING DIRECTOR

By:	/s/ Nupur Kumar
	Name:	NUPUR KUMAR
	Title:	ASSOCIATE

MORGAN STANLEY SENIOR
FUNDING, INC., as Syndication Agent

By:	/s/ Gavin Baiera
	Name:	Gavin Baiera
	Title:	Authorized Signatory

MORGAN STANLEY SENIOR
FUNDING, INC., as Initial Lender

By:	/s/ Gavin Baiera
	Name:	Gavin Baiera
	Title:	Authorized Signatory

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By:	(S) Marie É. Chlumecky

Name:	Marie-É. Chlumecky
Title:	Corporate Secretary

Date:	January 31, 2008